UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the fiscal year ended

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the transition period from                      to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        Date of event requiring this shell company report

Commission file number [            ]

Kabushiki Kaisha Mizuho Financial Group

(Exact Name of Registrant as Specified in its Charter)

Mizuho Financial Group, Inc.

(Translation of Registrant’s Name into English)

Japan

(Jurisdiction of Incorporation or Organization)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered
Common Stock, without par value	The New York Stock Exchange*

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

At March 31, 2006, the following shares of capital stock were outstanding: (1) 12,003,995 shares of common stock (including 396,025 shares of common stock held by the registrant and its consolidated subsidiaries and equity-method affiliates as treasury stock), (2) 150,000 shares of fourth series class IV preferred stock, (3) 150,000 shares of sixth series class VI preferred stock, (4) 943,740 shares of eleventh series class XI preferred stock, and (5) 36,690 shares of thirteenth series class XIII preferred stock.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.           Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.                                                                                                                                        Yes  ☐    No  ☐

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.                                                                                                                        Yes  ☐    No  ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow.                                         Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                                                Yes  ☐    No  ☐

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS.)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.                            Yes  ☐    No  ☐

*	Not for trading, but only in connection with the registration and listing of the ADSs.

MIZUHO FINANCIAL GROUP, INC.

FORM 20-F REGISTRATION STATEMENT

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this registration statement, “we,” “us,” and “our” refer to Mizuho Financial Group, Inc. and, unless the context indicates otherwise, its consolidated subsidiaries. “Mizuho Financial Group” refers to Mizuho Financial Group, Inc. Furthermore, unless the context indicates otherwise, these references are intended to refer to us as if we had been in existence in our current form for all periods referred to herein.

In this registration statement, “our principal banking subsidiaries” refer to Mizuho Corporate Bank, Ltd., Mizuho Bank, Ltd. and Mizuho Trust & Banking Co., Ltd. (or with respect to references as of a date, or fiscal year ending, before April 1, 2002, to The Dai-Ichi Kangyo Bank, Limited, The Fuji Bank, Limited, The Industrial Bank of Japan, Limited, Mizuho Trust & Banking and The Yasuda Trust and Banking Co., Ltd.).

In this registration statement, references to “U.S. dollars,” “dollars” and “$” refer to the lawful currency of the United States and those to “yen” and “¥” refer to the lawful currency of Japan.

In this registration statement, all yen figures and percentages have been rounded to the figures shown, except for those yen figures and percentages in “Item 3.A. Key Information—Selected Financial Data—Japanese GAAP Selected Consolidated Financial Information,” which have been truncated to the figures shown, and unless otherwise specified. Accordingly, the total of each column of figures may not be equal to the total of the individual items.

Our fiscal year end is March 31. References to years not specified as being fiscal years are to calendar years.

Unless otherwise specified, for purposes of this registration statement, we have presented our financial information in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Unless otherwise stated or the context otherwise requires, all amounts in our financial statements are expressed in Japanese yen.

We usually hold the ordinary general meeting of shareholders of Mizuho Financial Group in June of each year in Chiyoda-ku, Tokyo.

FORWARD-LOOKING STATEMENTS

We may from time to time make written or oral forward-looking statements. Written forward-looking statements may appear in documents filed with the Securities and Exchange Commission, including this registration statement, and other reports to shareholders and other communications.

The U.S. Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking information to encourage companies to provide prospective information about themselves. We rely on this safe harbor in making these forward-looking statements.

This registration statement contains forward-looking statements regarding the intent, belief or current expectations of our management with respect to our financial condition and future results of operations. In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, our actual results may vary materially from those we currently anticipate. Potential risks and uncertainties include, without limitation, the following:

•	incurrence of significant credit-related costs;

•	declines in the value of our securities portfolio;

•	changes in interest rates;

•	foreign exchange rate fluctuations;

•	revised assumptions or other changes related to our pension plans;

•	failure to maintain required capital adequacy ratio levels;

•	downgrades in our credit ratings;

•	the effectiveness of our operational, legal and other risk management policies;

•	our ability to avoid reputational harm; and

•	the effect of changes in general economic conditions in Japan.

Our forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ from those in the forward-looking statements as a result of various factors. We identify in this registration statement in “Item 3.D. Key Information—Risk Factors,” “Item 4.B. Information on the Company—Business Overview,” “Item 5. Operating and Financial Review and Prospects” and elsewhere, some, but not necessarily all, of the important factors that could cause these differences.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

1.A. Directors and Senior Management

For a description of the names and functions of our directors and senior management, please see “Item 6.A. Directors, Senior Management and Employees—Directors and Senior Management” of this registration statement. The business address of all of our directors and senior management is: 5-5, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-0004, Japan.

1.B. Advisers

Not applicable.

1.C. Auditors

Ernst & Young ShinNihon, an independent registered public accounting firm, has acted as our auditor with respect to our consolidated financial statements as of and for the years ended March 31, 2005 and 2006. The address of Ernst & Young ShinNihon is Hibiya Kokusai Building, 2-3, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-0011, Japan. Ernst & Young ShinNihon is a member of the Japanese Institute of Certified Public Accountants.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.    KEY INFORMATION

3.A. Selected Financial Data

The following tables set forth our selected consolidated financial data.

The first table below sets forth selected consolidated financial data of Mizuho Financial Group as of and for the fiscal years ended March 31, 2005 and 2006, which have been derived from the audited consolidated financial statements of Mizuho Financial Group prepared in accordance with U.S. GAAP included in this registration statement.

The second table below sets forth selected consolidated financial data of Mizuho Financial Group as of and for the fiscal years ended March 31, 2003, 2004, 2005 and 2006 together with selected consolidated financial data of Mizuho Holdings, Inc. as of and for the fiscal year ended March 31, 2002, each derived from the respective company’s consolidated financial statements prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP. By means of a stock-for-stock exchange, Mizuho Financial Group succeeded Mizuho Holdings as the holding company for the Mizuho group on March 12, 2003. The scope of the consolidated group did not change as a result of such exchange, and selected historical consolidated financial information of Mizuho Financial Group and Mizuho Holdings is presented together in the following tables.

The consolidated financial statements of Mizuho Financial Group as of and for the fiscal years ended March 31, 2005 and 2006 prepared in accordance with U.S. GAAP have been audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) by Ernst & Young ShinNihon, independent registered public accounting firm.

You should read the U.S. GAAP selected consolidated financial information presented below together with the information included in “Item 5. Operating and Financial Review and Prospects” and the audited consolidated financial statements, including the notes thereto, included in this registration statement. The information presented below is qualified in its entirety by reference to that information.

U.S. GAAP Selected Consolidated Financial Information

	As of and for the fiscal years ended March 31,
	2005	2006
	(in millions of yen, except per share data and percentages)
Statement of income data:
Interest and dividend income	¥1,615,428	¥1,957,907
Interest expense	578,573	944,895

Net interest income	1,036,855	1,013,012
Provision (credit) for loan losses	55,035	(157,666)

Net interest income after provision (credit) for loan losses	981,820	1,170,678
Noninterest income	1,599,673	995,156
Noninterest expenses	1,379,053	1,454,304
Income before income tax expense (benefit)	1,202,440	711,530
Income tax expense (benefit)	124,379	(374,142)

Net income	¥1,078,061	¥1,085,672

Net income attributable to common shareholders	¥1,020,997	¥1,047,719
Amounts per share:
Basic earnings per common share—net income attributable to common shareholders	¥94,616.09	¥93,778.71
Diluted earnings per common share—net income attributable to common shareholders	70,005.52	82,748.82
Number of shares used to calculate basic earnings per common share (in thousands)	10,791	11,172
Number of shares used to calculate diluted earnings per common share (in thousands)	14,944	12,889
Cash dividends per share declared during the fiscal year:
Common stock	¥3,000	¥3,500
	$27.98	$29.79
First series class I preferred stock	¥22,500	¥—
	$209.85	$—
Second series class II preferred stock	¥8,200	¥8,200
	$76.48	$69.80
Third series class III preferred stock	¥14,000	¥14,000
	$130.57	$119.17
Fourth series class IV preferred stock	¥47,600	¥47,600
	$443.95	$405.18
Sixth series class VI preferred stock	¥42,000	¥42,000
	$391.72	$357.51
Seventh series class VII preferred stock	¥11,000	¥11,000
	$102.59	$93.63
Eighth series class VIII preferred stock	¥8,000	¥8,000
	$74.61	$68.10
Ninth series class IX preferred stock	¥17,500	¥—
	$163.22	$—
Tenth series class X preferred stock	¥5,380	¥5,380
	$50.18	$45.80
Eleventh series class XI preferred stock	¥20,000	¥20,000
	$186.53	$170.24
Twelfth series class XI preferred stock	¥2,500	¥—
	$23.32	$—
Thirteenth series class XIII preferred stock	¥30,000	¥30,000
	$279.80	$255.36

	As of and for the fiscal years ended March 31,
	2005	2006
	(in millions of yen, except per share data and percentages)
Balance sheet data:
Total assets	¥139,608,540	¥145,522,392
Loans, net of allowance	64,362,181	67,898,640
Total liabilities	136,537,265	140,880,392
Deposits	80,518,714	82,703,690
Long-term debt	4,788,775	5,384,991
Common stock	3,105,754	3,547,726
Shareholders’ equity	2,869,528	4,345,714
Other financial data:
Return on equity and assets:
Net income attributable to common shareholders as a percentage of total average assets	0.77%	0.74%
Net income attributable to common shareholders as a percentage of average shareholders’ equity	24.85%	27.40%
Dividends per common share as a percentage of basic earnings per common share	3.70%	4.27%
Average shareholders’ equity as a percentage of total average assets	3.09%	2.71%
Net interest income as a percentage of total average interest-earning assets	0.83%	0.77%

Note:	Yen amounts for cash dividends per share for the fiscal years ended March 31, 2005 and 2006 are expressed in U.S. dollars at the rate of ¥107.22=$1.00 and ¥117.48 = $1.00, respectively. These rates are the noon buying rates on March 31, 2005 and 2006 in New York City for cable transfers in yen as certified for customs purposes by the Federal Reserve Bank of New York.

Japanese GAAP Selected Consolidated Financial Information

	As of and for the fiscal years ended March 31,
	2002(1)	2003	2004	2005	2006
	(in millions of yen, except per share data and percentages)
Statement of income data:
Interest income	¥3,020,489	¥1,991,236	¥1,622,704	¥1,584,415	¥1,935,048
Interest expense	1,492,876	734,859	437,703	477,983	872,403

Net interest income	1,527,613	1,256,377	1,185,001	1,106,432	1,062,645
Fiduciary income	54,443	55,460	62,064	63,253	78,843
Net fee and commission income	501,081	410,534	426,614	472,628	555,935
Net trading income	178,884	244,524	231,804	165,059	204,941
Net other operating income	199,993	266,754	206,861	185,724	100,073
General and administrative expenses	1,368,206	1,237,641	1,125,905	1,091,348	1,095,243
Other income	866,499	243,434	503,872	735,297	502,212
Other expenses(2)	3,385,481	3,501,617	609,073	693,989	429,265

Income (loss) before income taxes and minority interests	(1,425,170)	(2,262,172)	881,240	943,059	980,142
Income taxes:
Current	110,498	22,288	28,055	19,817	64,038
Deferred	(545,923)	30,505	387,855	235,227	185,035
Minority interests in net income (loss)	(13,701)	62,205	58,347	60,630	81,164

Net income (loss)	¥(976,044)	¥(2,377,172)	¥406,982	¥627,383	¥649,903

Net income (loss) per share:
Basic	¥(108,003.27)	¥(254,524.65)	¥36,153.27	¥54,625.61	¥55,157.14
Diluted	—	—	18,754.94	37,719.13	46,234.51

	As of and for the fiscal years ended March 31,
	2002(1)	2003	2004	2005	2006
	(in millions of yen, except per share data and percentages)
Cash dividends per share declared during the fiscal year(3):
Common stock	¥3,500	¥3,500	¥—	¥3,000	¥3,500
	$26.40	$29.64	$—	$27.98	$29.79
First series class I preferred stock	¥11,250	¥22,500	¥22,500	¥22,500	—
	$84.84	$190.56	$215.97	$209.85	—
Second series class II preferred stock	¥4,100	¥8,200	¥8,200	¥8,200	¥8,200
	$30.92	$69.45	$78.71	$76.48	$69.80
Third series class III preferred stock	¥7,000	¥14,000	¥14,000	¥14,000	¥14,000
	$52.79	$118.57	$134.38	$130.57	$119.17
Fourth series class IV preferred stock	¥23,800	¥47,600	¥47,600	¥47,600	¥47,600
	$179.49	$403.15	$456.90	$443.95	$405.18
Fifth series class V preferred stock	¥3,750	—	—	—	—
	$28.28	—	—	—	—
Sixth series class VI preferred stock	¥21,000	¥42,000	¥42,000	¥42,000	¥42,000
	$158.37	$355.72	$403.15	$391.72	$357.51
Seventh series class VII preferred stock	¥5,500	¥11,000	¥11,000	¥11,000	¥11,000
	$41.48	$93.17	$105.59	$102.59	$93.63
Eighth series class VIII preferred stock	¥4,000	¥8,000	¥8,000	¥8,000	¥8,000
	$30.17	$67.76	$76.79	$74.61	$68.10
Ninth series class IX preferred stock	¥8,750	¥17,500	¥17,500	¥17,500	¥—
	$65.99	$148.22	$167.98	$163.22	$—
Tenth series class X preferred stock	¥2,690	¥5,380	¥5,380	¥5,380	¥5,380
	$20.29	$45.57	$51.64	$50.18	$45.80
Eleventh series class XI preferred stock	—	—	¥165	¥20,000	¥20,000
	—	—	$1.58	$186.53	$170.24
Twelfth series class XI preferred stock	—	—	¥21	¥2,500	¥—
	—	—	$0.20	$23.32	$—
Thirteenth series class XIII preferred stock	—	—	¥247	¥30,000	¥30,000
	—	—	$2.37	$279.80	$255.36
Balance sheet data:
Total assets	¥151,312,427	¥134,032,747	¥137,750,091	¥143,076,236	¥149,612,794
Loans and bills discounted(4)	84,593,656	69,210,035	66,205,868	62,917,336	65,408,672
Securities	24,108,931	23,816,574	32,071,624	36,047,035	37,702,957
Deposits	85,606,235	72,222,642	77,487,475	80,368,058	82,367,125
Shareholders’ equity	4,731,420	2,861,066	3,644,396	3,905,726	4,804,993
Risk-adjusted capital data:
Tier 1 capital	¥5,028,952	¥3,495,431	¥3,941,146	¥4,172,047	¥4,555,947
Total qualifying capital	9,959,551	6,847,417	7,770,077	8,020,233	8,993,255
Total risk adjusted assets	94,288,763	71,823,565	68,424,191	67,324,998	77,338,353
Tier 1 capital ratio	5.33%	4.86%	5.75%	6.19%	5.89%
Capital adequacy ratio	10.56%	9.53%	11.35%	11.91%	11.62%

Notes:

(1)	A stock transfer payment was made in the fiscal year ended March 31, 2001 to shareholders in lieu of interim dividends with respect to the first half of such fiscal year. As a result, only dividends with respect to the second half of the fiscal year ended March 31, 2001 were declared during the fiscal year ended March 31, 2002.
(2)	The following table shows the amount of provision for reserves for possible losses on loans and write-offs on loans, both of which are components of other expenses:

	For the fiscal years ended March 31,
	2002	2003	2004	2005		2006
	(in millions of yen)
Provision for reserves for possible losses on loans	¥914,226	¥932,421	¥65,424	¥—	(1)	¥—	(1)
Write-offs of loans	1,287,267	735,111	209,509	161,461		37,187

Note:

(1)	In the fiscal years ended March 31, 2005 and 2006, we recorded reversal of reserves for possible losses on loans of ¥143,215 million and ¥142,249 million, respectively. Such reversal is included in other income.

Other expenses for the fiscal years ended March 31, 2002 and 2003 were significantly higher compared to subsequent fiscal years due mainly to the significant amount of costs related to the resolution of problem loan issues, including provision for reserves for possible losses on loans and write-offs of loans, which reflects heightened efforts to accelerate problem loan dispositions and increase reserve ratios. In addition, losses related to our portfolio of equity securities due to significant declines in Japanese stock markets also contributed to the large amount of other expenses in these two fiscal years. The combined amount of losses on devaluation of stocks and other securities and losses on sales of stocks and other securities was ¥436.8 billion for the fiscal year ended March 31, 2002 and ¥996.9 billion for the fiscal year ended March 31, 2003.
(3)	Yen amounts are expressed in U.S. dollars at the rate of ¥132.60 = $1.00, ¥118.07 = $1.00, ¥104.18 = $1.00, ¥107.22 = $1.00 and ¥117.48 = $1.00 for the fiscal years ended March 31, 2002, 2003, 2004, 2005 and 2006, respectively. These rates are the noon buying rates on the respective fiscal year-end dates in New York City for cable transfers in yen as certified for customs purposes by the Federal Reserve Board of New York.
(4)	Bills discounted refers to a form of financing in Japan under which promissory notes obtained by corporations through their regular business activities are purchased by banks prior to their payment dates at a discount based on prevailing interest rates.

There are certain differences between U.S. GAAP and Japanese GAAP. The differences between U.S. GAAP and Japanese GAAP applicable to us primarily relate to the accounting for derivative financial instruments and hedging activities, investments, loans, allowances for loan losses and off-balance-sheet instruments, premises and equipment, real estate sales and leasebacks, land revaluation, business combinations, Financial Stabilization Funds, pension liabilities, consolidation of variable interest entities and deferred taxes. See “Item 5. Operating and Financial Review and Prospects—Reconciliation with Japanese GAAP.” In addition, under Japanese GAAP, a restatement of prior year financial statements reflecting the effect of a change in accounting principles is not permitted, unlike under U.S. GAAP, which generally requires a restatement upon a voluntary change in accounting principles.

Exchange Rate Information

The following table sets forth, for each period indicated, the noon buying rate in New York City for cable transfers in yen as certified for customs purposes by the Federal Reserve Bank of New York, expressed in Japanese yen per $1.00. The exchange rates are reference rates and are not necessarily the rates used to calculate ratios or the rates used to convert yen to U.S. dollars in the financial statements contained in this registration statement.

Fiscal years ended March 31,	High	Low	Average(1)	Period end
	(yen per dollar)
2002	¥134.57	¥116.27	¥125.51	¥132.60
2003	133.46	115.71	121.08	118.07
2004	120.55	104.18	112.75	104.18
2005	114.30	102.26	107.28	107.22
2006	120.93	104.41	113.67	117.48
2007 (through October 18)	119.81	110.07	115.63	119.09

Calendar year 2006
May	113.46	110.07	—	—
June	116.42	111.66	—	—
July	117.44	113.97	—	—
August	117.35	114.21	—	—
September	118.02	116.04	—	—
October (through October 18)	119.81	117.66	—	—

Note:

(1)	Calculated by averaging the exchange rates on the last business day of each month during the respective periods.

The noon buying rate as of October 18, 2006 was ¥119.09 = $1.00.

3.B. Capitalization and Indebtedness

The following table sets forth our capitalization and indebtedness as of March 31, 2006. This table should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements, including the notes thereto, included in this registration statement.

As of March 31, 2006
(in millions of yen)
Long-term debt:
Obligations under capital leases	¥30,063
Loan participation borrowings	139,519
Senior borrowings and bonds	796,129
Subordinated borrowings and bonds	4,129,049
Borrowings and bonds of variable interest entities	290,231

Total long-term debt	¥5,384,991

Minority interest in consolidated subsidiaries:
Minority interest in consolidated subsidiaries	¥296,286

Shareholders’ equity:
Preferred stock:
Authorized 4,698,500 shares; Issued 1,280,430 shares(1)	1,580,430
Common stock:
Authorized 25,000,000 shares; Issued 12,003,995 shares(2)(3)	3,547,726
Accumulated deficit(4)	(2,647,768)
Accumulated other comprehensive income, net of tax	1,912,140
Treasury stock(2)(3)	(46,814)
Total shareholders’ equity(1)(3)(4)	4,345,714

Total capitalization and indebtedness(4)	¥10,026,991

Notes:

(1)	On July 4, 2006, we repurchased and cancelled all of 150,000 shares of fourth series class IV preferred stock and 150,000 shares of sixth series class VI preferred stock held by the Resolution and Collection Corporation. As a result of the cancellation, preferred stock decreased by ¥600,000 million and accumulated deficit increased by ¥3,498 million.
(2)	Of the issued shares of common stock as of March 31, 2006, Mizuho Financial Group held 2,596 shares as treasury stock, and our consolidated subsidiaries and equity-method affiliates held an aggregate of 393,429 shares. In calculating the number of shares of treasury stock, the number of shares of our common stock owned by equity-method affiliates is multiplied by our equity ownership percentage in the relevant equity-method affiliate.
(3)	On July 7, 2006, we repurchased and cancelled 131,800 shares held by our subsidiary, Mizuho Financial Strategy Co., Ltd. As a result of the cancellation, common stock and treasury stock each decreased by ¥15,266 million.
(4)	On June 27, 2006, our shareholders approved the appropriation of retained earnings totaling ¥81,422 million for the payment of cash dividends on our capital stock as follows:

•	¥47,600 per share of fourth series class IV preferred stock, totaling ¥7,140 million;

•	¥42,000 per share of sixth series class VI preferred stock, totaling ¥6,300 million;

•	¥20,000 per share of eleventh series class XI preferred stock, totaling ¥18,875 million;

•	¥30,000 per share of thirteenth series class XIII preferred stock, totaling ¥1,101 million; and

•	¥4,000 per share of common stock, totaling ¥48,006 million.

As a result of the dividend payments, accumulated deficit increased by ¥81,422 million.

The amount available for dividends is determined based on accounts prepared under Japanese GAAP. While we had an accumulated deficit under U.S. GAAP at March 31, 2006, we had retained earnings available for dividends under Japanese GAAP, and we made a distribution of annual dividends.

(5)	Since March 31, 2006, there have been no equity issuances, recapitalizations, dividend payments or other similar significant subsequent changes in capitalization other than those listed above.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

Investing in our securities involves a high degree of risk. You should carefully consider the risks described below as well as the other information in this registration statement, including our consolidated financial statements and related notes, “Item 5. Operating and Financial Review and Prospects,” “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk” and “Selected Statistical Data.”

Our business, financial condition and operating results could be materially adversely affected by any of the factors discussed below. The trading price of our securities could decline due to any of these factors. This registration statement also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks faced by us described below and elsewhere in this registration statement. See “Forward-Looking Statements.”

Risks relating to our business

We may incur significant credit-related costs in the future due to problem loans.

We are the primary bank lender for a large number of our corporate customers, and the amount of our loans and other claims to each of our major customers is significant. In addition, while we have made efforts to diversify our credit exposure along industry lines, the proportion of credit exposure to customers in the construction and real estate, banks and other financial institutions, and wholesale and retail industries is relatively high. We manage our loan portfolio by regularly monitoring the credit profile of each of our customers, the progress made on restructuring plans and loan concentrations in particular industries or corporate groups, and we also regularly assess the value of collateral and guarantees. However, depending on future trends in the domestic and global economic environment and other factors, the amount of our problem loans could increase significantly, including as a result of the deterioration in the credit profile of customers for which we are the primary bank lender, other major customers or customers belonging to industries to which we have significant credit exposure, and the value of collateral and guarantees could decline, which could result in our incurrence of significant credit-related costs.

Our equity investment portfolio exposes us to market risks that could adversely affect our financial condition and results of operations.

We hold substantial investments in marketable equity securities, mainly common stock of Japanese listed companies. In recent years, we sold a portion of such investments, and we may make further sales in the future. However, significant declines in the Japanese stock prices in the future would lead to unrealized losses, losses on impairment and losses from sales of equity securities which could have a material adverse effect on our financial condition and results of operations. In addition, 45% of unrealized gains on such investments, based on Japanese GAAP, is included within capital for purposes of the calculation of our capital adequacy ratios, and as a result, a decline in the value of such investments would negatively affect such ratios.

Changes in interest rates could adversely affect our financial condition and results of operations.

We hold a significant amount of bonds, consisting mostly of Japanese government bonds, primarily for the purpose of investment. As a result of such holdings, an increase in interest rates, primarily yen interest rates, could lead to unrealized losses of bonds or losses from sales of bonds. In addition, mainly due to differences in maturities between financial assets and liabilities, changes in interest rates could have an adverse affect on our average interest rate spread. We manage interest rate risk under our risk management policies, which provide for adjustments in the composition of our bond portfolio and the utilization of derivatives and other hedging methods to reduce our exposure to interest rate risk. However, in the event of a significant increase in interest rates, including as a result of a change in Japanese monetary policy and market trends, our financial condition and results of operations could be materially and adversely affected.

Our financial condition and results of operations could be adversely affected by foreign exchange rate fluctuations.

A portion of our assets and liabilities is denominated in foreign currencies, mainly the U.S. dollar. The difference between the amount of assets and liabilities denominated in foreign currencies leads to foreign currency translation gains and losses in the event of fluctuations in foreign exchange rates. Although we hedge a portion of our exposure to foreign exchange rate fluctuation risk, our financial condition and results of operations could be materially and adversely affected if future foreign exchange rate fluctuations significantly exceed our expectations.

Our pension-related costs could increase as a result of revised assumptions or changes in our pension plans.

Our pension-related costs and projected benefit obligations are calculated based on assumptions regarding projected returns on pension plan assets and various actuarial assumptions relating to the plans. If actual results differ from our assumptions or we revise our assumptions in the future, due to changes in the interest rate environment or otherwise, our pension-related costs and projected benefit obligations could increase. In addition, any future changes to our pension plans could also lead to increases in our pension-related costs and projected benefit obligations.

Failure to maintain capital adequacy ratios above minimum required levels could result in restrictions on our business activities.

We endeavor to maintain sufficient levels of capital adequacy ratios taking into account our plans for investments in risk assets, the efficiency of our capital structure and other factors. However, our capital adequacy ratios could decline in the future if our financial condition deteriorates significantly, as a result of the materialization of any of the risks enumerated in these “Risk Factors” or other factors. If the capital adequacy ratios of us and our banking subsidiaries, which are calculated pursuant to standards set forth by Japan’s Financial Services Agency and based on Japanese GAAP, fall below specified levels, the Financial Services Agency could require us to take corrective actions, including, depending on the level of deficiency, submission of an improvement plan that would strengthen our capital base, a reduction of our total assets or a suspension of a portion of our business operations.

Our capital adequacy ratios could decline due to regulatory changes.

The Financial Services Agency’s rules concerning banks’ capital adequacy ratios are based upon the framework set by the Basel Committee on Banking Supervision. Pursuant to a recent revision to the framework by the Basel Committee which, among other things, adopts variable risk weights according to the bank’s internal credit rating given to the obligor or risk assets, the Financial Services Agency is expected to implement new rules effective March 2007 that reflect such revision.

In addition, beginning March 2006, the Financial Services Agency began to apply upper limits to the amount of net deferred tax assets for purposes of calculating capital adequacy ratios. Under the new regulation, the maximum amount of net deferred tax assets under Japanese GAAP that major Japanese banks, including bank holding companies, can record without diminishing the amount of Tier 1 capital for purposes of calculating capital adequacy ratios was reduced to 40% of Tier 1 capital as of March 31, 2006 and will be further reduced to 30% and 20% as of March 31, 2007 and March 31, 2008, respectively. As of March 31, 2006, our net deferred tax assets under Japanese GAAP on a consolidated basis were ¥295.7 billion, which was equivalent to 6.4% of Tier 1 capital.

The implementation of these and other new rules relating to capital adequacy ratios could have an adverse effect on our capital adequacy ratios and those of our banking subsidiaries.

Downgrades in our credit ratings could have negative effects on our funding costs and business operations.

Credit ratings are assigned to Mizuho Financial Group, our banking subsidiaries and a number of our other subsidiaries by major domestic and international credit rating agencies. The credit ratings are based on information furnished by us or obtained by the credit rating agencies from independent sources and are also influenced by credit ratings of Japanese government bonds and general views regarding the Japanese financial system as a whole. The credit ratings are subject to revision, suspension or withdrawal by the credit rating agencies at any time. A downgrade in our credit ratings could result in, among other things, the following:

•	increased funding costs and other difficulties in raising funds;

•	the need to provide additional collateral in connection with financial market transactions; and

•	the termination or cancellation of existing agreements.

Our business will be adversely affected if we encounter difficulties in raising funds.

We rely principally on deposits and debentures as our funding sources. In addition, we also raise funds in the financial markets. Our efforts to maintain stable funding such as setting maximum limits on financial market funding and monitoring our liquidity position to apply appropriate funding policies, may not be sufficient to prevent significant increases in our funding costs or cash flow problems if we encounter difficulties in attracting deposits or otherwise raising funds. Such difficulties could result, among other things, from any of the following:

•	adverse developments with respect to our financial condition and results of operations;

•	downgrading of our credit ratings or damage to our reputation; or

•	a reduction in the size and liquidity of the debt markets due for example to a decline in the Japanese economy or concerns regarding the Japanese financial system.

We will be exposed to new or increased risks as we expand the range of our products and services.

We offer a broad range of financial services, including banking, securities, trust and other services. As the needs of our customers become more sophisticated and broader in scope, and as the Japanese financial industry continues to be deregulated, we have been entering into various new areas of business, including through business alliances, which expose us to new risks. In addition, risks related to our existing businesses could increase as in the case of the recent increase in Japan of ATM card-related fraud. While we have developed and intend to maintain risk management policies that we believe are appropriate to address such risks, if a risk materializes in a manner or to a degree outside of our expectations, our business, financial condition and results of operations could be materially and adversely affected.

We are subject to various laws and regulations, and violations could result in penalties and other regulatory actions.

Our business and employees in Japan are subject to various laws and regulations, including those applicable to financial institutions as well as general laws applicable to our business activities, and we are under the regulatory oversight of the Financial Services Agency. Our businesses outside of Japan are also subject to the laws and regulations of the jurisdictions in which they operate and are subject to oversight by the regulatory authorities of those jurisdictions. Our compliance and legal risk management structures are designed to prevent violations of such laws and regulations, but they may not be effective in preventing all future violations. For example, the Financial Services Agency issued a business improvement order to Mizuho Bank in December 2004 in connection with the embezzlement of customer funds by a former employee. The former employee was arrested in January 2006. In August 2006, Mizuho Bank also received a warning from the Japan Fair Trade Commission that the content relating to applicable interest rates on an advertisement for mortgage loans could be misleading and therefore could be in violation of a related law. Future violations of laws and regulations could result in regulatory action and harm our reputation, and our business, financial condition and results of operations could be materially and adversely affected.

Employee errors and misconduct could subject us to losses and reputational harm.

Because we process a large number of transactions in a broad range of businesses, we are subject to the risk of various operational errors and misconduct, including those caused by employees. Our measures to reduce employee errors, including establishment of operational procedures, regular reviews regarding compliance with these procedures, employee training and automation of our operations, may not be effective in preventing all employee errors and misconduct. For example, Mizuho Securities Co., Ltd. incurred a loss of ¥40.7 billion and received a business improvement order from the Financial Services Agency as a result of an erroneous stock brokerage order by an employee in December 2005. Significant operational errors and misconduct in the future could result in losses, regulatory action or harm to our reputation.

Problems relating to our information technology systems could significantly disrupt our business operations.

We depend significantly on information technology systems with respect to almost all aspects of our business operations. Our information technology systems network, including those relating to bank accounting and cash settlement systems, interconnects our branches and other offices, our customers and various clearing and settlement systems located worldwide. Our efforts to sustain stable daily operations and development of contingency plans for unexpected events, including the implementation of backup and redundancy measures, may not be effective in preventing significant disruptions to our information technology systems caused by, among other things, human error, accidents, hacking, computer viruses and development and renewal of computer systems. In the event of any such disruption, our business, financial condition and results of operations could be materially and adversely affected due to disruptions in our business operations, liability to customers and others, regulatory actions or harm to our reputation.

Our reputation could be harmed and we may be subject to liabilities and regulatory actions if we are unable to protect personal and other confidential information.

We handle various confidential or non-public information, including those of our individual and corporate customers, in the ordinary course of our business. The information management policies we maintain and enforce to prevent information leaks and improper access to such information, including those designed to meet the strict requirements of the Personal Information Protection Act of Japan which became fully effective in April 2005, may not be effective in preventing all such problems. For example, a former employee of Mizuho Bank was arrested in February 2006 for allegedly leaking customer information, and Mizuho Bank received a business improvement order from the Financial Services Agency in connection with the leakage. Leakage of important information in the future could result in liabilities and regulatory actions and may also lead to significant harm to our reputation.

Our business would be harmed if we are unable to attract and retain skilled employees.

Many of our employees possess skills and expertise that are important to maintain our competitiveness and to operate our business efficiently. We may not be successful in attracting and retaining sufficient skilled employees through our hiring efforts and training programs aimed to maintain and enhance the skills and expertise of our employees, in which event our competitiveness and efficiency could be significantly impaired.

Our risk management policies and procedures may not adequately address unidentified or unanticipated risks.

We have devoted significant resources to strengthening our risk management policies and procedures and expect to continue to do so in the future. Despite this, and particularly in light of the rapid evolution of our operations, our policies and procedures designed to identify, monitor and manage risks may not be fully effective. Some of our methods of managing risks are based upon our use of observed historical market behavior. As a result, these methods may not accurately predict future risk exposures, which could be significantly greater than the historical measures indicate.

We may be adversely affected if economic conditions in Japan or elsewhere deteriorate.

We conduct business operations in Japan as well as overseas, including in the United States, Europe and Asia. If general economic conditions in Japan or other regions were to deteriorate, we could experience weakness in our business, as well as deterioration in the credit quality of our loan portfolios, which could adversely affect our financial condition and results of operations.

Amendments and other changes to the laws and regulations that are applicable to us could have an adverse effect on us.

We are subject to various laws and regulations in and outside of Japan, including those applicable to financial institutions as well as general laws applicable to our business activities. If the laws and regulations that are applicable to us are amended or otherwise changed, for example in a way that restricts us from engaging in business activities that we currently conduct, our business, financial condition and results of operations could be materially and adversely affected.

The market for financial services in Japan is increasingly competitive.

Ongoing deregulation in Japan has significantly lowered the barriers to entry with respect to the provision of banking, securities, trust and other financial services. While such deregulation has the effect of increasing our own business opportunities, it also allows other major financial groups, foreign financial institutions, non-bank finance companies, government-affiliated entities such as Japan Post and other financial services providers to enter into new business areas or expand existing businesses. As a result, competition in the financial services industry has been intensifying in recent years and could intensify further in the future. If we are unable to respond effectively to current or future competition, our business, financial condition and results of operations could be adversely affected.

Our business could be significantly disrupted due to natural disasters, accidents or other causes.

Our headquarters, branch offices, information technology centers, computer network connections and other facilities are subject to the risk of damage from natural disasters such as earthquakes and typhoons as well as from acts of terrorism and other criminal acts. Japan has historically been prone to major earthquakes. Our business, financial condition and results of operations could be adversely affected if our recovery efforts, including our implementation of contingency plans that we have developed, are not effective in preventing significant disruptions to our business operations caused by natural disasters and criminal acts.

Negative rumors about us could have an adverse affect on us.

Our business depends on maintaining the trust of depositors and other customers and market participants. Negative rumors about us, spread through media coverage, communications between market participants, Internet postings or otherwise, could lead to our customers and market participants believing factually incorrect information about us and harm our reputation. In the event we are unable to dispel such rumors or otherwise restore our reputation, we could lose new and existing customers in which case our business, financial condition and results of operations could be materially and adversely affected.

Our failure to establish, maintain and apply adequate internal control over financial reporting in a timely manner could negatively impact the price of our shares and ADSs.

We are evaluating our internal controls over financial reporting to allow management to report on, and our independent registered public accounting firm to attest to, our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002 and rules and regulations of the SEC promulgated pursuant thereto. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending March 31, 2008. We are currently performing the system and process evaluation and testing in an effort to comply with the requirements. Although we plan to design enhanced processes and controls to address any issue that might be identified through our evaluation and testing, we cannot assure that we will be able to do so in a timely manner. If we fail to do so, our management may not be able to conclude that we have effective internal controls. Furthermore, even if our management concludes that our internal controls are effective, our independent registered public accounting firm may still be unable to attest to our management’s assessment or may issue a report that concludes that our internal controls over financial reporting are not effective. In either case, we may lose investor confidence in the reliability of our financial statements, which in turn could negatively impact the price of our shares and ADSs.

Risks Related to Owning Our Shares

Rights of shareholders under Japanese law may be more limited than under the law of other jurisdictions.

Our articles of incorporation, our regulations of board of directors and Japan’s Company Law, which came into effect in May 2006, govern our corporate affairs. Legal principles relating to such matters as the validity of corporate procedures, directors’ and officers’ fiduciary duties and shareholders’ rights may be different from or less clearly defined than those that would apply if we were incorporated in another jurisdiction. For example, under the Company Law, only holders of 3% or more of the total voting rights or total outstanding shares are entitled to examine our accounting books and records. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the law of jurisdictions within the United States or other countries. For more information on the rights of shareholders under Japanese law, see “Item 10.B. Memorandum and Articles of Association.”

It may not be possible for investors to effect service of process within the United States upon us or our directors, senior management or corporate auditors, or to enforce against us or those persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States.

We are a joint stock corporation incorporated under the laws of Japan. Almost all of our directors, senior management and corporate auditors reside outside the United States. Many of the assets of us and these persons are located in Japan and elsewhere outside the United States. It may not be possible, therefore, for U.S. investors to effect service of process within the United States upon us or these persons or to enforce, against us or these persons, judgments obtained in the U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States. We believe that there is doubt as to the enforceability in Japan, in original actions or in actions to enforce judgments of U.S. courts, of claims predicated solely upon the federal securities laws of the United States.

Risks Related to Owning Our ADSs

As a holder of ADSs, you have fewer rights than a shareholder and you must act through the depositary to exercise these rights.

The rights of our shareholders under Japanese law to take actions such as voting their shares, receiving dividends and distributions, bringing derivative actions, examining our accounting books and records and exercising appraisal rights are available only to shareholders of record. Because the depositary, through its custodian, is the record holder of the shares underlying the ADSs, a holder of ADSs may not be entitled to the same rights as a shareholder. In your capacity as an ADS holder, you are not able to bring a derivative action, examine our accounting books and records or exercise appraisal rights, except through the depositary. For more information on rights of an ADS holder, see “Item 12. Description of Securities Other Than Equity Securities.”

Foreign exchange rate fluctuations may affect the U.S. dollar value of our ADSs and dividends payable to holders of our ADSs.

Market prices for our ADSs may fall if the value of the yen declines against the U.S. dollar. In addition, the U.S. dollar amount of cash dividends and other cash payments made to holders of our ADSs would be reduced if the value of the yen declines against the U.S. dollar.

ITEM 4.    INFORMATION ON THE COMPANY

4.A. History and Development of the Company

The Mizuho Group

The Mizuho group was created on September 29, 2000 through the establishment of Mizuho Holdings as a holding company of our three predecessor banks, The Dai-Ichi Kangyo Bank, The Fuji Bank and The Industrial Bank of Japan. On October 1, 2000, the respective securities subsidiaries of the predecessor banks merged to form Mizuho Securities, and the respective trust bank subsidiaries merged on the same date to form Mizuho Trust & Banking.

A further major step in the Mizuho group’s development occurred in April 2002 when the operations of our three predecessor banks were realigned through a corporate split and merger process under Japanese law into a wholesale banking subsidiary, Mizuho Corporate Bank, and a banking subsidiary serving primarily retail and small and medium-sized enterprise customers, Mizuho Bank. As an additional step for realigning the group structure, Mizuho Financial Group was established on January 8, 2003 as a corporation organized under the laws of Japan, and on March 12, 2003, it became the holding company for the Mizuho group through a stock-for-stock exchange with Mizuho Holdings, which became an intermediate holding company focused on management of the Mizuho group’s banking and securities businesses. The legal and commercial name of the company is Mizuho Financial Group, Inc.

In May 2003, we initiated a project to promote early corporate revitalization of customers in need of revitalization or restructuring and to separate the oversight of restructuring borrowers from the normal credit origination function. In July 2003, our three principal banking subsidiaries, Mizuho Corporate Bank, Mizuho Bank and Mizuho Trust & Banking each transferred loans, equity securities and other claims outstanding relating to approximately 950 companies to new subsidiaries that they formed. In October 2005, based on the significant reduction in the balance of impaired loans held by these new subsidiaries, which we call the “revitalization subsidiaries,” we deemed the corporate revitalization project to be complete, and each of the revitalization subsidiaries was merged into its respective banking subsidiary parent.

As part of our “Channel to Discovery” strategic plan, we realigned our entire business operations into a Global Corporate Group, Global Retail Group and Global Asset and Wealth Management Group in the fiscal year ended March 31, 2006. In October 2005, in connection with this realignment, we established Mizuho Private Wealth Management Co., Ltd., a private banking subsidiary, and converted Mizuho Holdings on October 1, 2005 from an intermediate holding company into Mizuho Financial Strategy, an advisory company that provides advisory services to financial institutions.

Principal Capital Expenditures and Divestitures

In August 2003, Mizuho Corporate Bank entered into an agreement to sell all of the shares of its wholly owned subsidiary, Chekiang First Bank Limited in Hong Kong, to Wing Hang Bank, Limited for HK $4.8 billion. The sale was completed in September 2003.

In March 2004, Mizuho Bank entrusted its headquarter office (including both building and land) and other significant real property and sold the trust beneficiary interest therein to third parties for ¥217.0 billion, and Mizuho Bank simultaneously leased back such property.

In May 2005, Mizuho Financial Group established a trust, with our subsidiary, Trust & Custody Services Bank, Ltd., as trustee, to sell gradually 250 million shares of common stock it held in Mizuho Trust & Banking, equaling 4.98% of the then-outstanding shares of common stock of Mizuho Trust & Banking, at prevailing prices of such shares on the Tokyo Stock Exchange. The trust was terminated in September 2005 after completing the sale of all such shares.

In October 2005, UC Card Co., Ltd., our credit card subsidiary, conducted a corporate split to separate its credit card issuance business from its merchant acquisition and processing businesses. Following the corporate split, we sold the credit card issuance business to Credit Saison Co., Ltd. for ¥27.5 billion in connection with our alliance with Credit Saison relating to the credit card business.

Other Information

Our registered address is 5-5, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-0004, Japan, and our telephone number is 81-3-5224-1111.

4.B. Business Overview

General

We offer a variety of financial services, including banking, securities, trust and asset management services.

Mizuho Bank, our retail-oriented banking subsidiary, has approximately 26 million individual customers accounts and lends to approximately 100,000 small and medium-sized enterprises, or SMEs, and middle-market corporations. Customers of Mizuho Corporate Bank, our wholesale banking subsidiary, include approximately 70% of all companies listed on Japanese stock exchanges. In our business model, we have established a group structure based on customer segmentation and business function to enhance our flexibility and responsiveness in conducting our businesses.

See “Item 5. Operating and Financial Review and Prospects—Business Segments Analysis” for a breakdown of gross profits by category of activity and “Item 5. Operating and Financial Review and Prospects—Geographical Segment Analysis” for a breakdown of total revenue by geographic market.

Channel to Discovery Plan

In April 2005, we launched our new business strategy called the “Channel to Discovery” Plan. We continue to implement our Business Portfolio Strategy and Corporate Management Strategy developed under this plan to enhance our position as a global financial group.

Our Business Portfolio Strategy

We realigned our businesses into the following three Global Groups based on our customers’ needs: the Global Corporate Group; the Global Retail Group; and the Global Asset & Wealth Management Group. We strive to continue enhancing our profitability by leveraging the respective strengths of our Global Groups. The following summarizes the business activities of each of our three Global Groups:

•	The Global Corporate Group provides sophisticated banking and securities products and services that meet the needs of large or global corporations, utilizing our comprehensive financial expertise.

•	The Global Retail Group provides a wide range of financial products and services, including those provided through collaborations with leading domestic and international companies, that meet the diverse needs of individuals, SMEs, and middle-market corporations in Japan.

•	The Global Asset & Wealth Management Group provides trust, custody and private banking products and services that meet the diversified and sophisticated needs of our customers.

Specific initiatives that we implemented in the fiscal year ended March 31, 2006 to pursue our Business Portfolio Strategy include the following:

•	We established Mizuho Private Wealth Management, a private banking subsidiary, in October 2005.

•	We reorganized our business structure in October 2005 to make each of our two strategic retail subsidiaries, UC Card, our credit card subsidiary, and Mizuho Capital Co., Ltd., our venture capital subsidiary, a direct subsidiary of Mizuho Bank.

•	Mizuho Bank began collaborating with Wachovia Bank N.A. and Wells Fargo Bank N.A. in April 2005 in areas such as mutual referral of customers, cash management products, trade finance and sales of investment trust products in Japan. Mizuho Bank and Wachovia also maintain mutual links to each other’s website.

•	Mizuho Trust & Banking and Mizuho Bank began collaborating with The Bank of New York in April 2005 in areas including offering investment strategies to customers, such as Japanese corporate pension funds, utilizing The Bank of New York group’s alternative investment capabilities, sales of an investment trust that utilizes the Bank of New York group’s asset management capabilities and the respective global custody businesses of the parties.

•	We reorganized Mizuho Holdings in October 2005 into a new advisory company, Mizuho Financial Strategy, which provides advisory services to financial institutions.

•	In October 2005, we merged our four consolidated subsidiaries that specialized in borrower revitalization, or our revitalization subsidiaries, into their respective principal banking subsidiary parent, with the completion of their assigned roles.

Our Corporate Management Strategy

We are implementing the following measures in connection with our Corporate Management Strategy:

•	List on the New York Stock Exchange. We are listing depository receipts representing interests in our shares on the New York Stock Exchange and aim to enhance investor confidence through improved transparency with respect to our corporate disclosure and corporate governance.

•	Corporate social responsibility activities. We are enhancing our corporate social responsibility activities on a group-wide basis with an emphasis on promotion of environmental conservation and support of financial education. We established a corporate social responsibility committee in May 2005 to enhance our corporate social responsibility activities on a group-wide basis. We also began publishing an annual corporate social responsibility report in February 2006 to promote communication with our stakeholders. In addition, to support financial education, we sponsor academic courses in some universities at which our employees offer lectures. We also began a joint research program in April 2006 with Tokyo Gakugei University regarding financial education in schools.

•	Brand Strategy. We are pursuing a new corporate branding strategy based on the slogan “Channel to Discovery.” We are determined to be “a financial partner that helps customers shape their future and achieve their dreams” by sharing within the Mizuho group three key concepts, “enterprising,” “open” and “leading-edge,” that we believe reflect our strengths and challenges.

Group Operations

The Global Corporate Group

Mizuho Corporate Bank

Mizuho Corporate Bank provides various sophisticated financial services to large Japanese corporations such as corporations listed on Japanese stock exchanges, financial institutions, public sector entities and foreign corporations, including foreign subsidiaries of Japanese corporations. We meet the needs of our customers by utilizing our strengths such as our broad customer base, comprehensive financial expertise and international office network.

Mizuho Corporate Bank engages in customer relationship management through its Global RM Group, while individual financial products and services are developed and supported by the Global Investment Banking Group, the Global Transaction Banking Unit and the Global Market Unit. We offer innovative financial services to our customers by integrating these two functions. In addition, the Global Portfolio Management Unit actively manages credit risk.

Global RM Group

The Global RM group is divided into the following four business units based on customer segment:

•	the Corporate Banking Unit;

•	the Financial Institutions & Public Sector Business Unit;

•	the International Banking Unit; and

•	the Corporate Restructuring Business Unit.

The units serve as our contact point with our customers such as large corporations, financial institutions and public sector entities in and outside Japan.

Corporate Banking Unit

The Corporate Banking Unit engages in relationship management for large Japanese corporations and their affiliates.

In this area, we offer financial products and services on a global basis by utilizing the expertise of our group companies to meet the increasingly diverse and sophisticated needs of our customers. For example, we make proposals related to mergers and acquisitions and business restructuring of our customers in cooperation with sections specializing in those businesses. We also offer suitable financing and optimal solutions for our customers by enhancing cooperation with our group companies including Mizuho Bank, Mizuho Securities and Mizuho Trust & Banking.

Financial Institutions & Public Sector Business Unit

The Financial Institutions & Public Sector Business Unit engages in relationship management for Japanese financial institutions and public sector entities. The unit also engages in businesses related to bonds issued by corporations, financial institutions and public sector entities.

For financial institution customers, we offer various investments products and services that facilitate the restructuring of their loan portfolio utilizing our expertise and advisory services that address the managerial and strategic issues that they face.

We provide public sector entities with various financing alternatives such as syndicated loans and securitization transactions as well as advisory services related to managerial issues arising from privatizations and other public sector entity reforms in Japan.

Regarding our bond-related businesses, we support our customers’ financing needs by underwriting bonds issued by pubic sector entities and working as the commissioned bank or fiscal agent for bonds issued by corporations, financial institutions and public sector entities.

International Banking Unit

The International Banking Unit engages in relationship management for foreign corporations, including foreign subsidiaries of Japanese corporations.

We support our Japanese customers to expand their foreign operations, utilizing our financial expertise and alliances with foreign financial institutions. In particular, we are focusing on supporting our customers in connection with their entry into the Chinese market by offering advisory and other services. We also provide financial services to foreign corporations that are not affiliated with Japanese corporations through our global network.

In addition, we endeavor to meet the diverse needs of our overseas customers with respect to, among others, management buy-outs, project finance and trade finance. In the U.S. and European markets, we promote our asset management businesses, including the establishment of investment funds and management of collateralized debt obligations.

We are currently strengthening our international network by establishing new branches and offices or through the utilization of alliances with or investments in foreign financial institutions mainly to strengthen our capability to support Japanese customers. For example, we opened representative offices in Houston in August 2005 and Atlanta in February 2006 as well as branches in New Delhi, India in May 2006, Wuxi, China in June 2006 and Ho Chi Minh City, Vietnam in October 2006. Mizuho Corporate Bank Nederland N.V., a subsidiary of Mizuho Corporate Bank, opened a branch in Brussels, Belgium in July 2006. In addition, we have received regulatory approval to open a new branch in Milan, Italy. We also established the Asia Corporate Banking Division in May 2005 by consolidating the promotion functions for products such as syndicated loans and settlement services in the growing Asian market.

In September 2006, Mizuho Corporate Bank and Mizuho Securities entered into collaboration with Shinhan Bank and Good Morning Shinhan Securities Co., Ltd. of Korea, as well as with Korea Development Bank, to strengthen cooperation and collaboration between the parties through the sharing and utilization of each other’s business know-how and corporate customer base. In connection with the collaboration, Mizuho Corporate Bank purchased 1.855 million shares, or 0.49% of the outstanding stock as of August 2006, of Shinhan Financial Group Co., Ltd.

Corporate Restructuring Business Unit

The Corporate Restructuring Business Unit engages in credit engineering businesses such as the corporate revitalization business.

We provide advisory services relating to the development of corporate revitalization plans, exit plans for preferred shares issued during restructuring processes and arrangement of high-yield collateralized loan obligations, utilizing the expertise we gained in addressing our own impaired loans.

Global Investment Banking Group

The Global Investment Banking Group consists of two units, the Global Syndicated Finance Unit and the Global Financial Products Unit. We provide our customers with sophisticated financial solutions by integrating the functions of the two units.

Global Syndicated Finance Unit

The Global Syndicated Finance Unit engages in the loan syndication business.

We offer syndicated loan services to meet the various financing needs of our customers, and we aim to help grow the Japanese syndicated loan market as a leader in this market. During the fiscal year ended March 31, 2006, our group arranged, based on amount of principal, approximately 40% of all syndicated loans arranged in Japan. Mizuho Corporate Bank is introducing syndicated loans to new borrowers such as public sector entities and arranging new types of syndicated loans such as those related to mergers and acquisitions and corporate reorganizations.

Geographically, we maintain staff at branches and offices in Asia, the U.S. and Europe to promote our syndicated loan business on a global basis. For example, we arrange syndicated loans in Japan for foreign corporations and sell syndicated loans arranged in overseas markets to Japanese investors.

We also endeavor to grow the Japanese secondary loan market by developing loans with higher liquidity based on daily price indications, broadening the investor base and enhancing our relationships with regional financial institutions.

Global Financial Products Unit

The Global Financial Products Unit engages in structured finance, leveraged finance, real estate finance and project finance businesses.

We are strengthening our origination functions and expanding our range of products and services through cooperation with the Global Syndicated Finance Unit and our group companies, including Mizuho Securities, Mizuho Corporate Advisory and Mizuho Capital Partners.

Global Transaction Banking Unit

The Global Transaction Banking Unit engages in businesses related to cash management, custody, foreign exchange, trade finance and pension-related services. We provide some of these services by utilizing the Internet, including our domestic and global cash management services. We also support the settlement of electronic commerce among corporations.

We also promote yen settlement and clearing services, continuous linked settlement services, custody services and outsourced securities settlement services.

We offer foreign exchange and trade finance products and services in cooperation with our overseas branches and offices.

We provide customers of our pension-related services with pension plan proposals relating mainly to defined contribution plans by cooperating with Mizuho Trust & Banking and other group companies. Mizuho Corporate Bank also sells trust products as an agent of Mizuho Trust & Banking.

Global Markets Unit

The Global Markets Unit engages in investing in, and sales and trading of, financial products related to, among others, interest rates, foreign exchange, credit, equity and commodities.

We continue to enhance the sophistication of our portfolio management methods and diversify our investments by investing in alternative funds and credit-related products such as corporate bonds and credit derivatives.

Global Portfolio Management Unit

The Global Portfolio Management Unit manages our various portfolios, mainly our loan portfolio. We actively manage credit and other risks through diversification and enhancement of our operations, including use of credit derivatives that can contribute to reduction of credit risk concentration and enhancement of portfolio value.

Mizuho Securities

Mizuho Securities provides securities services mainly to Japanese and foreign institutional investors, corporations, financial institutions and public sector entities. Our goal is to become a market leader in the

Japanese investment banking industry by providing products and services that best satisfy the diverse needs of our customers. Mizuho Securities pursues group synergies by cooperating with other group companies such as Mizuho Corporate Bank.

We maintain securities subsidiaries in major international financial centers such as London, New York, Hong Kong and Zurich to satisfy the needs of global institutional investors.

In March 2004, all business operations of Norinchukin Securities Co., Ltd., a securities affiliate of Norinchukin Bank, a major bank that supports the Japanese agricultural cooperative system, were transferred to Mizuho Securities. As a result, we expanded our customer base for various investment products such as investment trusts and bonds to include, for example, agricultural cooperatives. In addition, in September 2004, Mizuho Securities issued new shares totaling ¥74.9 billion to the Norinchukin Bank to strengthen its relationship with the Norinchukin Bank and agricultural cooperatives and to enhance its business base and earnings potential. As a result of the issuance, Norinchukin Bank owned 18.48% of the outstanding shares of Mizuho Securities as of March 31, 2006.

Equity Underwriting and Trading Business

We are endeavoring to strengthen our equity underwriting business by making proposals related to, among other things, new issuance of stock or convertible bonds. We are also strengthening our capability to meet the investment needs of global institutional investors. In addition, Mizuho Corporate Bank, parent of Mizuho Securities, acquired 94 million shares (4.92% of outstanding shares at the time of the acquisition) of common stock of Nikko Cordial Corporation in connection with a business alliance between the two companies. We are gradually expanding joint equity underwritings with Nikko Cordial Securities and Nikko Citigroup based on the alliance.

Bond Underwriting and Trading Business

We provide bond underwriting services to issuers, including Japanese corporations and public sector entities, as a leading underwriter in the Japanese market. We also endeavor to maintain our leading position in the secondary bond market by expanding our customer base and enhancing our ability to manage bond trading positions.

Investment Banking Business

In this business, we actively provide proposals regarding mergers and acquisitions or structured finance transactions by anticipating the financial needs of our customers.

The Global Retail Group

Mizuho Bank

Mizuho Bank provides financial services mainly to individual customers, SMEs, middle-market corporations and local governmental entities in Japan. In addition to our broad customer base, we maintain one of the largest branch and ATM networks in Japan and a broad range of Internet banking services.

Mizuho Bank has the following five principal business groups:

•	the Consumer and Private Banking Group;

•	the Corporate Banking Group;

•	the Public Sector Banking Group;

•	the Trading and ALM Group; and

•	the Products Group.

Consumer and Private Banking Group

The Consumer and Private Banking Group offers a broad range of financial products and services to individual customers, including various types of loans and deposits as well as advisory and credit card services

We are enhancing our relationship marketing efforts by offering products and services that meet the diverse needs of our customers, establishing convenient access points for customers and providing specialized consulting services by utilizing the comprehensive expertise of our group companies.

We provide specialized consulting services mainly to customers who have financial assets of more than ¥10 million with us. For example, we had approximately 2,000 financial consultants, as of March 31, 2006, that make proposals regarding investments such as investment trusts, foreign currency deposits, insurance products and Japanese government bonds. We have also established “Premium Salons,” a designated space for private consultations with customers, at 150 branches, as of March 31, 2006. We have also developed a database of our individual customers that assists our consulting staff in marketing financial products that are most suitable for the specific customer. For customers with financial assets of more than ¥100 million with us, we offer private banking services by specialized private bankers. In addition, we also meet our customers’ one-stop shopping needs for banking, trust and securities services by establishing securities consulting booths, which we call “Planet Booths,” to offer the services of Mizuho Investors Securities Co., Ltd. in the lobbies of 73 branches and offices as of March 31, 2006 and by selling trust products at all Mizuho Bank branches as agents of Mizuho Trust & Banking. In May 2006, we began offering, as sales agent for Shinko Securities Co., Ltd., separately managed accounts, also called wrap accounts, under which customers’ financial assets are managed on a discretionary basis by Shinko Securities. Shinko Securities is an equity-method affiliate of ours that offers comprehensive securities services.

In our housing loan business, we recently reconfigured our loan screening process to reduce our response time to our potential customers. We have also expanded our product line to include, for example, “Flat 35,” a housing loan product with a 35 year fixed rated offered in cooperation with and securitized by Government Housing Loan Corporation. In addition, we have expanded the number of our housing loan business promotion centers which promote our housing loans through ties with real estate developers and brokers.

With respect to unsecured loan products, we cooperate with Orient Corporation to develop unsecured loan products such as “Captive Loans,” installment loans for shopping guaranteed by Orient Corporation, and card loans. We also endeavor to enhance our retail loan business through our corporate customer base by, for example, offering our products and services to employees of our corporate customers, including those of Mizuho Corporate Bank.

We offer Mizuho Mileage Club, a membership service where members can receive benefits depending on the level of business relationship with Mizuho Bank and acquire bonus points as they use credit cards at companies with which we have an alliance. As of March 31, 2006, we had approximately 1.5 million members. We issue to Mizuho Mileage Club members ATM cards with credit card functions called the Mizuho Mileage Club Card, which we originally issued under the UC (MasterCard) brand, and Mizuho Mileage Club Saison Card (VISA, JCB and AMEX), which we began issuing in the fiscal year ended March 31, 2006 based on a business alliance with Credit Saison. Under the alliance, in October 2005, we also consolidated the credit card issuance business of UC Card into Credit Saison, and UC Card is focusing on the merchant acquisition and processing businesses. We aim to strengthen our retail business with individual customers through these efforts to strengthen and reorganize our credit card business. In addition, in March 2006, we began issuing the Mizuho Suica Card, an ATM card with credit card, train ticket and electronic money functions in alliance with East Japan Railway Company.

As of March 31, 2006, we had 367 staffed branches throughout Japan. We will continue to develop convenient and effective points of contact with customers by enhancing our network of branches and offices that specialize in marketing to individual customers, ATMs, Internet services, telephone banking and mobile-phone banking and strengthening marketing through call centers

Corporate Banking Group

The Corporate Banking Group provides products and services mainly to SMEs and middle-market corporations.

We provide our customers with suitable financing arrangements together with sophisticated advisory and other services to meet customer needs.

Our marketing efforts for loans products include maintaining approximately 500 employees that engage in finding new customers, applying different marketing strategies based on the size of the customers’ annual sales, developing new strategic loan products and establishing approximately 100 “Mizuho Business Financial Centers” which primarily engage in loans to smaller enterprises based on interest rates commensurate with each borrower’s risk profile.

We offer our SME and middle-market corporation customers syndicated loans, advisory services related to overseas expansions, mergers and acquisitions-related services, securities products acting as sales agent for securities companies, services related to defined contribution pension plans and support for start-up companies in cooperation with Mizuho Capital. We call our provision of these services our “solutions business.”

Public Sector Banking Group

The Public Sector Group provides comprehensive financial services to meet the various needs of local governmental entities and other public sector entities, including services related to bank and capital markets financing to diversify their funding sources and various investment products and advisory services related to organizational restructuring and streamlining. We will continue to promote business with local governmental entities through our network of branches and offices.

Trading and ALM Group

The Trading and ALM Group engages in investing in, and sales and trading of, financial instruments related to, among others, interest rates, foreign exchange and securities, including derivative instruments. We are increasing and diversifying our various investing activities, including investments in corporate bonds and credit derivatives, while strengthening our risk management capabilities.

Products Group

Securities Division

The Securities Division offers services related to capital markets financing such as the issuance of corporate bonds and markets its services by anticipating the financial needs of our customers. In cooperation with group securities companies, including Mizuho Investors Securities, we endeavor to satisfy the financing needs of SMEs and middle-market corporations and the investment needs of individuals.

e-Commerce Division

The e-Commerce Division provides products and services related to information technology such as offering cash management services and developing IC cards.

Trade Services Division

The Trade Services Division engages in foreign exchange businesses such as settlement services related to foreign exchange and trade finance.

“Takarakuji” Lottery Division

The Takarakuji Lottery Division engages in the Takarakuji lottery business as an administrative bank for the Takarakuji lottery, the principal public lottery program in Japan

Mizuho Investors Securities

Mizuho Investors Securities is our securities company subsidiary that focuses on the needs of mainly individual customers, SMEs and middle-market corporations. We offer securities services that meet the diverse needs of our customers through our securities consulting booths, which we call “Planet Booths,” in 73 branches and offices of Mizuho Bank as of March 31, 2006, which we aim to increase to 100 in the near future. Some of the services and products of Mizuho Investors Securities are offered through Mizuho Bank as sales agent. In addition, we continue to enhance cooperation with other group companies. For example, we provide underwriting and other services in connection with initial public offerings by Mizuho Bank’s customers, while Mizuho Trust & Banking may act as stock transfer agent for issuers. We also started to offer separately managed accounts, also called wrap accounts, in July 2006, under which the financial assets of our customers such as wealthy individuals are managed on a discretionary basis.

The Global Asset and Wealth Management Group

Mizuho Trust & Banking

Mizuho Trust & Banking is a trust bank that provides customers with various financial services, including mainly trust services such as money trusts and pension trusts. We offer these trust-related products and consulting services in cooperation with our group companies. For example, Mizuho Bank and Mizuho Corporate Bank act as sales agents with respect to the products and services of Mizuho Trust & Banking.

Trust and Asset Management Business

In this area, we provide services related to money trusts, pension trusts, investment management, real estate transactions, securitization, stock transfer agent business, testamentary trusts and others.

We have been introducing various new types of trust products and services by anticipating customers’ needs and in accordance with deregulation of the Japanese trust industry, including the amendment of the Trust Business Law in December 2004. We aim to continue strengthening business collaborations with group companies to pursue synergies and enhancing consulting services to our customers.

Banking Business

We provide financing such as non-recourse real estate loans and loans to finance the construction of apartment buildings.

Mizuho Private Wealth Management

Mizuho Private Wealth Management offers comprehensive and integrated private banking services to meet the various financial and non-financial needs of our customers.

Trust & Custody Services Bank

Trust & Custody Services Bank provides financial institutions and institutional investors with trust and custody services and outsourcing services for securities custody. In addition, we offer account management services developed in response to reforms in the Japanese securities settlement systems and securities lending services to meet customer needs.

Three Asset Management Companies

Our three asset management companies, Dai-Ichi Kangyo Asset Management Co., Ltd., Fuji Investment Management Co., Ltd. and DLIBJ Asset Management Co., Ltd. (an equity-method affiliate of ours) provide investment management services for our group companies and customers. Each company offers a variety of investment trust products that meet the increasingly sophisticated and diverse needs of our customers.

Others

Mizuho Information & Research Institute Inc.

Mizuho Information & Research Institute mainly provides our corporate customers with the following three services:

•	system integration services;

•	outsourcing services that support the operation of information technology systems of our customers; and

•	consulting services related to, among others, environmental issues.

We are able to provide customers with a combination of the above services to meet their respective needs.

Mizuho Research Institute Ltd.

Mizuho Research Institute offers information and services mainly to corporations, financial institutions and public sector entities to meet their increasingly diverse and sophisticated needs by integrating its research, funded research and membership services that provide various information related to, among others, managerial and economic issues.

Mizuho Financial Strategy

Mizuho Financial Strategy engages in advisory services for financial institutions regarding their management and revitalization of their borrowers.

Competition

During the past several years, competition in the Japanese financial market has increased as the Japanese government has enhanced deregulation, such as reducing the separation of banking, securities and insurance businesses and promoting new entry into the financial businesses.

Our major competitors in Japan include:

•	Japan’s other major banking groups: Mitsubishi UFJ Financial Group and Sumitomo Mitsui Financial Group.

•	Other banking institutions: These include city banks, trust banks, regional banks, shinkin banks (or credit associations), credit cooperatives, agricultural cooperatives, foreign banks and retail-oriented online banks.

•	Securities companies and investment banks: These include both domestic securities companies and the Japanese affiliates of the global investment banks.

•	Government financial institutions: These include Japan Post and the Development Bank of Japan.

•	Non-bank finance companies: These include credit card issuers, installment shopping credit companies and other non-bank finance companies.

•	Other financial services providers: We also compete with private equity funds and other types of investors.

In global markets, we face competition with other commercial banks and other financial institutions, particularly major global banks and the leading domestic banks in those financial markets outside Japan in which we conduct business.

Japanese Banking Industry

Private banking institutions in Japan are normally classified into two categories: (i) ordinary banks, of which there were approximately 130 as of April 1, 2006, not including foreign commercial banks with banking operations in Japan; and (ii) trust banks, of which there were 21 as of April 1, 2006, including Japanese subsidiaries of foreign financial institutions and subsidiaries of Japanese financial institutions.

Ordinary banks consist mainly of city banks and regional banks. City banks and regional banks are distinguished on the basis of the location of their head office as well as the size and scope of their operations. The term “city bank” is usually used to refer to five such ordinary banks, including Mizuho Corporate Bank and Mizuho Bank. As of January 1, 2006, there were 112 regional banks, including member banks of the Second Association of Regional Banks that were formerly counted among the mutual loan and savings banks.

The city banks are generally considered to be the largest and most influential group of banks in Japan. Generally, these banks are based in large cities, such as Tokyo, Osaka and Nagoya, and operate domestically on a nation-wide scale through networks of branch offices. City banks have strong links with large corporate customers, including the major industrial companies in Japan. In light of deregulation and other competitive factors, however, many of these banks have placed increasing emphasis on other markets, including small and medium-sized enterprise and retail banking, international operations and, more recently, investment banking and related services.

The regional banks tend to be much smaller in terms of total assets than the city banks. Most of the regional banks are based in one of the prefectures of Japan and may extend their operations to neighboring prefectures. Their customers are mostly regional enterprises and local public utilities, although the regional banks also lend to large corporations.

As of April 1, 2006, there are 69 foreign banks operating banking businesses in Japan. These banks are subject to a statutory framework similar to the regulations applicable to Japanese domestic banks. Their principal sources of funds come from their overseas head offices or other branches.

New retail-oriented banks have emerged in recent years, including Internet banks and banks specializing in placing their ATMs in convenience stores and supermarkets without maintaining a branch network.

Trust banks, including Mizuho Trust & Banking, are engaged in trust services in relation to, among others, money trust, pension trust and real estate trust services, in addition to banking business.

A number of government financial institutions have been organized in order to supplement the activities of the private banking institutions. These corporations are government-owned and operate under its supervision through senior officials appointed by the government. Their funds are provided mainly by government sources. Among them are: The Development Bank of Japan, The Japan Bank for International Cooperation, Japan Finance Corporation for Small and Medium Enterprise, and the Agriculture and Forestry and Fisheries Finance Corporation of Japan. These institutions are planned to be privatized or consolidated pursuant to a law to promote administrative reform. The Government Housing Loan Corporation supports housing loans of private institutions through the securitization of such loans.

Another distinctive element of the Japanese banking system is the role of the postal savings system. Postal savings deposits are gathered through the network of post offices scattered throughout Japan operated by Japan Post, a Japanese government entity. The system offers various types of deposits, at interest rates that are set in accordance with a policy approved by the Minister of Internal Affairs and Communications with some reference to the market-based interest rates of private-sector banks. As of March 31, 2006, the balance of deposits with Japan Post was approximately ¥200 trillion. Based on legislation enacted in October 2005, Japan Post is scheduled to be transformed into a joint stock corporation holding four operating companies in 2007 with privatization of banking and insurance subsidiaries to be completed within a ten-year transitional period.

Supervision and Regulation

Japan

Pursuant to the Banking Law (Ginko Hou) (Law No. 59 of 1981, as amended), the Prime Minister of Japan has authority to supervise banks in Japan and delegates certain supervisory control over banks in Japan to the Commissioner of the Financial Services Agency. The Bank of Japan also has supervisory authority over banks in Japan, based primarily on its contractual agreements and transactions with the banks.

Financial Services Agency

Although the Prime Minister has supervisory authority over banks in Japan, except for matters prescribed by government order, this authority is generally entrusted to the Commissioner of the Financial Services Agency. Additionally, the position of Minister for Financial Services was established by the Cabinet to direct the Commissioner of the Financial Services Agency and to support the Prime Minister.

Under the Banking Law, the Prime Minister’s authority over banks and bank holding companies in Japan extends to various areas, including granting and cancellation of licenses, ordering the suspension of business in whole or in part and requiring submission of business reports or materials. Under the prompt corrective action system, the Financial Services Agency, acting on behalf of the Prime Minister, may take corrective action in the case of capital deterioration of banks, their subsidiaries and companies having special relationships prescribed by the cabinet order. These actions include requiring a financial institution to formulate and implement reform measures, requiring it to reduce assets or take other specific actions and issuing an order to suspend all or part of its business operations.

Under the prompt warning system introduced in December 2002, the Financial Services Agency may take precautionary measures to maintain and promote the sound operations of financial institutions, even before those financial institutions become subject to the prompt corrective action system. These measures require a financial institution to reform profitability, credit risk management, stability and cash flow.

The Bank of Japan

The Bank of Japan is Japan’s central bank and serves as the principal instrument for the execution of Japan’s monetary policy. The principal measures by which the Bank of Japan implements monetary policy are the adjustment of its discount rate, its operations in the open market and the imposition of deposit reserve requirements. Banks in Japan are allowed to obtain borrowings from, and rediscounting bills with, the Bank of Japan. Moreover, most banks in Japan maintain current accounts under agreements with the Bank of Japan pursuant to which the Bank of Japan is entitled to supervise, examine and audit the banks. The supervisory functions of the Bank of Japan are intended to enable it to ensure smooth settlement of funds among banks and other financial institutions, thereby contributing to the maintenance of an orderly financial system, whereas the supervisory practices of the Prime Minister or the Commissioner of the Financial Services Agency are intended to maintain the sound operations of banks and promote the security of depositors.

Examination of Banks

The Banking Law authorizes the Prime Minister to inspect banks and bank holding companies in Japan at any time. The Financial Services Agency normally conducts annual inspections and follow-up reviews. By evaluating banks’ systems of self-assessment, auditing their accounts and reviewing their compliance with laws and regulations, the Financial Services Agency monitors the financial soundness of banks, including the status and performance of their control systems for business activities. The inspection of banks is performed pursuant to a Financial Inspection Manual published by the Financial Services Agency which emphasizes the need for (i) each bank’s self-assessment rather than assessment based on the advice of the government authority and (ii) risk management made by each bank instead of merely an assessment of its assets. In July 2005, the Financial Services Agency announced that it would change its approach in inspections and shift its emphasis from normalizing the impaired loan problem to the protection of customers’ interests and the strengthening of the Japanese financial system through the initiative of the private sector. Under this framework, inspections by the Financial Services Agency emphasize dialogue between inspectors and financial institutions and enhance process checking focused on risk management and compliance with financial regulations. This framework also introduces a financial inspection ratings system which provides inspection results in the form of graded evaluations intended to offer an incentive for management action as well as links to subsequent selective regulatory measures in terms, among others, of frequency and scope of inspections. The financial inspection ratings system will be implemented in the near future, according to the announcement of the Financial Services Agency.

The Bank of Japan also conducts examinations of banks similar to those undertaken by the Financial Services Agency. The examinations are normally conducted once every few years, and involve such matters as examining asset quality, risk management and reliability of operations. Through these examinations, the Bank of Japan seeks to identify problems at an early stage and give corrective guidance where necessary.

In addition, the Securities and Exchange Surveillance Commission examines banks in connection with their securities business activities in accordance with the Securities and Exchange Law of Japan.

Examination and Reporting Applicable to Shareholders

Under the Banking Law, a person who intends to hold 20% (in certain exceptional cases, 15%) or more of the voting rights of a bank is required to obtain advance approval of the Commissioner of the Financial Services Agency. In addition, the Financial Services Agency may request reports or submission of materials from, or inspect any principal shareholder who holds 20% (in certain exceptional cases, 15%) or more of the voting rights of a bank, if necessary in order to secure the sound and appropriate operation of the business of such bank. Under limited circumstances, the Financial Services Agency may order such principal shareholder to take such measures as the Financial Services Agency deems necessary.

Furthermore, under the Banking Law, any person who becomes a holder of more than 5% of the voting rights of a bank holding company or bank must report its ownership of voting rights to the director of the relevant local finance bureau within five business days. In addition, a similar report must be made in respect of any subsequent change of 1% or more in any previously reported holding or any change in material matters set forth in reports previously filed, with some exceptions.

Deposit Insurance System

In 1971, the Deposit Insurance Law (Yokin Hoken Hou) (Law No. 34 of 1971, as amended) was enacted in order to protect depositors in cases where financial institutions fail to meet their obligations. The Deposit Insurance Corporation was established to implement the Deposit Insurance Law in the same year. The Deposit Insurance Corporation is supervised by the Prime Minister and the Minister of Finance. Subject to limited exceptions, the Prime Minister’s authority is entrusted to the Commissioner of the Financial Services Agency, as stipulated by a cabinet order.

As from April 2006, the Deposit Insurance Corporation receives annual insurance premiums from insured banks equivalent to 0.110% of the deposits that bear no interest, which are redeemable upon demand and are used by depositors primarily for payment and settlement purposes, and 0.080% of other deposits. The insurance money may be paid out in case of a suspension of deposits repayments, banking license revocation, dissolution or bankruptcy of the bank. Pay outs are generally limited to a maximum of ¥10 million of principal amount, together with any interest accrued with respect to each depositor. Only non-interest bearing deposits, redeemable on demand and used by depositors primarily for payment and settlement functions are protected in full.

Participation in the deposit insurance system is compulsory for city banks (including Mizuho Corporate Bank and Mizuho Bank), regional banks, long-term credit banks, trust banks (including Mizuho Trust & Banking), credit associations and co-operatives, labor banks and other financial institutions.

Governmental Measures to Treat Troubled Institutions

The Deposit Insurance Law was amended with effect from April 1, 2001 to construct a permanent system for dealing with failed financial institutions in Japan. This system superseded the framework for injecting public funds into financial institutions provided under the Law Concerning Emergency Measures for Early Stabilization of Financial Functions (Kinyu Kinou no Souki Kenzenka no tame no Kinkyu Sochi ni kansuru Houritsu) (Law No. 143 of 1998, as amended), except for cases in which application was made prior to March 31, 2001, as well as the framework for treating failed financial institutions under the Financial Reconstruction Law (Kinyu Kinou no Saisei no tame no Kinkyu Sochi ni kansuru Houritsu) (Law No. 132 of 1998, as amended).

Under the Deposit Insurance Law, a Financial Reorganization Administrator can be appointed by the Prime Minister if the bank is unable to fully perform its obligations with its assets or may suspend or has suspended repayment of deposits. The Financial Reorganization Administrator will take control of the assets of the bank, dispose of the assets and search for another institution willing to take over its business. Its business may also be transferred to a “bridge bank” established by the Deposit Insurance Corporation for the purpose of the temporary maintenance and continuation of operations of these types of institutions, and the bridge bank will seek to transfer the bank’s assets to another financial institution or dissolve the bank. The financial aid provided by the Deposit Insurance Corporation may take the form of a monetary grant, loan or deposit of funds, purchase of assets, guarantee or assumption of debts, subscription of preferred stock, or loss sharing. Where it is anticipated that the failure of a bank may cause an extremely grave problem in maintaining the financial order in Japan or the area where such bank is operating, the following measures may be taken: (i) the Deposit Insurance Corporation may subscribe for the shares or other instruments of the relevant bank in order to enhance capital adequacy of the bank; (ii) if the bank fails or suffers a capital deficit, financial aid exceeding the pay-off cost may be available to such bank; and (iii) in the case where the systematic risk cannot be avoided by the measure mentioned in (ii) above, the Deposit Insurance Corporation may acquire the bank’s shares.

The Strengthening Financial Functions Law

On June 14, 2004, the Strengthening Financial Functions Law (Kinyu Kinou no Kyouka no tame no Tokubetsu Sochi ni kansuru Houritsu) (Law No. 128 of 2004) was enacted in order to establish a new scheme of public money injection into financial institutions and thereby enhance the soundness of such financial institutions and revitalize economic activities in the regions where they do business. The Strengthening Financial Functions Law broadens the range of financial institutions to which public money is available and facilitates preventive injection of public money into troubled financial institutions or financial institutions that are not yet troubled in order to avert the possibility of a financial crisis. Applications for public money injection under the Strengthening Financial Functions Law need to be made by March 31, 2008.

Bank Holding Companies

Under the Banking Law, a bank holding company is prohibited from carrying out businesses other than administrating the businesses of its subsidiaries and matters incidental to such businesses. Business activities for subsidiaries of bank holding companies are limited to finance-related businesses and incidental businesses.

The Anti-Monopoly Law (Shiteki Dokusen no Kinshi oyobi Kousei Torihiki no Kakuho ni kansuru Houritsu) (Law No. 54 of 1947, as amended) prohibits a bank from holding more than 5% of another company’s voting rights. This does not apply to a bank holding company, although the bank holding company is subject to general shareholding restrictions under the Anti-Monopoly Law. The Banking Law does, however, prohibit a bank holding company and its subsidiaries, on an aggregate basis, from holding more than 15% (in contrast to 5% in the case of a bank and its subsidiaries) of the voting rights of certain types of companies not permitted to become subsidiaries of bank holding companies.

Securities and Exchange Law

The Securities and Exchange Law (Shouken Torihiki Hou) (Law No. 25 of 1948, as amended) permits financial institutions to compete in each other’s business areas through subsidiaries. Banks and other depositary institutions are allowed to set up securities subsidiaries and compete in the securities industry. The Securities and Exchange Law presently allows banks, subject to registration with, and in some cases obtaining the approval of, the Prime Minister, among other things, to underwrite and deal in Japanese government bonds, sell beneficiary certificates of investment trusts and securities issued by an investment company and engage in the securities intermediary business. Mizuho Financial Group is required to file with the Director General of the Kanto Local Finance Bureau an annual securities report including consolidated and non-consolidated financial statements in respect of each financial period, supplemented by semi-annual and extraordinary reports pursuant to the Securities and Exchange Law.

On June 14, 2006, several amendments to the Securities and Exchange Law and other financial laws were promulgated, including the introduction of the Financial Instruments and Exchange Law (Kinyu Shohin Torihiki Hou) (FIEL) which will replace the Securities and Exchange Law. These laws will amend, with respect to various financial instruments, a number of laws to (1) enhance investor protections and (2) enhance investors’ convenience, promote financial innovation and facilitate finance. The FIEL is expected to become effective within 18 months of its promulgation. Certain amendments to the Securities and Exchange Law including those relating to tender offers and large shareholding reports will become effective within six months of its promulgation. The new regime under the FIEL, among others, (i) establishes a cross-sectional framework of a wide range of financial instruments and services, (ii) enhances disclosure such as requiring listed companies to file quarterly reports and enhancing internal control over financial reporting and (iii) relaxes regulations through flexible application based on the nature of investors (professional or general public). The details of the new regime are to be stipulated by a cabinet order or a ministerial ordinance prior to the implementation of the FIEL.

Sales of Financial Products

As a result of financial deregulation, more financial products, including highly structured and complicated products, can now be more freely marketed to customers. In response to this, the Law of Sales of Financial Products (Kinyu Shouhin no Hanbai tou ni kansuru Houritsu) (Law No. 101 of 2000, as amended), effective from April 2001, introduced measures to protect financial service customers by: requiring financial service providers to provide customers with information concerning risks with respect to deficit of principal associated with the financial products they offer and any restrictions on the period for exercising rights or the period for rescission, unless the customers fall within the ambit of financial service providers or express their intent to the contrary; and holding financial service providers liable for damages caused by a failure to follow those requirements. The amount of loss of principal is refutably presumed to be the amount of damages. Additionally, the law requires financial service providers to endeavor to solicit customers in an appropriate manner and formulate and publicize a solicitation policy. The law amending the Law of Sales of Financial Products, together with other related laws to become effective upon the amendments to the Securities and Exchange Law, was promulgated on June 14, 2006. The amended law will enlarge the scope of duty of financial services providers to inform customers of certain important matters related to the financial products they solicit.

Self-Assessment and Reserves

The prompt corrective action system requires financial institutions to establish a self-assessment program which complies with the Inspection Manual issued by the Financial Services Agency and related laws such as the Financial Reconstruction Law. Financial institutions are required to analyze their assets, giving due consideration to accounting principles and other applicable rules and to classify their assets into four categories according to asset recovery risk and risk of impairment based on the classification of the obligor (normal obligors, watch obligors, intensive control obligors, substantially bankrupt obligors and bankrupt obligors) taking into account the likelihood of repayment and the risk of impairment to the value of the assets. The results of self-assessment should be reflected in the write-off and allowance according to the standard established by financial institutions pursuant to the guidelines issued by the Japanese Institute of Certified Public Accountants and Inspection Manual issued by the Financial Services Agency. Based on the results of the self-assessment, financial institutions may establish reserve amounts for their loan portfolio as may be considered adequate at the relevant balance sheet date, even if all or part of such reserves may not be immediately tax deductible under Japanese tax law.

Based on the accounting standards for banks issued by the Japanese Bankers Association, a bank is required to establish general reserves, specific reserves and reserves for probable losses on loans relating to restructuring countries.

Credit Limits

The Banking Law restricts the aggregate amount of loans to any single customer or customer group for the purposes of avoiding excessive concentration of credit risks and promoting the fair and extensive utilization of bank credit. The limits applicable to a bank holding company and bank with respect to their aggregate lending to any single customer or customer group are established by a cabinet order and by the Banking Law. The current limits are 25% of the total qualifying capital of the bank holding company or bank and its subsidiaries and affiliates with respect to a single customer and 40% of the total qualifying capital of the bank holding company or bank and its subsidiaries and affiliates with respect to a customer group.

Restriction on Share Holdings

The Law Concerning Restriction on Shareholdings by Banks (Ginko tou no Kabushiki tou no Hoyu no Seigen tou ni kansuru Houritsu) (Law No. 131 of 2001, as amended), effective from January 4, 2002, requires Japanese banks (including bank holding companies) and their subsidiaries to limit the aggregate market value (excluding unrealized gains, if any) of their holdings in equity securities to an amount equal to 100% of their Tier 1 capital from September 30, 2006 in order to reduce exposure to stock price fluctuations.

Share Purchase Program

In order to prevent a widespread decline in stock prices due to sales of equity securities pursuant to the Law Concerning Restriction on Shareholdings by Banks, the Banks’ Shareholdings Purchase Corporation was established through aggregate contributions of more than ¥10 billion by 128 financial institutions. The Banks’ Shareholdings Purchase Corporation, which commenced operations in February 2002, continues to purchase stocks held by banks at market prices until September 30, 2006. The Banks’ Shareholdings Purchase Corporation places stocks purchased through the special account into a trust, and such stocks will be resold before March 31, 2017. The Banks’ Shareholdings Purchase Corporation will be dissolved on March 31, 2017. In addition, in order to further facilitate the disposition of stocks by banks and other financial institutions, the Bank of Japan purchased stocks held by banks and other financial institutions during the period from November 29, 2002 through September 30, 2004. The Bank of Japan will not sell stocks purchased until September 30, 2007, unless, among other things, requested by an issuer to resell its stocks at the market price on the condition that the Bank of Japan will not suffer a loss resulting from the resale.

Deferred Tax Assets

In the Program for Further Financial Reform announced by the Financial Services Agency in December 2004, the Financial Services Agency stated its aim to study the introduction of appropriate regulatory treatment of net deferred tax assets in calculating banks’ capital adequacy ratios. On December 5, 2005, the Financial Services Agency promulgated the new regulation which became effective on March 31, 2006. Under the new regulation, the maximum amount of net deferred tax assets under Japanese GAAP that major Japanese banks, including bank holding companies, can record without diminishing the amount of Tier 1 capital for purposes of calculating capital adequacy ratios was reduced to 40% of Tier 1 capital as of March 31, 2006 and will be reduced to 30% and 20% as of March 31, 2007 and March 31, 2008, respectively, and 20% thereafter.

Revaluations of Land

Under the Law Concerning Revaluation of Land (Tochi no Saihyoka ni kansuru Houritsu) (Law No. 34 of 1998, as amended), banks, other financial institutions and large corporations were permitted to revalue their land once during the period ended on March 31, 2002. Under this law, the unrealized appreciation of the land net of taxes could be added to a company’s capital base and 45% of the gross unrealized appreciation of a bank’s land could be included in its qualified supplementary capital.

Capital Adequacy

The capital adequacy guidelines applicable to Japanese banks and bank holding companies with international operations supervised by the Financial Services Agency closely follow the risk-adjusted approach proposed by the Bank for International Settlements and are intended to further strengthen the soundness and stability of Japanese banks. Under the risk-based capital framework of these guidelines, balance sheet assets and off-balance-sheet exposures are assessed according to broad categories of relative risk, based primarily on the credit risk of the counterparty, country transfer risk and the risk regarding the category of transactions.

With regard to capital, these guidelines are in accordance with the standards of the Bank for International Settlements for a target minimum standard capital adequacy ratio of 8% (at least half of which must consist of Core Capital (Tier 1), a Core Capital ratio of 4%) on both a consolidated and non-consolidated basis for banks with international operations, such as Mizuho Corporate Bank, or on a consolidated basis for bank holding companies with international operations, such as Mizuho Financial Group. These guidelines place considerable emphasis on tangible common shareholders’ equity as the core element of the capital base, with appropriate recognition of other components of capital.

Banks and bank holding companies are required to measure and apply capital charges with respect to their market risks in addition to their credit risks. Market risk is defined as the risk of losses in on- and off-balance-sheet positions arising from movements in market prices such as the risks pertaining to interest rate related instruments and equities.

Japanese banks with only domestic operations and bank holding companies the subsidiaries of which operate only within Japan are subject to Japanese capital adequacy requirements that are similar to those discussed above, except that those banks and holding companies are required to have a minimum capital adequacy ratio of 4%, at least half of which must consist of Tier 1 capital and are not required to apply capital charges to their market risks.

In June 2004, the Basel Committee announced amended rules with respect to minimum capital requirements, which include amended risk weight calculations that introduce an internal ratings-based approach and the inclusion of operational risk in the calculations, as well as an emphasis on supervisory review and market discipline through effective disclosure. The amendments adopt variable risk weights according to the credit rating given to the obligor of the risk assets. The better the credit rating of an obligor, the lower the risk weight applicable to the risk assets owed by it. Also, the new rules require financial institutions to establish an internal risk management system, to make thorough disclosure of relevant information and to set an appropriate reserve against the operational risk based upon fair evaluation thereof. Although these amendments do not change the minimum capital adequacy ratio of 8% applicable to banks with international operations, the same 8% ratio is applicable to banks that adopt an internal ratings-based approach regardless of whether such bank has operations outside of Japan. On March 27, 2006, the new Financial Services Agency guidelines, which follow the amended rules, were promulgated. The new guidelines will become effective on March 31, 2007, except for certain provisions scheduled to take effect on March 31, 2008. Under the new guidelines, banks have several choices for the methodologies to calculate their capital requirements for credit risk, market risk and operational risk. Approval of the Financial Services Agency is necessary to adopt advanced methodologies for calculation.

Protection of Personal Information

The Personal Information Protection Law (Kojin Jouhou no Hogo ni kansuru Houritsu) (Law No. 57 of 2003, as amended) became fully effective in April 2005. The law and related guidelines impose various requirements on businesses, including us, that use databases containing personal information, such as appropriate custody of such information and restrictions on information sharing with third parties. Non-compliance with the order issued by the Financial Services Agency to take necessary measures to comply with the law subjects us to criminal and/or administrative sanctions.

Customer Identification and Retention of Records

To address money laundering and terrorism concerns, the Law on Customer Identification and Retention of Records of Transactions by Financial Institutions (Kinyu Kikan tou ni yoru Kokyaku tou no Honnin Kakunin tou ni kansuru Houritsu) (Law No. 32 of 2002, as amended) went into effect in January 2003. Under this law, financial institutions are required to perform customer identification procedures and keep records of their transactions as prescribed by ministerial order.

Law Concerning Protection of Depositors from Illegal Withdrawals Made by Forged or Stolen Cards

The Law Concerning Protection of Depositors from Illegal Withdrawals Made by Forged or Stolen Cards (Gizou Kaado tou oyobi Tounan Kaado tou wo Mochiite Okonawareru Fuseina Kikaishiki Yochokin Haraimodoshi tou karano Yochokinsha no Hogo tou ni kansuru Houritsu) (Law No. 94 of 2005), which became effective in February 2006, requires financial institutions to establish internal systems to prevent illegal withdrawals of deposits made using forged or stolen bank cards. The law also requires financial institutions, among other matters, to compensate depositors for any amount illegally withdrawn using forged bankcards, unless the financial institution can verify that it acted in good faith without negligence and that there was gross negligence on the part of the relevant account holder.

Program for Further Financial Reform

In December 2004, the Financial Services Agency announced its Program for Further Financial Reform, a series of proposals intended to establish a more vigorous financial system which was followed by a work schedule announced in March 2005. The Program for Further Financial Reform intends to establish an internationally reputable financial system which enhances users’ convenience and is supported by the vitality of the private sector.

As part of the measures included in the Program for Further Financial Reform, the Financial Services Agency issued the Guidelines for Financial Conglomerate Supervision on June 24, 2005, to address the risks inherent in conglomerates, such as inefficiency of management due to complicated organization, conflict of interests, and transmission or concentration of risks within the conglomerates. The Guidelines for Financial Conglomerate Supervision provide focus items relating to the supervision of financial conglomerates, financial soundness, risk management and operations from the perspective of risks inherent to the conglomerates. Under the definition of conglomerates as stipulated in the policy, Mizuho Financial Group is subject to this supervisory policy.

In addition, as part of a measure to expand distribution channels of financial products and services included as a specific measure in the Program for Further Financial Reform, an amendment to the Banking Law was promulgated on November 2, 2005 and became effective on April 1, 2006. The amendment, among other things, deregulates the past restriction on the ability of banks to use sales agents that offer banking services on their behalf. Specifically, this amendment removed the restriction that only a bank’s subsidiary that engages solely in the banking business is capable, in principle, of acting as such bank’s sales agent, and allows third-party companies that engage in businesses other than banking to act as sales agents, subject to minimum net asset requirements and regulatory approval.

United States

As a result of our operations in the United States, we are subject to extensive U.S. federal and state supervision and regulation. We engage in U.S. banking activities through Mizuho Corporate Bank’s New York and Chicago branches, Los Angeles agency and Houston and Atlanta representative offices. We also engage in activities in the United States through Mizuho Corporate Bank (USA) and Mizuho Corporate Bank of California, U.S. banking subsidiaries, Mizuho Trust & Banking Co. (USA), a U.S. trust and banking subsidiary, and Mizuho Securities USA Inc., a U.S. securities subsidiary.

The USA PATRIOT Act of 2001 (the “PATRIOT Act”) contains measures to prevent, detect and prosecute terrorism and international money laundering by imposing significant new compliance and due diligence obligations, creating new crimes and penalties and expanding the extraterritorial jurisdiction of the United States. Many of the new anti-money laundering compliance requirements are consistent with the anti-money laundering compliance obligations previously imposed on U.S. financial institutions, including the U.S. branches of foreign banks, under the Bank Secrecy Act. The passage of the PATRIOT Act and other recent events have resulted in heightened scrutiny of compliance with the Bank Secrecy Act and anti-money laundering rules by federal and state regulatory and law enforcement authorities.

Mizuho Financial Group, Mizuho Corporate Bank and Mizuho Trust & Banking are bank holding companies within the meaning of the U.S. Bank Holding Company Act of 1956, as amended (the “BHCA”), and are subject to regulation and supervision thereunder by the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”). Under current Federal Reserve Board policy, these three bank holding companies are expected to act as a source of financial strength to Mizuho Corporate Bank (USA) and Mizuho Trust & Banking Co. (USA). The BHCA generally prohibits us from acquiring, directly or indirectly, the ownership or control of more than 5% of any class of voting shares of any company engaged in the United States in activities other than banking or certain activities closely related to banking. U.S. regulatory approval is generally required for us to acquire more than 5% of any class of voting shares of a U.S. bank or nonbank company.

U.S. branches, agencies and representative offices of foreign banks must be licensed, and are also supervised and regulated, by either a state banking authority or by the Office of the Comptroller of the Currency, the federal charterer and regulator of national banks. Each branch, agency and representative office in the United States of Mizuho Corporate Bank is state-licensed. Under U.S. federal banking laws, state-licensed branches and agencies of foreign banks may engage only in activities that would be permissible for their federally-licensed counterparts, unless the Federal Reserve Board determines that the additional activity is consistent with sound practices. U.S. federal banking laws also subject state-licensed branches and agencies to the single-borrower lending limits that apply to federal branches and agencies, which generally are the same as the lending limits applicable to national banks, but are based on the capital of the entire foreign bank.

Our New York branch is subject to supervision, examination and regulation by the New York State Banking Department as well as by the Federal Reserve Board. Except for the prohibition on such branch accepting retail deposits, a state-licensed branch generally has the same powers as a state-chartered bank in such state. New York has an asset pledge requirement for branches equal to 1% of third party liabilities (the New York State Banking Department may require higher amounts for supervisory reasons). Each U.S. branch, agency and representative office of Mizuho Corporate Bank is subject to regulation and examination by the state banking authority of the state in which it is located.

The deposits of Mizuho Corporate Bank (USA) are insured by the Federal Deposit Insurance Corporation, or the FDIC, and it is a state-chartered bank that is a member of the Federal Reserve System. As such, Mizuho Corporate Bank (USA) is subject to regulation, supervision and examination by the Federal Reserve Board and the New York State Banking Department, as well as to relevant FDIC regulation. The deposits of Mizuho Corporate Bank of California are FDIC-insured, and it is a state-chartered bank that is not a member of the Federal Reserve System. As such, Mizuho Corporate Bank of California is subject to regulation, supervision and examination by the FDIC and the California Department of Financial Institutions.

In the United States, U.S.-registered broker-dealers are regulated by the Securities and Exchange Commission. As a U.S.-registered broker-dealer, Mizuho Securities USA Inc. is subject to regulations that cover all aspects of the securities business, including sales methods, trade practices among broker-dealers, use and safekeeping of customers’ funds and securities, capital structure, recordkeeping, the financing of customers’ purchases and the conduct of directors, officers and employees.

Other Jurisdictions

Our operations elsewhere in the world are subject to regulation and control by local supervisory authorities, including local central banks.

4.C. Organizational Structure

The following diagram shows our basic corporate structure as of March 31, 2006:

Notes:

(1)	Mizuho Investors Securities and Mizuho Trust & Banking are listed on the Tokyo Stock Exchange.
(2)	Three asset management companies consist of Dai-Ichi Kangyo Asset Management, Fuji Investment Management and DLIBJ Asset Management. DLIBJ Asset Management, in which we have a 50.0% equity interest, is an equity-method affiliate of ours.
(3)	In addition to the principal subsidiaries shown in the above diagram, we owned 27.5% of the outstanding shares of Shinko Securities Co., Ltd. as of March 31, 2006, an equity-method affiliate of ours listed on the Tokyo Stock Exchange which engages in wholesale and retail securities businesses.

The following table sets forth information with respect to our principal consolidated subsidiaries as of March 31, 2006:

Name	Country of organization	Main business	Proportion of ownership interest (%)	Proportion of voting interest (%)
Domestic
Mizuho Bank, Ltd.	Japan	Banking	100.0%	100.0%
Mizuho Corporate Bank, Ltd.	Japan	Banking	100.0%	100.0%
Mizuho Securities Co., Ltd.	Japan	Securities	81.5%	81.5%
Mizuho Trust & Banking Co., Ltd.	Japan	Trust and banking	75.3%	69.9%
Mizuho Investors Securities Co., Ltd.	Japan	Securities	66.5%	66.8%
Trust & Custody Services Bank, Ltd.	Japan	Trust and banking	54.0%	54.0%
Dai-Ichi Kangyo Asset Management Co., Ltd.	Japan	Investment management	96.8%	97.0%
Fuji Investment Management Co., Ltd.	Japan	Investment management	94.2%	94.2%
Mizuho Research Institute Ltd.	Japan	Research and consulting	98.5%	98.6%

Name	Country of organization	Main business	Proportion of ownership interest (%)	Proportion of voting interest (%)
Mizuho Information & Research Institute Inc.	Japan	Information technology	91.5%	91.5%
Mizuho Financial Strategy Co., Ltd.	Japan	Consulting	100.0%	100.0%
Mizuho Private Wealth Management Co., Ltd.	Japan	Consulting	100.0%	100.0%
Mizuho Factors, Limited	Japan	Factoring	100.0%	100.0%
Mizuho Credit Guarantee Co., Ltd.	Japan	Credit guarantee	100.0%	100.0%
UC Card Co., Ltd.	Japan	Credit card	50.9%	50.9%
Defined Contribution Plan Services Co., Ltd.	Japan	Pension plan-related business	60.0%	60.0%

Overseas
Mizuho Bank (Switzerland) Ltd.	Switzerland	Trust and banking	100.0%	100.0%
Mizuho Capital Markets Corporation	U.S.A.	Derivatives	100.0%	100.0%
Mizuho Corporate Bank (Canada)	Canada	Banking	100.0%	100.0%
Mizuho Corporate Bank (Germany) Aktiengesellschaft	Germany	Banking and securities	83.3%	83.3%
Mizuho Corporate Bank (USA)	U.S.A.	Banking	100.0%	100.0%
Mizuho Corporate Bank Nederland N.V.	Netherlands	Banking and securities	100.0%	100.0%
Mizuho International plc	U.K.	Securities and banking	100.0%	100.0%
Mizuho Securities USA Inc.	U.S.A.	Securities	100.0%	100.0%
Mizuho Trust & Banking (Luxembourg) S.A.	Luxembourg	Trust and banking	100.0%	100.0%
Mizuho Trust & Banking Co. (USA)	U.S.A.	Trust and banking	100.0%	100.0%
PT. Bank Mizuho Indonesia	Indonesia	Banking	98.9%	98.9%

4.D. Property, Plant and Equipment

The following table shows the breakdown of our premises and equipment at cost as of March 31, 2005 and 2006:

	As of March 31,
	2005	2006
	(in millions of yen)
Land	¥170,630	¥167,002
Buildings	559,049	565,459
Equipment and furniture	207,603	190,113
Leasehold improvements	129,906	125,046
Construction in progress	3,053	27,605
Software	465,381	463,415

Total	1,535,622	1,538,640
Less: accumulated depreciation and amortization	693,990	698,746

Premises and equipment–net	¥841,632	¥839,894

Our head office is located at 5-5, Otemachi 1-chome, Chiyoda-ku, Tokyo, Japan and has 11,126 square meters of office space. The headquarter buildings of Mizuho Financial Group, Mizuho Corporate Bank and Mizuho Bank are each leased from third parties.

The following table presents the areas and book values of our material office and other properties at March 31, 2006:

	Area	Book value
	(in thousands of square meters)	(in millions of yen)
Owned land	852	¥167,002
Leased land	26	—
Owned buildings	n.a.	565,459
Leased buildings	n.a.	—

Our owned land and buildings are primarily used by our branches. Most of the buildings and land owned by us are free from material encumbrances.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with “Item 3.A. Key Information—Selected Financial Data,” “—Selected Statistical Data” and our consolidated financial statements, including the notes thereto, included elsewhere in this registration statement.

Table of Contents for Item 5.

Overview

The Mizuho Group

We provide a broad range of financial services in domestic and overseas markets. Our principal activities and subsidiaries are the following:

•	Wholesale and international banking, principally through our banking subsidiary Mizuho Corporate Bank;

•	Retail and SME and middle-market corporation banking, principally through our banking subsidiary Mizuho Bank;

•	Trust and asset management services, principally through Mizuho Trust & Banking, Trust & Custody Services Bank and three asset management subsidiaries;

•	Securities underwriting and brokerage services, principally through Mizuho Securities, a wholesale securities company, Mizuho Investors Securities, a retail securities company and Shinko Securities, a full-line securities company that is an equity-method affiliate of ours; and

•	Other services, including credit card-related services through UC Card, venture capital investment and advisory services through Mizuho Capital, comprehensive private banking services through Mizuho Private Wealth Management, information and research services through Mizuho Research Institute, information technology-related services through Mizuho Information & Research Institute, and advisory services for financial institutions through Mizuho Financial Strategy.

In the fiscal year ended March 31, 2006, we reorganized our business portfolio into three Global Groups:

•	Global Corporate Group, including principally Mizuho Corporate Bank and Mizuho Securities;

•	Global Retail Group, including principally Mizuho Bank, Mizuho Investors Securities, UC Card and Mizuho Capital; and

•	Global Asset & Wealth Management Group, including principally Mizuho Trust & Banking, Mizuho Private Wealth Management, Trust & Custody Services Bank and three asset management companies: Dai-Ichi Kangyo Asset Management, Fuji Investment Management and DLIBJ Asset Management (an equity-method affiliate).

For a further discussion of our business and group organization, see Item 4B “Business Overview.”

Principal Sources of Income and Expenses

Net Interest Income

Net interest income arises principally from the lending and deposit-taking and securities investment activities of our banking subsidiaries and is a function of:

•	the amount of interest-earning assets and interest-bearing liabilities;

•	the average interest rate spread (the difference between the average yield of interest earned on interest-earning assets and the average rate of interest paid on interest-bearing liabilities); and

•	the general level of interest rates.

Principal items constituting interest-earning assets include loans, investments, trading account assets, receivables under resale agreements and receivables under securities borrowing transactions. Principal items constituting interest-bearing liabilities include deposits, trading account liabilities, short-term borrowings (such as payables under repurchase agreements and payables under securities lending transactions) and debentures.

Provision (Credit) for Loan Losses

Provision (credit) for loan losses is charged against or credited to income to keep the allowance for loan losses at a level that is appropriate to absorb probable losses inherent in the credit portfolio. For a description of the approach and methodology used to establish the allowance for loan losses, see “Item 5. Operating and Financial Review and Prospects—Financial Condition—Loans—Allowance for loan losses.”

Noninterest Income

Noninterest income consists mainly of fees and commissions, investment gains–net, trading account gains–net and foreign exchange gains (losses)–net.

Fees and commissions include the following:

•	fees and commissions from securities-related business, including brokerage fees and commissions related to securities underwriting and other securities-related activities;

•	fees and commissions from remittance business, including service charges for domestic and international funds transfers and collections;

•	fees and commissions from deposits, debentures and lending business, which consist mostly of fees and commissions related to our loan businesses, including fees related to the arrangement of syndicated loans and other financing transactions such as arrangement fees related to management buy-out transactions and fees related to deposits such as account transfer charges;

•	trust fees, including trust fees earned primarily through fiduciary asset management and administration services for corporate pension plans and investment funds; and

•	fees for other customer services, including fees related to our agency businesses, such as credit card processing fees earned by UC Card, as well as guarantee fees and others.

Investment gains–net include primarily net gains on sales of marketable securities, such as equity and bond investments. In addition, impairment losses are recognized when management concludes that declines in fair value of investments are other than temporary.

Trading account gains–net include gains and losses from transactions undertaken for trading purposes, including both market making for customers and proprietary trading, or transactions through which we seek to capture gains arising from short-term changes in market value. Trading account gains–net also include gains and losses related to changes in the fair value of derivatives and other financial instruments not eligible for hedge accounting under U.S. GAAP that are utilized to offset mainly interest rate risk related to our various assets and liabilities.

Foreign exchange gains (losses)–net include mainly translation gains and losses related to our foreign currency-denominated assets and liabilities and gains and losses related to foreign exchange trading activities, including market making for customers and proprietary trading. Included within the translation gains and losses are those related to a portion of our foreign currency denominated liabilities, the amount of which generally corresponds to the amount of foreign currency-denominated available-for-sale securities, that hedge foreign exchange risk in accordance with our foreign exchange risk management policies but which are not eligible for hedge accounting under U.S. GAAP. Translation gains (losses) related to such available-for-sale securities are recognized directly in foreign currency translation adjustments, a component of accumulated other comprehensive income, net of tax within shareholders’ equity.

Noninterest Expenses

Noninterest expenses include primarily salaries and employee benefits, general and administrative expenses, occupancy expenses, fees and commission expenses and minority interest in consolidated subsidiaries.

Salaries and employee benefits include expenses incurred for salaries, bonuses and compensation to directors and employees. They also include expenses related to pension and other employee retirement benefit plans.

The principal items included in general and administrative expenses are amortization of software, tax expenses such as consumption tax and property tax that are not income taxes and other expenses, including premiums for deposit insurance.

The principal items included in occupancy expenses are expenses related to premises and equipment, including depreciation, losses on disposal and lease expenses.

The principal items included in fees and commission expenses are fees and commission expenses for remittance services, which include mainly commission expenses paid in connection with remittance transactions and securities-related businesses, which include mainly transactions costs such as brokerage fees paid.

Operating Environment

We operate principally in Japan. After years of persistent weakness, the Japanese economy has gradually improved over the past several years. Key indicators of economic conditions in recent periods include the following:

•

Japan’s real gross domestic product, following a 0.8% decrease in the fiscal year ended March 31, 2002, increased by 1.1%, 2.3%, 1.7%, and 3.2% in the fiscal years ended March 31, 2003, 2004, 2005 and 2006, respectively. Japan’s core nationwide consumer price index decreased by 0.8%, 0.2% and 0.2% in the fiscal years ended March 31, 2003, 2004 and 2005, respectively, and increased 0.1% in the fiscal year ended March 31, 2006. The following chart shows the growth rates of Japan’s gross domestic product and Japan’s core nationwide consumer price indices from the first quarter of 2002 through the second quarter of 2006:

•	The Bank of Japan, following its announcement on March 9, 2006 to end its “quantitative easing” monetary policy that it had maintained since March 2001, announced on July 14, 2006 that it will raise its target for the uncollateralized overnight call rate from 0% to 0.25%. The following charts show movements in long-term rates, represented by the yield on newly issued 10-year Japanese government bonds and in short-term interest rates, represented by the three-month Tokyo interbank offered rate, or TIBOR, and the uncollateralized overnight call rate used in the interbank market, in each case from January 2004 through June 2006:

•	After a prolonged period of generally declining demand for bank loans in Japan, the aggregate monthly average balance of bank loans has increased compared with that of the previous year for eleven consecutive months through June 2006, with robust increases in loans by regional banks.

•	According to Teikoku Databank, a Japanese research institution, there were approximately 8,800 corporate bankruptcies in Japan in the fiscal year ended March 31, 2006, involving approximately ¥5.7 trillion in total liabilities, and approximately 5,900 corporate bankruptcies in Japan in the fiscal year ended March 31, 2005, involving approximately ¥5.8 trillion in total liabilities, compared to approximately 6,500 bankruptcies involving approximately ¥9.0 trillion in total liabilities in the fiscal year ended March 31, 2004.

•	According to the Tokyo Stock Exchange, or the TSE, the aggregate ordinary profits and net income of all companies listed on the TSE, excluding financial institutions and companies newly listed during the relevant fiscal year, increased from ¥21.8 trillion and ¥10.2 trillion for the fiscal year ended March 31, 2004 to ¥27.2 trillion and ¥13.1 trillion for the fiscal year ended March 31, 2005 and ¥30.1 trillion and ¥16.7 trillion for the fiscal year ended March 31, 2006, respectively.

•	According to the Bank of Japan, total financial assets of households increased from ¥1,416.2 trillion as of March 31, 2004 to ¥1,424.3 trillion as of March 31, 2005 and ¥1,506.3 trillion as of March 31, 2006, with almost all of the growth being in investments in stocks and investment funds. The following chart shows the amount of total financial assets of households and breakdown based on type of financial asset as of the ends of the first quarter of 2003 through the first quarter of 2006:

•	The Nikkei Stock Average, which is an average of the price of 225 stocks listed on the Tokyo Stock Exchange, increased by 46.9% to ¥11,715.39 during the fiscal year ended March 31, 2004, followed by a 0.4% decrease to ¥11,668.95 during the fiscal year ended March 31, 2005 and a 46.2% increase to ¥17,059.66 during the fiscal year ended March 31, 2006. The following chart shows the daily closing price of the Nikkei Stock Average from January 2004 through June 2006:

•	The Japanese yen to U.S. dollar spot exchange rate, according to the Bank of Japan, was ¥103.95 to $1.00 as of March 31, 2004, ¥106.97 to $1.00 as of March 31, 2005 and ¥117.47 to $1.00 as of March 31, 2006. The following chart shows the yen/dollar spot rate of 5 p.m. Tokyo time published by the Bank of Japan from January 2004 through June 2006:

•

According to the Ministry of Land, Infrastructure and Transport of Japan, after a decrease of 2.4% in the fiscal year ended March 31, 2003, housing starts in Japan increased year on year by 2.5% in the fiscal year ended March 31, 2004, 1.7% in the fiscal year ended March 31, 2005 and 4.7% in the fiscal year ended March 31, 2006.

•	According to the Bank of Japan, the total value of land in Japan rose 1.4% during calendar year 2005, the first annual increase in 15 years.

The regulatory environment for Japanese banks over the past several years has featured strong government oversight, including various government initiatives to strengthen the financial condition of Japanese banks. For example, the Financial Services Agency significantly strengthened its review of problem loans and asset quality. In particular, the government significantly strengthened its oversight of banks in which it had invested public funds, including us, requiring the banks to prepare a business revitalization plan and periodically report on their progress under the plan. Further developments implemented recently related to financial issues by the Financial Services Agency include regulating the maximum amount of net deferred tax assets that major Japanese banks can record without diminishing the amount of Tier 1 capital for purposes of calculating capital adequacy ratios and limiting the aggregate market value (excluding unrealized gains, if any) of banks’ holdings in equity securities to a maximum of 100% of the amount of Tier 1 capital. The Financial Services Agency also issued the “Guideline for Financial Conglomerate Supervision” in June 2005 to enhance supervision of financial conglomerates such as us. See “Item 4.B. Business Overview—Supervision and Regulation.”

Management Reform and Capital Improvements

Shift in Management Focus

The Mizuho Financial Group commenced operations by realigning our banking operations into Mizuho Bank and Mizuho Corporate Bank based on the customer segmentation and business function under a holding company structure in April 2002, a time when the financial strength of the Mizuho group was declining due to a prolonged period of economic weakness in Japan. Spurred by our management’s sense of crisis regarding our financial condition and by the enhanced governmental scrutiny resulting from the investment of public funds into Japan’s major banks, including us, we began implementing a series of management reforms to re-establish our business infrastructure and address the management issues we faced as a financial group, focusing mainly on the following:

•	reduction of impaired loans, including through borrower revitalization activities conducted by our consolidated subsidiaries that specialized in borrower revitalization, or our revitalization subsidiaries;

•	reduction of our exposure to the risks associated with our holdings of Japanese equities and government bonds by reducing our holdings of equity securities and shortening the average remaining period of our holdings of Japanese government bonds;

•	improvement of the quality of our capital by repaying the public funds invested in us and reducing the percentage of net deferred tax assets against our Tier 1 capital, which is based on net deferred tax assets as determined under Japanese GAAP; and

•	cost reductions mainly by completing the integration of the information technology systems of Mizuho Bank and the streamlining of operations, including through reductions in employees and rationalization of our branch network.

We believe we had made significant progress with respect to each of these initiatives, and we shifted our management focus in the fiscal year ended March 31, 2005 to increasing profitability by leveraging our large customer base and our capability to provide comprehensive financial services. The implementation of our new group structure based on the three Global Groups described in “—The Mizuho Group” above reflects this shift in focus.

Recent Capital Improvements

In the fiscal year ended March 31, 2006, in addition to the recording of consolidated net income of ¥1,085.7 billion, we improved both the quality and quantity of our capital primarily through capital raising and the repayment of public funds.

Capital raising

In November 2005, we completed an offering of 763,000 shares of our common stock held by our wholly owned subsidiary, Mizuho Financial Strategy, resulting in net proceeds of ¥531.6 billion. In March 2006, we further increased our Tier 1 capital through the issuance of $600 million and €500 million of non-cumulative perpetual preferred securities.

Repayment of public funds

We received an aggregate of ¥2,949.0 billion of public funds in March 1998 and March 1999, including ¥1,949.0 billion in return for the issuance of preferred stock and ¥1,000.0 billion in return for the issuance of subordinated bonds. Thereafter, we strived to make early repayment of the public funds while reinforcing our capital base, including the repayment of ¥866.4 billion in preferred stock, based on the original issue price, in the fiscal year ended March 31, 2006. At March 31, 2006, the public funds outstanding consisted of non-convertible preferred shares with an aggregate original issue price of ¥600.0 billion, which we repurchased and cancelled on July 4, 2006 for ¥603.5 billion, including accrued dividends, thereby completing the repayment of all public funds.

We intend to pursue consistent and disciplined capital management that balances our capital needs related to the enhancement of our overall profitability with the improvement of capital quality. We intend to further improve our Tier 1 capital quality through stable recording of net income while maintaining our consolidated capital adequacy ratios at a sufficient level. Our aim over time is to continue strengthening our capital base and, in particular, to raise our consolidated Tier 1 capital ratio to 7%. Our management views the major issues concerning our current capital to be the treasury stock held by our subsidiary Mizuho Financial Strategy and outstanding convertible preferred stock totaling ¥943.7 billion, based on original issue price, held by third parties other than the government. As of March 31, 2006, treasury stock held by Mizuho Financial Strategy comprised 392,841 shares, of which Mizuho Financial Group repurchased and cancelled 131,800 shares, or approximately one-third of such shares, in July 2006. Mizuho Financial Strategy is required under the Company Law to dispose of its remaining shares of our common stock, through a sale to third parties or repurchase by Mizuho Financial Group, within a reasonable period of time. We aim to repurchase and cancel the remaining treasury stock after the fiscal year ending March 31, 2007.

Business Trends

Based on our current operating environment and management focus, we believe that the trends that are most significant to our current and future results of operations include the following:

Loans

Loan volume

For several years through the fiscal year ended March 31, 2005, we experienced substantial declines in our balance of total loans as we aggressively reduced problem loans and reduced exposure to certain large borrowers with respect to which our exposure increased as a result of the creation of the Mizuho group. During that time, declines in domestic loan demand due to the weak Japanese economy also contributed to the decrease in our loan balance. The weakness in loan demand in the domestic corporate sector was due mainly to borrowers’ reduced capital investments, implementation of various restructurings of business lines and diversification of funding sources, including shifting a part of their funding sources from traditional bank loans to capital market financings. Declines in aggregate domestic corporate bank loans in Japan began to stabilize during the fiscal year ended March 31, 2006 with the general improvement in business performance of the domestic corporate sector. Our total loan balance as of March 31, 2006 increased on a year-on-year basis as the balance of our domestic loans turned around and showed a slight increase for the first time since our commencement of operations in April 2002 supported by recovering loan demand from SMEs and middle-market corporations and individuals, which more than offset the decline in loans to large corporations, while foreign loans showed a steady increase due to strong loan demand among our foreign corporate customers. The depreciation of the yen against other major currencies also contributed to the increase due to the increase in the yen equivalent of foreign currency-denominated loans. We believe continued loan growth will depend mainly on domestic loan demand from SMEs and middle-market corporations and loans to individuals, which in turn is affected primarily by general economic conditions in Japan, while we expect continued weakness in loan demand from large corporations. We also aim to continue increasing our foreign loans by responding primarily to loan demand from our corporate customers.

Loan spreads

The amount of domestic deposits raised by major Japanese banks generally significantly exceeds their respective amount of domestic loans, and this has led to severe competition among banks in making loans in recent years. Such competition has been contributing to difficulty in raising the applicable spreads on loans, or the difference between the applicable interest rate on the loan and its relevant reference rate such as TIBOR, while maintaining or increasing our loan balance. Loan demand in the domestic corporate loan market, including for both large corporations and SMEs and middle-market corporations, has been subdued in recent years due to the weak Japanese economy, which caused intense competition among banks as they endeavored to increase their balances of loans to borrowers such as SMEs, middle-market corporations and individuals to which larger spreads can generally be applied compared to large corporations. This has resulted in a significant increase in competition for loans to SMEs and middle-market corporation as well as mortgage loans, credit card loans and other retail loans. The increase in competition in the various sectors of the Japanese loan market applied negative pressure on the applicable spreads on our loans. Our average yield on domestic loans declined from 1.55% for the fiscal year ended March 31, 2005 to 1.43% for the fiscal year ended March 31, 2006, which was a significant contributing factor to the decline in domestic interest income from ¥935.9 billion in the fiscal year ended March 31, 2005 to ¥836.5 billion in the fiscal year ended March 31, 2006. We believe the foregoing trends that apply negative pressure on our loan spreads will generally continue for the near to medium term.

Provision (credit) for loan losses

We have been successful in reducing the amount of impaired loans through the implementation of various measures, including through borrower revitalization activities conducted by our wholly owned consolidated revitalization subsidiaries. During the fiscal year ended March 31, 2004, we transferred to these subsidiaries loans and other assets (primarily equity securities) totaling approximately ¥4 trillion related to approximately 950 borrowers. The revitalization subsidiaries helped the borrowers develop and execute workout programs, restructured the outstanding loans, disposed of assets and improved collections. These activities were effective in reducing our impaired loans in a relatively short period. In October 2005, the revitalization subsidiaries were merged into their respective parent banks as they were deemed to have successfully completed their revitalization activities. Total impaired loans as of March 31, 2006 were ¥1,229.4 billion, or 1.8% of total loans, compared to ¥1,843.3 billion, or 2.8% of total loans, as of March 31, 2005. Improvements in the credit quality of many of our previously troubled borrowers, general improvements in the Japanese economy led to a reversal, or credit, of the provision for loan losses of ¥157.7 billion in the fiscal year ended March 31, 2006. As of March 31, 2006, our percentage of allowance for loan losses on impaired loans against the balance of impaired loans requiring an allowance decreased to 32.3% compared with 44.7% as of March 31, 2005. The amount of provision for loan losses in future fiscal years will depend largely on trends in the credit quality of borrowers, which in turn will be affected by the domestic and global economic environment and other factors, and changes in the value of collateral on our loans as well as the effectiveness of our credit screening policy and credit management.

Deposits

Short-term yen interest rates have remained at nearly 0% since the Bank of Japan introduced its “quantitative easing” monetary policy in March 2001. As a result, the costs related to our deposits, taking into account not only the interest paid on the deposits but also the premiums for deposit insurance, have in some cases exceeded short-term market interest rate levels. The average rate on domestic interest-bearing deposits was 0.11% and 0.20% in the fiscal years ended March 31, 2005 and 2006, respectively, and premiums for deposit insurance averaged approximately 0.08% in both fiscal years. Prior to the introduction of the “quantitative easing” monetary policy, interest rates on yen deposits in Japan, particularly those related to demand deposits, were generally lower than market interest rates by some margin. In the fourth quarter of the fiscal year ended March 31, 2006, we have begun to observe an increase in the difference between short-term market interest rates and interest rates on yen deposits as short-term market interest rates began to rise while the rise in interest rates on yen deposits has been limited.

Fees and Commissions

Fees and commissions grew by ¥86.6 billion, or 14.4%, from the end of the previous fiscal year to ¥688.7 billion as of March 31, 2006. Primary drivers for the increase in fees and commissions were the following:

•	fees and commissions from securities-related business: stock brokerage fees and sales commissions related to investment funds;

•	fees and commissions from other customer services: trust business-related fees other than trust fees, and fees from agency businesses such as credit card processing fees earned by UC Card;

•	trust fees: fees related to trust and asset management services; and

•	fees and commissions from deposits, debentures and lending business: fees earned overseas related to syndicated loan arrangements and other financing transactions such as arrangement fees from management buy-out transactions.

The above increases were due primarily to the expansion of our businesses with corporate customers in the areas of loans, securities and trust and asset management through the promotion of our “solutions business.” We use the term “solutions business” to mean our provision to corporate customers, particularly SMEs and middle-market corporations, of syndicated loans and other forms of financing arrangements such as issuance of debt securities, securitization, advisory services related to overseas expansions, mergers and acquisitions-related services, securities products acting as sales agent for securities companies, services related to defined contribution pension plans and support for start-up companies. Fees and commissions from retail customers also increased due to growth in sales commissions related to investment products such as investment trusts, individual annuities and Japanese government bonds supported by enhancements in our business infrastructure, including increases in the number of sales and consulting staff, increasing consulting space within bank branches and the implementation of a customer database that supports our consulting activities with individual customers. In recent years, Japanese individuals have generally been increasing the proportion of investments other than deposits within their total financial assets. If we are successful in our efforts to take advantage of this increasing demand, we believe we will be able to continue to increase our fees and commissions income.

Effect of Changes in Interest Rates on Debt Securities Portfolio

Increases in long-term interest rates generally lead to a decline in the fair value of our portfolio of debt securities, a majority of which is Japanese government bonds. As of March 31, 2006, we had a total of ¥30,124.2 billion of available-for-sale debt securities within our investments, of which ¥19,291.5 billion was Japanese government bonds. Changes in fair value of such available-for-sale debt securities are reflected in accumulated other comprehensive income, net of tax in shareholders’ equity while changes in fair value of debt securities in our trading account are recognized in our income statement within trading account gains–net, respectively. We have been endeavoring in recent years to reduce the risk of declines in the value of our portfolio of debt securities by reducing the average remaining period to maturity of Japanese government bonds. In addition, during the fiscal year ended March 31, 2006, we restructured our overall bond portfolio in order to reduce interest rate risk in light of rising interest rates. Bonds with low yields for which recovery of the market price was deemed unlikely in the near term were selected for disposition. As a result of this restructuring, we recorded a ¥148.5 billion realized loss on the sale of these bonds (out of a total realized loss on all available-for-sale securities of ¥162.2 billion). Furthermore, in addition to such losses, an impairment loss of ¥75.4 billion (out of a total impairment loss charged against earnings on available-for-sale securities of ¥83.2 billion) was charged against earnings in connection with those bonds selected for sale which had not yet been sold as of March 31, 2006. The sales of these available-for-sale securities does not change our ability or intent to hold until a market price recovery or to maturity the remaining available-for-sale securities with an unrealized loss position in our portfolio as of March 31, 2006. Because the amount of our funding through deposits and debentures significantly exceeds our total loans, we will continue to allocate a significant portion of such excess to investments in debt securities, mainly Japanese government bonds. We had ¥30,124.2 billion and ¥29,149.5 billion of available-for-sale debt securities as of March 31, 2006 and 2005, respectively, and unrealized losses of ¥196.1 billion and ¥239.1 billion were reflected in accumulated other comprehensive income, net of tax as of such dates, respectively.

Equity Portfolio

The fair value of available-for-sale marketable equity securities within our investments was ¥6,068.6 billion, or ¥2,428.8 billion based on cost, as of March 31, 2006. Because the size of our portfolio of marketable equity securities is substantial, we are subject to significant equity market risk, as increases in unrealized gains and losses related to changes in the fair value of available-for-sale marketable equity securities are reflected in accumulated other comprehensive income, net of tax in our shareholders’ equity or, in the case of other-than-temporary impairments to fair value, charged to income as an impairment loss. We expect the size of our portfolio of marketable equity securities to continue to be significant.

Costs and Expenses

We have been endeavoring to reduce our general and administrative expenses and salaries and employee benefits expenses and occupancy expenses in line with various management reform programs. The combined amount of these expenses declined by ¥71.9 billion, or 6.3%, in the fiscal year ended March 31, 2006 compared to the previous fiscal year. As a result of the shift in our management focus to the improvement of profitability, we currently expect costs related to the implementation of initiatives to increase profitability, such as further enhancements to our infrastructure to promote our consulting activities with individuals and solutions business with SMEs and middle-market corporations, to increase. Although we plan to continue our efforts to enhance our cost efficiency, we expect that any resulting cost reduction will be more than offset by increased costs related to these initiatives in the fiscal years ending March 31, 2007 and 2008, and that the combined amount of these expenses for the fiscal year ending March 31, 2008 will become generally comparable to the amount incurred in the fiscal year ended March 31, 2005.

Other Business Events

Refund of Tax Payments Related to Write-Off of Credits to Japan Housing Loan, Inc.

Since 1996, The Industrial Bank of Japan, one of Mizuho Financial Group’s predecessor banks, had been contesting the Japanese tax authorities’ determination regarding the non-deductibility of The Industrial Bank of Japan’s charge-off of ¥376.1 billion in loans and other credits to Japan Housing Loan, Inc. After rulings by lower courts and subsequent appeals, the Supreme Court of Japan in December 2004 rendered its decision in favor of Mizuho Corporate Bank, as successor to The Industrial Bank of Japan in the lawsuit, which was followed by the refund of provisional tax payments made in 1996. As a result of the decision, the amount of our current tax expense decreased by ¥152.4 billion for the fiscal year ended March 31, 2005. In addition, the interest on the refund of provisional tax payments of ¥102.1 billion was included in other noninterest income for the same fiscal year.

Critical Accounting Estimates

Note 1 to our consolidated financial statements contains a summary of our significant accounting policies. These accounting policies are essential to understanding our financial condition and results of operations. Certain of these accounting policies require management to make critical accounting estimates that involve complex and subjective judgments and the use of assumptions, some of which may be for matters that are inherently uncertain and susceptible to change. Such critical accounting estimates are based on information available to us as of the date of the financial statements and could change from period to period. Critical accounting estimates could also involve estimates for which management could have reasonably used another estimate for the relevant accounting period. The use of different estimates could have a material impact on our financial condition and results of operations. The following is a discussion of significant accounting policies for which critical accounting estimates are used.

Allowance for Loan Losses and Allowance for Losses on Off-Balance-Sheet Instruments

The allowance for loan losses is based on management’s estimate of probable credit losses existing in our lending portfolio, and the allowance for losses on off-balance-sheet instruments is based on management’s estimate of probable losses related to off-balance-sheet arrangements such as guarantees and commitments to extend credit.

The allowance for loan losses is categorized and evaluated using the following methods:

•	Allowance based on SFAS No.114. In accordance with SFAS No.114, “Accounting by Creditors for Impairment of a Loan” (“SFAS No.114”), we measure the value of specifically identified impaired loans based on the expected cash flows discounted at the loans’ initial effective interest rates, or as a practical expedient, using the observable market prices or the fair value of collateral if the loan is collateral dependent, when it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. Management identifies impaired loans through the credit quality review process, in which the debtor’s ability to service its debt is assessed. The difference between our evaluation of the value of the impaired loan and its principal amount is the amount of the impairment which is recorded in the allowance for loan losses. Estimation of future cash flows is based on a comprehensive analysis of the borrower’s ability to service the debt, any progress made on the borrower’s rehabilitation program and the assumptions used therein.

•	Allowance based on SFAS No.5. In accordance with SFAS No.5, “Accounting for Contingencies” (“SFAS No.5”), a formula-based allowance utilizing historical loss factors is applied to certain impaired loans which are aggregated for purposes of measuring impairment, groups of small balance, homogeneous loans and other non-homogenous loans which have not been identified as impaired. The determination of expected losses is based on a statistical analysis of our historical default and loan loss data, as well as data from third-party sources. The estimation of the formula allowance is back-tested on a periodic basis by comparing the allowance with the actual results subsequent to the balance sheet date.

•

Adjustment of SFAS No.5 Allowance. In addition to the allowance for loan losses based on historical loss factors, the historical loss rate is adjusted, where appropriate, to reflect current factors, such as general economic and business conditions affecting key lending areas, credit quality trends, specific industry conditions and recent loss experience in the segments of the loan portfolio. For loans which are not deemed to be impaired under SFAS No.114 but to which special isolated risks apply, management assesses each loan individually to determine appropriate allowance amounts in lieu of mechanically applying the SFAS No.5 formula-based allowance.

We assess probable loss amounts for guarantees using the same categories and evaluation methods as loans. We similarly assess probable loss amounts for loan commitments, taking into account the probability of drawdowns.

The determination of the allowance for loan losses and the allowance for losses on off-balance-sheet instruments requires a great deal of judgment and the use of estimates as discussed above. Furthermore, information available at the time of the determination is limited, and it is not possible to eliminate uncertainty. Significant changes in any of the factors underlying our determination of the allowances could materially affect our financial condition and results of operations. For example, if our current judgment with respect to expected future cash flows differ from actual results, including as a result of an unexpected adverse change in the economic environment in Japan or a sudden and unanticipated failure of a large borrower, or if the value of collateral declines, we may need to increase the allowances with additional charges to earnings.

Valuation of Financial Instruments

We hold various debt and equity securities and derivatives in our trading account. We also hold various available-for-sale securities and other investments in our investments account. We generally value all such investments and derivatives based on their fair value. For investments and derivatives for which an active market, including dealers’ quotes, exists, we determine fair value based on their market price. Dealers’ quotes are used for determining fair value only if the financial instrument is not listed on any exchange or otherwise does not have an exchange quotation and an active dealers’ market exists for the instrument. However, if no such market exists, fair value is determined as follows:

•	with respect to certain debt securities (which comprise approximately 5.9% and 8.3% of total trading securities and investments carried at fair value as of March 31, 2005 and 2006, respectively), we estimate fair value based on the market value of similar securities with an active market, taking into consideration the time to maturity and the credit rating of the issuer;

•	with respect to certain derivatives (which comprise approximately 99.3% and 99.3% of total derivative assets and 99.1% and 99.1% of total derivative liabilities as of March 31, 2005 and 2006, respectively), we estimate fair value by assessing future cash flows and discounting such cash flows based on appropriate market interest rates. Such estimation involves the application of forward curves and valuation models to market-based parameters, with adjustments made as necessary based on credit risk and liquidity risk. Furthermore, in the limited cases where the valuation cannot be made based on market-based parameters (which comprise approximately 0.2% and 0.2% of derivative assets as of March 31, 2005 and 2006, respectively), management makes its best estimate of the fair value. In such cases, profits related to the transaction are deferred and amortized over the term of the derivative contract; and

•	with respect to certain non-marketable equity securities (which comprise approximately 0.1% and 0.2% of total trading securities and investments carried at fair value as of March 31, 2005 and 2006, respectively), we estimate fair value by various modeling techniques, referring to the price or net assets of benchmark securities or employing EBITDA multiple analysis as management deems appropriate based on the circumstances and market participants’ practice.

The above determinations involve subjective judgments with respect to the method of valuation used and the parameters used in the valuation. If these subjective judgments prove to be inaccurate, our financial condition and results of operations could be materially and adversely affected.

Valuation of Deferred Income Taxes

Deferred income taxes reflect the net tax effects of (1) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (2) operating loss and tax credit carryforwards. Pursuant to SFAS No.109, “Accounting for Income Taxes,” as amended (“SFAS No.109”), a valuation allowance is recognized for any portion of the deferred tax assets where it is considered more likely than not that it will not be realized, based on projected future income and future reversals of existing taxable temporary differences. Because we have not opted to be subject to consolidated taxation, deferred tax assets and liabilities are calculated separately for each member of our consolidated group.

The determination of a valuation allowance is an inherently uncertain process due to the use of projected future taxable income and subjective assessments in the effectiveness of our available tax planning strategies provided for under SFAS No.109. For example, variances in future projected operating performance or tax law changes that impact our tax planning strategies could result in a change in the valuation allowance. If we are not able to realize all or part of our net deferred tax assets in the future, an adjustment to our valuation allowance would be charged to income tax expense in the period such determination is made, and this could materially and adversely affect our financial condition and results of operations.

Pension and Other Employee Benefit Plans

Mizuho Financial Group, its principal banking subsidiaries and certain other subsidiaries sponsor severance and pension plans, which provide defined benefits to retired employees. Periodic expense and accrued liabilities are computed based on a number of actuarial assumptions, including mortality, withdrawals, discount rates, expected long-term rates of return on our plan assets and rates of increase in future compensation levels.

Actual results that differ from the assumptions are accumulated and amortized over future periods and therefore generally affect future pension expenses. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may adversely affect pension expenses in the future.

In estimating the discount rates, we use interest rates on high-quality fixed-income governmental and corporate bonds that received a rating of Aa or higher from rating agencies. The durations of such bonds closely match that of the pension benefit obligation. Assumed discount rates were reevaluated at each measurement date.

The expected rate of return for each asset class is based primarily on various aspects of the long-term prospects for the economy that include historical performance and the market environment.

For further information on our pension benefits, see note 21 to the consolidated financial statements included elsewhere in this registration statement.

Operating Results

The following table shows certain information as to our income, expenses and net income for the fiscal years ended March 31, 2005 and 2006:

	Fiscal years ended March 31,		Increase (decrease)
	2005	2006
	(in billions of yen)
Interest and dividend income	¥1,615.4	¥1,957.9	¥342.5
Interest expense	578.6	944.9	366.3

Net interest income	1,036.8	1,013.0	(23.8)
Provision (credit) for loan losses	55.0	(157.7)	(212.7)

Net interest income after provision (credit) for loan losses	981.8	1,170.7	188.9
Noninterest income	1,599.7	995.1	(604.6)
Noninterest expenses	1,379.0	1,454.3	75.3

Income before income tax expense (benefit)	1,202.5	711.5	(491.0)
Income tax expense (benefit)	124.4	(374.2)	(498.6)

Net income	¥1,078.1	¥1,085.7	¥7.6

Executive Summary

Net interest income decreased by ¥23.8 billion, or 2.3%, from the previous fiscal year to ¥1,013.0 billion in the fiscal year ended March 31, 2006 due to the decrease in net domestic interest income of ¥103.5 billion offset in part by the increase in net foreign interest income of ¥79.7 billion. The decrease in net domestic interest and dividend income was due mainly to a decrease in interest income on loans, reflecting a decrease in average loan balance and a decrease in loan spreads as a result of increased competition in the domestic loan market, and an increase in domestic interest expense, reflecting an increase in yen interest rate levels. The increase in net foreign interest income was due mainly to the effects of an increase in the average balance of foreign investments and loans as a result of our efforts to increase such assets and the effect of the depreciation of the yen against other major currencies offset in part by the effects of increased competition regarding loans to foreign affiliates of Japanese corporations. We had a reversal of provision for loan losses, or a credit, of ¥157.7 billion compared to a provision of ¥55.0 billion in the previous fiscal year due to improvements in the quality of our loan portfolio.

Noninterest income decreased by ¥604.6 billion from the previous fiscal year to ¥995.1 billion in the fiscal year ended March 31, 2006 due mainly to declines in investment gains–net, trading account gains–net and foreign exchange gains (losses)–net. The decline in investment gains–net was due mainly to the recognition of losses on sales related to our bond portfolio. The decline in foreign exchange gains (losses)–net was due mainly to translation losses with respect to foreign currency-denominated liabilities that were incurred to offset foreign exchange risk related to foreign currency-denominated available-for-sale securities. The decline in trading account gains–net was due mainly to losses related to changes in the fair value of derivatives and other financial instruments used for hedging purpose that were not eligible for hedge accounting under U.S. GAAP. These effects were offset in part by an increase in fees and commissions income.

Noninterest expenses increased by ¥75.3 billion, or 5.5%, from the previous fiscal year to ¥1,454.3 billion in the fiscal year ended March 31, 2006 due mainly to an increase in provision for losses on off-balance-sheet instruments, reflecting downgrades in credit ratings of certain commitment line customers, and other noninterest expenses, reflecting mainly the losses incurred due to the erroneous order to the Tokyo Stock Exchange by Mizuho Securities.

As a result of the foregoing, income before income tax expense (benefit) decreased by ¥491.0 billion to ¥711.5 billion. We recorded an income tax benefit of ¥374.2 billion, compared with an income tax expense of ¥124.4 billion in the previous fiscal year due mainly to the decrease of deferred income tax expense, resulting in net income in the fiscal year ended March 31, 2006 of ¥1,085.7 billion, an increase of ¥7.6 billion, or 0.7%, from the previous fiscal year.

Net Interest Income

The following table shows the average balance of interest-earning assets and interest-bearing liabilities, interest amounts and the average interest rates on such assets and liabilities for the fiscal years ended March 31, 2005 and 2006:

	Fiscal years ended March 31,						Increase (decrease)
	2005			2006
	Average balance	Interest amount	Interest rate	Average balance	Interest amount	Interest rate	Average balance	Interest amount	Interest rate
	(in billions of yen, except percentages)
Domestic:
Interest-bearing deposits in other banks	¥1,185.7	¥16.8	1.41%	¥876.7	¥25.3	2.88%	¥(309.0)	¥8.5	1.47%
Call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	8,270.8	4.4	0.05	7,695.1	5.1	0.07	(575.7)	0.7	0.02
Trading account assets	6,470.2	28.3	0.44	7,832.0	20.5	0.26	1,361.8	(7.8)	(0.18)
Investments	27,369.5	116.2	0.42	30,404.6	155.3	0.51	3,035.1	39.1	0.09
Loans	60,500.8	935.9	1.55	58,348.1	836.5	1.43	(2,152.7)	(99.4)	(0.12)

Total interest-earning assets	103.797.0	1,101.6	1.06	105,156.5	1,042.7	0.99	1,359.5	(58.9)	(0.07)
Deposits	67,999.1	73.6	0.11	60,742.0	121.6	0.20	(7,257.1)	48.0	0.09
Debentures	8,580.0	68.7	0.80	7,256.5	48.2	0.66	(1,323.5)	(20.5)	(0.14)
Short-term borrowings(1)	19,536.0	23.6	0.12	21,047.8	37.4	0.18	1,511.8	13.8	0.06
Trading account liabilities	4,091.0	32.3	0.79	5,145.9	33.7	0.66	1,054.9	1.4	(0.13)
Long-term debt	5,945.7	124.2	2.09	6,430.6	126.1	1.96	484.9	1.9	(0.13)

Total interest-bearing liabilities	106,151.8	322.4	0.30	100,622.8	367.0	0.36	(5,529.0)	44.6	0.06

Net	(2,354.8)	779.2	0.76	4,533.7	675.7	0.63	6,888.5	(103.5)	(0.13)

Foreign:
Interest-bearing deposits in other banks	562.2	13.2	2.36	623.8	25.8	4.13	61.6	12.6	1.77
Call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	5,873.2	113.1	1.93	7,284.5	262.2	3.60	1,411.3	149.1	1.67
Trading account assets	3,981.7	45.1	1.13	3,906.5	40.8	1.04	(75.2)	(4.3)	(0.09)
Investments	4,653.6	167.4	3.60	7,567.0	295.1	3.90	2,913.4	127.7	0.30
Loans	5,759.5	175.0	3.04	7,269.2	291.3	4.01	1,509.7	116.3	0.97

Total interest-earning assets	20,830.2	513.8	2.47	26,651.0	915.2	3.43	5,820.8	401.4	0.96
Deposits	2,988.8	58.0	1.94	5,490.0	154.5	2.81	2,501.2	96.5	0.87
Short-term borrowings(1)	8,385.7	158.9	1.90	11,007.9	388.8	3.53	2,622.2	229.9	1.63
Trading account liabilities	3,110.6	22.4	0.72	3,254.5	19.1	0.59	143.9	(3.3)	(0.13)
Long-term debt	818.9	16.9	2.06	734.5	15.5	2.11	(84.4)	(1.4)	0.05
Total interest-bearing liabilities	15,304.0	256.2	1.67	20,486.9	577.9	2.82	5,182.9	321.7	1.15

Net	5,526.2	257.6	0.80	6,164.1	337.3	0.61	637.9	79.7	(0.19)

Total:
Total interest-earning assets	124,627.2	1,615.4	1.30	131,807.5	1,957.9	1.49	7,180.3	342.5	0.19
Total interest-bearing liabilities	121,455.8	578.6	0.48	121,109.7	944.9	0.78	(346.1)	366.3	0.30

Net	¥3,171.4	¥1,036.8	0.82	¥10,697.8	¥1,013.0	0.71	¥7,526.4	¥(23.8)	(0.11)

Note:

(1)	Short-term borrowings consist of due to trust accounts, call money and funds purchased, payables under repurchase agreements and securities lending transactions, commercial paper and other short-term borrowings.

Interest and dividend income increased by ¥342.5 billion, or 21.2%, from the previous fiscal year to ¥1,957.9 billion yen in the fiscal year ended March 31, 2006. Domestic interest and dividend income accounted for ¥1,042.7 billion of the total amount, a decrease of ¥58.9 billion from the previous fiscal year, and foreign interest and dividend income accounted for ¥915.2 billion, an increase of ¥401.4 billion.

The decrease in domestic interest and dividend income was due mainly to the decrease in interest and dividend income from domestic loans and domestic trading account assets. The decrease in interest income from domestic loans was due to a decline in the average yield on, and average balance of, domestic loans. The average yield on domestic loans declined by 0.12% due mainly to increased competition among lenders. The average loan balance of domestic loans declined by ¥2,152.7 billion, reflecting our efforts to reduce impaired loans and reduced corporate loan demand, although the balance of domestic loans as of March 31, 2006 increased compared to March 31, 2005 as the balance of domestic loans bottomed out and began to increase in the second half of the fiscal year ended March 31, 2006, reflecting a recovery in corporate loan demand as the Japanese economy continued to improve. These decreases in income were offset in part by an increase in interest and dividend income from investments due mainly to the increase in average yield on domestic investments, reflecting the increase in yen interest rate levels, and the increase in the average balance of investments, reflecting primarily an increase in Japanese government bonds due to an increase in short-term bonds and bonds with variable interest rates which more than offset the effect of the sales of long-term bonds in connection with the restructuring of our bond portfolio. The changes in the average yields on domestic interest-earning assets contributed to an overall decrease in interest and dividend income of ¥45.7 billion, and the changes in average balances of domestic interest-earning assets contributed to an overall decrease in interest and dividend income of ¥13.2 billion, the latter due mainly to the decrease in average balance of domestic loans, resulting in the ¥58.9 billion decrease in domestic interest and dividend income.

The significant increase in foreign interest and dividend income was due mainly to increases in interest and dividend income from foreign call loans and funds sold, and receivables under resale agreements and securities borrowing transactions, foreign loans and foreign investments. These increases were, in turn, due to an increase in average yield, reflecting a general increase in U.S. dollar and euro interest rate levels, and an increase in average balances, reflecting mainly increases in foreign investments such as bonds and foreign loans as we actively increased our investment and lending activities and due to the depreciation of the yen against other major currencies. However, the increase in the average yield on foreign interest-earning assets, including loans, was smaller than the increase in the interest rate on foreign interest-bearing liabilities due mainly to the increase in competition in loans to foreign affiliates of Japanese corporations, reflecting the increase in competition in the domestic loan market. The changes in average yields on foreign interest-earning assets contributed to an overall increase in interest and dividend income of ¥203.3 billion, and the changes in average balances of foreign interest-earning assets contributed to an overall increase in interest and dividend income of ¥198.1 billion, resulting in the ¥401.4 billion increase in foreign interest and dividend income.

Interest expense increased by ¥366.3 billion, or 63.3%, from the previous fiscal year to ¥944.9 billion in the fiscal year ended March 31, 2006. Domestic interest expense accounted for ¥367.0 billion of the total amount, an increase of ¥44.6 billion from the previous fiscal year, and foreign interest expense accounted for ¥577.9 billion of the total amount, an increase of ¥321.7 billion from the previous fiscal year.

The increase in domestic interest expense was due mainly to an increase in interest expense on domestic deposits and domestic short-term borrowings offset in part by a decrease in interest expense on debentures. The increase in interest expense on domestic deposits was due to an increase of 0.09% in the average interest rate, reflecting an increase in yen interest rate levels which affected mainly the applicable interest rates on time deposits, offset in part by the decrease of ¥7,257.1 billion in the average balance of domestic deposits, reflecting mainly a decrease in interest-bearing demand deposits and deposits at notice which are not covered by deposit insurance offset in part by an increase in non-interest-bearing demand deposits. The decrease in interest expense on debentures was due to decreases in both the average interest rate and average balance, and the increase in interest expense on domestic short-term borrowings was due mainly to an increase in the average interest rate. The changes in average interest rates on domestic interest-bearing liabilities contributed to an overall increase in interest expense of ¥47.5 billion, offset in part by a decrease in interest expense of ¥2.9 billion due to the changes in average balances of domestic interest-bearing liabilities, resulting in the ¥44.6 billion increase in domestic interest expense.

The increase in foreign interest expense was due mainly to increases in interest expense on foreign short-term borrowings and foreign deposits. These increases were due mainly to the increase in average interest rates on these liabilities, reflecting a general increase in U.S. dollar and euro interest rate levels, and the increase in their average balance as we sought to increase funding from these sources for our investments in foreign securities and loans. The changes in average interest rates on foreign interest-bearing liabilities contributed to an overall increase in interest expense of ¥198.5 billion, and the changes in average balances of foreign interest-bearing liabilities contributed to an overall increase in interest expense of ¥123.2, resulting in the ¥321.7 billion increase in foreign interest expense.

As a result of the foregoing, net interest income decreased by ¥23.8 billion, or 2.3%, from the previous fiscal year to ¥1,013.0 billion. Average interest rate spread declined by 0.11% to 0.71%, with domestic average interest rate spread declining by 0.13%, due mainly to a decrease in loan spreads, reflecting increased competition in the domestic loan market, and foreign average interest rate spread declining by 0.19%, due mainly to a decrease in loan spreads to foreign affiliates of Japanese corporations, reflecting the increased competition in the domestic loan market.

Provision (Credit) for Loan Losses

Improvements in the credit quality of many of our previously troubled borrowers and general improvements in the Japanese economy enabled us to reverse a portion of the allowance for loan losses and record a credit of ¥157.7 billion in the fiscal year ended March 31, 2006 compared to a provision for loan losses of ¥55.0 billion in the previous fiscal year. See “—Financial Condition—Loans—Provision (credit) for loan losses.”

Noninterest Income

Noninterest income decreased by ¥604.6 billion, or 37.8%, from the previous fiscal year to ¥995.1 billion in the fiscal year ended March 31, 2006. The following table shows a breakdown of noninterest income for the fiscal years ended March 31, 2005 and 2006:

	Fiscal years ended March 31,		Increase (decrease)
	2005	2006
	(in billions of yen)
Fees and commissions	¥602.1	¥688.7	¥86.6
Foreign exchange gains (losses)–net	(0.3)	(110.7)	(110.4)
Trading account gains–net	190.0	20.3	(169.7)
Investment gains–net	471.9	143.5	(328.4)
Gains on disposal of premises and equipment	80.6	65.5	(15.1)
Other noninterest income	255.4	187.8	(67.6)

Total noninterest income	¥1,599.7	¥995.1	¥(604.6)

Fees and Commissions

The following table shows a breakdown of fees and commissions income for the fiscal years ended March 31, 2005 and 2006:

	Fiscal years ended March 31,		Increase (decrease)
	2005	2006
	(in billions of yen)
Fees and commissions from securities-related business	¥103.0	¥133.2	¥30.2
Fees and commissions from remittance business	113.8	116.0	2.2
Fees and commissions from deposits, debentures and lending business	103.0	113.9	10.9
Trust fees	63.0	75.8	12.8
Fees for other customer services	219.3	249.8	30.5

Total fees and commissions income	¥602.1	¥688.7	¥86.6

Fees and commissions income increased by ¥86.6 billion, or 14.4%, from the previous fiscal year to ¥688.7 billion in the fiscal year ended March 31, 2006. Each category into which we divide fees and commissions income increased, with the increases in fees for other customer services and fees and commissions from securities-related business being the most significant. Fees for other customer services increased by ¥30.5 billion to ¥249.8 billion due mainly to an increase in trust business-related fees other than those included in trust fees and in fees from agency businesses such as credit card processing fees earned by UC Card. Fees and commissions from securities-related business increased by ¥30.2 billion to ¥133.2 billion due mainly to increases in stock brokerage fees and sales commissions related to investment funds. Trust fees increased by ¥12.8 billion to ¥75.8 billion due mainly to an increase in fees related to trust and asset management services and an increase in fees attributed to a one-time sale of all the loan assets held in loan trust accounts. During the fiscal year ended March 31, 2006, we decided to end the sale of loan trust products in light of these products being superseded by other investment products. In anticipation of the need to repay each trust beneficiaries’ principal upon maturity, as the trust beneficiary could no longer reinvest funds in loan trust products, we sold all of the loan assets held on behalf of the trust beneficiaries. Because the master agreement for the loan trust provides that the trust beneficiaries generally receive a pre-determined dividend rate, with the trust fees paid to us generally equal to the amount of trust profits after deducting dividends paid to the trust beneficiaries, the excess of income earned and gains on sale of the loan assets over the pre-determined dividend rate is recognized by us as trust fees in our consolidated statements of income.

Foreign Exchange Gains (Losses)–Net

Foreign exchange gains (losses)–net was a loss of ¥110.7 billion in the fiscal year ended March 31, 2006 compared to a loss of ¥0.3 billion in the previous fiscal year. The net losses were due mainly to translation losses with respect to foreign currency-denominated liabilities that were funded and incurred to offset foreign exchange risk related to foreign currency-denominated available-for-sale securities. Translation losses related to such liabilities increased by ¥110.3 billion from ¥136.6 billion in the fiscal year ended March 31, 2005 to ¥246.9 billion in the fiscal year ended March 31, 2006.

Trading Account Gains–Net

Trading account gains–net decreased by ¥169.7 billion, or 89.3%, from the previous fiscal year to ¥20.3 billion in the fiscal year ended March 31, 2006. The decrease was due to the loss related to changes in the fair value of instruments used to hedge market risks, mainly interest rate risk, that are not eligible for hedge accounting under U.S. GAAP, which increased ¥206.3 billion from the previous fiscal year to ¥282.7 billion in the fiscal year ended March 31, 2006.

Investment Gains–Net

The following table shows a breakdown of investment gains–net for the fiscal years ended March 31, 2005 and 2006:

	Fiscal years ended March 31,		Increase (decrease)
	2005	2006
	(in billions of yen)
Investment gains (losses) related to bonds	¥46.4	¥(179.6)	¥(226.0)
Investment gains related to equity securities	418.6	289.0	(129.6)
Others	6.9	34.1	27.2

Total investment gains–net	¥471.9	¥143.5	¥(328.4)

Investment gains–net decreased by ¥328.4 billion, or 69.6%, from the previous fiscal year to ¥143.5 billion in the fiscal year ended March 31, 2006. Investment gains (losses) related to bonds were losses of ¥179.6 billion compared to gains of ¥46.4 billion in the previous fiscal year. The losses in the fiscal year ended March 31, 2006 were due mainly to the realization of ¥223.9 billion in unrealized losses upon sales of bonds in connection with the restructuring of our bond portfolio in light of rising interest rates offset in part by gains from sales of bonds. Investment gains related to equity securities decreased by ¥129.6 billion to ¥289.0 billion due to a slowdown in our sales of equity securities compared to the previous fiscal year offset in part by a decrease in impairment losses on equity securities from ¥57.6 billion in the fiscal year ended March 31, 2005 to ¥38.3 billion in the fiscal year ended March 31, 2006 due to strong Japanese equity markets.

Gains on Disposal of Premises and Equipment

Gains on disposal of premises and equipment decreased by ¥15.1 billion, or 18.8%, from the previous fiscal year to ¥65.5 billion in the fiscal year ended March 31, 2006 due mainly to lower gains on the sale of real estate related to closed branches.

Other Noninterest Income

Other noninterest income decreased by ¥67.6 billion, or 26.5%, from the previous fiscal year to ¥187.8 billion in the fiscal year ended March 31, 2006. The decrease is due mainly to the inclusion for the fiscal year ended March 31, 2005 of interest on the refund of provisional tax payments in the amount of ¥102.1 billion as a result of the favorable decision by the Supreme Court of Japan related to a write-off of loans to Japan Housing Loan, Inc. partly offset by an increase in gains on the sales of stock of subsidiary companies by ¥29.7 billion due mainly to the sale of a portion of our shares of Mizuho Trust & Banking in order to maintain the subsidiary’s status as a listed company in compliance with the change in delisting rules of the Tokyo Stock Exchange.

Noninterest Expenses

Noninterest expenses increased by ¥75.3 billion, or 5.5%, from the previous fiscal year to ¥1,454.3 billion in the fiscal year ended March 31, 2006. The following table shows a breakdown of noninterest expenses for the fiscal years ended March 31, 2005 and 2006:

	Fiscal years ended March 31,		Increase (decrease)
	2005	2006
	(in billions of yen)
Salaries and employee benefits	¥451.5	¥435.2	¥(16.3)
General and administrative expenses	462.1	455.7	(6.4)
Occupancy expenses	227.3	178.2	(49.1)
Fees and commission expenses	86.2	96.1	9.9
Provision (credit) for losses on off-balance-sheet instruments	(25.8)	34.0	59.8
Minority interest in consolidated subsidiaries	30.9	69.0	38.1
Other noninterest expenses	146.8	186.1	39.3

Total noninterest expenses	¥1,379.0	¥1,454.3	¥75.3

Salaries and Employee Benefits

Salaries and employee benefits decreased by ¥16.3 billion, or 3.6%, from the previous fiscal year to ¥435.2 billion in the fiscal year ended March 31, 2006 due mainly to a decrease in special retirement payments, which are retirement payments to former employees whose contributions during their career were deemed meritorious and to those with particular circumstances. These decreases were offset in part by an increase in personnel costs related to an increase in business promotion staff engaged in strategic business areas.

General and Administrative Expenses

General and administrative expenses decreased by ¥6.4 billion, or 1.4%, from the previous fiscal year to ¥455.7 billion in the fiscal year ended March 31, 2006. The decrease was due to a ¥16.9 billion decrease in impairment losses as we incurred significant impairments related to software in the fiscal year ended March 31, 2005 in connection with system integration activities at Mizuho Bank. Tax expenses such as consumption tax and property tax decreased by ¥4.9 billion due mainly to a decrease in property tax attributable to sales of real estate related to closed branches. Amortization expenses decreased by ¥1.8 billion as a result mainly of the effects of the completion of systems integration at Mizuho Bank. These decreases were offset in part by an increase in other general and administrative expenses of ¥17.0 billion to ¥330.6 billion due mainly to an increase in expenses related to the expansion of our international office network and advertising.

Occupancy Expenses

Occupancy expenses decreased by ¥49.1 billion, or 21.6%, from the previous fiscal year to ¥178.2 billion in the fiscal year ended March 31, 2006. The decrease was due mainly to a decrease in losses from disposal of premises and equipment of ¥38.0 billion to ¥19.7 billion due mainly to lower losses on the sale of real estate related primarily to closed branches compared to the previous fiscal year. Depreciation decreased by ¥9.8 billion to ¥65.8 billion, as a result primarily of a reduction in related assets due to the consolidation of branches.

Fees and Commission Expenses

Fees and commission expenses increased by ¥9.9 billion, or 11.5%, from the previous fiscal year to ¥96.1 billion in the fiscal year ended March 31, 2006. Fees and commission expenses for remittance service increased by ¥1.6 billion to ¥30.5 billion as a result of the increase in commission expenses paid in connection with international remittance transactions. Fees and commission expenses for securities-related business increased by ¥3.7 billion to ¥15.0 billion due primarily to the increase in transaction costs such as brokerage fees paid by our securities subsidiary as our securities business grew.

Provision (Credit) for Losses on Off-Balance-Sheet Instruments

Provision for losses on off-balance-sheet instruments was ¥34.0 billion compared to a credit of ¥25.8 billion in the previous fiscal year. The provision was due primarily to an increase in allowance for losses on off-balance-sheet transactions as a result mainly of downgrades in credit ratings of certain large obligors to which we provided commitment lines and an increase in allowances for probable losses regarding trust transactions, which increased the balance of allowance for losses on off-balance-sheet transactions to ¥86.0 billion as of March 31, 2006 from ¥52.0 billion as of March 31, 2005.

Minority Interest in Consolidated Subsidiaries

Minority interest in consolidated subsidiaries increased by ¥38.1 billion, or 123.2%, from the previous fiscal year to ¥69.0 billion in the fiscal year ended March 31, 2006 due mainly to increases in income before income taxes of our subsidiaries, Mizuho Trust & Banking, UC Card and Mizuho Investors Securities, which accounted for increases of ¥16.8 billion, ¥9.3 billion and ¥4.7 billion, respectively.

Other Noninterest Expenses

Other noninterest expenses increased by ¥39.3 billion, or 26.7%, from the previous fiscal year to ¥186.1 billion in the fiscal year ended March 31, 2006 due mainly to ¥40.7 billion in losses related to the erroneous order placed with the Tokyo Stock Exchange by Mizuho Securities in December 2005.

Income Tax Expense (Benefit)

The following table shows the components of income tax expense (benefit) for the fiscal years ended March 31, 2005 and 2006:

	Fiscal years ended March 31,		Increase (decrease)
	2005	2006
	(in billions of yen)
Current:
Domestic	¥(125.2)	¥43.7	¥168.9
Foreign	20.0	26.7	6.7

Total current tax expense (benefit)	(105.2)	70.4	175.6
Deferred:
Domestic	230.0	(445.6)	(675.6)
Foreign	(0.4)	1.0	1.4

Total deferred tax expense (benefit)	229.6	(444.6)	(674.2)

Total income tax expense (benefit)	¥124.4	¥(374.2)	¥(498.6)

Income tax expense (benefit) in the fiscal year ended March 31, 2006 was a benefit of ¥374.2 billion compared to an expense of ¥124.4 billion in the previous fiscal year. Current income tax expense (benefit) in the fiscal year ended March 31, 2006 was an expense of ¥70.4 billion compared to a benefit of ¥105.2 billion in the previous fiscal year. This change was due mainly to a one-time tax benefit of ¥152.4 billion in the fiscal year ended March 31, 2005 related to the favorable decision by the Supreme Court of Japan related to a write-off of loans to Japan Housing Loan, Inc.

Deferred income tax expense (benefit) in the fiscal year ended March 31, 2006 was a benefit of ¥444.6 billion compared to an expense of ¥229.6 billion in the previous year. Gross deferred tax assets increased by ¥1,029.6 billion due mainly to an increase of net operating loss carryforwards of Mizuho Financial Group and a subsidiary (as the Mizuho group does not prepare consolidated corporate tax returns in Japan) resulting from the sale of shares of subsidiaries within the Mizuho group. This increase was offset in part by an increase in the valuation allowance by ¥639.4 billion due mainly to an allowance recorded in connection with the recognition of the net operating loss carryforwards arising from the sale of subsidiary shares reflecting our belief that it is not likely that the net operating loss carryforwards will be utilized prior to expiration. Excluding the effect of this increase resulting from the increase in net operating loss carryforwards arising from the sale of subsidiary shares, the valuation allowance decreased as a result of improved realizability of future tax benefits based mainly on increased expected future taxable income. As a result, deferred tax assets, net of valuation allowance increased by ¥390.2 billion from the end of the previous fiscal year to ¥2,545.1 billion at March 31, 2006.

The following table shows components of deferred tax assets as of March 31, 2005 and 2006:

	Fiscal years ended March 31,		Increase (decrease)
	2005	2006
	(in billions of yen)
Deferred tax assets:
Investments	¥968.4	¥1,030.6	¥62.2
Allowance for loan losses	626.6	424.4	(202.2)
Derivative financial instruments	41.4	137.2	95.8
Premises and equipment	75.7	53.3	(22.4)
Financial Stabilization Funds	38.5	34.5	(4.0)
Net operating loss carryforwards	1,935.9	2,989.9	1,054.0
Other	213.0	259.2	46.2

Gross deferred tax assets	3,899.5	4,929.1	1,029.6

Valuation allowance	(1,744.6)	(2,384.0)	(639.4)

Deferred tax assets, net of valuation allowance	2,154.9	2,545.1	390.2
Deferred tax liabilities:
Available-for-sale securities	793.8	1,399.9	606.1
Undistributed earnings of subsidiaries	154.5	75.1	(79.4)
Prepaid pension cost and accrued pension liabilities	18.9	45.7	26.8
Other	39.6	50.6	11.0

Gross deferred tax liabilities	1,006.8	1,571.3	564.5

Net deferred tax assets	¥1,148.1	¥973.8	¥(174.3)

The following table shows deferred tax assets and deferred tax liabilities, which are netted within the same tax jurisdiction for presentation in the balance sheets, as of March 31, 2005 and 2006:

	As of March 31,
	2005	2006
	(in billions of yen)
Deferred tax assets on the balance sheet	¥1,175.2	¥996.5
Deferred tax liabilities on the balance sheet	27.1	22.7

Net deferred tax assets	¥1,148.1	¥973.8

Net Income

As a result of the foregoing, net income increased by ¥7.6 billion from the previous fiscal year to ¥1,085.7 billion in the fiscal year ended March 31, 2006.

Business Segments Analysis

The business segment information set forth below is derived from the internal management reporting systems used by management to measure the performance of our business segments. We measure the performance of each of our operating segments primarily in terms of “net business profits” in accordance with Japanese GAAP following internal managerial accounting rules and practices. Net business profits is used as a measure of the profitability of core banking operations in Japan and is defined as gross profits (or the sum of net interest income, fiduciary income, net fee and commission income, net trading income and net other operating income) less general and administrative expenses (excluding non-recurring expenses). Measurement by net business profits is required for regulatory reporting to the Financial Services Agency. Therefore, the format and information is presented primarily on the basis of Japanese GAAP and is not consistent with the consolidated financial statements prepared in accordance with U.S. GAAP. A reconciliation of total net business profits with income before income tax expense (benefit) under U.S. GAAP is provided in note 30 of our consolidated financial statements.

During the fiscal year ended March 31, 2006, we reorganized our business portfolio into three Global Groups: the Global Corporate Group, the Global Retail Group and the Global Asset & Wealth Management Group. The Global Corporate Group consists primarily of Mizuho Corporate Bank and Mizuho Securities, the Global Retail Group consists primarily of Mizuho Bank and Mizuho Investors Securities, and the Global Asset & Wealth Management Group consists primarily of Mizuho Trust & Banking. We divide the businesses of each of Mizuho Corporate Bank and Mizuho Bank into three reportable segments based on customer characteristics and functions. Reportable segments of Mizuho Corporate Bank are: domestic; international; and trading and others. Reportable segments of Mizuho Bank are: retail banking; corporate banking; and trading and others. In addition to the three Global Groups, subsidiaries which provide services to a wide range of customers and which do not belong to a specific Global Group are aggregated as Others.

The Global Corporate Group

Mizuho Corporate Bank

Mizuho Corporate Bank is the main operating company of the Global Corporate Group and provides banking and other financial services to large corporations, financial institutions, public sector entities, foreign corporations, including foreign subsidiaries of Japanese corporations, and foreign governmental entities.

Domestic

This segment provides a variety of financial products and services to large corporations, financial institutions and public sector entities in Japan. The products and services it offers include commercial banking, advisory services, syndicated loan arrangements, leveraged finance and structured finance.

International

This segment mainly offers commercial banking and foreign exchange transaction services to foreign corporations, including foreign subsidiaries of Japanese corporations, through Mizuho Corporate Bank’s overseas network.

Trading and others

This segment supports the domestic and international segments in offering derivatives and other risk hedging products to satisfy Mizuho Corporate Bank’s customers’ financial and business risk control requirements. It is also engaged in Mizuho Corporate Bank’s proprietary trading, such as foreign exchange and bond trading, and asset and liability management. This segment also includes costs incurred by headquarters functions of Mizuho Corporate Bank.

Mizuho Securities

Mizuho Securities is the primary investment banking arm in the Global Corporate Group and offers wholesale securities and investment banking services, such as underwriting and trading of bonds and equities, advisory services and structured finance, to large and international corporations, financial institutions and public entities.

Others

This segment consists of Mizuho Corporate Bank’s subsidiaries other than Mizuho Securities. These subsidiaries offer financial products and services in specific areas of business or countries mainly to customers of the Global Corporate Group. This segment also includes elimination of transactions between companies within the Global Corporate Group.

The Global Retail Group

Mizuho Bank

Mizuho Bank is the main operating company of the Global Retail Group. Mizuho Bank provides banking and other financial services mainly to individuals, SMEs and middle-market corporations through its domestic branch and ATM network.

Retail banking

This segment offers banking products and services, including housing and other personal loans, credit cards, deposits, investment products and consulting services, to Mizuho Bank’s individual customers through its nationwide branch and ATM network, as well as telephone and Internet banking services.

Corporate banking

This segment provides loans, syndicated loan arrangements, structured finance, advisory services, other banking services and capital markets financing to SMEs, middle-market corporations, local governmental entities and other public sector entities in Japan.

Trading and others

This segment supports the retail banking and corporate banking segments in offering derivatives and other risk hedging products to satisfy Mizuho Bank’s customers’ financial and business risk control requirements. It is also engaged in Mizuho Bank’s proprietary trading, such as foreign exchange and bond trading, and asset and liability management. This segment also includes costs incurred by headquarters functions of Mizuho Bank.

Mizuho Investors Securities

Mizuho Investors Securities offers securities services to individuals and corporate customers of the Global Retail Group and provides with those corporate customers with support in procuring funds through capital markets.

Others

This segment consists of Mizuho Bank’s subsidiaries other than Mizuho Investors Securities. These subsidiaries, such as Mizuho Capital, UC Card and Mizuho Business Financial Center Co., Ltd., offer non-banking financial products and services in specific areas of business to customers of the Global Retail Group. This segment also includes elimination of transactions between companies within the Global Retail Group.

The Global Asset & Wealth Management Group

Mizuho Trust & Banking

Mizuho Trust & Banking is the main operating company of the Global Asset & Wealth Management Group and offers products and services related to trust, real estate, securitization and structured finance, pension and asset management and stock transfers.

Others

This segment includes companies other than Mizuho Trust & Banking which are a part of the Global Asset & Wealth Management Group. These companies include Mizuho Private Wealth Management, Trust & Custody Services Bank and three asset management companies, one of which is an equity-method affiliate. They offer products and services related to private banking, trust and custody, and asset management. This segment also includes elimination of transactions between companies within the Global Asset & Wealth Management Group.

Others

This segment consists of Mizuho Financial Group and its subsidiaries that do not belong to a specific Global Group but provide their services to a wide range of customers. Under this segment, we offer services including research and consulting services through Mizuho Research Institute, information technology-related services through Mizuho Information & Research Institute and advisory services to financial institutions through Mizuho Financial Strategy. This segment also includes elimination of transactions between the Global Groups.

The information below for reportable segments for the fiscal year ended March 31, 2006 is derived from our internal management reporting system. Information for the fiscal year ended March 31, 2005 is also derived from our internal management reporting system reclassified to conform to the presentation for the following fiscal year.

Results of Operations by Business Segment

Consolidated Results of Operations

Consolidated gross profits for the fiscal year ended March 31, 2006 were ¥2,003.8 billion, an increase of ¥8.0 billion compared to the previous fiscal year. Consolidated general and administrative expenses (excluding non-recurring expenses) for the fiscal year ended March 31, 2006 were ¥1,041.3 billion, an increase of ¥2.9 billion compared to the previous fiscal year. Consolidated net business profits for the fiscal year ended March 31, 2006 were ¥922.5 billion, an increase of ¥10.0 billion compared to the previous fiscal year. The following diagram shows the relative contributions to consolidated net business profits of each of our Global Groups for the fiscal year ended March 31, 2006:

Global Corporate Group Financial Results

The following table shows gross profits, general and administrative expenses and net business profits for the Global Corporate Group for the fiscal years ended March 31, 2005 and 2006:

	Mizuho Corporate Bank(1)(2)						Mizuho Securities	Others		Total Global Corporate Group
	Domestic	International	Trading and others		Subtotal
	(in billions of yen)
Fiscal year ended March 31, 2005:
Gross profits:
Net interest income	¥235.0	¥43.4	¥108.8		¥387.2		¥0.2	¥12.6		¥400.0
Net noninterest income	107.9	42.6	43.1		193.6		84.9	57.9		336.4

Total gross profits	342.9	86.0	151.9		580.8		85.1	70.5		736.4
General and administrative expenses	80.7	46.2	81.7		208.6		45.4	52.1		306.1
Others	—	—	—		—		—	(38.5)		(38.5)

Net business profits (loss)	¥262.2	¥39.8	¥70.2		¥372.2		¥39.7	¥(20.1)		¥391.8

Fiscal year ended March 31, 2006:
Gross profits:
Net interest income (expense)	¥211.2	¥56.6	¥228.8	(1)	¥496.6	(1)	¥1.0	¥(95.0)	(1)	¥402.6
Net noninterest income (expenses)	107.5	55.4	(8.5)		154.4		117.7	62.8		334.9

Total gross profits	318.7	112.0	220.3		651.0		118.7	(32.2)		737.5
General and administrative expenses	82.0	51.7	82.1		215.8		55.2	63.1		334.1
Others	—	—	—		—		—	(36.9)		(36.9)

Net business profits (loss)	¥236.7	¥60.3	¥138.2		¥435.2		¥63.5	¥(132.2)		¥366.5

Increase (decrease) between fiscal years ended March 31, 2005 and 2006:
Gross profits:
Net interest income (expense)	¥(23.8)	¥13.2	¥120.0	(1)	¥109.4	(1)	¥0.8	¥(107.6)	(1)	¥2.6
Net noninterest income (expenses)	(0.4)	12.8	(51.6)		(39.2)		32.8	4.9		(1.5)

Total gross profits	(24.2)	26.0	68.4		70.2		33.6	(102.7)		1.1
General and administrative expenses	1.3	5.5	0.4		7.2		9.8	11.0		28.0
Others	—	—	—		—		—	1.6		1.6

Net business profits (loss)	¥(25.5)	¥20.5	¥68.0		¥63.0		¥23.8	¥(112.1)		¥(25.3)

Notes:

(1)	For the fiscal year ended March 31, 2006, dividends of ¥120.0 billion received by Mizuho Corporate Bank from its revitalization subsidiaries are included in net interest income of “trading and others” and subtracted from net interest income of “others,” as it is a transaction within the consolidated group.
(2)	Figures for Mizuho Corporate Bank include those of its revitalization subsidiaries before such subsidiaries were merged with Mizuho Corporate Bank in October 2005.

Gross profits for Mizuho Corporate Bank for the fiscal year ended March 31, 2006 increased by ¥70.2 billion, or 12.0%, from the previous fiscal year to ¥651.0 billion. Excluding the effect of dividends totaling ¥120.0 billion within trading and others received in the fiscal year ended March 31, 2006 from revitalization subsidiaries, gross profits of Mizuho Corporate Bank decreased by ¥49.8 billion in the fiscal year ended March 31, 2006 compared to the previous fiscal year. This decrease was due mainly to the realization of ¥58.4 billion in unrealized losses upon sales of bonds in such fiscal year in connection with the restructuring of our overall bond portfolio that we implemented in light of rising interest rates, which led to net noninterest expenses of ¥8.5 billion in trading and others compared to net noninterest income of ¥43.1 billion in the previous fiscal year. The decline in gross profits was also due to a decrease in net interest income in domestic operations of ¥23.8 billion, reflecting mainly a decline in domestic average interest rate spread. These effects were offset in part by increases in net interest income and net noninterest income for international operations of ¥13.2 billion and ¥12.8 billion, respectively, reflecting mainly increased income from loans and other transactions involving foreign operations of our Japanese customers and increased fee income from management buy-out transactions in Europe. The dividends from revitalization subsidiaries were based on an increase in their retained earnings as a result of reversals of their provisions for loan losses due to progress in borrower revitalization, which is subtracted in “others” and thus does not affect total gross profits for the Global Corporate Group

General and administrative expenses of Mizuho Corporate Bank for the fiscal year ended March 31, 2006 increased by ¥7.2 billion, or 3.4%, from the previous fiscal year to ¥215.8 billion due mainly to expenses incurred in connection with our efforts to grow future gross profits, such as the expansion of our international office network and increases in personnel, offset in part by our ongoing efforts to enhance cost efficiency.

Net business profits of Mizuho Securities increased by ¥23.8 billion, or 59.9%, from the previous fiscal year to ¥63.5 billion, due mainly to growth in its equity business, reflecting enhanced business collaboration with Mizuho Corporate Bank.

As a result mainly of the foregoing, net business profits for the Global Corporate Group for the fiscal year ended March 31, 2006 decreased by ¥25.3 billion from the previous fiscal year to ¥366.5 billion.

Global Retail Group Financial Results

The following table shows gross profits, general and administrative expenses and net business profits for the Global Retail Group for the fiscal years ended March 31, 2005 and 2006:

	Mizuho Bank(1)				Mizuho Investors Securities	Others	Total Global Retail Group
	Retail banking	Corporate banking	Trading and others	Subtotal
	(in billions of yen)
Fiscal year ended March 31, 2005:
Gross profits:
Net interest income	¥239.4	¥338.7	¥21.2	¥599.3	¥0.2	¥63.0	¥662.5
Net noninterest income	49.7	187.1	64.0	300.8	43.4	30.2	374.4

Total gross profits	289.1	525.8	85.2	900.1	43.6	93.2	1,036.9
General and administrative expenses	206.5	264.0	78.7	549.2	35.2	27.1	611.5
Others	—	—	—	—	—	(8.4)	(8.4)

Net business profits	¥82.6	¥261.8	¥6.5	¥350.9	¥8.4	¥57.7	¥417.0

Fiscal year ended March 31, 2006:
Gross profits:
Net interest income	¥235.2	¥319.0	¥15.5	¥569.7	¥0.6	¥49.6	¥619.9
Net noninterest income	47.3	233.2	32.8	313.3	72.5	31.4	417.2

Total gross profits	282.5	552.2	48.3	883.0	73.1	81.0	1,037.1
General and administrative expenses	201.4	253.7	62.2	517.3	40.0	25.7	583.0
Others	—	—	—	—	—	(7.8)	(7.8)

Net business profits (losses)	¥81.1	¥298.5	¥(13.9)	¥365.7	¥33.1	¥47.5	¥446.3

Increase (decrease) between fiscal years ended March 31, 2005 and 2006:
Gross profits:
Net interest income	¥(4.2)	¥(19.7)	¥(5.7)	¥(29.6)	¥0.4	¥(13.4)	¥(42.6)
Net noninterest income	(2.4)	46.1	(31.2)	12.5	29.1	1.2	42.8

Total gross profits	(6.6)	26.4	(36.9)	(17.1)	29.5	(12.2)	0.2
General and administrative expenses	(5.1)	(10.3)	(16.5)	(31.9)	4.8	(1.4)	(28.5)
Others	—	—	—	—	—	0.6	0.6

Net business profits	¥(1.5)	¥36.7	¥(20.4)	¥14.8	¥24.7	¥(10.2)	¥29.3

Note:

(1)	Figures for Mizuho Bank include those of its revitalization subsidiary before such subsidiary was merged with Mizuho Bank in October 2005.

Gross profits for Mizuho Bank decreased by ¥17.1 billion, or 1.8%, from the previous fiscal year to ¥883.0 billion in the fiscal year ended March 31, 2006. The decrease was due to a ¥31.2 billion decline in net noninterest income from trading and others as a result of the realization of ¥75.4 billion in unrealized losses upon sales of bonds in the fiscal year ended March 31, 2006 in connection with the restructuring of our overall bond portfolio that we implemented in light of rising interest rates offset in part by an increase in income from sales of derivatives and other financial instruments to corporate customers. In addition, gross profits from retail banking declined by ¥6.6 billion. This was due to the effect of a gain of ¥15.9 billion recorded in net noninterest income in the fiscal year ended March 31, 2005 related to the securitization of a portion of our mortgage loan portfolio offset in part by an increase in net noninterest income as a result of increased sales of investment trusts, annuities and other financial products. These effects were offset in part by an increase in gross profits of ¥26.4 billion from corporate banking, which reflects an increase in net noninterest income of ¥46.1 billion due mainly to significant increases in fees received in connection with our syndicated loan arrangements and structured finance and advisory service businesses and the sale of foreign exchange and derivatives products offset in part by a decline in net interest income of ¥19.7 billion due mainly to a decline in domestic average interest rate spread.

General and administrative expenses for Mizuho Bank decreased by ¥31.9 billion, or 5.8%, from the previous fiscal year to ¥517.3 billion due mainly to our ongoing efforts to enhance cost efficiency offset in part by increased expenses incurred in connection with our efforts to grow future gross profits, particularly those relating to the retail banking business.

Net business profits for Mizuho Investors Securities increased by ¥24.7 billion, or 294.0%, from the previous fiscal year to ¥33.1 billion, due mainly to an increase in sales of structured debt products and an increase in income from its underwriting business, both reflecting enhanced business collaboration with Mizuho Bank.

Global Asset & Wealth Management Group Financial Results

The following table shows gross profits, general and administrative expenses and net business profits for the Global Asset & Wealth Management Group for the fiscal years ended March 31, 2005 and 2006:

	Mizuho Trust & Banking(1)	Others	Total Global Asset & Wealth Management Group
	(in billions of yen)
Fiscal year ended March 31, 2005:
Gross profits:
Net interest income (expense)	¥41.6	¥(0.0)	¥41.6
Net noninterest income	106.7	38.0	144.7

Total gross profits	148.3	38.0	186.3
General and administrative expenses	71.4	28.8	100.2
Others	—	(3.7)	(3.7)

Net business profits	¥76.9	¥5.5	¥82.4

Fiscal year ended March 31, 2006:
Gross profits:
Net interest income	¥45.7	¥0.4	¥46.1
Net noninterest income	120.6	42.0	162.6

Total gross profits	166.3	42.4	208.7
General and administrative expenses	77.9	32.5	110.4
Others	—	(1.2)	(1.2)

Net business profits	¥88.4	¥8.7	¥97.1

Increase between fiscal years ended March 31, 2005 and 2006:
Gross profits:
Net interest income (expense)	¥4.1	¥0.4	¥4.5
Net noninterest income	13.9	4.0	17.9

Total gross profits	18.0	4.4	22.4
General and administrative expenses	6.5	3.7	10.2
Others	—	2.5	2.5

Net business profits	¥11.5	¥3.2	¥14.7

Note:

(1)	Figures for Mizuho Trust & Banking include those of its revitalization subsidiary before such subsidiary was merged with Mizuho Trust & Banking in October 2005.

Net business profits of Mizuho Trust & Banking for the fiscal year ended March 31, 2006 increased by ¥18.0 billion, or 12.1%, from the previous fiscal year to ¥166.3 billion. After excluding the effects of a one-time gain of ¥11.5 billion from the sale of all loan assets related to loan trusts in connection with the cessation of sales activities for loan trust products and the one-time gain of ¥2.1 billion from the change in accounting standard related to the recording of accrued but uncollected trust fees under Japanese GAAP, the remaining increase of ¥4.4 billion was due mainly to an increase in net noninterest income as a result of growth in our real estate, pension and asset management businesses offset in part by the realization of ¥4.6 billion in unrealized loses upon sales of bonds in connection with the restructuring of our overall bond portfolio that we implemented in light of rising interest rates.

General and administrative expenses increased by ¥6.5 billion, or 9.1%, compared to the previous fiscal year to ¥77.9 billion as a result mainly of an increase in strategic expenses, such as increases in personnel in strategic business areas and the promotion of business alliances with third parties.

As a result of the foregoing, net business profits for Mizuho Trust & Banking increased by ¥11.5 billion, or 14.9%, compared to the previous fiscal year to ¥88.4 billion. After excluding the effects of the one-time gains described above, net business profits declined by ¥2.1 billion.

Geographical Segment Analysis

The following table presents consolidated income statement and total assets information by major geographic area. Foreign activities are defined as business transactions that involve customers residing outside of Japan. However, as our operations are highly integrated globally, we have made estimates and assumptions for the allocation of assets, liabilities, income and expenses among the geographic areas.

	Japan	Americas	Europe	Asia/Oceania excluding Japan, and others	Total
	(in billions of yen)
Fiscal year ended March 31, 2005:
Total revenue(1)	¥2,616.6	¥323.0	¥188.5	¥87.0	¥3,215.1
Total expenses(2)	1,667.7	155.7	149.9	39.4	2,012.7

Income before income tax expense	¥948.9	¥167.3	¥38.6	¥47.6	¥1,202.4

Net income	¥844.1	¥157.4	¥34.8	¥41.8	¥1,078.1

Total assets at end of fiscal year	¥118,471.3	¥11,221.0	¥6,386.2	¥3,530.0	¥139,608.5

Fiscal year ended March 31, 2006:
Total revenue(1)	¥1,881.4	¥631.6	¥327.8	¥112.2	¥2,953.0
Total expenses(2)	1,474.7	369.8	296.9	100.1	2,241.5

Income before income tax expense	¥406.7	¥261.8	¥30.9	¥12.1	¥711.5

Net income	¥808.5	¥247.7	¥26.0	¥3.5	¥1,085.7

Total assets at end of fiscal year	¥119,543.4	¥12,504.9	¥9,175.9	¥4,298.2	¥145,522.4

Notes:

(1)	Total revenue is comprised of interest and dividend income and noninterest income.
(2)	Total expenses are comprised of interest expense, provision (credit) for loan losses and noninterest expenses.

In the fiscal year ended March 31, 2006, 74.5% of our net income was derived from Japan, 22.8% from the Americas, 2.4% from Europe and 0.3% from Asia/Oceania, excluding Japan, and others. At March 31, 2006, 82.1% of total assets were allocated to Japan, 8.6% to the Americas, 6.3% to Europe and 3.0% to Asia/Oceania, excluding Japan, and others.

Total revenue in Japan decreased by ¥735.2 billion from the previous fiscal year due primarily to the decrease in investment gains—net, as a result of the realization of unrealized losses upon sales of bonds in connection with the restructuring of our bond portfolio in light of rising interest rates, and the decrease in trading account gains—net, as a result of the losses related to changes in the fair value of derivative instruments used to hedge market risks that are not eligible for hedge accounting under U.S. GAAP. Total expenses decreased by ¥193.0 billion as a result mainly of a significant improvement in provision for loan losses. Income tax in the fiscal year ended March 31, 2006 was a benefit of ¥401.8 billion compared to an expense of ¥104.8 billion in the previous fiscal year. As a result, net income in Japan decreased by ¥35.6 billion. Total assets in Japan increased by ¥1,072.1 billion due primarily to increases in investments and loans (net of allowance), offset by a decrease in cash and due from banks.

In the Americas, total revenue increased by ¥308.6 billion due primarily to an increase in interest income, as a result of an increase in average yield, reflecting a general increase in U.S. dollar interest rate levels, and an increase in average balances of interest-earning assets. Total expenses increased by ¥214.1 billion due primarily to an increase in interest expense. As a result, net income in the Americas increased by ¥90.3 billion. Total assets in the Americas increased by ¥1,283.9 billion due primarily to an increase in loans, resulting from our active effort to increase foreign loan assets and the depreciation of the yen against the U.S. dollar, and an increase in receivables under resale agreements.

In Europe, total revenue increased by ¥139.3 billion due primarily to an increase in interest income, and total expenses increased by ¥147.0 billion due primarily to increases in interest expenses and provision for loan losses, reflecting mainly the increase in loan balance. As a result, net income in Europe decreased by ¥8.8 billion. Total assets in Europe increased by ¥2,789.7 billion due primarily to increases in investments and loans, as a result of our active effort to increase foreign assets, and receivables under resale agreements.

Total revenue in Asia/Oceania excluding Japan, and others increased by ¥25.2 billion due primarily to an increase in interest income offset in part by a decrease in foreign exchange gains. Total expenses increased by ¥60.7 billion, due mainly to increases in interest expenses and provision for loans losses, primarily as a result of the increase in loan balance. As a result, net income in Asia/Oceania excluding Japan, and others decreased by ¥38.3 billion. Total assets in Asia/Oceania excluding Japan, and others increased by ¥768.2 billion due primarily to an increase in loans, as a result of our active effort to increase foreign loan assets and the depreciation of the yen mainly against the U.S. dollar.

Financial Condition

Assets

Our assets as of March 31, 2005 and 2006 were as follows:

	Fiscal years ended March 31,		Increase (decrease)
	2005	2006
	(in billions of yen)
Cash and due from banks	¥5,682.5	¥3,459.7	¥(2,222.8)
Interest-bearing deposits in other banks	1,216.2	1,666.5	450.3
Call loans and funds sold	327.6	701.8	374.2
Receivables under resale agreements	5,006.2	5,979.7	973.5
Receivables under securities borrowing transactions	8,680.3	8,643.6	(36.7)
Trading account assets	13,075.5	12,392.2	(683.3)
Investments	36,019.4	38,840.8	2,821.4
Loans	65,569.3	68,710.9	3,141.6
Allowance for loan losses	(1,207.1)	(812.3)	394.8

Loans, net of allowance	64,362.2	67,898.6	3,536.4
Premises and equipment—net	841.6	839.9	(1.7)
Due from customers on acceptances	28.6	42.7	14.1
Accrued income	271.6	335.9	64.3
Goodwill	39.6	39.6	—
Deferred tax assets	1,175.2	996.5	(178.7)
Other assets	2,882.0	3,684.9	802.9

Total assets	¥139,608.5	¥145,522.4	¥5,913.9

Total assets increased by ¥5,913.9 billion from the end of the previous fiscal year to ¥145,522.4 billion as of March 31, 2006. This increase was due primarily to an increase of ¥3,536.4 billion in loans, net of allowance and an increase of ¥2,821.4 billion in investments, offset in part by a decrease of ¥2,222.8 billion in cash and due from banks.

Loans

Loans Outstanding

The following table shows our loans outstanding as of March 31, 2005 and 2006 based on the loan classifications designated by the Bank of Japan for regulatory reporting purposes:

	Fiscal years ended March 31,				Increase (decrease)
	2005		2006
	(in billions of yen, except percentages)
Domestic:
Manufacturing	¥7,943.1	12.10%	¥7,792.7	11.33%	¥(150.4)	(0.77)%
Construction	1,745.2	2.66	1,563.5	2.27	(181.7)	(0.39)
Real estate	6,616.5	10.08	7,046.7	10.25	430.2	0.17
Services	9,095.0	13.86	9,208.8	13.39	113.8	(0.47)
Wholesale and retail	7,338.0	11.18	6,930.0	10.07	(408.0)	(1.11)
Banks and other financial institutions	6,201.1	9.45	6,540.9	9.51	339.8	0.06
Transportation	2,854.6	4.35	2,789.5	4.06	(65.1)	(0.29)
Other industries	5,969.8	9.09	6,857.8	9.97	888.0	0.88
Individuals:	11,921.4	18.17	11,972.2	17.41	50.8	(0.76)
Mortgage loans	10,536.9	16.06	10,655.1	15.49	118.2	(0.57)
Other	1,384.5	2.11	1,317.1	1.92	(67.4)	(0.19)

Total domestic	59,684.7	90.94	60,702.1	88.26	1,017.4	(2.68)
Foreign:
Government and official institutions	161.3	0.25	331.0	0.48	169.7	0.23
Banks and other financial institutions	671.7	1.02	1,437.2	2.09	765.5	1.07
Commercial and industrial	5,033.0	7.67	6,104.6	8.87	1,071.6	1.20
Other	77.6	0.12	205.4	0.30	127.8	0.18

Total foreign	5,943.6	9.06	8,078.2	11.74	2,134.6	2.68

Subtotal	65,628.3	100.00%	68,780.3	100.00%	3,152.0	—
Less: Unearned income and deferred loan fees—net	(59.0)		(69.4)		(10.4)

Total loans before allowance for loan losses	¥65,569.3		¥68,710.9		¥3,141.6

Total loans before allowance for loan losses increased by ¥3,141.6 billion from the end of the previous fiscal year to ¥68,710.9 billion as of March 31, 2006. Domestic loans increased by ¥1,017.4 billion to ¥60,702.1 billion due mainly to increases in loans to other industries of ¥888.0 billion, attributable mostly to purchases of our customers’ receivables by consolidated variable interest entities in connection with our asset-backed commercial paper and loan programs. Loans to the real estate industry increased due primarily to increased syndicated loans, and loans to the banks and other financial institutions industry increased due mainly to increased fiscal-year-end funding needs of borrowers. Loans to the wholesale and retail decreased due primarily to disposal of impaired loans to borrowers in these industries.

Loans to foreign borrowers increased by ¥2,134.6 billion from the end of the previous fiscal year to ¥8,078.2 billion at March 31, 2006. Loans to all categories of foreign borrowers increased, particularly loans to commercial and industrial borrowers and banks and other financial institutions, due mainly to an increase in loans to non-Japanese borrowers as a result of our active effort to increase foreign loan assets and the depreciation of the yen against other major currencies.

Within our loan portfolio, loans to domestic borrowers decreased from 90.94% to 88.26% while loans to foreign borrowers increased from 9.06% to 11.74%.

Impaired Loans

Japanese banks are required to categorize obligors into the groups listed below based on their financial condition and other factors and then to classify loans and off-balance-sheet instruments against obligors, taking into consideration the risk of collection and risk of impairment. We refer to this categorization and classification process as the self-assessment procedures which are conducted in conjunction with our credit rating system. Through the self-assessment procedures, we categorize obligors into the following categories:

•	normal: Obligors for which business conditions are favorable and are deemed not to have any particular problems in terms of their financial position.

•	watch: Obligors that require observation going forward because of either concerns regarding their financial position or weak or unstable business conditions.

•	special attention: Among watch obligors, those having difficulty meeting loan conditions, such as reduced or suspended interest payments, or those in default of payment obligations such as failure to make principal or interest payments beyond a specified period.

•	intensive control: Obligors that are not yet bankrupt but are in financial difficulties and are deemed likely to become bankrupt in the future because of failure to make progress in implementing their management improvement plans or other measures (including obligors that are receiving ongoing support from financial institutions).

•	substantially bankrupt: Obligors that have not yet become legally or formally bankrupt but are effectively insolvent because they are in serious financial difficulties and are deemed to be not capable of restructuring.

•	bankrupt: Obligors that have become legally or formally bankrupt.

We consider both loans that are subject to SFAS No.114, “Accounting by Creditors for Impairment of a Loan—an amendment of FASB statement No.5 and 15” and small balance, homogeneous loans to be impaired when it is probable that we will be unable to collect all the scheduled payments of principal and interest when due according to the contractual terms of the loan. Among other things, restructured loans under SFAS No.15, “Accounting by Debtors and Creditors for Troubled Debt Restructuring” (“SFAS No.15”) and loans that are 90 days or more delinquent are generally considered to be impaired. We determine loans to special attention, intensive control, substantially bankrupt and bankrupt obligors as impaired loans in connection with our consideration of collectibility mentioned above. All of our impaired loans are designated as nonaccrual loans. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management” for descriptions of our self-assessment procedures and our internal credit rating system.

We endeavor to remove impaired loans from our balance sheet within three years of their being so categorized through methods such as collection, charge-offs, disposal and improving the borrowers’ credit rating through restructuring efforts.

Impaired loans decreased by ¥613.9 billion, or 33.3%, from the end of the previous fiscal year to ¥1,229.4 billion as of March 31, 2006, due primarily to improvements in the business performance of obligors, reflecting general improvements in the Japanese economy and restructuring efforts by borrowers, as well as our efforts to remove such loans from our balance sheet.

The percentage of impaired loans within total loans decreased from 2.81% as of March 31, 2005 to 1.79% as of March 31, 2006. The percentage of impaired loans net of allowance also decreased from 0.99% as of March 31, 2005 to 0.61% as of March 31, 2006.

As of March 31, 2006, impaired loans decreased compared to the end of the previous fiscal year in most industries due primarily to improvements in the business performance of obligors and our efforts to reduce such loans. Decreases in the real estate, services, and wholesale and retail industries were especially large due primarily to the removal of loans against certain large borrowers in those industries.

The following table shows our impaired loans as of March 31, 2005 and 2006 based on classifications by domicile and industry segment:

	As of March 31,				Increase (decrease)
	2005		2006
	(in billions of yen)
	Impaired loans	Ratio to total loans to industry	Impaired loans	Ratio to total loans to industry	Impaired loans	Ratio to total loans to industry
Domestic:
Manufacturing	¥133.1	1.68%	¥106.1	1.36%	¥(27.0)	(0.32)%
Construction	98.3	5.63	53.2	3.40	(45.1)	(2.23)
Real estate	316.8	4.79	188.5	2.67	(128.3)	(2.12)
Services	292.0	3.21	140.0	1.52	(152.0)	(1.69)
Wholesale and retail	410.5	5.59	202.8	2.93	(207.7)	(2.66)
Banks and other financial institutions	8.5	0.14	4.9	0.07	(3.6)	(0.07)
Transportation	220.8	7.74	315.8	11.32	95.0	3.58
Other industries	50.6	0.85	8.6	0.13	(42.0)	(0.72)
Individuals	232.0	1.95	139.7	1.17	(92.3)	(0.78)

Total domestic	1,762.6	2.95	1,159.6	1.91	(603.0)	(1.04)
Foreign	80.7	1.36	69.8	0.86	(10.9)	(0.50)

Total impaired loans	¥1,843.3	2.81%	¥1,229.4	1.79%	¥(613.9)	(1.02)%

Allowance for Loan Losses

Calculation of allowance for loan losses

Our self-assessment and credit-rating procedures serve as the basis for determining the amount of the allowance for loan losses. The specific methods of calculating the allowance for each category of obligors are as follows:

Normal and watch obligors

A formula allowance is calculated separately for obligors with small balance, homogenous loans and for each credit rating category of corporate obligors by multiplying the loan balance with the applicable default ratio (based on internal historical data as well as data provided by third-party credit rating agencies) and the applicable average impairment ratio on defaulted loans (based on internal historical data).

Special attention obligors

The allowance for special attention obligors is generally calculated individually based on the present value of expected future cash flows discounted at the loan’s initial effective interest rate. A formula allowance for certain special attention obligors is calculated by grouping the loans to such obligors and applying the formula described above for normal and watch obligors but using the default ratio and average impairment ratio specific to this category.

Intensive control obligors

The allowance for intensive control obligors is generally calculated individually based on the present value of expected future cash flows discounted at the loan’s initial effective interest rate, based on the loan’s observable market price, or based on the fair value of the collateral if the loan is collateral dependent. The allowance for certain intensive control obligors is calculated by grouping the loans to such obligors and multiplying the amount of loans less estimated collateral value by the default ratio and average impairment ratio specific to this category.

Substantially bankrupt and bankrupt obligors	The allowance is calculated individually and is equal to loan balance, less estimated collateral value.

Balance of allowance for loan losses

Allowance for loan losses decreased by ¥394.8 billion from the end of the previous fiscal year to ¥812.3 billion as of March 31, 2006. Of such decrease, ¥369.9 billion was attributable to a decrease in the allowance for loan losses on impaired loans due primarily to the reduction in the balance of impaired loans and ¥24.9 billion was attributable to a decrease in the allowance for loan losses on other loans. While the percentage of total allowance for loan losses against gross total loans decreased 0.66% to 1.18%, the percentage of allowance for loan losses on impaired loans against the balance of impaired loans requiring an allowance decreased 12.35% to 32.34% due mainly to improvements in credit quality of obligors with impaired loans. The percentage of allowance for loan losses on other loans against the balance of other loans decreased 0.08% to 0.71% due to improvements in the credit ratings of borrowers as general economic conditions in Japan improved.

The following table summarizes the allowance for loan losses by component and as a percentage of the corresponding loan balance as of March 31, 2005 and 2006:

	As of March 31,		Increase (decrease)
	2005	2006
	(in billions of yen, except percentages)
Allowance for loan losses on impaired loans (A)	¥701.4	¥331.5	¥(369.9)
Allowance for loan losses on other loans (B)	505.7	480.8	(24.9)
Total allowance for loan losses (C)	1,207.1	812.3	(394.8)

Impaired loans requiring an allowance for loan losses (D)	1,569.5	1,024.9	(544.6)
Impaired loans not requiring an allowance for loan losses (E)	273.8	204.5	(69.3)
Other loans (F)	63,785.0	67,550.9	3,765.9

Gross total loans (G)	65,628.3	68,780.3	3,152.0

Percentage of allowance for loan losses on impaired loans against the balance of impaired loans requiring an allowance (A)/(D)x100	44.69%	32.34%	(12.35)%
Percentage of allowance for loan losses on other loans against the balance of other loans (B)/(F)x100	0.79	0.71	(0.08)
Percentage of total allowance for loan losses against gross total loans (C)/(G)x100	1.84	1.18	(0.66)

Provision (credit) for loan losses

We recorded a credit for loan losses of ¥157.7 billion in the fiscal year ended March 31, 2006 compared to a provision for loan losses of ¥55.0 billion in the fiscal year ended March 31, 2005. The credit in the fiscal year ended March 31, 2006 was due to a reversal of the provision as a result of improvements in the credit quality of many of our previously troubled borrowers and general improvements in the Japanese economy.

Charge-offs decreased by ¥570.4 billion from the previous fiscal year to ¥305.7 billion for the fiscal year ended March 31, 2006 as disposals of impaired loans peaked in the fiscal year ended March 31, 2005 and general economic conditions in Japan improved in the following fiscal year. Charge-offs of domestic loans decreased by ¥578.8 billion compared to the previous fiscal year to ¥290.0 billion in the fiscal year ended March 31, 2006. Within charge-offs of domestic loans in the fiscal years ended March 31, 2005 and 2006, charge-offs of loans to industries in which large amounts of impaired loans existed and were removed in such fiscal years, specifically, the real estate, wholesale and retail and services industries, constituted a majority of total charge-offs, although the amount of charge-offs with respect to these industries declined significantly in the fiscal year ended March 31, 2006 compared to the previous fiscal year. The amounts of impaired loans in the real estate industry and the wholesale and retail industry were significant due to deterioration in the financial condition of many obligors by the effects of the period of a weak Japanese economy, such as significant asset deflation, that had generally continued since the 1990’s. Charge-offs of foreign loans increased by ¥8.4 billion due mainly to our enhanced efforts to remove impaired loans from our balance sheet.

Recoveries decreased by ¥15.8 billion from the previous fiscal year to ¥73.9 billion in the fiscal year ended March 31, 2006, reflecting a decrease in recoveries with respect to both domestic and foreign loans. Recoveries with respect to loans to the real estate, wholesale and retail and services industries, industries in which we had significant amounts of impaired loans in recent years, accounted for most of the recoveries during the fiscal years ended March 31, 2005 and 2006.

The following table summarizes changes in our allowance for loan losses, including a breakdown of charge-offs and recoveries by domicile and industry segment, in the fiscal years ended March 31, 2005 and 2006:

	Fiscal years ended March 31,		Increase (decrease)
	2005	2006
	(in billions of yen)
Allowance for loan losses as beginning of fiscal year	¥1,936.2	¥1,207.1	¥(729.1)
Provision (credit) for loan losses	55.0	(157.7)	(212.7)
Charge-offs:
Domestic:
Manufacturing	64.6	38.3	(26.3)
Construction	20.4	11.1	(9.3)
Real estate	312.5	85.2	(227.3)
Services	118.9	28.6	(90.3)
Wholesale and retail	221.3	44.7	(176.6)
Banks and other financial institutions	10.4	0.6	(9.8)
Transportation	20.0	5.5	(14.5)
Other industries	12.6	12.3	(0.3)
Individuals	88.1	63.7	(24.4)

Total domestic charge-offs	868.8	290.0	(578.8)
Foreign	7.3	15.7	8.4

Total charge-offs	876.1	305.7	(570.4)

Recoveries:
Domestic:
Manufacturing	5.4	3.6	(1.8)
Construction	9.4	6.5	(2.9)
Real estate	22.0	21.0	(1.0)
Services	8.5	10.2	1.7
Wholesale and retail	12.2	10.6	(1.6)
Banks and other financial institutions	2.9	1.0	(1.9)
Transportation	1.5	0.0	(1.5)
Other industries	3.5	1.9	(1.6)
Individuals	9.5	6.4	(3.1)

Total domestic recoveries	74.9	61.2	(13.7)
Foreign	14.8	12.7	(2.1)

Total recoveries	89.7	73.9	(15.8)

Net charge-offs	786.4	231.8	(554.6)
Others(1)	2.3	(5.3)	(7.6)

Balance at end of fiscal year	¥1,207.1	¥812.3	¥(394.8)

Note:

(1)	Others include primarily foreign exchange translation.

Investments

The majority of our investments are available-for-sale securities and held-to-maturity securities which at March 31, 2005 and 2006 were as follows:

	As of March 31,						Increase (decrease)
	2005			2006
	(in billions of yen)
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
Available-for-sale securities:
Debt securities:	¥29,388.6	¥29,149.5	¥(239.1)	¥30,320.3	¥30,124.2	¥(196.1)	¥931.7	¥974.7	¥43.0
Japanese government bonds	21,682.5	21,529.3	(153.2)	19,522.1	19,291.5	(230.6)	(2,160.4)	(2,237.8)	(77.4)
Other than Japanese government bonds	7,706.1	7,620.2	(85.9)	10,798.2	10,832.7	34.5	3,092.1	3,212.5	120.4
Equity securities (marketable)	2,152.5	4,344.7	2,192.2	2,428.8	6,068.6	3,639.8	276.3	1,723.9	1,447.6

Total	¥31,541.1	¥33,494.2	¥1,953.1	¥32,749.1	¥36,192.8	¥3,443.7	¥1,208.0	¥2,698.6	¥1,490.6

Held-to-maturity securities:
Debt securities:	¥1,459.6	¥1,460.8	¥1.2	¥1,536.2	¥1,520.5	¥(15.7)	¥76.6	¥59.7	¥(16.9)
Japanese government bonds	1,117.5	1,124.1	6.6	1,168.2	1,163.8	(4.4)	50.7	39.7	(11.0)
Other than Japanese government bonds	342.1	336.7	(5.4)	368.0	356.7	(11.3)	25.9	20.0	(5.9)

Total	¥1,459.6	¥1,460.8	¥1.2	¥1,536.2	¥1,520.5	¥(15.7)	¥76.6	¥59.7	¥(16.9)

Available-for-sale securities increased by ¥2,698.6 billion from the end of the previous fiscal year to ¥36,192.8 billion at March 31, 2006. This increase was due primarily to an increase in debt securities other than Japanese government bonds, consisting primarily of asset-backed securities and mortgage-backed securities reflecting our efforts to diversify investments, offset in part by a decrease in Japanese government bonds as a result of sales related to the restructuring of our portfolio primarily to reduce the average remaining period of our bond portfolio. Equity securities also increased by ¥1,723.9 billion from the end of the previous fiscal year to ¥6,068.6 billion at March 31, 2006 due mainly to the increase in the fair value of our portfolio due to strong Japanese stock markets. As for other investments included within investments, see note 4 to our consolidated financial statements included elsewhere in this registration statement.

Cash and Due from Banks

Cash and due from banks decreased by ¥2,222.8 billion from the end of the previous fiscal year to ¥3,459.7 billion at March 31, 2006. The decrease was due to net cash provided by operating activities of ¥1,609.8 billion and net cash provided by financing activities of ¥2,604.8 billion being more than offset by net cash used in investing activities of ¥6,452.1 billion.

Liabilities

The following table shows our liabilities as of March 31, 2005 and 2006:

	As of March 31,		Increase (decrease)
	2005	2006
	(in billions of yen)
Deposits	¥80,518.7	¥82,703.7	¥2,185.0
Debentures	7,785.4	6,586.5	(1,198.9)
Due to trust accounts	1,367.6	1,354.9	(12.7)
Call money and funds purchased	5,017.5	6,192.1	1,174.6
Payables under repurchase agreements	8,357.5	10,079.6	1,722.1
Payables under securities lending transactions	7,666.1	7,347.9	(318.2)
Commercial paper	2,475.0	966.0	(1,509.0)
Other short-term borrowings	5,189.1	6,293.1	1,104.0
Trading account liabilities	9,938.3	10,445.2	506.9
Bank acceptances outstanding	28.6	42.7	14.1
Income taxes payable	43.3	52.5	9.2
Deferred tax liabilities	27.1	22.7	(4.4)
Accrued expenses	236.8	246.8	10.0
Long-term debt	4,788.8	5,385.0	596.2
Other liabilities	3,097.5	3,161.7	64.2

Total liabilities	¥136,537.3	¥140,880.4	¥4,343.1

Total liabilities increased by ¥4,343.1 billion from the end of the previous fiscal year to ¥140,880.4 billion at March 31, 2006. This increase was due primarily to an increase of ¥2,160.6 billion in short-term borrowings and an increase of ¥2,185.0 billion in deposits offset in part by a decrease of ¥1,198.9 in debentures. Short-term borrowings include due to trust accounts, call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions, commercial paper and other short-term borrowings.

Deposits

The following table shows a breakdown of our deposits as of March 31, 2005 and 2006:

	As of March 31,		Increase (decrease)
	2005	2006
	(in billions of yen)
Domestic:
Non-interest-bearing deposits	¥10,635.0	¥14,590.7	¥3,955.7
Interest-bearing deposits	65,869.3	60,910.0	(4,959.3)

Total domestic deposits	76,504.3	75,500.7	(1,003.6)

Foreign:
Non-interest-bearing deposits	292.4	341.2	48.8
Interest-bearing deposits	3,722.0	6,861.8	3,139.8

Total foreign deposits	4,014.4	7,203.0	3,188.6

Total deposits	¥80,518.7	¥82,703.7	¥2,185.0

Deposits increased by ¥2,185.0 billion from the end of the previous fiscal year to ¥82,703.7 billion at March 31, 2006. Domestic deposits decreased by ¥1,003.6 billion to ¥75,500.7 billion due to a decline in interest-bearing deposits by ¥4,959.3 billion, reflecting primarily a decline in the balance of larger certificates of deposit, offset in part by an increase in non-interest-bearing deposits of ¥3,955.7 billion, reflecting primarily an increase in non-interest-bearing ordinary deposits which are subject to deposit insurance coverage without a limit on amount. Foreign deposits increased by ¥3,188.6 billion from the end of the previous fiscal year to ¥7,203.0 billion due mainly to a significant increase in interest-bearing deposits as we increased our fund-raising efforts in connection with the increase in foreign investments and loans.

Short-term Borrowings

The following table shows a breakdown of our short-term borrowings as of March 31, 2005 and 2006:

	As of March 31,						Increase (decrease)
	2005			2006
	(in billions of yen)
	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign	Total
Due to trust accounts	¥1,367.6	—	¥1,367.6	¥1,354.9	—	¥1,354.9	¥(12.7)	—	¥(12.7)
Call money and funds purchased, and payables under repurchase agreements and securities lending transactions	13,951.9	7,089.3	21,041.2	14,688.0	8,931.5	23,619.5	736.1	1,842.2	2,578.3
Commercial paper	2,432.4	42.6	2,475.0	799.6	166.4	966.0	(1,632.8)	123.8	(1,509.0)
Other short-term borrowings	5,061.6	127.5	5,189.1	6,249.9	43.2	6,293.1	1,188.3	(84.3)	1,104.0

Total short-term borrowings	¥22,813.5	¥7,259.4	¥30,072.9	¥23,092.4	¥9,141.1	¥32,233.5	¥278.9	¥1,881.7	¥2,160.6

Short-term borrowings increased by ¥2,160.6 billion from the end of the previous fiscal year to ¥32,233.5 billion at March 31, 2006. The increase was due mainly to an increase in call money and funds purchased, payables under repurchase agreements and securities lending transactions, particularly overseas, as well as an increase in other domestic short-term borrowings. Call money and funds purchased, payables under repurchase agreements and securities lending transactions overseas increased by ¥1,842.2 billion due mainly to increased overseas funding corresponding with the increase in overseas investments and loans. Other domestic short-term borrowings increased by ¥1,188.3 billion, offset in part by a decrease in domestic commercial paper of ¥1,632.8 billion, due mainly to the change in the source of financing by Mizuho Financial Group from funding by commercial paper to funding by short-term bonds which is included in other short-term borrowings.

Debentures

Debentures decreased by ¥1,198.9 billion from the end of the previous fiscal year to ¥6,586.5 billion at March 31, 2006. In Japan, certain banks are entitled to issue discount and coupon debentures in the domestic market under applicable banking laws. Mizuho Corporate Bank and Mizuho Bank benefit from such entitlement originally held by The Industrial Bank of Japan, one of our predecessor banks. While the two bank subsidiaries have this entitlement through March 2012, we have been reducing our reliance on debentures in recent years and are shifting to other sources of financing, including mainly bonds. See “—Liquidity.”

Shareholders’ Equity

The following table shows a breakdown of shareholders’ equity as of March 31, 2005 and 2006:

	As of March 31,		Increase (decrease)
	2005	2006
	(in billions of yen)
Preferred stock	¥2,769.5	¥1,580.4	¥(1,189.1)
Common stock	3,105.7	3,547.7	442.0
Accumulated deficit	(3,642.9)	(2,647.8)	995.1
Accumulated other comprehensive income, net of tax	1,031.8	1,912.2	880.4
Treasury stock, at cost	(394.6)	(46.8)	347.8

Total shareholders’ equity	¥2,869.5	¥4,345.7	¥1,476.2

Shareholders’ equity increased by ¥1,476.2 billion from the end of the previous fiscal year to ¥4,345.7 billion. Preferred stock decreased by ¥1,189.1 billion from the end of the previous fiscal year to ¥1,580.4 billion at March 31, 2006 due to a decrease of ¥249.9 billion as a result of the cancellation of preferred stock repurchased from the Resolution and Collection Corporation in March 2005 and a decrease of ¥939.2 billion as a result of the cancellation of preferred stock repurchased from the Resolution and Collection Corporation during the fiscal year ended March 31, 2006. Among the balance of preferred stock as of March 31, 2006, ¥600.0 billion was held by the Resolution and Collection Corporation, which we subsequently repurchased and cancelled in July 2006.

Common stock increased by ¥442.0 billion from the previous fiscal year end to ¥3,547.7 billion at March 31, 2006 as a result of the sale of our common stock recorded as treasury stock held by our subsidiary at a price above the book value recorded by the subsidiary.

Accumulated deficit decreased by ¥995.1 billion from the previous fiscal year end to ¥2,647.8 billion. This decrease was due to net income of ¥1,085.7 billion for the fiscal year ended March 31, 2006, offset in part by dividends declared of ¥75.9 billion and an increase of ¥14.6 billion as a result of the cancellation of preferred stock repurchased from the Resolution and Collection Corporation.

Accumulated other comprehensive income, net of tax, increased by ¥880.4 billion from the end of the previous fiscal year to ¥1,912.2 billion at March 31, 2006 due primarily to the increase in unrealized net gains on available-for-sale securities of ¥864.4 billion, as well as an improvement of foreign currency translation adjustments by ¥16.8 billion.

Treasury stock decreased by ¥347.8 billion from the previous fiscal year end from ¥394.6 billion to ¥46.8 billion at March 31, 2006 due primarily to the cancellation of preferred stock of ¥260.0 billion, of which ¥249.9 billion was charged to preferred stock and ¥10.1 billion was charged to accumulated deficit as the excess of purchase price over book value. In addition, the sale of our common stock by our subsidiary contributed to ¥88.4 billion of such decrease.

Liquidity

We continuously endeavor to enhance the management of our liquidity profile and strengthen our capital base to meet our customers’ loan requirements and deposit withdrawals and respond to unforeseen situations such as adverse movements in stock, foreign currency, interest rate and other markets or changes in general domestic or international conditions.

Deposits and the issuance of debentures, based on our broad customer base and brand recognition in Japan, have been our primary sources of liquidity. Our total deposits and debentures increased by ¥986.1 billion, or

1.1%, from the end of the previous fiscal year to ¥89,290.2 billion as of March 31, 2006. As shown in the following table, our average balance of deposits and debentures combined for the fiscal year ended March 31, 2006 exceeded our average balance of loans for the same period by ¥20,633.7 billion. We invested the excess portion primarily in marketable securities and other high-liquidity assets.

Average balance for the fiscal year ended March 31, 2006
(in billions of yen)
Loans	¥65,617.3	Deposits	¥78,994.5
		Debentures	7,256.5

We will no longer be able to issue debentures beginning April 2012 due to applicable regulations. Mizuho Corporate Bank ceased issuing debentures to institutional investors in April 2006 and plans to issue ¥150.0 billion in straight bonds each quarter, or ¥600.0 billion each year, starting April 2006 as a replacement for such debentures. We also plan to cease all new issuances of debentures with the planned cessation in April 2007 of issuances by Mizuho Bank of debentures through its retail branch network. We believe the balance of our debentures will decrease significantly in the following years as a result.

Secondary sources of liquidity include short-term borrowings such as call money and funds purchased and commercial paper. We also issue long-term debt, including both senior and subordinated debt, as additional sources for liquidity. We utilize short-term borrowings to diversify our funding sources and to manage our funding costs. We raise long-term debt mainly for purposes of enhancing our capital adequacy ratios. We believe we are able to access such sources of liquidity on a stable and flexible basis based on our current credit ratings. The following table shows credit ratings assigned to our principal banking subsidiaries by S&P and Moody’s as of March 31, 2006:

As of March 31, 2006
	S&P			Moody’s
	Long- Term	Short- Term	Fundamental strength	Long- Term	Short- Term	Fundamental strength
Mizuho Corporate Bank	A	A-1	B	A1	P-1	D+
Mizuho Bank	A	A-1	B	A1	P-1	D+
Mizuho Trust & Banking	A	A-1	B	A1	P-1	D+

We source our funding in foreign currencies primarily from foreign governments, financial institutions, and institutional investors, through short-term and long-term financing, under terms and pricing commensurate with our credit ratings above. In the event of future declines in our credit quality or that of Japan in general, we expect to be able to purchase foreign currencies in sufficient amounts using the yen funds raised through our domestic customer base. As further measures to support our foreign currency liquidity, we hold foreign debt securities, maintain credit lines and swap facilities denominated in foreign currencies and pledge collateral to the U.S. Federal Reserve Bank to support future credit extensions.

We maintain management and control systems to support our ability to access liquidity on a stable and cost-effective basis. For a description of our management of liquidity risk, see “Item 11.Quantitative and Qualitative Disclosures about Market Risk—Market and Liquidity Risk Management.”

Capital Adequacy

Regulatory Capital Requirements

Mizuho Financial Group and its principal banking subsidiaries are subject to regulatory capital requirements administered by the Financial Services Agency in accordance with the provisions of the Banking Law and related regulations. Failure to meet minimum capital requirements may initiate certain mandatory actions by regulators that, if undertaken, could have a direct material effect on our consolidated financial statements.

The capital adequacy guidelines applicable to Japanese banks and bank holding companies with international operations supervised by the Financial Services Agency closely follow the risk-adjusted approach proposed by the Bank for International Settlements (“BIS”) and are intended to further strengthen the soundness and stability of Japanese banks. Under the risk-based capital framework of these guidelines, balance-sheet assets and off-balance-sheet exposures, calculated under Japanese GAAP, are assessed according to broad categories of relative risk, based primarily on the credit risk of the counterparty, country transfer risk and the risk regarding the category of transactions. In addition to credit risk, banks are required to measure and apply capital charges with respect to their market risks. Market risk is defined as the risk of losses in on- and off-balance-sheet positions arising from movements in market prices.

With regard to risk-based capital, these guidelines are consistent with the BIS standards requiring a target minimum standard capital adequacy ratio of 8%, at least half of which must consist of core capital, on both a consolidated and non-consolidated basis for banks with international operations, such as Mizuho Corporate Bank and Mizuho Trust & Banking, or on a consolidated basis for bank holding companies with international operations, such as Mizuho Financial Group.

Risk-based capital, calculated from financial statements prepared under Japanese GAAP, is classified into the following three tiers: core capital (Tier 1 capital); supplementary capital (Tier 2 capital); and junior supplementary capital (Tier 3 capital). Tier 1 capital generally consists of shareholders’ equity less any recorded goodwill and consolidation adjustment accounts. Tier 2 capital generally consists of the following components:

•	general reserve for possible losses on loans, subject to a limit of 1.25% of total risk-weighted assets;

•	45% of each of the unrealized gains on valuation of certain securities classified as “other securities” under Japanese GAAP which is similar to available-for-sale securities under U.S. GAAP, and the unrealized appreciation in the value of land;

•	the balance of subordinated perpetual debt; and

•	the balance of subordinated term debt with an original maturity of over five years and preferred term shares up to 50% of Tier 1 capital.

Tier 2 capital may be included in a bank’s risk-based capital up to the amount equivalent to Tier 1 capital, less Tier 3 capital if market risk is taken into account in the capital adequacy ratio calculation. Tier 3 capital consists of the balance of subordinated term debt with original maturity of at least two years. Tier 3 capital may be included in total risk-based capital subject to certain conditions, depending on the measure for market risk and the amount of Tier 1 capital.

Japanese banks with only domestic operations, such as Mizuho Bank, are subject to Japanese capital adequacy requirements that are similar to those discussed above, except that domestic banks are required to maintain a minimum capital adequacy ratio of 4%, at least half of which must consist of Tier 1 capital, on both a consolidated and non-consolidated basis.

If the capital adequacy ratio of a financial institution falls below the required level, the Financial Services Agency may, depending upon the extent of capital deterioration, take certain corrective action, including requiring the financial institution to submit an improvement plan to strengthen its capital base, reduce its total assets, restrict its business operations or other actions that could have a material effect on our financial statements.

In March 2007, new guidelines regarding minimum capital requirements promulgated by the Financial Services Agency, which follow the amendment of the minimum capital requirement rules by the Basel Committee in June 2004, will become effective. See “Item 4.B. Business Overview—Supervision and Regulation—Capital Adequacy.”

Consolidated Capital Adequacy Ratios

Our capital adequacy ratios as of March 31, 2005 and 2006 calculated in accordance with Japanese GAAP and guidelines established by the Ministry of Finance and the Financial Services Agency are as set forth in the following table:

	As of March 31,		Increase (decrease)
	2005	2006
	(in billions of yen, except percentages)
Tier 1 capital	¥4,172.0	¥4,555.9	¥383.9
Tier 2 capital included as qualifying capital	3,956.5	4,554.1	597.6
Deductions for total risk-based capital	(108.3)	(116.7)	(8.4)

Total risk-based capital	¥8,020.2	¥8,993.3	¥973.1

Risk-weighted assets	¥67,325.0	¥77,338.4	¥10,013.4

Tier 1 capital ratio	6.19%	5.89%	(0.30)%
Required Tier 1 ratio	4.00	4.00	—
Capital adequacy ratio	11.91	11.62	(0.29)
Required capital adequacy ratio	8.00	8.00	—

Note: Percentages in the above table are truncated.

Our capital adequacy ratio as of March 31, 2006 was 11.62%, a decline of 0.29% compared to March 31, 2005. Our Tier 1 capital ratio as of March 31, 2006 was 5.89%, a decline of 0.30% compared to March 31, 2005. In spite of the declines, we believe that we were in compliance with all capital adequacy requirements to which we were subject as of March 31, 2006. The decline of our capital adequacy ratios during the fiscal year ended March 31, 2006 was a result of the increase in risk-weighted assets outweighing the increase in Tier 1 capital. The primary factor that limited the increase in Tier 1 capital was the significant amount of repayments of public funds conducted during the fiscal year. We have completed the repayment of all public funds in July 2006, and we aim over time to raise our Tier 1 capital ratio to 7%. See “Item 5. Operating and Financial Review and Prospects—Overview—Management Reform and Capital Improvements—Repayment of public funds.”

Capital

The following table shows a breakdown of our total risk-based capital:

	As of March 31,		Increase (decrease)
	2005	2006
	(in billions of yen)
Tier 1 capital:
Common stock and preferred stock	¥1,541.0	¥1,541.0	—
Capital surplus	1,022.6	411.1	¥(611.5)
Retained earnings	972.5	1,417.5	445.0
Minority interest in consolidated subsidiaries	1,079.2	1,280.6	201.4
Treasury stock	(394.6)	(46.8)	347.8
Foreign currency translation adjustments	(48.7)	(47.5)	1.2
Goodwill equivalent	(0.0)	(0.0)	0.0

Total Tier 1 capital	4,172.0	4,555.9	383.9

Tier 2 capital:
45% of unrealized gains on other securities	426.0	994.6	568.6
45% of revaluation reserve for land	150.7	131.1	(19.6)
General reserve for possible losses on loans	637.4	615.8	(21.6)
Debt capital	2,742.4	2,812.6	70.2

Total Tier 2 capital	3,956.5	4,554.1	597.6

Deductions for total risk-based capital	(108.3)	(116.7)	(8.4)

Total risk-based capital	¥8,020.2	¥8,993.3	¥973.1

Our Tier 1 capital increased by ¥383.9 billion from the end of the previous fiscal year to ¥4,555.9 billion as of March 31, 2006. Of this increase, ¥649.9 billion was due to our net income in the fiscal year ended March 31, 2006, ¥530.3 billion was due to the sale of shares of our common stock held by a subsidiary in November 2005, and ¥141.8 billion was due to the issuance of preferred securities in March 2006. These effects were offset in part by a decrease of ¥943.7 billion due to our repurchases of our preferred stock held by the Resolution and Collection Corporation during the fiscal year.

Within Tier 1 capital, the decrease in capital surplus of ¥611.5 billion was due mainly to a decrease of ¥867.7 billion as a result of our repurchases of our preferred stock held by the Resolution and Collection Corporation during the fiscal year and a decrease of ¥260.0 billion as a result of the cancellation during the fiscal year of preferred stock that was repurchased from the Resolution and Collection Corporation during the previous fiscal year. These decreases were offset in part by an increase of ¥441.9 billion due to the sale of shares of common stock held by a subsidiary in November 2005. The increase in retained earnings of ¥445.0 billion was due mainly to an increase of ¥649.9 billion as a result of our net income in the fiscal year ended March 31, 2006 offset in part by a decrease of ¥79.8 billion due to the payment of dividends for the fiscal year and a decrease of ¥75.9 billion due to our repurchases of preferred stock held by the Resolution and Collection Corporation during the fiscal year. The increase in minority interest in consolidated subsidiaries of ¥201.4 billion was due mainly to an increase of ¥141.9 billion as a result of the issuance of preferred securities in March 2006. The decrease in treasury stock of ¥347.8 billion was due mainly to a decrease of ¥260.0 billion as a result of the cancellation of preferred stock mentioned above in this paragraph and the sale of shares of our common stock held by a subsidiary in November 2005 mentioned above in this paragraph.

Our Tier 2 capital included as qualifying capital as of March 31, 2006 was ¥4,554.1 billion, an increase of ¥597.6 billion compared to March 31, 2005. The increase was due mainly to an increase in unrealized gains in other securities as a result of strong domestic stock markets.

As a result of the above, together with deductions of ¥116.7 billion, total risk-based capital as of March 31, 2006 was ¥8,993.3 billion, an increase of ¥973.1 billion compared to March 31, 2005.

Risk-weighted Assets

The following table shows a breakdown of our risk-weighted assets:

	As of March 31,		Increase (decrease)
	2005	2006
	(in billions of yen)
Risk-weighted assets:
On-balance-sheet items	¥60,702.4	¥67,910.1	¥7,207.7
Off-balance-sheet items	5,689.2	7,613.4	1,924.2
Market risk equivalent assets	933.4	1,814.9	881.5

Total	¥67,325.0	¥77,338.4	¥10,013.4

Risk-weighted assets as of March 31, 2006 was ¥77,338.4 billion, representing an increase of ¥10,013.4 billion compared to March 31, 2005. On-balance-sheet items increased ¥7,207.7 billion to ¥67,910.1 billion due mainly to an increase in loans to customers outside of Japan and an increase in alternative investments to enhance diversification of our portfolio. Off-balance-sheet items increased ¥1,924.2 billion to ¥7,613.4 billion due mainly to an increase in commitment lines to customers outside of Japan. Market risk equivalent assets increased ¥881.5 billion to ¥1,814.9 billion due mainly to increased securities trading activities.

Principal Banking Subsidiaries

Capital adequacy ratios of our principal banking subsidiaries as of March 31, 2005 and 2006 on a consolidated basis calculated in accordance with Japanese GAAP and guidelines established by the Ministry of Finance and the Financial Services Agency were as set forth in the following table:

	As of March 31,		Increase (decrease)
	2005	2006
Mizuho Corporate Bank
BIS standard:
Tier 1 capital ratio	8.67%	6.92%	(1.75)%
Capital adequacy ratio	14.64	12.87	(1.77)
Mizuho Bank(1)
Domestic standard:
Tier 1 capital ratio	5.88	5.76	(0.12)
Capital adequacy ratio	10.77	10.28	(0.49)

BIS standard:
Tier 1 capital ratio	5.86	5.69	(0.17)
Capital adequacy ratio	11.05	10.90	(0.15)
Mizuho Trust & Banking
BIS standard:
Tier 1 capital ratio	7.12	7.56	0.44
Capital adequacy ratio	13.19	14.42	1.23

Notes:

(1)	The Bank for International Settlements standards apply only to banks with international operations. Because Mizuho Bank does not operate overseas, it is subject solely to domestic capital adequacy requirements. As such, information based on the Bank for International Settlements standards is included for reference purpose only.
(2)	Percentages in the above table are truncated.

We believe each of our principal banking subsidiaries was in compliance with all capital adequacy requirements to which it was subject as of March 31, 2006.

Our securities subsidiaries in Japan are also subject to the capital adequacy rules of the Financial Services Agency under the Securities and Exchange Law. This rule requires securities firms to maintain a minimum capital adequacy ratio of 120% calculated as a percentage of capital accounts less certain assets, as determined in accordance with Japanese GAAP, against amounts equivalent to market, counterparty and basic risks. Specific guidelines are issued as a ministerial ordinance that details the definition of essential components of the capital ratios, including capital, disallowed assets and risks, and related measures. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. A capital ratio of less than 140% will call for regulatory reporting and a capital ratio of 100% or less may lead to a temporary suspension of all or part of the business operations and cancellation of the license to act as a securities broker and dealer. We believe, as of March 31, 2006, that our securities subsidiaries in Japan are in compliance with all capital adequacy requirements to which they are subject.

Off-balance-sheet Arrangements

We engage in various types of off-balance-sheet arrangements in the ordinary course of our business to meet the financing needs of our customers. These arrangements include various guarantees and commitments. The following tables show the contractual or notional amounts of our guarantees and undrawn commitments as of March 31, 2005 and 2006:

	As of March 31,		Increase (decrease)
	2005	2006
	(in millions of yen)
Guarantees:
Performance guarantees	¥1,009,532	¥1,327,584	¥318,052
Guarantees on loans	1,404,853	1,247,128	(157,725)
Guarantees on securities	48,482	47,459	(1,023)
Other guarantees	1,032,854	1,056,314	23,460
Guarantees for the repayment of trust principal	1,521,431	1,349,561	(171,870)
Liabilities of trust accounts	4,677,459	6,716,288	2,038,829
Derivative financial instruments	41,489,902	45,862,247	4,372,345

	As of March 31,		Increase (decrease)
	2005	2006
	(in millions of yen)
Commitments:
Commitments to extend credit	¥42,932,001	¥44,478,601	¥1,546,600
Commitments to invest in securities	106,772	132,734	25,962
Commercial letters of credit	403,858	462,805	58,947

Total commitments	¥43,442,631	¥45,074,140	¥1,631,509

See note 23 to our consolidated financial statements for a description of the nature of the various types of guarantees and commitments.

The contractual or notional amounts of these instruments generally represent the maximum potential amounts of future payments without consideration of possible recoveries under recourse provisions or from collateral held. For example, the amount under commitments to extend credit does not necessarily equal the impact that such commitment will have on our future cash flow, because many of these commitments expire without our making actual credit extensions up to the full commitment amount or at all. Also, many of the agreements related to the commitments to extend credit include terms that allow us to refuse, or reduce the amount of, credit extensions based on changes in the financial environment, declines in the obligor’s credit quality and other reasons. Finally, we receive collateral such as real estate and securities at the time of contract as we deem necessary, and we regularly review the credit quality of the customer based on internal guidelines and revise the terms of the contract as we deem necessary to manage credit risk.

Some of our off-balance-sheet arrangements are related to activities of special purpose entities, most of which are variable interest entities, including those that do not meet the consolidation requirements under Financial Accounting Standards Board Interpretation No.46 (revised December 2003) “Consolidation of Variable Interest Entities, an interpretation of ARB No.51.” These off-balance-sheet arrangements include the types of transactions discussed below.

Asset-backed Commercial Paper/Loan Programs

We manage several asset-backed commercial paper/loan programs that provide our clients’ off-balance-sheet or cost-effective financing. The variable interest entities used in the programs purchase assets, primarily receivables, from clients participating in the programs and provide liquidity through the issuance of commercial paper or borrowings from us backed by the assets. While customers normally continue to service the transferred receivables, we underwrite, distribute and make a market in commercial paper issued by the variable interest entities. We also provide liquidity support and credit enhancement to the variable interest entities.

Asset-backed Securitizations

We act as an arranger of various types of structured finance to meet clients’ various off-balance-sheet financing needs. In substantially all of these structured financing transactions, the transfer of the asset by the client is structured to be bankruptcy remote by use of a bankruptcy remote entity, which is deemed to be a variable interest entity because its equity holder does not have decision-making rights. We receive fees for structuring and/or distributing the securities sold to investors. In some cases, we ourselves purchase the securities issued by the entities and/or provide loans to the variable interest entities.

In addition, from time to time we establish single-issue and multi-issue special purpose entities that issue collateralized debt obligations or collateralized loan obligations, synthetic collateralized debt obligations or collateralized loan obligations or other repackaged instruments to meet clients’ and investors’ needs. We also arrange securitization transactions including commercial mortgage-backed securities, residential mortgage-backed securities and others. In these transactions, we act as an underwriter, placement agent, asset manager, derivatives counter party and/or investor for debt and equity instruments.

Investments in Securitization Products

We invest in, among other things, various types of collateralized debt obligations and collateralized loan obligations, synthetic collateralized debt obligations and collateralized loan obligations and repackaged instruments, commercial mortgage-backed securities and residential mortgage-backed securities arranged by third parties for the purpose of current income or capital appreciations, which all utilize entities that are deemed variable interest entities.

With respect to some of the variable interest entities related to asset-backed securitizations described above, we determined that we were not the primary beneficiary but had significant variable interests. As of March 31, 2006, total assets of these entities were ¥1,238 billion, and our maximum exposure to loss as of the same date was ¥143 billion.

Investment Funds

We invest in various investment funds, including securities investment trusts that invest in equity and debt securities such as listed Japanese securities and investment grade bonds. Investment advisory companies or fund management companies, including our subsidiaries and affiliates, administer and make the investment decisions with respect to such investment funds.

With respect to certain of these entities, we determined that we were not the primary beneficiary but had significant variable interests. As of March 31, 2006, the total assets of these entities were ¥2,986 billion, and our maximum exposure to loss as of the same date was ¥299 billion.

Trust Arrangements

We offer a variety of asset management and administration services under trust arrangements, including security investment trusts, pension trusts and trusts used in the securitization of assets originated by and transferred to third parties.

As a trustee, we are required to exercise due care in the managing and safe-keeping of the assets entrusted. Because we manage and administer entrusted assets in the capacity of an agent or fiduciary on behalf of customers and are required to segregate trust assets from our proprietary assets, trust accounts are recorded separately from our general accounts and are not included in our consolidated financial statements.

With respect to guaranteed principal money trust products, we assume certain risks by providing guarantees for the repayment of principal as required by the trust agreements or relevant Japanese legislation. We manage entrusted funds primarily through the origination of high-quality loans and other credit-related products, investing in high-grade marketable securities such as Japanese government bonds and placing cash with our subsidiary trust banks to maintain liquidity and for cash management purposes. We have determined through expected loss calculation that we do not absorb a majority of the expected losses or residual returns in connection with these trust arrangements and, therefore, the trust accounts are not included in our consolidated financial statements. The asset size of guaranteed principal money trusts at March 31, 2006 was ¥1,354 billion, and our maximum exposure to loss as of the same date was ¥576 billion.

Other Types of Off-balance-sheet Arrangements

See note 25 to our consolidated financial statements included elsewhere in this registration statement for further descriptions of variable interest entities and securitizations.

Tabular Disclosure of Contractual Obligations

In the normal course of business, we enter into contractual obligations that require future cash payments. The following table sets forth a summary of our contractual cash obligations as of March 31, 2006:

	Due in one year or less	Due from one year to two years	Due from two years to three years	Due from three years to four years	Due from four years to five years	Due after five years	Total
	(in billions of yen)
Time deposits	¥26,097.8	¥1,846.1	¥1,349.2	¥260.4	¥313.6	¥103.1	¥29,970.2
Certificates of deposit	9,320.2	25.4	13.5	—	—	—	9,359.1
Debentures	2,321.2	1,213.5	995.5	983.4	1,072.9	—	6,586.5
Long-term debt	277.8	459.4	688.2	751.7	354.5	2,853.4	5,385.0
Operating leases	34.5	32.9	29.0	16.9	16.2	53.2	182.7

Total	¥38,051.5	¥3,577.3	¥3,075.4	¥2,012.4	¥1,757.2	¥3,009.7	¥51,483.5

Recent Accounting Pronouncements

In November 2003, the EITF reached a consensus on Issue No.03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF Issue No.03-1”), which requires certain additional quantitative and qualitative disclosures in addition to the disclosure already required by SFAS No.115, “Accounting for Certain Investments in Debt and Equity Securities.” On September 30, 2004, the FASB voted unanimously to delay the effective date of EITF Issue No.03-1 measurement provisions. On November 3, 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” which nullify EITF Issue No.03-1’s guidance on determining whether an impairment is other-than-temporary, and effectively retain the previous guidance in this area. The FSP does, however, generally carry forward EITF Issue No.03-1’s impairment guidance relating to cost method investments and disclosures. The FSP is required to be applied to reporting periods beginning after December 15, 2005. We do not expect the adoption of the FSP to have a material impact on our consolidated financial condition or results of operations.

In December 2004, the FASB issued SFAS No.153, “Exchanges of Non-monetary Assets—an amendment of APB Opinion No.29” (“SFAS No.153”), which eliminates the exception to the fair value measurement principle for exchanges of similar productive assets that is provided under APB Opinion No.29, “Accounting for Non-monetary Transactions,” and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. Under SFAS No.153, a non-monetary exchange is considered to have commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No.153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We do not expect the adoption of SFAS No.153 to have a material impact on our consolidated financial condition or results of operations.

In May 2005, the FASB issued SFAS No.154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No.20 and FASB Statement No.3” (“SFAS No.154”), which replaces APB Opinion No.20, “Accounting Changes,” and SFAS No.3, “Reporting Accounting Changes in Interim Financial Statements,” and requires all voluntary changes in accounting principle, as well as the changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions, be accounted for as retrospective application to prior periods’ financial statements, unless it is impracticable. SFAS No.154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is also permitted. We expect to adopt SFAS No.154 beginning with the fiscal year ending March 31, 2007, and the impact of SFAS No.154 on our consolidated financial condition and results of operations will depend on the accounting change, if any, in a future period.

In February 2006, the FASB issued SFAS No.155, “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No.133 and 140” (“SFAS No.155”), which eliminates the exemption from applying the bifurcation requirements of SFAS No.133, “Accounting for Derivative Instruments and Hedging Activities,” to interests in securitized financial assets. SFAS No.155 permits an enterprise to elect fair value measurement at acquisition, at issuance, or when a previously recognized financial instrument is subject to a remeasurement event, on an instrument-by-instrument basis, with respect to a hybrid financial instrument that contains an embedded derivative that would otherwise be bifurcated. SFAS No.155 is effective for all financial instruments acquired or issued after the beginning of an enterprise’s first fiscal year that begins after September 15, 2006. We are currently evaluating the potential impact that the adoption of SFAS No.155 will have on our consolidated financial condition and results of operations but do not expect a material impact.

In March 2006, the FASB issued SFAS No.156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statements No.140” (“SFAS No.156”), which requires all separately recognized servicing assets and liabilities be initially measured at fair value, if practical. SFAS No.156 permits, but does not require, an enterprise to elect to remeasure servicing assets and liabilities at fair value in subsequent periods. An enterprise is required to adopt SFAS No.156 as of the beginning of its first fiscal year that begins after September 15, 2006. We are currently evaluating the potential impact that the adoption of SFAS No.156 will have on our consolidated financial condition and results of operations but do not expect a material impact.

In July 2006, the FASB issued FIN No.48 “Accounting for Uncertainty in Income Taxes” (“FIN No.48”), which creates a single model to address uncertainty in all tax positions subject to SFAS No.109. FIN No.48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN No.48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN No.48 is effective for fiscal years beginning after December 15, 2006, and differences between the amounts recognized in the statements of financial position prior to the adoption of FIN No.48 and the amounts reported after adoption should be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. We are currently evaluating the potential impact that the adoption of FIN No.48 will have on our consolidated financial condition and results of operations.

Reconciliation with Japanese GAAP

Our consolidated financial statements are prepared in accordance with accounting principles and policies as summarized in note 1 to our consolidated financial statements contained elsewhere in this registration statement. These principles and policies differ in some respects from Japanese GAAP. Under Japanese banking regulations, we are required to report our annual financial results using financial statements prepared under Japanese GAAP. In addition, pursuant to the requirements of the Tokyo Stock Exchange, we prepare quarterly financial statements which are also under Japanese GAAP. To show the major reconciling items between our U.S. GAAP financial statements and our Japanese GAAP financial statements, we have provided below, with respect to our most recent fiscal year, a reconciliation of consolidated net income and shareholders’ equity under U.S. GAAP with those amounts under Japanese GAAP.

We have attached unaudited consolidated financial information prepared under Japanese GAAP for the first quarter of the fiscal year ending March 31, 2007 that we announced on July 31, 2006 as Annex A to this registration statement. Such information shows an increase in income before income taxes and minority interests primarily as a result of increases in net trading income reflecting mainly increases in income from securities trading, and net fee and commission income due mainly to income related to investment trusts and individual annuities, as well as a decrease in general and administrative expenses, primarily personnel expenses. These positive factors were offset in part by a decrease in net gains related to bonds included in net other operating income. We caution you, however, that because (i) these results are only for one fiscal quarter and may not be representative of financial results for the full fiscal year and (ii) the existence of differences between U.S. GAAP and Japanese GAAP reflected in the reconciliation below, the information in Annex A is of limited use in evaluating our U.S. GAAP results, and you should not place undue importance on them.

	As of or for the fiscal year ended March 31, 2006
	Shareholders’ equity	Net income
	(in billions of yen)
U.S. GAAP	¥4,345.7	¥1,085.7
Differences arising from different accounting for:
1. Derivative financial instruments and hedging activities	357.8	243.7
2. Investments	400.9	138.5
3. Loans	86.4	10.1
4. Allowances for loan losses and off-balance-sheet instruments	46.4	(61.1)
5. Premises and equipment	(39.7)	2.0
6. Real estate sales and leasebacks	115.2	(20.4)
7. Land revaluation	176.1	(23.8)
8. Business combinations	(40.9)	0.9
9. Non-interest-earning deposits made under government-led restructuring program	81.5	(10.2)
10. Pension liabilities	398.8	(64.0)
11. Consolidation of variable interest entities	10.8	2.1
12. Deferred taxes	(1,177.2)	(642.8)
13. Other	43.2	(10.8)

Japanese GAAP	¥4,805.0	¥649.9

The following is a summary of the significant adjustments made to consolidated shareholders’ equity and net income, as shown in the above table, to reconcile the U.S. GAAP results with Japanese GAAP. The paragraphs below refer to the corresponding items set forth in the table above.

1.    Derivative financial instruments and hedging activities

Under U.S. GAAP, for a derivative to qualify for hedge accounting, it must be highly effective at achieving offsetting changes in fair values or variable cash flows from the hedged items attributable to the particular risk being hedged. The hedging relationship must be designated and formally documented at inception. Such documentation must include the particular risk management objective and strategy for the hedge, the identification of the derivative used as the hedging instrument, the hedged item and the risk exposure being hedged and the method for assessing the hedge effectiveness. The criteria for designation and measurement of hedge effectiveness under U.S. GAAP are more rigorous than under Japanese GAAP. As a result, most of the eligible hedge derivatives under Japanese GAAP are accounted for as trading account assets or liabilities under U.S. GAAP with changes in fair value of the derivatives recognized in earnings.

Requirements for bifurcation of embedded derivatives differ between Japanese GAAP and U.S. GAAP. Embedded derivatives that are deemed to be clearly and closely related to their host contract are not bifurcated under U.S. GAAP, while Japanese GAAP allows an entity to bifurcate embedded derivatives if the entity manages the risk of the embedded derivatives and host contracts separately. Bifurcated derivatives are recorded on the balance sheet at fair value with changes in fair value recognized in earnings under both Japanese GAAP and U.S. GAAP.

2.    Investments

The cost basis of certain investments differs between Japanese GAAP and U.S. GAAP primarily due to the following reasons:

Certain sales and subsequent repurchases of available-for-sale securities under Japanese GAAP do not meet the sale accounting criteria under U.S. GAAP. These sales and subsequent repurchases resulted in realized gains or losses being recognized in earnings under Japanese GAAP. Under U.S. GAAP, these gains or losses are recognized as unrealized gains or losses within accumulated other comprehensive income, net of tax.

Under U.S. GAAP, declines in the fair value of available-for-sale securities below cost that are deemed to be “other-than-temporary” are recorded in earnings. Both quantitative and qualitative factors are considered to determine whether the impairment is “other-than-temporary,” including the duration and extent of the decline, near-term prospects of the issuer, as well as our ability and intent to hold the investments until an anticipated market price recovery or maturity. Under Japanese GAAP, significant declines in the fair value of securities below cost that are deemed to be “other-than-temporary” are recorded in earnings unless short term recovery is reasonably expected. A decline in fair value of a security of more than 50% of its cost is a strong indicator of “other than temporary decline,” which requires compelling evidence to prove otherwise. A decline in fair value of more than 30% but less than 50% of its cost is an indicator of “other than temporary decline” in which case the probability of recovery must be evaluated to determine whether an other than temporary decline has occurred. Generally, if the decline in fair value is less than 30%, it is not considered to be an other-than-temporary decline.

Changes in the fair value of investments in available-for-sale debt securities denominated in foreign currencies arising from movements in foreign currency exchange rates are recognized as gains or losses in earnings under Japanese GAAP. Under U.S. GAAP, these fair value movements are included in the total change in the fair value of the available-for-sale securities, which is recognized in other comprehensive income.

3.    Loans

Under U.S. GAAP, loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income over the contractual life of the relevant loan using the interest method, while under Japanese GAAP, fees and costs are recognized in earnings at the time the loan is originated.

In addition, certain loan participations and sales of loans to special purpose vehicles in connection with asset securitization transactions under Japanese GAAP do not meet sales criteria under U.S. GAAP due to different applicable criteria, and therefore the relevant loans are recognized on the balance sheet under U.S. GAAP.

4.    Allowances for loan losses and off-balance-sheet instruments

Under both Japanese GAAP and U.S. GAAP, the allowance for loan losses for specifically identified impaired loans is based on the present value of expected future cash flows discounted at the loan’s initial effective interest rate or as a practical expedient, the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. For certain impaired loans which are aggregated for the purpose of measuring impairment, pools of smaller balance homogeneous loans and other non-homogenous loans that have not been identified as impaired, the allowance for loan losses is a determined based on a formula allowance utilizing historical loss factors, as adjusted, considering recent trends.

The differences between Japanese GAAP and U.S. GAAP arise from the difference in application of the formula allowance and the scope of the loans that are subject to the individual and portfolio impairment analysis.

This reconciling item also includes the differences between U.S. GAAP and Japanese GAAP relating to the allowance for off-balance-sheet instruments. We generally use the same methodology to reserve for losses on these instruments as we do for loans.

5.    Premises and equipment

Under U.S. GAAP, the fair value of a non-monetary asset acquired in exchange for another non-monetary asset is generally deemed to be the new cost of the asset acquired in the exchange, and a gain or loss is recognized on the exchange. Under Japanese GAAP, the cost of the asset surrendered is assigned to the newly acquired asset in certain types of exchange transactions, resulting in no gains or losses. In addition, the difference in carrying value of assets acquired in a non-monetary exchange results in a difference in the depreciation schedule between U.S. GAAP and Japanese GAAP.

6.    Real estate sales and leasebacks

Our principal banking subsidiaries entered into sale and leaseback transactions in prior years with respect to land and buildings used as their headquarters. Each sale of such real estate is accounted for as a sale under Japanese GAAP with profits on the sale recorded in earnings. Under U.S. GAAP, the profits are deferred and amortized within the respective lease periods as the subsidiaries continue to occupy the buildings under operating leases.

7.    Land revaluation

Under Japanese GAAP, we revalued our holdings of land during the fiscal year ended March 31, 1998 pursuant to the Law Concerning Revaluation of Land (Law No. 34 of 1998). The revaluation gains are recorded directly in equity, and the related deferred tax liabilities are also recognized. Under U.S. GAAP, there is no applicable provision that allows for the revaluation of land other than for impairments, and accordingly the revaluation gains are reversed.

8.    Business combinations

U.S. GAAP and Japanese GAAP differ with regard to accounting for business combinations, primarily in accounting for goodwill. Under U.S. GAAP, goodwill is not amortized and an impairment loss is recorded to the extent the carrying amount of the goodwill exceeds its estimated fair value at the measurement date. Under Japanese GAAP, goodwill is amortized over an appropriate period not to exceed 20 years and an impairment loss is recorded only if the effects of the goodwill are no longer expected.

9.    Non-interest-earning deposits made under government-led restructuring program

In connection with the government-led restructuring program for seven failed housing loan companies, we made non-interest bearing deposits of ¥359,017 million in the fiscal year ended March 31, 1997. Under Japanese GAAP, these deposits are recorded at cost. Under U.S. GAAP, these deposits are discounted to their present value at the time of deposit, and the discount is subsequently accreted to income over the expected period to maturity.

10.    Pension liabilities

Mizuho Financial Group and several of its major subsidiaries obtained an approval from the Minister of Health, Labor and Welfare in September 2003 that released them from making future contributions to the substitutional portion of the Employees’ Pension Funds as defined under the Japanese Welfare Pension Insurance Law. Upon the transfer of plan assets to the government by us related to past employee services, the government is expected to assume responsibility of benefit obligations for the entire substitutional portion of the Employees’ Pension Funds. Under Japanese GAAP, we recognized the extinguishment of the entire substitutional portion of the benefit obligation and related plan assets in September 2003, which resulted in a gain. Under U.S. GAAP, the separation process is accounted for as a single settlement transaction upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets at which time the gain is recognized.

Furthermore, under Japanese GAAP, we adopted as of April 1, 2000, pension accounting that is based on the actuarial present value of accrued benefit obligations. The cumulative effect of the accounting change has been amortized and actuarial gains and losses are deferred and amortized. Under U.S. GAAP, we recalculated the benefit obligation at April 1, 2004 and accounted for the obligation as if we had adopted the accounting method in accordance with SFAS No.87, “Employers’ Accounting for Pensions,” beginning in the fiscal year ended March 31, 1990, as permitted for a foreign private issuer. The cumulative effect of the accounting change, as well as actuarial gains and losses since the adoption, had been fully amortized by April 1, 2004. See note 21 to our consolidated financial statements contained elsewhere in this registration statement for further discussion.

11.    Consolidation of variable interest entities

Under U.S. GAAP, variable interest entities are to be consolidated if we are deemed to be the primary beneficiary of the variable interest entity. Under Japanese GAAP, consolidation is not based on variable interests. We consolidate certain variable interest entities, such as entities related to asset backed commercial paper/loan programs, asset-backed securitizations, investments in securitization products and investment funds. See note 25 to our consolidated financial statements contained elsewhere in this registration statement for further discussion.

12.    Deferred taxes

Under U.S. GAAP, all available evidence, both positive and negative, must be considered to determine whether, based on the weight of that evidence, deferred tax assets are realizable or whether a valuation allowance is needed. In determining the realization of the tax benefits, possible sources of taxable income including prudent and feasible tax planning strategies are considered. Under Japanese GAAP, the assessment as to whether deferred tax assets are realizable is primarily based on estimates of future taxable income.

Additionally, differences in the carrying amount of assets and liabilities between U.S. GAAP and Japanese GAAP create temporary differences that result in differences in deferred tax assets and liabilities.

13.    Other

This adjustment reflects the effects of miscellaneous items that are not individually material.

5.A. Safe Harbor

See “Forward-Looking Statements.”

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

Directors and Corporate Auditors

The following table provides information regarding our directors and corporate auditors as of June 30, 2006:

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
Terunobu Maeda (Jan. 2, 1945)	President & CEO (Representative Director (since Jan. 2003))	Apr. 1968 June 1995	Joined The Fuji Bank, Limited Director/General Manager of Credit Planning Division	June 2007

		Apr. 1996	Director/General Manager of Corporate Planning Division

		May 1997	Managing Director

		Jan. 1998	Managing Director/Head of Public and Financial Institutions Group

		May 1999	Managing Director/Chief Financial Officer

		May 2001	Deputy President/Chief Financial Officer (until Mar. 2002)

		Jan. 2002	Director of Mizuho Holdings, Inc. (present Mizuho Financial Strategy Co., Ltd.)

		Apr. 2002	President & CEO (current)

		Jan. 2003	President & CEO of Mizuho Financial Group, Inc. (current)

Shunichi Asada (Mar. 22, 1949)	Deputy President (Representative Director (since June 2005))	Apr. 1972 June 2000	Joined The Dai-Ichi Kangyo Bank, Limited Executive Officer/Head of Market and Trading Planning Office	June 2007

	Head of Internal Audit Group Chief Auditor	Aug. 2000	Executive Officer
		Sep. 2000	Executive Officer (transferred to Mizuho Holdings, Inc.)

		Apr. 2002	Managing Executive Officer of Mizuho Corporate Bank, Ltd.

		Apr. 2004	Managing Director of Mizuho Bank, Ltd.

		Apr. 2005	Deputy President/Head of Internal Audit Group of Mizuho Financial Group, Inc.

		June 2005	Director and Deputy President/Head of Internal Audit Group (current)

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
Satoru Nishibori (Mar. 2, 1953)	Managing Director (since June 2004)	Apr. 1975 Aug. 2000	Joined The Fuji Bank, Limited General Manager of Planning Division	June 2008

	Head of Financial Control and Accounting Group Chief Financial Officer	Apr. 2002	Executive Officer/General Manager of Financial Planning Division of Mizuho Corporate Bank, Ltd.

		Dec. 2002	Executive Officer/Senior Corporate Officer of Financial Control and Accounting Group

		Apr. 2004	Managing Executive Officer/Head of Financial Control and Accounting Group of Mizuho Financial Group, Inc.

		June 2004	Managing Director/Head of Financial Control and Accounting Group (current)

Tetsuji Kosaki (Jan. 27, 1952)	Managing Director (since June 2004)	Apr. 1976	Joined The Industrial Bank of Japan, Limited	June 2008

	Head of Strategic Planning Group and Head of IT, Systems & Operations Group Chief Strategy Officer and Chief Information Officer	Sep. 2000 Apr. 2002	General Manager of Consolidation Planning & Promotion of Mizuho Holdings, Inc. General Manager of Corporate Planning Division of Mizuho Corporate Bank, Ltd.

		Dec. 2002	Senior Corporate Officer of Strategic Planning Group (until Mar. 2003)

		Dec. 2002	General Manager of Business Reorganization Promotion Committee of Mizuho Holdings, Inc.

		Mar. 2003	General Manager of Business Reorganization Promotion Committee of Mizuho Financial Group, Inc. (until Oct. 2003)

		Mar. 2003	Executive Officer/Senior Corporate Officer of Strategic Planning Group of Mizuho Corporate Bank, Ltd.

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor

		Apr. 2004	Managing Executive Officer (until June 2004)

		Apr. 2004	Managing Executive Officer/Head of Strategic Planning Group and Head of Audit and Compliance Group of Mizuho Financial Group, Inc.

		June 2004	Managing Director/Head of Strategic Planning Group and Head of Audit and Compliance Group

		Oct. 2004	Managing Director/Head of Strategic Planning Group

		June 2005	Managing Director/Head of Strategic Planning Group and Head of IT, Systems & Operations Group (current)

Hiroshi Saito (Mar. 29, 1944)	Director (since Jan. 2003)	Apr. 1966	Joined The Industrial Bank of Japan, Limited	June 2007

	President & CEO of Mizuho Corporate Bank, Ltd.	June 1994	Director/General Manager of Corporate Banking Department No. 6
		May 1995	Director/General Manager of Tokyo Branch
		Feb. 1997	Managing Director
		June 1999	Managing Director/Head of Corporate Banking Unit
		June 2000	Managing Director
		Sep. 2000	Managing Executive Officer/Head of Corporate and Financial Institutions Banking Business Unit of Mizuho Holdings, Inc. (present Mizuho Financial Strategy Co., Ltd.)
		Jan. 2002	Director and Managing Executive Officer/Head of Corporate and Financial Institutions Banking Business Unit
		Apr. 2002	Director (current)
		Apr. 2002	President & CEO of Mizuho Corporate Bank, Ltd. (current)
		Jan. 2003	Director of Mizuho Financial Group, Inc. (current)

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
Seiji Sugiyama (Apr. 17, 1947)	Director (since June 2003)	July 1971	Joined The Nippon Kangyo Bank, Limited	June 2007

	President & CEO of Mizuho Bank, Ltd.	June 1999	Director/General Manager of Human Resources Office of The Dai-Ichi Kangyo Bank, Limited

		May 2000	Managing Director/General Manager of Corporate Banking Business Division I and Head of Customer & Consumer Banking Company

		June 2000	Managing Executive Officer/General Manager of Corporate Banking Business Division I and Head of Customer & Consumer Banking Company

		July 2000	Managing Executive Officer/Head of Customer & Consumer Banking Company

		June 2001	Managing Executive Officer/Head of Trust and Asset Management Business Unit of Mizuho Holdings, Inc.

		Apr. 2002	Managing Executive Officer/Chief Compliance Officer of Mizuho Corporate Bank, Ltd.

		June 2002	Managing Executive Officer/Chief Strategy Officer

		Mar. 2003	Deputy President/Head of IT, Systems & Operations Group of Mizuho Financial Group, Inc.

		June 2003	Director and Deputy President/Head of IT, Systems & Operations Group

		Mar. 2004	Director (current)

		Mar. 2004	President & CEO of Mizuho Bank, Ltd. (current)

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor

		Mar. 2004	Director of Mizuho Holdings, Inc. (present Mizuho Financial Strategy Co., Ltd.) (current)

Yoshiharu Fukuhara(1)	Director (since Jan. 2003)	Apr. 1953	Joined Shiseido Company, Limited	June 2007
(Mar. 14, 1931)		Feb. 1978	Director/General Manager of International Operations Department

	Honorary Chairman of Shiseido Company, Limited	Feb. 1983	Representative Director and Executive Director

		Feb. 1985	Representative Director and Senior Executive Director

		Feb. 1987	Representative Director and Vice President

		July 1987	Representative Director and President and Chief Executive Officer

		June 1997	Representative Director and Chairman of the Board

		June 2001	Honorary Chairman (current)

		June 2002	Director of Mizuho Holdings, Inc. (until Mar. 2003)

		Jan. 2003	Director of Mizuho Financial Group, Inc. (current)

Mitsuo Ohashi(1)	Director (since June 2005)	Mar. 1959	Joined Mitsui Bank, Ltd.	June 2007
(Jan. 18, 1936)		Dec. 1961	Joined Showa Denko K.K.

	Representative Director and Chairman of the Board of Directors of Showa Denko K.K.	May 1988 Mar. 1989	General Manager of Corporate Planning Division Director/General Manager of Corporate Planning Division

		Mar. 1993	Managing Director

		Mar. 1995	Senior Managing Director

		Mar. 1997	President and Chief Executive Officer

		Jan. 2005	Representative Director and Chairman of the Board of Directors (current)

		June 2005	Director of Mizuho Financial Group, Inc. (current)

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
Glen S. Fukushima(1) (Sep. 9, 1949)	Director (since Jan. 2003)	Apr. 1985	Joined the Office of the United States Trade Representative, Executive Office of the President	June 2007

	Chief Executive Officer of Airbus Japan K.K.	June 1988	Deputy Assistant United States Trade Representative for Japan and China

		Apr. 1990	Joined AT&T Corp.

		Jan. 1996	Vice President of AT&T Japan, Ltd. (until May 1998)

		Jan. 1998	President of the American Chamber of Commerce in Japan (until Dec. 1999)

		May 1998	President and Representative Director of Arthur D. Little (Japan), Inc.

		Jan. 2000	Governor of the American Chamber of Commerce in Japan (current)

		Oct. 2000	President of Cadence Design Systems, Japan (until June 2003)

		June 2001	Director of Mizuho Holdings, Inc. (until Mar. 2003)

		Jan. 2003	Director of Mizuho Financial Group, Inc. (current)

		July 2003	Chairman of Cadence Design Systems, Japan

		Aug. 2004	Executive Officer/Co-President of NCR Japan Ltd.

		Sep. 2004	Co-President and Representative Director

		Feb. 2005	President and Chief Executive Officer of Airbus Japan K.K. (current)

Yoshiaki Sugita (Dec. 6, 1946)	Corporate Auditor (since June 2005)	Apr. 1970	Joined The Fuji Bank, Limited	June 2009
		June 1998	Director/General Manager of Systems Planning Division and General Manager of Technology Strategic Planning

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor

		Nov. 1998	Director/General Manager of Systems Planning Division

		Apr. 2000	Director/General Manager of IT Planning Division

		June 2000	Executive Officer/General Manager of IT Planning Division

		Dec. 2000	Executive Officer/General Manager of IT & Systems Division

		Apr. 2002	Advisor of Mizuho Financial Group

		June 2002	Executive Officer/Assistant to Head of IT, Systems & Operations Group of Mizuho Holdings, Inc.

		Mar. 2003	Executive Officer/Assistant to Head of IT, Systems & Operations Group of Mizuho Financial Group, Inc.

		Apr. 2005	Managing Executive Officer/Head of IT, Systems & Operations Group

		June 2005	Corporate Auditor of Mizuho Corporate Bank, Ltd. (until Mar. 2006)

		June 2005	Corporate Auditor of Mizuho Financial Group, Inc. (current)

		June 2005	Corporate Auditor of Mizuho Holdings, Inc. (until Mar. 2006)

Junichi Iwabuchi (May 14, 1952)	Corporate Auditor (since June 2005)	Apr. 1976	Joined The Industrial Bank of Japan, Limited	June 2009

		Sep. 2000	General Manager of Subsidiaries and Affiliates Management of Mizuho Holdings, Inc.

		Oct. 2002	General Manager of Administration Division of Mizuho Corporate Bank, Ltd.

		Apr. 2005	General Manager (until June 2005)

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
		Apr. 2005	Corporate Auditor of Mizuho Bank, Ltd. (until Mar. 2006)

		June 2005	Corporate Auditor of Mizuho Financial Group, Inc. (current)

Yukio Nozaki(2) (Aug. 19, 1931)	Corporate Auditor (since Jan. 2003)	Apr. 1956	Assistant Judge of the Tokyo District Court	June 2007

		Mar. 1992	President of the Sendai High Court

	Corporate Auditor of Mizuho Corporate Bank, Ltd.	Mar. 1993	President of the Nagoya High Court

	Corporate Auditor of Mizuho Bank, Ltd.	Aug. 1996	Resign from judge

		Oct. 1996	Registered as attorney at law (Daiichi Tokyo Bar Association)

		June 1997	Corporate Auditor of The Dai-Ichi Kangyo Bank, Limited (until Mar. 2002)

		Sep. 2000	Corporate Auditor of Mizuho Holdings, Inc. (until Mar. 2003)

		Apr. 2002	Corporate Auditor of Mizuho Corporate Bank, Ltd. (current)

		Jan. 2003	Corporate Auditor of Mizuho Financial Group, Inc. (current)

		Mar. 2006	Corporate Auditor of Mizuho Bank, Ltd. (current)

Masahiro Seki(2) (Sep. 11, 1934)	Corporate Auditor (since June 2006)	Apr. 1959	Joined Deloitte Haskins & Sells, Tokyo Office	June 2010

		June 1987	General Representative

		Feb. 1990	Senior Managing Director of International Affairs of Deloitte Touche Tohmatsu

		June 1997	Senior Researcher of the Japanese Institute of Certified Public Accountants

		Oct. 2000	Visiting Professor of Graduate School of International University of Japan

		Apr. 2001	Professor of Graduate School (until Mar. 2004)

Name (date of birth)	Current positions and principal outside positions	Business experience		Expiration of current term as director or corporate auditor
		June 2002	President of the non-profit organization, Japanese Institute of International Accounting Education (until June 2006)
		Apr. 2004	Established Seki Certified Public Accountants
		June 2006	Corporate Auditor of Mizuho Financial Group, Inc. (current)

Masahiko Kadotani(2) (Feb. 14, 1936)	Corporate Auditor (since June 2004)	Apr. 1958 June 1988	Joined Ministry of Finance Director-General of the Securities Bureau	June 2008

	Corporate Auditor of Mizuho Securities Co., Ltd.	June 1990	Commissioner of the National Tax Agency

		June 1991	Vice Chairman of The General Insurance Association of Japan

		July 1994	Vice President of Japan Finance Corporation for Small and Medium Enterprise

		Dec. 1994	President

		Jan. 1999	Retired from President

		Feb. 1999	Advisor of Japan Small Business Research Institute

		Aug. 1999	Advisor of The Japan Research Institute, Ltd.

		Jan. 2000	Advisor of The Industrial Bank of Japan, Limited

		Apr. 2002	Advisor of Mizuho Corporate Bank, Ltd.

		June 2004	Corporate Auditor of Mizuho Securities Co., Ltd. (current)

		June 2004	Corporate Auditor of Mizuho Financial Group, Inc. (current)

Notes:

(1)	Messrs Fukuhara, Ohashi and Fukushima satisfy the requirements for an “outside director” under the Japanese Company Law.
(2)	Messrs Nozaki, Seki and Kadotani satisfy the requirements for an “outside corporate auditor” under the Japanese Company Law.

Executive Officers

The following table provides information about our executive officers as of June 30, 2006, other than information regarding those that are also directors and listed above:

Name (date of birth)	Current positions and principal outside positions	Business experience
Masayuki Saito (Dec. 2, 1953)	Managing Executive Officer (since Apr. 2005)	Apr. 1976	Joined The Dai-Ichi Kangyo Bank, Limited

	Head of Risk Management Group Head of Human Resources Group	Sep. 2000	General Manager (transferred to Mizuho Holdings, Inc.)

	Head of Compliance Group	Apr. 2002	General Manager of Corporate Planning Division of Mizuho Bank, Ltd.

	Chief Risk Officer Chief Human Resources Officer Chief Compliance Officer	Mar. 2003 Apr. 2005

Executive Officer/General Manager of Corporate Planning Division

Managing Executive Officer/Head of Risk Management Group, Head of Human Resources Group and Head of Compliance Group of Mizuho Financial Group, Inc. (current)

Hiroshi Kiyama (Feb. 3, 1954)	Executive Officer (since Apr. 2005) General Manager of Corporate Planning	Apr. 1976 Sep. 2000	Joined The Fuji Bank, Limited General Manager of Administration of Mizuho Holdings, Inc.

		Mar. 2003	General Manager of Administration of Mizuho Financial Group, Inc.

		Aug. 2003	General Manager of Corporate Planning

		Apr. 2005	Executive Officer/General Manager of Corporate Planning (current)

Yoshiaki Ohashi (Mar. 26, 1954)	Executive Officer (since Apr. 2005)	Apr. 1977	Joined The Industrial Bank of Japan, Limited

	General Manager of Corporate Communications	June 1999	Joint General Manager of Americas Division and Senior Deputy General Manager of New York Branch

		Mar. 2002	General Manager of Corporate Finance Division (Americas) No.2 and Senior Deputy General Manager of Americas Division

		Apr. 2002	General Manager of Americas Corporate Banking Division (Japanese Corporates) No.3 of Mizuho Corporate Bank, Ltd.

		Sep. 2002	Senior Manager

Name (date of birth)	Current positions and principal outside positions	Business experience

		Oct. 2002	General Manager of Public Relations of Mizuho Holdings, Inc.

		Mar. 2003	General Manager of Public Relations of Mizuho Financial Group, Inc.

		Apr. 2005	Executive Officer/General Manager of Public Relations

		May 2005	Executive Officer/General Manager of Corporate Communications (current)

Tetsuro Sugiura (July 30, 1954)	Executive Officer (since Apr. 2005) Managing Executive Officer of Mizuho Research Institute, Ltd.	Apr. 1977 June 1996	Joined The Fuji Bank, Limited Seconded to Fuji Research Institute, Corp. as General Manager/Chief Economist of Economic Research

		Jan. 2001	Seconded to Fuji Research Institute, Corp. as Executive Fellow/Chief Economist of Research Division

		Apr. 2002	Seconded from Mizuho Bank, Ltd. to Fuji Research Institute, Corp. as Executive Fellow/Chief Economist of Research Division

		Oct. 2002	Seconded to Mizuho Research Institute, Ltd. as Chief Economist of Research Division

		Apr. 2003	Seconded from Mizuho Financial Group, Inc. to Mizuho Research Institute, Ltd. as Chief Economist of Research Division

		Apr. 2005	Executive Officer of Mizuho Financial Group, Inc./Managing Executive Officer and Chief Economist of Mizuho Research Institute, Ltd. (current)

Tsuneo Morita (Apr. 29, 1954)	Executive Officer (since Mar. 2006) General Manager of Administration	Apr. 1978 Oct. 1999	Joined The Fuji Bank, Limited Deputy General Manager (transferred to The Chiba Kogyo Bank, Ltd.)

		Jan. 2002	General Manager of Kichijoji Branch
		Apr. 2002	General Manager of Kichijoji Branch of Mizuho Bank, Ltd.

		Apr. 2003	Senior Manager of Administration of Mizuho Financial Group, Inc.

		July 2003	General Manager for Administration

Name (date of birth)	Current positions and principal outside positions	Business experience

		Aug. 2003	General Manager of Administration

		Mar. 2006	Executive Officer/General Manager of Administration (current)

Shuzo Haimoto (June 27, 1954)	Executive Officer (since Mar. 2006)	Apr. 1978	Joined The Industrial Bank of Japan, Limited

	General Manager of Human Resources	May 2001	General Manager of Strategic Finance Department

		Apr. 2002	Joint General Manager of Subsidiaries and Affiliates Management Division of Mizuho Bank, Ltd.

		Apr. 2003	General Manager of Human Resources of Mizuho Financial Group, Inc.

		Mar. 2006	Executive Officer/General Manager of Human Resources (current)

An Executive Officer may serve any number of consecutive terms. The term of office of the Executive Officers currently in office will expire at the close of the first meeting of our board of directors after the ordinary general meeting of shareholders.

No family relationship exists among any of our directors, executive officers or corporate auditors.

6.B. Compensation

In accordance with the Company Law, compensation for our directors and corporate auditors, including bonuses, retirement allowances and incentive stock options, must be approved at our general meeting of shareholders, unless otherwise specified in our articles of incorporation in the future. The shareholders’ approval may specify the upper limit in the aggregate amount of compensation or calculation methods, but if compensation includes benefits in kind, the shareholders’ approval must include the description of such benefits. Compensation for a director or corporate auditor is fixed by our board of directors or by consultation among our corporate auditors in accordance with our internal regulations and practice and, in the case of retirement allowances, generally reflects the position of the director or corporate auditor at the time of retirement, the length of his service as a director or corporate auditor and his contribution to our performance.

The aggregate compensation, including bonuses but excluding retirement allowances, paid by Mizuho Financial Group and subsidiaries to our directors and to our corporate auditors during the fiscal year ended March 31, 2006 was ¥239 million and ¥68 million, respectively.

The amount of reserves set aside by Mizuho Financial Group and subsidiaries for the payment of retirement allowances for directors and corporate auditors for the fiscal year ended March 31, 2006 was ¥152 million and ¥48 million, respectively.

We have not implemented any incentive stock option plan.

6.C. Board Practices

Pursuant to our articles of incorporation, we maintain a corporate governance system consisting of general meetings of shareholders, individual directors, board of directors, individual corporate auditors, board of corporate auditors and an accounting auditor as its primary components.

Our board of directors has the ultimate responsibility for the administration of our affairs. Our articles of incorporation provide for a board of directors consisting of not more than 15 members, in order to facilitate efficient and responsive decision making, and provide for not more than six corporate auditors. All directors and corporate auditors are appointed by our shareholders at general meetings. The normal term of office is two years for directors and four years for corporate auditors after their respective appointment, but directors and corporate auditors may serve any number of consecutive terms. Our board of directors designates, from among its members, representative directors and appoints a president. Our board of directors may also appoint a chairman, a deputy chairman, deputy presidents, senior managing directors and managing directors. Each representative director has the authority to represent us in the conduct of our affairs.

While one of our corporate auditors is a certified public accountant, our corporate auditors are not required to be certified public accountants. The corporate auditors may not at the same time be directors, accounting participants, executive officers or any other employees of us or any of our subsidiaries, and at least one-half of them must be persons who have not been directors, accounting participants, executive officers or any other employees of us or any of our subsidiaries at any time prior to their appointment as corporate auditors. Each corporate auditor has a statutory duty to audit the directors’ performance of their duties and to audit the accounting records and the business reports submitted by the directors to general meetings of shareholders. Corporate auditors shall attend each meeting of the board of directors and, when necessary, state their opinion at the meeting, but are not entitled to vote.

The board of corporate auditors is composed of all corporate auditors. The board of corporate auditors has a statutory duty to prepare and submit an audit report to the directors each year. If any corporate auditor has a different opinion, such opinion shall also be described in the audit report. The board of corporate auditors shall determine policies regarding audits, the method of investigation by the corporate auditors into the status of corporate affairs and financial position and other matters relating to the performance of the corporate auditors’ duties, provided, however, that a resolution of the board of corporate auditors may not prevent any corporate auditor from exercising his or her own power.

None of our directors or corporate auditors have service contracts with us providing for benefits upon termination of service.

We amended our articles of incorporation to include, in accordance with the Company Law, provisions that allow us to enter into an agreement with outside directors and outside corporate auditors that limits their liabilities incurred in connection with their service. The limitation of the liabilities under such agreement must be the higher of either (i) a pre-determined amount not less than ¥20 million or (ii) the amount prescribed in laws and regulations, which is currently equivalent to two times of the annual compensation to such outside director or outside corporate auditor. Pursuant to the provisions, we have entered into such agreements with three outside directors and three outside corporate auditors.

To ensure transparency and objectivity in personnel matters relating to directors, we have established a nominating committee and a compensation committee. Each committee is comprised of six directors, of whom three are outside directors.

For additional information on our directors and corporate auditors and our board practices, see “Item 6.A. Directors and Senior Management—Directors and Corporate Auditors” and “Item 10.B. Additional Information—Memorandum and Articles of Association” in this registration statement.

The rights of holders of American Depositary Receipts, or ADRs, which evidence ADSs, including such ADR holders’ rights relating to corporate governance practices, are governed by the deposit agreement, which is included as Exhibit 2.3 to this registration statement and described in “Item 12. Description of Securities Other than Equity Securities—American Depositary Shares” in this registration statement.

Corporate Governance Practices

Companies listed on the New York Stock Exchange, or NYSE, must comply with certain standards regarding corporate governance under Section 303A of the NYSE Listed Company Manual. However, NYSE-listed companies that are foreign private issuers meeting certain criteria, such as us, are permitted to follow home country practices in lieu of certain provisions of Section 303A. We intend to rely on the exemption for home country practices upon listing of our ADSs on the New York Stock Exchange.

The following table shows the significant differences between the corporate governance practices followed by NYSE-listed U.S. companies under Section 303A of the NYSE Listed Company Manual and those followed by us. The information set forth below is current as of June 30, 2006.

Corporate governance practices followed by NYSE-listed U.S. companies	Corporate governance practices followed by us
A NYSE-listed U.S. company must have a majority of directors meeting the independence requirements under Section 303A of the NYSE Listed Company Manual.

Under the Company Law, which became effective on May 1, 2006, a “large company” which is a public company must have a corporate governance system based on either a board of corporate auditors or committees. Under the Company Law, a “large company” means a company with stated capital of ¥500 million or more or with a total amount of ¥20 billion or more stated in the liability section of their latest balance sheets in Japan, and a “public company” means a company for which any class of its shares can be transferred under its articles of incorporation without approval of the board of directors. The vast majority of large Japanese companies, including us, employ the corporate auditor system.

While the Company Law requires companies with a board of directors to have a minimum of three directors, it does not require companies that employ the corporate auditor system, such as us, to have outside directors. The Company Law defines “outside director” as a non-managing director (i) who was not a managing director, executive officer, manager or any other employee of the company or any of its subsidiaries at any time in the past and (ii) who is not currently a managing director, executive officer, manager or any other employee of the company or any of its subsidiaries. Currently, we have nine directors, three of whom satisfy the requirements for an “outside director” under the Company Law. The normal term of office for each director is two years.

Corporate governance practices followed by NYSE-listed U.S. companies	Corporate governance practices followed by us
The non-management directors of a NYSE-listed U.S. company must meet at regularly scheduled executive sessions without management.	Japanese law does not require us to hold regular meetings without management. As a company that employs the corporate auditor system, each of our corporate auditors and our board of directors monitors management, and such monitoring by our corporate auditors and board of directors functions as our management-oversight system.
A NYSE-listed U.S. company must have an audit committee with responsibilities described under Section 303A of the NYSE Listed Company Manual, including those imposed by Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended. The audit committee must be composed entirely of independent directors and have at least three members.

Our board of corporate auditors is a legally separate and independent body from our board of directors. The basic function of the board of corporate auditors is similar to that of independent directors, including those who are members of the audit committee, of a NYSE-listed U.S. company: to monitor the performance of the directors and review and express opinions on the method of auditing by our independent public accounting firm and on such accounting firm’s audit reports for the protection of the company’s shareholders.

Under the Company Law, the board of corporate auditors may determine the auditing policies, method of investigating the conditions of the business and the assets of a company, and may resolve other matters concerning the execution of the corporate auditor’s duties, prepare a report of the board of corporate auditors and give consent to proposals of the nomination of corporate auditors and accounting auditors.

Under the Company Law, companies which employ a board of corporate auditors, including us, are required to have at least one half of their corporate auditors be outside corporate auditors who must meet independence requirements under the Company Law. The Company Law defines “outside corporate auditor” as a corporate auditor who was not a director, accounting participant, executive officer, manager or any other employee of the company or any of its subsidiaries at any time in the past. Currently, we have five corporate auditors, three of whom satisfy the requirements for an “outside corporate auditor” under the Company Law. The normal term of office for each of our corporate auditors is four years. Under the Company Law, none of the corporate auditors may at the same time be directors, managers or employees of the company or any of its subsidiaries, or accounting participants or executive officers of such subsidiaries.

Corporate governance practices followed by NYSE-listed U.S. companies	Corporate governance practices followed by us

While the Company Law does not require corporate auditors to have expertise in accounting or other special knowledge and experience, one of our corporate auditors is a certified public accountant.

The Company Law provides that a large company must appoint an accounting auditor at a shareholders’ meeting. However, the Company Law also provides that, in order to submit a proposal concerning an appointment of an accounting auditor to a shareholders’ meeting, the board of directors must obtain the consent of the board of corporate auditors and that the board of corporate auditors may, by resolution, demand that the board of directors include the appointment of an accounting auditor in the agenda of a shareholders’ meeting or demand that the directors submit a proposal concerning the appointment of a certain accounting auditor that is recommended by the board of corporate auditors. The Company Law provides that the board of corporate auditors may, by unanimous resolution, dismiss an accounting auditor for causes enumerated in the Company Law such as breach of his or her duties. The Company Law also provides that in order to submit a proposal concerning a dismissal of an accounting auditor to a shareholders’ meeting, the directors must obtain the consent of the board of corporate auditors and that the board of corporate auditors may, by resolution, demand that the directors include the dismissal of a certain accounting auditor in the agenda of a shareholders’ meeting. The board of corporate auditors may audit in its own right if it believes that the manner or result of an audit by the accounting auditors is not reasonable. To this end, a corporate auditor may, if necessary for the performance of his or her duties, request the accounting auditors to provide a report on their duties. Further, it is also provided that the accounting auditors must submit an audit report directly to the board of corporate auditors and the corporate auditors may demand the accounting auditors to provide an explanation with respect to their audit report. As such, in accordance with the Company Law, our board of corporate auditors is responsible, to the extent permitted by law, for the appointment, retention and supervision of the work of a registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for us.

Corporate governance practices followed by NYSE-listed U.S. companies	Corporate governance practices followed by us

Under Japanese law, neither the corporate auditors nor the board of corporate auditors has the statutory power to establish procedures for the receipt, retention, and treatment of complaints and the confidential, anonymous submission of concerns by employees. Thus, our board of directors has established such procedures. Under our regulations of the board of corporate auditors, our board of corporate auditors is required to confirm that such procedures are appropriately established. Such procedures include the receipt and treatment of complaints and the confidential, anonymous submission of concerns by employees regarding the status of our internal control system on accounting and financial reporting and audits by an outside accounting auditor and our internal audit division. Corporate auditors are also able to investigate the status of our internal control system, including such procedures, at any time and state his or her opinion at a meeting of the board of directors if he or she considers it necessary.

Each of our corporate auditors has the authority under the Company Law to engage independent counsel and other advisers if such engagement is necessary to carry out his or her duties. Each corporate auditor may require us to pay any and all expenses necessary for carrying out his or her duties, including compensation of any advisers employed by him or her and ordinary administrative expenses. Similarly, each of our corporate auditors and our board of corporate auditors has the authority under our regulations of the board of corporate auditors to engage independent advisors, including accountants and legal counsel, as necessary.

We rely on an exemption from the audit committee requirements imposed by Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended, pursuant to an exemption under that rule, which is available to foreign private issuers with boards of auditors (or similar body) meeting specified criteria. We expect to make disclosure regarding such reliance in Item 16D to our annual reports on Form 20-F for the fiscal year ending March 31, 2007 and thereafter.

A NYSE-listed U.S. company must have a nominating/corporate governance committee with responsibilities described under Section 303A of the NYSE Listed	Our directors and corporate auditors must be appointed at a general meeting of shareholders in accordance with the Company Law. A proposal to a

Corporate governance practices followed by NYSE-listed U.S. companies	Corporate governance practices followed by us
Company Manual. The nominating/ corporate governance committee must be composed entirely of independent directors.

general meeting of shareholders by the board of directors to appoint a corporate auditor must be approved by a resolution of the board of corporate auditors. The board of corporate auditors is empowered to adopt a resolution requesting that the board of directors submit a proposal for appointment of a corporate auditor to the general meeting of shareholders. Corporate auditors have the right to state their opinion concerning appointment, dismissal and resignation of a corporate auditor at the general meeting of shareholders.

Although we, as a company with corporate auditors, are not required to establish a nominating committee under the Company Law, we have voluntarily established a nominating committee consisting of six directors, three of whom are outside directors.

A NYSE-listed U.S. company must have a compensation committee with responsibilities described under Section 303A of the NYSE Listed Company Manual. The compensation committee must be composed entirely of independent directors.

Japanese law does not require us, a company with corporate auditors, to establish a compensation committee. We have, however, voluntarily established a compensation committee consisting of six directors, three of whom are outside directors.

The Company Law requires that the total amount of remuneration to be paid to all directors and the total amount of remuneration to be paid to all corporate auditors be determined by a resolution of a general meeting of shareholders, unless their remuneration is provided for in the articles of incorporation. Based on the above resolution, the distribution of remuneration among directors is broadly delegated to our board of directors and the distribution of remuneration among corporate auditors is determined by consultation among our corporate auditors.

A NYSE-listed U.S. company must adopt a code of business conduct and ethics and must post the code on its website.	Under Japanese law, including the Company Law and the Securities and Exchange Law of Japan, and the rules of stock exchanges in Japan on which we are listed, we are not required to adopt a code of business conduct and ethics for directors, officers and employees. We maintain “Mizuho Code of Conduct” as our standard for corporate conduct, covering all of our directors, officers and employees.

A NYSE-listed U.S. company must adopt corporate governance guidelines and must post the guidelines on its website.	Under the Company Law, a large company with a board of directors, including us, is required to establish an internal control system and disclose the existence and present conditions of such internal

Corporate governance practices followed by NYSE-listed U.S. companies	Corporate governance practices followed by us
control system in its annual securities report and certain other disclosure documents in accordance with the Securities and Exchange Law of Japan and regulations thereunder, and applicable Japanese stock exchange rules in respect of timely disclosure. English translations of disclosure documents under stock exchange rules are posted on our website.

A NYSE-listed U.S. company must generally obtain shareholder approval with respect to any equity compensation plan.	Under the Company Law, if we desire to adopt an equity compensation plan under which stock acquisition rights are granted with specially favorable conditions, except where such rights are granted to all of our shareholders on a pro rata basis, then such a plan must be approved by a special resolution adopted at a general meeting of shareholders, where the quorum is, under our articles of incorporation, one-third of the total number of voting rights of the shareholders entitled to vote and the approval of at least two-thirds of the voting rights of shareholders present at the meeting is required.

A NYSE-listed U.S. company must have an internal audit function, which must be the sole responsibility of the audit committee and may not be allocated to a different committee.	Our internal audit function is maintained by our internal audit committee. Our internal audit committee determines all important matters concerning internal audits. The committee is chaired by our president and chief executive officer and is independent of our other business operations. The committee reports to our board of directors. See “Item 11. Quantitative and Qualitative Disclosure about Market Risk—Internal Audit—Internal Audit Management Structure.”

6.D. Employees

As of March 31, 2004, 2005 and 2006, we had 47,405, 45,180 and 45,758 employees, respectively, on a consolidated basis, including overseas local staff but excluding advisers and temporary employees. We also had an average of approximately 19,024 temporary employees during the fiscal year ended March 31, 2006.

The following tables show our full-time employees as of March 31, 2006 and average number of temporary employees for the fiscal year ended March 31, 2006, each broken down based on business segment and geographical location:

Business segment	Number of full-time employees	Average number of temporary employees
Global Corporate Group	10,270	1,161
Global Retail Group	26,015	16,902
Global Asset & Wealth Management Group	4,758	527
Others	4,715	434

Total	45,758	19,024

Location	Percentage of full-time employees	Average percentage of temporary employees
Japan	97.0%	99.8%
Americas	1.1	0.1
Europe	1.3	0.1
Asia/Oceania (excluding Japan) and others	0.6	0.0

Total	100.0%	100.0%

In connection with our efforts to reduce our general and administrative costs in recent years, the number of our full-time employees declined from 50,149 at March 31, 2003 to 45,758 at March 31, 2006.

Most of our full-time non-management employees in Japan are members of a labor union. Outside Japan, some of our employees are members of local unions. We consider our labor relations with employees to be good.

6.E. Share Ownership

The following table shows the number of shares of our common stock owned by our directors and corporate auditors as of June 30, 2006:

Directors	Number of shares owned
Terunobu Maeda	96
Shunichi Asada	48
Satoru Nishibori	15
Tetsuji Kosaki	13
Hiroshi Saito	23
Seiji Sugiyama	21
Yoshiharu Fukuhara	11
Mitsuo Ohashi	—
Glen S. Fukushima	—

Corporate Auditors	Number of shares owned
Yoshiaki Sugita	25
Junichi Iwabuchi	2
Yukio Nozaki	53
Masahiro Seki	—
Masahiko Kadotani	1

None of our directors or corporate auditors is the owner of more than one percent of our common stock, and no director or corporate auditor has voting rights with respect to our common stock that are different from any other holder of our common stock.

We have two employee stock ownership plans under which participating employees of the companies listed below are able to purchase our shares with funds deducted from such employee’s salary and bonus payments. The plan administrator makes open-market purchases of our shares for the account of the plan on a monthly basis. The companies contribute matching funds equivalent to 5% of the amounts contributed. The following table shows the numbers of shares that these plans held as of March 31, 2006:

	As of March 31, 2006
Plan	Employer companies	Number of shares owned
Mizuho Employee Stock Ownership Plan	Mizuho Financial Group Mizuho Bank Mizuho Corporate Bank UC Card Dai Ichi Kangyo Asset Management Fuji Investment Management Mizuho Research Institute Mizuho Information & Research Institute	50,108
Mizuho Group Employee Stock Ownership Plan	Mizuho Securities Mizuho Capital	305

Total		50,413

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

Common Stock

The following table sets forth information about the ten largest holders of shares of our common stock appearing on the register of shareholders as of March 31, 2006:

Name	As of March 31, 2006
	Number of shares owned	Percentage of issued shares(1)
Japan Trustee Services Bank, Ltd. (trustee account)	624,645	5.20%
The Master Trust Bank of Japan, Ltd. (trustee account)	601,728	5.01
RBC Dexia Investor Services Trust, London-Clients Account	402,627	3.35
Mizuho Financial Strategy (2)	392,841	3.27
The Dai-ichi Mutual Life Insurance Company	279,158	2.33
State Street Bank And Trust Company	226,825	1.89
The Chase Manhattan Bank, N.A. London	157,187	1.31
State Street Bank And Trust Company 505103	153,058	1.28
Japan Trustee Services Bank, Ltd. (trustee account 4)	139,138	1.16
Trust & Custody Services Bank, Ltd. (Meiji Yasuda Life Insurance Company Retirement Benefit Trust Account re-entrusted by Mizuho Trust & Banking)	137,000	1.14

Total	3,114,207	25.94%

Notes:

(1)	Percentage of number of shares owned within the total number of issued shares (including treasury stock).
(2)	Mizuho Financial Strategy is a wholly-owned subsidiary of ours, and the shares held by it are treated as treasury stock. On July 7, 2006, we repurchased and cancelled 131,800 of such shares.
(3)	Share ownership figures in the above table are rounded to the nearest full share.

Mizuho Financial Strategy (formerly Mizuho Holdings), a wholly-owned subsidiary of ours, sold 700,000 shares of our common stock formerly held by it in a global offering in November 2005 and an additional 63,000 shares in Japan through over-allotments in December 2005. Mizuho Holdings originally received its shares of our common stock in connection with the corporate split transactions conducted to form the Mizuho Financial Group as the holding company for the Mizuho group in March 12, 2003. Under the Company Law, Mizuho Financial Strategy may not exercise voting rights with respect to these shares.

Except for the prohibition on the exercise of voting rights applicable to Mizuho Financial Strategy described above, our major shareholders of common stock have the same voting rights as other holders of common stock.

As of March 31, 2006, there were 197 record holders of our common stock with addresses in the United States, whose shareholdings represented approximately 10% of our outstanding common stock on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully reflect the number of beneficial owners in the United States.

Preferred Stock

Classes of preferred stock with shares outstanding as of March 31, 2006 consisted of fourth series class IV, sixth series class VI, eleventh series class XI and thirteenth series class XIII preferred stock, all of which are non-voting. The following table sets forth information regarding the combined ownership of shares of fourth series class IV preferred stock, sixth series class VI preferred stock, eleventh series class XI preferred stock and thirteenth series class XIII preferred stock, by our fifteen largest shareholders of preferred stock as of March 31, 2006, as appearing on the register of preferred shareholders:

Name	As of March 31, 2006
	Number of shares owned	Percentage of issued shares
The Resolution and Collection Corporation(1)	300,000	23.43%
The Dai-ichi Mutual Life Insurance Company	27,000	2.11
Meiji Yasuda Life Insurance Company	25,000	1.95
Sompo Japan Insurance Inc.	19,000	1.48
Fukoku Mutual Life Insurance Company	15,000	1.17
ITOCHU Corporation	10,000	0.78
The Kansai Electric Power Co., Inc.	10,000	0.78
Shiseido Company, Limited	10,000	0.78
Shimizu Corporation	10,000	0.78
Seiko Epson Corporation	10,000	0.78
Taisei Corporation	10,000	0.78
Electric Power Development Co., Ltd.	10,000	0.78
The Tokyo Electric Power Company, Incorporated	10,000	0.78
Nippon Express Co., Ltd.	10,000	0.78
Marubeni Corporation	10,000	0.78

Total	486,000	37.96%

Notes:

(1)	The number of shares represents the total number of the shares of fourth series class IV preferred stock and sixth series class VI preferred stock held by the Resolution and Collection Corporation as of March 31, 2006. On July 4, 2006, we repurchased and cancelled all 150,000 shares of fourth series class IV preferred stock and all 150,000 shares of sixth series class VI preferred stock held by the Resolution and Collection Corporation.
(2)	The number of shares held by each of the remaining major shareholders represents the total number of the shares of eleventh series class XI preferred stock and thirteenth series class XIII preferred stock held by it as of March 31, 2006.

As of March 31, 2006, there was one record holder of our preferred stock with an address in the United States.

The following table shows the shares of preferred stock that we issued to, and repurchased from, the Resolution and Collection Corporation:

Class of preferred shares	Date of repurchase	Number of shares repurchased	Original issue price	Repurchase price
			(in billions of yen)
First series class I preferred stock	August 31, 2004	33,000	¥99.0	¥59.5
Second series class II preferred stock	March 7, 2005	38,600	77.2	60.5
	August 29, 2005	61,400	122.8	115.3
Third series class III preferred stock	August 29, 2005	100,000	200.0	187.6
Fourth series class IV preferred stock	July 4, 2006	150,000	300.0	301.9
Sixth series class VI preferred stock	July 4, 2006	150,000	300.0	301.6
Seventh series class VII preferred stock	October 12, 2005	125,000	250.0	250.7
Eighth series class VIII preferred stock	March 7, 2005	65,700	131.4	148.8
	August 29, 2005	59,300	118.6	156.4
Ninth series class IX preferred stock	August 31, 2004	107,000	133.8	180.5
	March 7, 2005	33,000	41.3	50.7
Tenth series class X preferred stock	August 29, 2005	140,000	175.0	233.7

To our knowledge, we are not directly or indirectly owned or controlled by any another corporation(s), by any foreign government or by any other natural or legal person(s) severally or jointly. We know of no arrangements the operation of which may at a later time result in a change of control.

7.B. Related Party Transactions

We and our subsidiary banks had, and expect to have in the future, banking transactions and other transactions in the ordinary course of business with our related parties. Although for the fiscal year ended March 31, 2006, such transactions included, but were not limited to, call money, loans, deposits, guarantees and foreign exchange transactions, those transactions were immaterial and were made at prevailing market rates, terms and conditions and do not involve more than the normal risk of collectibility or present other unfavorable features.

During the fiscal years ended March 31, 2004, 2005 and 2006, none of our directors or executive officers or corporate auditors, and none of the close members of their respective families, had any transactions that are material or any transactions that are unusual in their nature or conditions, involving goods, services or tangible or intangible assets, to which we were, are or will be a party, and there were no such transactions proposed as of March 31, 2006.

During the fiscal years ended March 31, 2004, 2005 and 2006, no loans were made to our directors or executive officers or corporate auditors other than in the normal course of business, on normal commercial terms and conditions.

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8.    FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

Financial Statements

Our consolidated financial statements are set forth in this registration statement under “Item 18. Financial Statements.” Unaudited consolidated financial information for the first quarter of the fiscal year ending March 31, 2007 prepared under Japanese GAAP is set forth in Annex A to this registration statement. See “Item 5. Operating and Financial Review and Prospects—Reconciliation with Japanese GAAP” for a reconciliation of consolidated net income and shareholders’ equity for the fiscal year ended March 31, 2006 under U.S. GAAP with those amounts under Japanese GAAP.

Legal Proceedings

We are involved in normal collection proceedings initiated by us and other legal proceedings in the ordinary course of our business.

An Indonesian subsidiary of ours acts as collateral agent for the trustee of bond issuances made by subsidiaries of Asia Pulp & Paper Company Ltd. (“APP”). In that role, the subsidiary is involved in disputes between the bondholders and such APP subsidiaries in their capacities as the issuers, guarantors and/or pledgors of security for the bonds relating to foreclosure proceedings on the collateral and has been named as a defendant in lawsuits brought by the obligors under the bonds in Indonesia. Our consolidated financial statements do not include a reserve in relation to this dispute because we do not believe the resolution of this matter will have a significant impact on our consolidated financial condition or results of operations.

Dividend Policy

We plan to determine the amounts of future dividends based on our earnings and other factors that are relevant at that time, while taking into consideration the level of our retained earnings under Japanese GAAP from the viewpoint of maintaining a solid financial profile.

We paid dividends of ¥3,500 per ordinary share for the fiscal year ended March 31, 2005 and ¥4,000 per ordinary share for the fiscal year ended March 31, 2006. Additionally, we paid the prescribed dividends for each class of preferred shares in each of these fiscal years.

8.B. Significant Changes

Except as disclosed in note 33 to our consolidated financial statements, no significant change in our financial position has occurred since the date of the financial statements included in this registration statement.

ITEM 9.    THE OFFER AND LISTING

9.A. Listing Details

Market Price Information for Our American Depositary Shares

We have applied to have our ADSs, each representing 1/500th of a share of our common stock, listed on the New York Stock Exchange.

Currently, no public market exists for our ADSs.

Market Price Information for Our Shares

See “Item 9.C. The Offer and Listing—Markets” for information on the stock exchanges on which our common stock is listed.

The following table sets forth, for the periods indicated, the high and low trading prices for our common stock since March 12, 2003 and for the common stock of Mizuho Holdings until March 5, 2003, as well as their average daily trading volume, on the First Section of the Tokyo Stock Exchange.

Fiscal years ended/ending March 31,	Price per share		Average daily trading volume
	High	Low
			(shares)
2002	¥810,000	¥198,000	31,044
2003	338,000	90,300	61,608
2004	455,000	58,300	180,447
2005	560,000	391,000	90,873
2006	969,000	469,000	93,074
2005:
First quarter	560,000	396,000	151,238
Second quarter	498,000	397,000	67,491
Third quarter	517,000	391,000	78,098
Fourth quarter	538,000	478,000	67,042
2006:
First quarter	525,000	469,000	45,867
Second quarter	747,000	483,000	99,881
Third quarter	966,000	660,000	142,578
Fourth quarter	969,000	812,000	83,746
2007:
First quarter	1,030,000	827,000	93,471
Second quarter	1,010,000	861,000	63,819
Most recent six months:
May	1,020,000	890,000	74,368
June	971,000	827,000	89,015
July	1,010,000	927,000	82,489
August	980,000	917,000	51,999
September	954,000	861,000	58,743
October (through October 19)	948,000	888,000	60,823

Type and Class of Securities Being Listed

This registration statement relates to our common stock, without par value. Shares of our common stock are represented by share certificates. See “Item 10. Additional Information” for additional information regarding our common stock. The American Depositary Receipts, or ADRs, are issuable pursuant to the deposit agreement dated [insert date] between The Bank of New York, as depositary, us and all owners and holders from time to time of American Depositary Receipts issued thereunder. The ADRs evidence ADSs, and each ADS represents 1/500th share of our common stock deposited under the deposit agreement with the Tokyo head office of Mizuho Corporate Bank, as agent of the depositary, or any successor or successors to such agent or agents.

The rights of holders of ADRs, including such holders’ rights relating to corporate governance practices, are governed by the deposit agreement included as Exhibit 2.3 to this registration statement. See also “Item 12. Description of Securities Other than Equity Securities—American Depositary Shares” in this registration statement.

9.B. Plan of Distribution

Not applicable.

9.C. Markets

The principal trading market for our shares of common stock is the First Section of the Tokyo Stock Exchange. Our shares have been listed on the First Section of the Tokyo Stock Exchange and the First Section of the Osaka Securities Exchange, under the code “8411,” since our establishment as the holding company of the Mizuho group on March 12, 2003, as the successor to Mizuho Holdings.

We have applied to have our ADSs listed on the New York Stock Exchange.

9.D. Selling Shareholders

Not applicable.

9.E. Dilution

Not applicable.

9.F. Expenses of the Issue

Not applicable.

ITEM 10.    ADDITIONAL INFORMATION

10.A. Share Capital

As of March 31, 2006, we had an authorized share capital of 25,000,000 shares of common stock, with no par value, and 4,698,500 shares of preferred stock. As of the same date, 12,003,995 shares of our common stock and 1,280,430 shares of our preferred stock were issued. All issued shares are fully-paid and non-assessable, and are in registered form.

Of our issued shares of common stock, as of March 31, 2006, Mizuho Financial Group held 2,596 shares as treasury stock, with an aggregate book value of ¥1,255 million, and our consolidated subsidiaries and equity-method affiliates held an aggregate of 393,429 shares, with an aggregate book value of ¥45,559 million. In calculating the number of treasury stock, the number of shares of our common stock owned by equity-method affiliates is multiplied by our equity ownership percentage in the relevant equity-method affiliate.

On July 7, 2006, we repurchased and cancelled 131,800 shares of treasury stock held by our subsidiary, Mizuho Financial Strategy. On July 4, 2006, we repurchased and cancelled all of 150,000 shares of fourth series class IV preferred stock and 150,000 shares of sixth series class VI preferred stock held by the Resolution and Collection Corporation.

The table below shows our share capital as of March 31, 2006:

Class of share capital	Authorized Shares	Issued and outstanding shares
Common stock	25,000,000	12,003,995
Fourth series class IV preferred stock(1)	150,000	150,000
Sixth series class VI preferred stock(1)	150,000	150,000
Eleventh series class XI preferred stock	1,398,500	943,740
Thirteenth series class XIII preferred stock	1,500,000	36,690

Notes:

(1)	Repurchased and cancelled on July 4, 2006.
(2)	Share ownership figures in the above table are rounded to the nearest full share.
(3)	While we have an authorized share capital of 1,500,000 shares of class XII preferred stock, no shares of class XII preferred stock were issued and outstanding as of March 31, 2006.

The following table shows our history of share capital in the fiscal years ended March 31, 2004, 2005 and 2006:

Types of issue or repurchase	Issue date or period	Number of outstanding shares issued or repurchased		Number of outstanding shares after issue or repurchase		Applicable exercise price per share
						(in yen)
Conversion of twelfth series class XI preferred stock into common stock	July 1, 2003 to March 31, 2004	Preferred stock converted:	96,000	Twelfth series class XI preferred stock:	5,500	n.a.
		Common stock issued:	1,344,538	Common stock:	11,926,965
Repurchase of first series class I preferred stock	August 31, 2004		33,000		0	1,802,700
Repurchase of ninth series class IX preferred stock	August 31, 2004		107,000		33,000	1,686,750
Repurchase of second series class II preferred stock	March 7, 2005		38,600		61,400	1,568,000
Repurchase of eighth series class VIII preferred stock	March 7, 2005		65,700		59,300	2,264,600
Repurchase of ninth series class IX preferred stock	March 7, 2005		33,000		0	1,534,875
Conversion of twelfth series class XI preferred stock into common stock	April 1, 2004 to March 31, 2005	Preferred stock converted:	5,500	Twelfth series class XI preferred stock:	0	n.a.
		Common stock issued:	77,031	Common stock:	12,003,995
Repurchase of second series class II preferred stock	August 29, 2005		61,400		0	1,877,733
Repurchase of third series class III preferred stock	August 29, 2005		100,000		0	1,875,783
Repurchase of eighth series class VIII preferred stock	August 29, 2005		59,300		0	2,637,033
Repurchase of tenth series class X preferred stock	August 29, 2005		140,000		0	1,669,333
Repurchase of seventh series class VII preferred stock	October 12, 2005		125,000		0	2,005,880

Note:

(1)	Share numbers in the above table are rounded to the nearest full share.

10.B. Memorandum and Articles of Association

Objects and Purposes in our Articles of Incorporation

Our corporate purpose, as specified in article 2 of our articles of incorporation, which is included in this registration statement as Exhibit 1.1, is to engage in the following businesses as a bank holding company:

•	operation and management of bank holding companies, banks, long-term credit banks, specialized securities companies and other companies which we may own as our subsidiaries under the Banking Law; and

•	any other business incidental to the foregoing.

Our Board of Directors

There is no provision in our articles of incorporation as to our directors’ power to vote on a proposal, arrangement or contract in which a director is materially interested. The Company Law, however, requires such director to refrain from voting on such matters at meetings of the board of directors.

The Company Law provides that compensation for directors be determined at a general meeting of shareholders. Our board of directors will determine the compensation for each director without exceeding the upper limit on the aggregate amount of compensation for directors as a group approved by the shareholders’ meeting. Our board of directors may, by its resolution, leave this decision to the discretion of our president.

The Company Law provides that the board of directors must approve significant loans from any third party to the company. Our regulations of the board of directors have adopted this policy.

Neither the Company Law nor our articles of incorporation set a mandatory retirement age for our directors.

There is no requirement concerning the number of shares an individual must hold to qualify as a director under the Company Law or our articles of incorporation.

Common Stock

General

Set forth below is information concerning our shares of common stock, including brief summaries of certain provisions of our articles of incorporation, our share handling regulations and the Company Law, which came into effect on May 1, 2006 relating to joint stock corporations (kabushiki kaisha) and certain related legislation, all as currently in effect.

Where relevant to the common stock, provisions of our preferred stock are also described below. Additional details on the terms of our outstanding preferred stock are given in note 15 to our consolidated financial statements included elsewhere in this registration statement.

Distribution of Surplus

General

Under the Company Law, distribution of cash or other assets by a joint stock corporation to its shareholders, including dividends, takes the form of distribution of Surplus (as defined in “—Restriction on Distribution of Surplus”). We are permitted to make distributions of Surplus to our shareholders any number of times per fiscal year pursuant to resolutions of our general meeting of shareholders, subject to certain limitations described in “—Restriction on Distribution of Surplus.” Distributions of Surplus are required in principle to be authorized by a resolution of a general meeting of shareholders. Distributions of Surplus are, however, permitted pursuant to a resolution of the board of directors if:

(1)	our articles of incorporation so provide (our current articles of incorporation do not have such provision);

(2)	the normal term of office of our directors is one year; and

(3)	our non-consolidated annual financial statements and certain documents for the latest fiscal year fairly present our assets and profit and loss, as required by an ordinance of the Ministry of Justice.

In an exception to the above rule, even if the requirements described in (1) through (3) are not met, we are permitted to make distributions of Surplus in cash to our shareholders by resolutions of the board of directors once per fiscal year if our articles of incorporation so provide. Our current articles of incorporation provide such distribution of Surplus as interim dividends, the record date for which is September 30 each year.

Distributions of Surplus may be made in cash or in kind in proportion to the number of shares of common stock held by each shareholder. A resolution of a general meeting of shareholders or the board of directors authorizing a distribution of Surplus must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders, and the effective date of the distribution. If a distribution of Surplus is to be made in kind, we may, pursuant to a resolution of a general meeting of shareholders or (as the case may be) the board of directors, grant the right to our shareholders to require us to make such distribution in cash instead of in kind. If no such right is granted to shareholders, the relevant distribution of Surplus must be approved by a special resolution of a general meeting of shareholders (see “—Voting Rights” with respect to a “special resolution”).

Under our articles of incorporation, the record date for annual dividends and interim dividends is March 31 and September 30, respectively, in each year. In Japan, the “ex-dividend date” (the date from which purchasers of shares through Japanese stock exchanges will not be entitled to the dividends to be paid to registered shareholders as of any record date) and the record date for dividends precede the date of determination of the amount of the dividend to be paid. The ex-dividend date of the shares of common stock is generally the third business day prior to the record date. Under our articles of incorporation, we are not obligated to pay any distribution of Surplus to be made in cash which has not been received after the lapse of five years from the commencement date of such distribution.

Restriction on Distribution of Surplus

Payment of annual dividends on shares of common stock is also subject to the prior payment of dividends on shares of preferred stock of ¥20,000 per share of eleventh series class XI preferred stock and ¥30,000 per share of thirteenth series class XIII preferred stock. In the event we pay an interim dividend on shares of our common stock, an interim preferred dividend of one-half the annual preferred dividend amount is paid on the shares of the two series of preferred stock.

In making a distribution of Surplus, we must set aside in our additional paid-in capital and/or legal reserve an amount equal to one-tenth of the amount of Surplus so distributed, until the sum of its additional paid-in capital and legal reserve reaches one-quarter of its stated capital.

The amount of Surplus at any given time must be calculated in accordance with the following formula:

A + B + C + D - (E + F + G)

In the above formula:

“A” = the total amount of other capital surplus and other retained earnings, each such amount being that appearing on our non-consolidated balance sheet as of the end of the last fiscal year

“B” = (if we have disposed of our treasury stock after the end of the last fiscal year) the amount of the consideration for such treasury stock received by us less the book value thereof

“C” = (if we have reduced our stated capital after the end of the last fiscal year) the amount of such reduction less the portion thereof that has been transferred to additional paid-in capital or legal reserve (if any)

“D” = (if we have reduced our additional paid-in capital or legal reserve after the end of the last fiscal year) the amount of such reduction less the portion thereof that has been transferred to stated capital (if any)

“E” = (if we have cancelled our treasury stock after the end of the last fiscal year) the book value of such treasury stock

“F” = (if we have distributed Surplus to our shareholders after the end of the last fiscal year) the total book value of the Surplus so distributed

“G” = certain other amounts set forth in an ordinance of the Ministry of Justice, including:

•	if we have reduced Surplus and increased our stated capital, additional paid-in capital or legal reserve after the end of the last fiscal year, the amount of such reduction; and

•	if we have distributed Surplus to shareholders after the end of the last fiscal year, the amount set aside in our additional paid-in capital or legal reserve, if any, as required by ordinances of the Ministry of Justice.

The aggregate book value of Surplus distributed by us may not exceed a prescribed distributable amount (the “Distributable Amount”), as calculated on the effective date of such distribution. The Distributable Amount at any given time shall be the amount of Surplus less the aggregate of (a) the book value of our treasury stock, (b) the amount of consideration for any of our treasury stock disposed of by us after the end of the last fiscal year and (c) certain other amounts set forth in an ordinance of the Ministry of Justice, including (if the sum of one-half of our goodwill and deferred assets exceeds the total of the stated capital, additional paid-in capital and legal reserve, each such amount being the amount in our non-consolidated balance sheet as of the end of the last fiscal year) all or certain part of such exceeding amount as calculated in accordance with the ordinances of the Ministry of Justice.

If we have become at our option a company with respect to which its consolidated balance sheet should also be considered in the calculation of the Distributable Amount (renketsu haito kisei tekiyo kaisha), we shall further deduct from the amount of Surplus the excess amount, if any, of (x) the total amount of the shareholders’ equity appearing on our non-consolidated balance sheet as of the end of the last fiscal year and certain other amounts set forth by an ordinance of the Ministry of Justice over (y) the total amount of the shareholders’ equity and certain other amounts set forth by an ordinance of the Ministry of Justice appearing on our consolidated balance sheet as of the end of the last fiscal year. We currently have no intention to opt for becoming such a company with respect to the fiscal year ending March 31, 2007.

If we have prepared interim financial statements as described below, and if such interim financial statements have been approved by the board of directors or (if so required by the Company Law) by a general meeting of shareholders, then the Distributable Amount must be adjusted to take into account the amount of profit or loss, and the amount of consideration for any of our treasury stock disposed of by us, during the period in respect of which such interim financial statements have been prepared. We may prepare non-consolidated interim financial statements consisting of a balance sheet as of any date subsequent to the end of the last fiscal year and an income statement for the period from the first day of the current fiscal year to the date of such balance sheet. Interim financial statements so prepared by us must be audited by our corporate auditors and/or outside accounting auditor, as required by an ordinance of the Ministry of Justice.

Capital and Reserves

We may reduce our additional paid-in capital or legal reserve generally by resolution of a general meeting of shareholders and, if so decided by the same resolution, may account for the whole or any part of the amount of such reduction as stated capital. On the other hand, we may reduce our stated capital generally by special resolution of a general meeting of shareholders and, if so decided by the same resolution, may account for the whole or any part of the amount of such reduction as additional paid-in capital or legal reserve. In addition, we may reduce our Surplus and increase either (i) stated capital or (ii) additional paid-in capital and/or legal reserve by the same amount, in either case by resolution of a general meeting of shareholders.

Stock Splits

We may at any time split shares of common stock into a greater number of shares of common stock by resolution of the board of directors. When a stock split is to be made, so long as our only class of outstanding stock is the common stock, we may increase the number of authorized shares in the same ratio as that of such stock split by amending our articles of incorporation, of which amendment may be effected by resolution of the board of directors without approval by shareholders.

Generally, shareholders do not need to exchange share certificates for new ones following a stock split, but certificates representing the additional shares of common stock resulting from the stock split will be issued to shareholders. Before a stock split, we must give public notice of the stock split, specifying the record date therefor, not less than two weeks prior to such record date.

Fractional Shares and Unit Shares

A holder of fractional shares constituting one-hundredth of one share or any integral multiple thereof are registered in our register of fractional shares. Fractional shares do not carry voting rights, but holders thereof are entitled to receive dividends and certain other economic rights. No certificate is issued representing fractional shares. As the transfer of shares generally requires delivery of the share certificates therefor, fractional shares are normally not transferable. Registered holders of fractional shares may at any time request us to purchase such fractional shares at the current market price as determined pursuant to the Commercial Code, applicable as an interim measure. In addition, registered holders of fractional shares may require us to sell them a number of fractional shares, of which number, when combined with the number already held by such holder, shall become one share, provided that such request is met only when we own the necessary number of our shares. As of March 31, 2006, there were 23,604.49 fractional shares of our common stock. The Company Law abolished the above fractional share system, except to the extent fractional shares were outstanding at the time of enactment of the Company Law in which case the interim measure described above is applicable.

We may adopt a unit share system by amending our articles of incorporation, although it is also possible for us to continue to use the fractional share system as we currently do. If a unit share system is adopted by us simultaneously with a stock split, the relevant amendment to our articles of incorporation may be authorized by the board of directors, provided that, following such amendment, the number of units may not be less than the number of shares immediately prior to such amendment. Under the unit share system, shareholders have one voting right for each unit of shares held by them, and shares constituting less than a full unit will carry no voting rights. If the articles of incorporation so provide, the holders of shares constituting less than a full unit will not have the right to receive dividends, nor will they have other shareholder rights except for those specified in the Company Law or an ordinance of the Ministry of Justice. The articles of incorporation may also provide that no certificates representing any fraction of a unit may be issued. In such case, any fraction of a unit for which no share certificates are issued will not be transferable. Holders of shares constituting less than a full unit may at any time request us to purchase such shares at the current market price as determined pursuant to the Company Law, which request may not be withdrawn without our consent.

General Meetings of Shareholders

The ordinary general meeting of shareholders shall be held no later than three months from the last day of each business year and is normally held in June of each year. In addition, we may hold an extraordinary general meeting of shareholders whenever necessary. Notice of a shareholders’ meeting stating the place, the time and the purpose thereof must be given to each shareholder having voting rights (or, in the case of a non-resident shareholder, to its standing proxy or mailing address in Japan) at least two weeks prior to the date set for the meeting. The record date for an ordinary general meeting of shareholders is March 31 of each year.

Any shareholder holding at least 300 voting rights or 1% of the total number of voting rights for six months or longer may propose a matter to be considered at a general meeting of shareholders by submitting a request to a representative director at least eight weeks prior to the date of such meeting. Any of the minimum percentages, time periods and number of voting rights necessary for exercising the minority shareholder rights described above may be decreased or shortened if our articles of incorporation so provide.

Voting Rights

A holder of shares of common stock is entitled to one voting right for each such share, except that neither we, nor a corporation or other entity, more than one-quarter of the total voting rights of which are directly or indirectly held by us, may exercise its voting rights with respect to shares of common stock held by it. If we adopt the unit share system as described in “—Fractional Shares,” our shareholders will have one voting right for each unit of shares held by them.

Except as otherwise provided by law or in our articles of incorporation, a resolution shall be adopted at a general meeting of shareholders by a majority of the voting rights held by the shareholders present at the meeting. Our articles of incorporation provide that the quorum for election of directors and corporate auditors is one-third of the total number of voting rights. Our shareholders are not entitled to cumulative voting in the election of directors. A shareholder may exercise its voting rights in writing or through a proxy, provided that the proxy shall also be a holder of our shares having voting rights at such meeting.

The Company Law provides that certain important matters shall be approved by a “special resolution” of a general meeting of shareholders. Under our articles of incorporation, the quorum for a special resolution is one-third of the total number of voting rights, and the approval of not less than two-thirds of the voting rights held by the shareholders present at the meeting is required for adopting a special resolution. Such important matters include:

1.	any amendment to our articles of incorporation (except for such amendments that may be authorized by the board of directors under the Company Law such as (i) an increase of the number of authorized shares in the same ratio as that of a stock split, (ii) a reduction of the number of shares per unit of shares and (iii) abolishing the unit share system);

2.	dismissal of a corporate auditor;

3.	our dissolution, merger or consolidation requiring shareholders’ approval;

4.	establishment of a parent and wholly owned subsidiary relationship by way of a share transfer (kabushiki-iten) or share exchange (kabushiki-kokan) requiring shareholders’ approval;

5.	transfer of the whole or a substantial part of our business;

6.	taking over of the whole of the business of another company requiring shareholders’ approval;

7.	our corporate split requiring shareholders’ approval;

8.	consolidation of shares of common stock;

9.	acquisition of shares of common stock by us from a specific shareholder other than our subsidiary;

10.	distribution of Surplus in kind (except when shareholders are granted the right to require to make such distribution in cash instead of in kind);

11.	issuance or transfer of new shares or existing shares held by us as treasury stock to persons other than the shareholders at a “specially favorable” price; and

12.	issuance of stock acquisition rights (including those incorporated in bonds with stock acquisition rights) to persons other than the shareholders under “specially favorable” conditions.

Liquidation Rights

In the event of our liquidation, the assets remaining after payment of all debts, liquidation expenses, taxes and distributions of residual assets relating to the then outstanding preferred stock will be distributed among holders of shares of common stock in proportion to the respective numbers of shares held by them. See “—Preferred Stock— Liquidation Rights.”

Issue of Additional Shares and Pre-emptive Rights

Holders of the common stock have no pre-emptive rights. Authorized but unissued shares of common stock may be issued at such times and upon such terms as the board of directors determines, subject to the limitations as to the issuance of new shares of common stock at a “specially favorable” price mentioned in “—Voting Rights.” The board of directors may, however, determine that shareholders of a particular class of stock shall be given subscription rights to new shares of the same class, in which case they must be given on uniform terms to all shareholders of that class as of a record date of which not less than two weeks’ prior public notice must be given. Each of the shareholders to whom such rights are given must also be given at least two weeks’ prior notice of the date on which such rights expire.

Stock Acquisition Rights

We may issue stock acquisition rights (shinkabu yoyakuken). Holders of stock acquisition rights are entitled to acquire shares from us, upon payment of the applicable exercise price, and subject to other terms and conditions thereof. We may also issue bonds with stock acquisition rights (shinkabu yoyakuken-tsuki shasai). The issuance of stock acquisition rights and bonds with stock acquisition rights may be authorized by the board of directors unless it is made under “specially favorable” conditions, as described in “—Voting Rights.”

Record Date

As mentioned above, March 31 is the record date for the payment of annual dividends and the determination of shareholders entitled to vote at the ordinary general meeting of shareholders. September 30 is the record date for the payment of interim dividends. In addition, by a resolution of the board of directors and after giving at least two week’s prior public notice, we may at any time set a record date in order to determine the shareholders who are entitled to certain rights pertaining to our stock.

Acquisition by Us of Common Stock

We may acquire shares of common stock:

1.	by way of purchase on any Japanese stock exchange on which the shares of our common stock are listed or by way of tender offer (in either case pursuant to a resolution of the board of directors as currently authorized by our articles of incorporation);

2.	from a specific shareholder other than any of our subsidiaries (pursuant to a special resolution of an ordinary general meeting of shareholders); or

3.	from any of our subsidiaries (pursuant to a resolution of the board of directors).

In the case of 2 above, any other shareholder may make a request to a representative director to be included as a seller in the proposed purchase, unless the purchase price or any other consideration to be received by the relevant specific shareholder will not exceed the last trading price of the shares on the relevant stock exchange on the day immediately preceding the date on which the resolution mentioned in 2. above was adopted (or, if there is no trading in the shares on the stock exchange or if the stock exchange is not open on such day, the price at which the shares are first traded on such stock exchange thereafter).

The total amount of the purchase price of shares of common stock may not exceed the Distributable Amount, as described in “—Distribution of Surplus—Restriction on Distribution of Surplus.”

We may hold the shares of common stock acquired, and may generally dispose of or cancel such shares by resolution of the board of directors.

Disposal of Shares of Common Stock Held by Shareholders whose Location is Unknown

We are not required to send notices to a shareholder if notices given by us to such shareholder fail to arrive for five consecutive years or more at its address registered in our register of shareholders or otherwise notified to us.

In the above case, if the relevant shareholder also fails to receive dividends on the shares continuously for five years or more at its address registered in our register of shareholders or otherwise notified to us, then we may in general dispose of such shares at their then market price and hold or deposit the proceeds of such disposition on behalf of the relevant shareholder.

Reporting of Substantial Shareholders

The Securities and Exchange Law and its related regulations require any person who has become, beneficially and solely or jointly, a holder of more than 5% of the total issued shares of capital stock of a company that is listed on any Japanese stock exchange to file a report with the Director of the relevant Local Finance Bureau of the Ministry of Finance within five business days. With certain exceptions, a similar report must also be filed in respect of any subsequent change of 1% or more in the holding or of any change in material matters set forth in any previously filed reports. For this purpose, shares issuable to such person upon conversion of convertible securities or exercise of share subscription warrants or stock acquisition rights are taken into account in determining both the number of shares held by the holder and the company’s total issued share capital. Copies of each report must also be furnished to the company of the shares and to all the Japanese stock exchanges on which the shares are listed.

There are other reporting requirements under the Banking Law. See “Item 4.B. Business Overview—Supervision and Regulation—Japan—Examination and Reporting Applicable to Shareholders.”

Holding of Shares of Our Common Stock by Foreign Investors

There are no limitations imposed by the laws of Japan, our articles of incorporation or our other constituent documents on the rights of non-residents or foreign shareholders to hold or exercise voting rights on our shares of common stock or preferred stock.

Transfer of Shares

Transfer of shares of common stock of a company issuing share certificates is effected by delivery of share certificates, but in order to assert shareholders’ rights against us, the transferee must have its name and address registered in our register of shareholders. For this purpose, shareholders are required to file their names, addresses and seals with our transfer agent. Foreign shareholders may file specimen signatures in lieu of seals.

Non-resident shareholders are required to appoint a standing proxy in Japan or provide a mailing address in Japan. Japanese securities firms and commercial banks customarily act as standing proxy and provide related services for standard fees.

Our transfer agent is Mizuho Trust & Banking, located at 2-1, Yaesu 1-chome, Chuo-ku, Tokyo 103-8670, Japan.

The registered holder of deposited shares underlying the ADSs is the depositary for the ADSs. Accordingly, holders of ADSs will not be able to directly assert their shareholders’ rights against us.

The central clearing system of share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities of Japan applies to the common stock. Pursuant to this system, a holder of common stock is able to choose, at its discretion, to participate in this system and all certificates for shares of common stock elected to be put into this system are deposited with JASDEC (through a participating institution having a clearing account with JASDEC, if the holder is not such a participating institution) and all such shares are registered in the name of JASDEC in our register of shareholders. Each participating shareholder will, in turn, be registered in our register of beneficial shareholders and treated in the same way as shareholders registered in our register of shareholders. In connection with transfer of shares of common stock held under this system, entry of the share transfer in the book maintained by JASDEC for the participating institutions or the book maintained by each participating institution for its customers or both shall have the same effect as delivery of share certificates.

A law was promulgated in June 2004 to establish a new central clearing system for shares of listed companies and to eliminate the issuance and use of certificates for such shares and the part of this law relevant to common stock will come into effect within five years of the date of the promulgation. On the effective date, a new central clearing system will be established and will become responsible for handling the shares of all Japanese companies listed on any Japanese stock exchange, including shares of common stock. On the same day, all existing share certificates will become null and void. The transfer of such shares will be effected through entry in the books maintained under the new central clearing system.

Preferred Stock

The following is a summary of information concerning the shares of our preferred stock, including brief summaries of the relevant provisions of our articles of incorporation, our share handling regulations and the Company Law and certain related legislation, all as currently in effect. The detailed rights of our preferred stock are set forth in our articles of incorporation and the resolutions of our board of directors relating to the issuance of the relevant series of preferred stock.

General

Under our articles of incorporation, we are authorized to issue 150,000 shares of class IV preferred stock, 150,000 shares of class VI preferred stock, 1,398,500 shares of class XI preferred stock, 1,500,000 shares of class XII preferred stock and 1,500,000 shares of class XIII preferred stock.

As of March 31, 2006, 150,000 shares of fourth series class IV preferred stock, 150,000 shares of sixth series class VI preferred stock, 943,740 shares of eleventh series class XI preferred stock and 36,690 shares of thirteenth series class XIII preferred stock were outstanding. On July 4, 2006, we repurchased and cancelled all of 150,000 shares of fourth series class IV preferred stock and 150,000 shares of sixth series class VI preferred stock held by the Resolution and Collection Corporation.

Preferred Dividends

Payment of annual dividends on shares of common stock is subject to the prior payment on shares of preferred stock. The amount of preferred dividends for each type of outstanding preferred stock is as follows:

•	Eleventh series class XI preferred stock bears an annual non-cumulative dividend of ¥20,000 per share, and in the event we pay an interim dividend, holders are entitled to receive ¥10,000 in preference to common shares.

•	Thirteenth series class XIII preferred stock bear an annual non-cumulative dividend of ¥30,000 per share, and in the event we pay an interim dividend, holders are entitled to receive ¥15,000 in preference to common shares.

The amount of any preferred interim dividend will be deducted from the preferred dividend payable on preferred shares in respect of the same fiscal year.

No payment of dividends on our preferred shares or any other shares may be made unless we have sufficient Distributable Amount and a resolution to pay such dividend is obtained at the relevant ordinary general meeting of shareholders, in the case of annual dividends or at the board of directors, in the case of preferred interim dividends.

Dividends on our preferred shares are non-cumulative. If the full amount of any dividend is not declared on our preferred shares in respect of any fiscal year, holders of our preferred shares do not have any right to receive dividends in respect of the deficiency in any subsequent fiscal year, and we will have no obligation to pay the deficiency or to pay any interest regardless of whether or not dividends are paid in respect of any subsequent fiscal year. The holders of our preferred shares are not entitled to any further dividends or other participation in or distribution of surplus.

Liquidation Rights

In the event of our voluntary or involuntary liquidation, holders of shares of our preferred stock will be entitled, equally in rank as among themselves and in preference over shares of common stock, to receive out of our residual assets upon liquidation a distribution of ¥1,000,000 per share in the case of eleventh series class XI and thirteenth series class XIII preferred stock.

Holders of shares of our preferred stock are not entitled to any further dividends or other participation or distribution of our residual assets upon our liquidation.

Voting Rights

No holder of preferred stock has the right to receive notice of, or to vote at, a general meeting of shareholders, except as otherwise specifically provided under the Company Law or other applicable law or our articles of incorporation. Under our articles of incorporation, holders of shares of our preferred stock will be entitled to receive notice of, and to vote at, general meetings of shareholders:

•	from the commencement of any ordinary general meeting of shareholders if an agenda for approval to declare a preferred dividend is not submitted to such meeting, or

•	from the close of any ordinary general meeting of shareholders if a proposed resolution to declare a preferred dividend is not approved at such meeting,

until in each case such time as a resolution of an ordinary general meeting of shareholders declaring a preferred dividend is approved.

A separate resolution of a meeting of the holders of the preferred stock is required in order to approve the following matters which would prejudice the interests of the holders of the relevant preferred stock:

(i)	an amendment to the articles of incorporation to add new classes of shares to be issued, alter the terms of the shares or increase the number of authorized number of shares or authorized number of any class of shares, with certain exceptions;

(ii)	consolidation or split of shares;

(iii)	pro rated allocation of shares or stock acquisition rights to shareholders without any consideration;

(iv)	granting pre-emptive rights for new shares or stock acquisition rights;

(v)	amalgamations or mergers;

(vi)	certain corporate splits;

(vii)	share exchanges;

(viii)	share transfers; and

(ix)	other matters set forth in the articles of incorporation.

Such separate resolution is not required when the articles of incorporation so provide, except in the case of (i) above.

Ranking

We will not (unless the requisite sanction has been given by holders of preferred stock) create or issue any other shares ranking, as regards order of participation in the profits or assets of us on a liquidation or otherwise, in priority to the preferred stock in issue, but we may issue, without obtaining the consent of holders of the preferred stock in issue, other preferred stock ranking pari passu with the preferred stock in issue as regards the order of such participation in profits or assets of us and carrying such rights as to rates of preferred dividends or terms of conversion as the board of directors may determine, subject to the limitations set forth in our articles of incorporation and the Company Law.

Acquisition of Preferred Stock

We may, if required, subject to regulatory approval, acquire any shares of the preferred stock then outstanding at any time out of the Distributable Amount (as defined in “—Common Stock—Dividends—Restriction of Dividends”). We may also, acquire all or a portion of the thirteenth series class XIII preferred stock on or after April 1, 2013 at a price of ¥1,000,000 per share, with the equivalent amount of preferred dividends in arrears to such acquisition, without consent of the holders of shares of such preferred stock. When a portion of a certain class of preferred stock is acquired, such acquisition shall be made from each holder thereof in number of shares determined by way of a lot or pro rata allocation.

Stock Splits

Our articles of incorporation provide that no stock split, stock consolidation or free distribution of stock shall be made in respect of the preferred stock unless otherwise provided for in any law or regulation.

Issue of Additional Shares and Pre-emptive Rights

Our articles of incorporation provide that no holder of our preferred stock has any pre-emptive right to subscribe for or purchase shares, stock acquisition rights or bonds with stock acquisition rights in the event of an issuance of additional shares or bonds and that no free distribution of stock acquisition rights may be made to the holders of our preferred stock.

Conversion

Our articles of incorporation provide that holders of class XI preferred stock may, at their option, convert their shares to common stock by requesting us to acquire such shares and issue or transfer common stock to them. Other classes of our preferred stock outstanding are non-convertible.

Our articles of incorporation also provide that class XI preferred stock outstanding on the last day of the acquisition period will be mandatorily acquired with shares of common stock on the immediately following day at the then-current market price per share of our common stock.

Eleventh series class XI preferred stock may, at the option of the holder thereof, be acquired with shares of common stock at any time from July 1, 2008 to June 30, 2016 at a market price per share of our common stock as at the commencement date of the acquisition period, subject to anti-dilution adjustment and annual reset to the market price of our common stock on July 1 of each year. For the purpose of determination of the initial conversion price, the reset of the conversion price and the mandatory conversion price, the market price is deemed to be the average price of daily closing prices of our common stock on the Tokyo Stock Exchange for the 30 consecutive trading days commencing 45th trading days prior to the commencement date of the conversion period, the relevant reset date or the mandatory conversion date, respectively. The conversion price is subject to floor price of ¥50,000 which is also subject to anti-dilution adjustment.

10.C. Material Contracts

There were no material contracts entered into by us for the two years preceding the filing of this registration statement that were not entered into in the ordinary course of business.

10.D. Exchange Controls

Foreign Exchange and Foreign Trade Law

The Foreign Exchange and Foreign Trade Law of Japan and the cabinet orders and ministerial ordinances incidental thereto, collectively the Foreign Exchange Law, set forth, among other matters, the regulations relating to the receipt by non-residents of Japan of payment with respect to shares to be issued by us and the acquisition and holding of shares by non-residents of Japan and foreign investors, both as defined below. It also applies in some cases to the acquisition and holding of our shares or ADSs representing such shares acquired and held by non-residents of Japan and by foreign investors. Generally, the Foreign Exchange Law currently in effect does not affect the right of a non-resident of Japan to purchase or sell ADSs outside Japan for non-Japanese currency.

“Non-residents of Japan” are defined as individuals who are not resident in Japan and corporations whose principal offices are located outside Japan. Generally, the branches and offices of non-resident corporations which are located in Japan are regarded as residents of Japan while the branches and offices of Japanese corporations located outside Japan are regarded as non-residents of Japan.

“Foreign investors” are defined as:

•	individuals not resident in Japan;

•	corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan;

•	corporations of which 50% or more of the shares are held by individuals not resident of Japan and/or corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan; and

•	corporations, a majority of officers (or a majority of officers having the power of representation) of which are non-resident individuals.

Dividends and Proceeds of Sales

Under the Foreign Exchange Law, dividends paid on, and the proceeds of sales in Japan of, shares held by non-residents of Japan may in general be converted into any foreign currency and repatriated abroad. The acquisition of our shares by non-residents by way of a stock split is not subject to any notification or reporting requirements.

Acquisition of Shares

In general, a non-resident who acquires shares from a resident of Japan is not subject to any prior filing requirement, although the Foreign Exchange Law empowers the Minister of Finance of Japan to require prior approval for any such acquisition in certain limited circumstances. While such prior approval is not required in general, in the case where a resident of Japan transfers shares of a Japanese company for consideration exceeding ¥100 million to a non-resident of Japan, the resident of Japan that transfers the shares is required to report the transfer to the Minister of Finance of Japan within 20 days from the date of the transfer, unless the transfer is made through a bank, securities company or financial futures trader licensed under Japanese law.

If a foreign investor acquires our shares and, together with parties who have a special relationship with that foreign investor, holds 10% or more of our issued shares as a result of such acquisition, the foreign investor must file a report of such acquisition with the Minister of Finance and any other competent Minister within 15 days from and including the date of such acquisition, except under limited circumstances including an acquisition of our shares through the offering conducted overseas. In certain limited circumstances, however, a prior notification of such acquisition must be filed with the Minister of Finance and any other competent Minister, who may modify or prohibit the proposed acquisition.

Deposit and Withdrawal under American Depositary Facility

The deposit of shares with Mizuho Corporate Bank, in its capacity as custodian and agent for the depositary, in Tokyo, the issuance of ADSs by the depositary to a non-resident of Japan in respect of the deposit and the withdrawal of the underlying shares upon the surrender of the ADR are not subject to any of the formalities or restrictions referred to above. However, where as a result of a deposit or withdrawal the aggregate number of shares held by the depositary, including shares deposited with Mizuho Corporate Bank as custodian for the depositary, or the holder surrendering the ADR, as the case may be, would be 10% or more of the total outstanding shares, a report will be required, and in specified circumstances, a prior notification may be required, as noted above.

10.E. Taxation

Japanese Taxation

The following is a general summary of major Japanese national tax consequences to holders of shares or ADSs representing shares of our common stock who are non-residents of Japan or non-Japanese corporations without a permanent establishment in Japan to which the relevant income is attributable, which we refer to as “non-resident holders” in this section. The statements regarding Japanese tax laws set forth below are based on the laws in force and as interpreted by the Japanese tax authorities as at the date of this Annual Report and are subject to changes in the applicable Japanese laws or tax treaties, conventions or agreements, or interpretations thereof, occurring after that date. This summary is not exhaustive of all possible tax considerations that may apply to a particular investor, and potential investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of shares or ADSs, including specifically the tax consequences under Japanese law, the laws of the jurisdiction of which they are resident and any tax treaty, convention or agreement between Japan and their country of residence, by consulting their own tax advisers.

For the purpose of Japanese tax law and the tax treaty between the United States and Japan, a U.S. holder of ADSs will generally be treated as the owner of the shares underlying the ADSs evidenced by the ADRs.

Generally, a non-resident holder of shares of our stock is subject to Japanese income tax collected by way of withholding on dividends paid by us, and we will withhold such tax prior to payment of dividends. Stock splits are, in general, not a taxable event.

In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations on their shares of stock to non-resident holders is generally 20% under Japanese tax law. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as shares of our common stock or ADSs) to non-resident holders, other than any individual who holds 5% or more of the total number of shares issued by the relevant Japanese corporation, the aforementioned 20% withholding tax rate is reduced to (i) 7% for dividends due and payable on or before March 31, 2008 and (ii) 15% for dividends due and payable on or after April 1, 2008.

Under the income tax treaty between the United States and Japan, the maximum rate of Japanese withholding tax which may be imposed on dividends paid to a qualified United States resident eligible to enjoy treaty benefits that is either a corporation owning, directly or indirectly, less than 10% of the voting stock of a Japanese corporation or an individual is generally reduced to 10% of the gross amount actually distributed, except where such United States resident conducts business in Japan through a permanent establishment situated therein and the holding in respect of which the dividends are paid is effectively connected with such permanent establishment. Dividends paid to pension funds which are qualified United States residents eligible to enjoy treaty benefits are exempt from Japanese income taxation by way of withholding or otherwise unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension funds. Under Japanese tax law, any reduced maximum rate applicable under a tax treaty shall be available when such maximum rate is below the rate otherwise applicable under the Japanese tax law referred to in the preceding paragraph with respect to the dividends to be paid by us on shares of our common stock or ADSs. In the case of non-resident holders receiving dividends paid by us on ADSs, any reduced rate or exemption provided under any applicable tax treaty will be applicable to such non-resident holders if the Depositary or its Agent submits two Application Forms (one before payment of dividends and the other within eight months after our fiscal year-end or semi-fiscal year-end), together with certain other documents. To claim this reduced rate or exemption, non-resident holders of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership, as applicable, and to provide other information or documents as may be required by the Depositary. Non-resident holders who are entitled, under any applicable tax treaty, to a reduced rate of Japanese withholding tax below the rate otherwise applicable under Japanese tax law, or exemption therefrom, as the case may be, but fail to submit the required application in advance may nevertheless be entitled to claim a refund from the relevant Japanese tax authority of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident holders are entitled to a reduced treaty rate under the applicable income tax treaty) or the full amount of tax withheld (if such non-resident holders are entitled to an exemption under the applicable income tax treaty), as the case may be, from the relevant Japanese tax authority, by complying with a certain subsequent filing procedure.

We do not assume any responsibility to ensure withholding at the reduced rate, or exemption therefrom, for holders who would be eligible under an applicable tax treaty but who do not follow the required procedures as stated above.

Gains derived from the sale or other disposition of shares or ADSs within or outside Japan by a non-resident holder, who is a portfolio investor, are not, in general, subject to Japanese income tax or corporation tax.

Any deposits or withdrawals of shares by a non-resident holder in exchange for ADSs are, in general, not subject to Japanese income or corporation tax.

Japanese inheritance and gift taxes, at progressive rates, may be payable by an individual who has acquired our shares or ADSs from an individual, as a legatee, heir or donee, even if none of the acquiring individual, the decedent or the donor is a Japanese resident.

U.S. Taxation

The following sets forth the material United States federal income tax consequences of the ownership of shares and ADSs as of the date hereof. The discussion set forth below is applicable to U.S. Holders (as defined below) (i) who are residents of the United States for purposes of the current income tax treaty between Japan and the United States (the “Treaty”), (ii) whose shares or ADSs are not, for purposes of the Treaty, effectively connected with a permanent establishment in Japan and (iii) who otherwise qualify for the full benefits of the Treaty.

The following summary is not a complete analysis or description of all potential U.S. federal income tax consequences to a particular U.S. holder. It does not address all U.S. federal income tax considerations that may be relevant to all categories of potential purchasers, certain of which (such as banks or other financial institutions, insurance companies, dealers in securities or currencies, tax-exempt entities, non-U.S. persons, persons holding a share or an ADS as part of a “straddle,” “hedge,” conversion or integrated transaction, partnerships or other pass-through entities for U.S. federal income tax purposes, traders in securities who have elected the mark-to-market method of accounting for their securities, regulated investment companies, real estate investment trusts, holders whose “functional currency” is not the U.S. dollar, holders liable for alternative minimum tax and holders of 10% or more of our voting shares) are subject to special tax treatment. This summary does not address any foreign, state, local or other tax consequences of investments in our shares or ADSs.

This summary addresses only shares or ADSs held as capital assets.

As used herein, a “U.S. holder” is a beneficial owner of shares or ADSs, as the case may be, that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons as described in Section 7701(a)(30) of the Code or (2) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership holds shares or ADSs, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding shares or ADSs, you should consult your tax advisor.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

We urge U.S. holders to consult their own tax advisors concerning the U.S. federal, state and local and other tax consequences to them of the purchase, ownership and disposition of shares or ADSs.

The U.S. Treasury has expressed concerns that parties through whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described in “—Taxation of Dividends” below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Japanese taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described in “—Taxation of Dividends” below, could be affected by actions taken by parties through whom the ADSs are released.

ADSs

If a U.S. holder holds ADSs, for U.S. federal income tax purposes, such holder will generally be treated as the owner of the underlying shares that are represented by such ADSs. Accordingly, deposits or withdrawals of shares in exchange for ADSs are not subject to U.S. federal income tax.

Taxation of Dividends

The gross amount of any distribution received with respect to our shares or ADSs (including amounts withheld to reflect Japanese withholding taxes), will be taxable as dividends, to the extent paid out of the current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). The amount of distribution of property other than cash will be the fair market value of such property on the date of the distribution. Such cash or non-cash income, including withheld taxes, will be includable in a U.S. holder’s gross income as ordinary income on the day actually or constructively received by such U.S. holder in the case of shares, or by the depositary, in the case of ADSs. Such dividends received by a U.S. holder will not be eligible for the “dividends-received deduction” allowed to U.S. corporations in respect of dividends received from other U.S. corporations. To the extent that an amount received by a U.S. holder exceeds such holder’s allocable share of our current and accumulated earnings and profits, such excess will be applied first to reduce such holder’s tax basis in its shares or ADSs, thereby increasing the amount of gain or decreasing the amount of loss recognized on a subsequent disposition of the shares or ADSs. Then, to the extent such distribution exceeds such U.S. holder’s tax basis, such excess will be treated as capital gain. However, we do not expect to keep earnings and profits in accordance with U.S. federal income tax principles. Therefore, U.S. holders should expect that a distribution will generally be treated as a dividend.

The amount of the dividend paid in Japanese yen will be the U.S. dollar value of the Japanese yen payments received. This value will be determined at the spot Japanese yen/U.S. dollar rate on the date the dividend is received by the depositary in the case of U.S. holders of ADSs, or by the shareholder in the case of U.S. holders of shares, regardless of whether the dividend payment is in fact converted into U.S. dollars at that time. If the Japanese yen received as a dividend are not converted into U.S. dollars on the date of receipt, a U.S. holder will have basis in such Japanese yen equal to their dollar value on the date of receipt, and any foreign currency gains or losses resulting from the conversion of the Japanese yen will generally be treated as U.S. source ordinary income or loss.

The maximum rate of withholding tax on dividends paid to you pursuant to the Treaty is 10%. As discussed under “—Japanese Taxation” above, you will be required to properly demonstrate to us and the Japanese tax authorities your entitlement to the reduced withholding rate under the Treaty. Subject to certain limitations, the Japanese tax withheld will be creditable against the U.S. holder’s U.S. federal income tax liability or may be claimed as a deduction from the U.S. holder’s federal adjusted gross income provided that the U.S. holder elects to deduct all foreign taxes paid on the same taxable year. For foreign tax credit limitation purposes, the dividend will be income from sources outside the United States. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends we pay will generally constitute “passive income.” Further, in certain circumstances, if a U.S. holder:

•	has held shares or ADSs for less than a specified minimum period during which such U.S. holder is not protected from the risk of loss; or

•	is obligated to make payments related to the dividends,

such U.S. holder will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on shares or ADSs. The rules governing U.S. foreign tax credits are very complex and U.S. holders should consult their tax advisors regarding the availability of foreign tax credits under their particular circumstances.

With respect to non-corporate U.S. investors, certain dividends received before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. A qualified foreign corporation includes a corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the U.S. Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The U.S. Treasury Department has determined that the Treaty meets these requirements. In addition, it is expected that we will be eligible for the benefits of the Treaty. However, a foreign corporation is also treated as a qualified foreign corporation with respect to individuals paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs will, upon listing on the New York Stock Exchange, be readily tradable on an established securities market in the United States. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. Non-corporate holders who do not meet a minimum holding period requirement during which they are not protected from a risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. U.S. holders should consult their own tax advisors regarding the application of the foregoing rules to their particular circumstances.

Taxation of Capital Gains

Upon a sale or other disposition of shares or ADSs, a U.S. holder will recognize gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. holder’s tax basis, determined in U.S. dollars, in such shares or ADSs. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. holder’s holding period for such shares or ADSs exceeds one year. A U.S. holder’s adjusted tax basis in its shares or ADSs will generally be the cost to the holder of such shares or ADSs. Any such gain or loss realized by a U.S. holder upon disposal of the shares or ADSs will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Rules

Based on our projected composition of income and valuation of assets, including goodwill, we do not believe that we will be a passive foreign investment company (“PFIC”) for this year and do not expect to become one in the future, although there can be no assurance in this regard. However, PFIC status is a factual determination that is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in valuation or composition of our income or assets. In addition, this determination is based in part upon certain proposed U.S. Treasury regulations that are not yet in effect (the

“Proposed Regulations”) and are subject to change in the future. The Proposed Regulations and other administrative pronouncements from the IRS provide special rules for determining the character of income and assets derived in the banking business for purposes of the PFIC rules. Although we believe we have adopted a reasonable interpretation of the Proposed Regulations and administrative pronouncements, there can be no assurance that the IRS will follow the same interpretation.

In general, a foreign corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income; or

•	at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income.

The 50% of value test is based on the average of the value of our assets for each quarter during the taxable year. If we own at least 25% by value of another company’s stock, we will be treated, for purposes of the PFIC rules, as owning the proportionate share of the assets and receiving our proportionate share of the income of that company.

If we are a PFIC for any taxable year during which a U.S. holder holds the common stock, the U.S. holder will be subject to special tax rules with respect to any “excess distribution” that the U.S. holder receives and any gain the U.S. holder realizes from the sale or other disposition (including a pledge) of the common stock.

These special tax rules generally will apply even if we cease to be a PFIC in future years. Distributions U.S. holders receive in a taxable year that are greater than 125% of the average annual distributions they received during the shorter of the three preceding taxable years or their holding period for the common stock will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over the U.S. holder’s holding period for the common stock;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

•	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

Alternatively, a U.S. holder could make a mark-to-market election provided that our common stock is regularly traded on a qualified exchange or other market. Our common stock is listed and regularly traded on the Tokyo Stock Exchange, so this election will be available to U.S. holders. In addition, a U.S. holder of shares in a PFIC can sometimes avoid the rules described above by electing to treat the company as a “qualified electing fund” under section 1295 of the Code. This option is not available to U.S. holders of common stock because we do not intend to comply with the requirements necessary to permit U.S. Holders to make this election.

If a U.S. holder holds common stock in any year in which we are classified as a PFIC, such holder would be required to file IRS Form 8621.

U.S. holders should consult their own tax advisors concerning the determination of our PFIC status and the U.S. federal income tax consequences of holding common stock if we are considered a PFIC in any taxable year.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends in respect of the shares or the proceeds from the sale, exchange or redemption of the shares paid within the United States, and, in some cases, outside of the United States, to you, unless you are an exempt recipient, such as a corporation. In addition, backup withholding tax may apply to those amounts if you fail to provide an accurate taxpayer identification number or fail either to report interest and dividends required to be shown on your U.S. federal income tax returns or make certain certifications. The amount of any backup withholding from a payment to you will be allowed as a refund or credit against your U.S. federal income tax liability, provided you furnish the required information to the IRS.

10.F. Dividends and Paying Agents

Following shareholders’ approval, annual dividends may be distributed in cash to shareholders of record as of March 31 in each year in proportion to the number of shares of common stock held by each shareholder. Additionally, we may, by resolution of the board of directors, make interim dividend payments in cash to shareholders of record as of September 30 in each year.

Dividends payable to non-residents of Japan or non-Japanese corporations are subject to Japanese withholding tax. See “Item 10.E. Additional Information—Taxation—Japanese Taxation.”

The paying agent for dividends on our common stock is Mizuho Trust & Banking.

For a further discussion of dividends on our common stock, see “Item 10.B. Additional Information—Memorandum and Articles of Association—Common Stock—Dividends” in this registration statement, which includes other information required by Item 10.F.

10.G. Statement by Experts

The consolidated financial statements of Mizuho Financial Group as of and for the fiscal years ended March 31, 2005 and 2006, appearing in this registration statement have been audited by Ernst & Young ShinNihon, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The registered address of Ernst & Young ShinNihon is Hibiya Kokusai Building, 2-3, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-0011, Japan.

10.H. Documents on Display

Following effectiveness of this registration statement, we will be subject to the information requirements of the U.S. Securities Exchange Act of 1934 and, in accordance therewith, we will file reports, including annual reports on Form 20-F, and other information, including information filed on Form 6-K, with the U.S. Securities and Exchange Commission. These reports, including this registration statement on Form 20-F and the exhibits thereto, and other information can be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can also obtain copies of such materials by mail, at prescribed fees, from the Commission’s Public Reference Room or from commercial document retrieval services. You may obtain information on the operation of the Commission’s Public Reference Room by calling the Securities and Exchange Commission in the United States at 1-800-SEC-0330. You can also access to the documents filed via the Electronic Data Gathering, Analysis, and Retrieval system on the Commission’s website (http://www.sec.gov).

10.I. Subsidiary Information

Not applicable.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Progress in financial deregulation and internationalization has led to rapid growth in the diversity and complexity of banking operations, exposing financial institutions to various risks, including credit, market operations, information technology, legal, settlement and other risks. We recognize the conducting of operations tailored to the risks and managing such risks as a key issue relating to overall management. In order to implement our business strategy while maintaining our financial stability, we maintain comprehensive risk management and control measures. We maintain basic policies for risk management established by our board of directors that are applicable to the entire Mizuho group. These policies clearly define the kinds of risks to be managed, set forth the organizational structure and provide for the human resources training necessary for appropriate levels of risk management. The policies also provide for audits to measure the effectiveness and suitability of the risk management structure. In line with these basic policies, we maintain various measures to strengthen and enhance the sophistication of our risk management system.

Approach to Basel II

Current regulations for international standards of the health of banks, first implemented in 1992, will be revised in light of developments in risk management methods. These amended regulations, known as “Basel II,” are scheduled to be implemented in Japan beginning March 2007. These regulations focus on three main points. The first is minimum capital requirements relating to risk which should be maintained by banks, with respect to which the calculation method for credit risk will be changed and operational risk will be added. The second is a regulatory review process with respect to assessment of risks that cannot be fully addressed through minimum capital requirements alone. The third is market discipline allowing for assessment by the market through appropriate disclosure. Based on the principles of Basel II, we are moving forward with preparations to implement the prescribed procedures by the time of effectiveness.

Risk Management

Risk Management Structure

Each of our subsidiaries adopts appropriate risk management measures for its business based on the size and nature of its risk exposures, while Mizuho Financial Group controls risk management for the Mizuho group as a whole. Mizuho Financial Group regularly receives reports and applications concerning the risk management situation from our principal banking subsidiaries and other core group companies and gives them appropriate instructions concerning risk management. Our principal banking subsidiaries and other core group companies each maintains its own system for managing various types of risk, regularly receiving reports on the status of risk at their respective subsidiaries, and gives them appropriate instructions concerning risk management.

Basic Approach

We classify our risk exposures according to the various kinds of risk, including credit risk, market risk, liquidity risk and operational risk, and manage each type of risk according to its characteristics. In addition to managing each type of risk individually, we have established a risk management structure to identify and evaluate overall risk and, where necessary, to devise appropriate responses to keep risk within limits that are managerially acceptable in both qualitative and quantitative terms. In line with the basic policies relating to overall risk management laid down by Mizuho Financial Group, companies within the Mizuho group identify risk broadly and take a proactive and sophisticated approach to risk management, including methodologies for operations that involve exposures to multiple categories of risk such as settlement and trust businesses.

Risk Capital Allocation

We endeavor to obtain a clear grasp of the group’s overall risk exposure and have implemented measures to keep such risks within the group’s financial base in accordance with the risk capital allocation framework. More specifically, we allocate risk capital to our principal banking subsidiaries, including their respective subsidiaries, and other core group companies to control risk within the limits set for each company. We also control risk within managerially acceptable limits by working to ensure that the overall risk we hold on a consolidated basis does not exceed shareholders’ equity and other measures of financial strength. To ensure the ongoing financial health of Mizuho Financial Group, our principal banking subsidiaries and other core group companies, we regularly monitor the manner in which risk capital is being used in order to obtain a proper grasp of the risk profile within this framework. Reports are also submitted to the board of directors and other committees of each company. Risk capital is allocated to Mizuho Corporate Bank, Mizuho Bank, Mizuho Securities and Mizuho Trust & Banking by risk category, and is further allocated within their respective business units based on established frameworks.

Credit Risk Management

We define credit risk as the Mizuho group’s exposure to the risk of losses that may be incurred due to a decline in, or total loss of, the value of assets and off-balance-sheet instruments, as a result of deterioration in a counterparty’s financial position. We have established the methods and structures necessary for grasping and managing credit risk, which has become increasingly complex due to financial deregulation, internationalization and the growing sophistication of transactions. Mizuho Financial Group manages credit risk for the Mizuho group as a whole. More specifically, we have adopted two different but mutually complementary approaches toward credit risk management. The first of these is to curb losses arising from the emergence of credit risk by controlling the entire process for each individual transaction, from granting credit to recovery, on the basis of our assessment of the credit quality of the counterparties involved. The second is to manage the portfolio using statistical methods to measure the potential for credit risk in order to identify such risk and devise appropriate responses.

Credit Risk Management Structure

Credit Risk Management of the Mizuho Group

Our board of directors determines the Mizuho group’s basic credit risk management policies. In addition, the portfolio management committee of Mizuho Financial Group discusses and coordinates basic credit risk policy and overall credit portfolio management and monitoring for the Mizuho group. The chief risk officer of Mizuho Financial Group is responsible for matters relating to credit risk management planning and operations. The Risk Management Division and the Credit Risk Management Division of Mizuho Financial Group jointly monitor, analyze and submit suggestions concerning credit risk and formulate and execute plans in connection with basic matters pertaining to credit risk management.

Credit Risk Management at Our Principal Banking Subsidiaries and Other Core Group Companies

Our principal banking subsidiaries and other core group companies manage their credit risk according to the scale and nature of their exposures in line with basic policies set forth by Mizuho Financial Group. Each company’s board of directors determines key matters pertaining to credit risk. Our principal banking subsidiaries have each established business policy committees to discuss and coordinate overall management of their individual credit portfolios and transaction policies towards obligors. The senior executive officer of each principal banking subsidiary responsible for risk management oversees matters relating to credit risk management planning and operations. The credit risk management division of each principal banking subsidiary is responsible for credit management and credit risk measuring and monitoring, and such division regularly presents reports regarding the risk management situation of such banking subsidiary to Mizuho Financial Group. Individual credit examination divisions approve individual transactions in accordance with the lines of authority set forth in the basic policies for credit risk management. To provide checks and balances, each of our principal banking subsidiaries have also established credit review divisions to function as internal auditors that are independent of the business divisions.

Individual Credit Management

Our principal banking subsidiaries use a unified credit rating system and credit risk measurement tools to ascertain and monitor the status of their portfolios. They are also improving their credit decisions and post-transaction management functions by examining individual transactions from these viewpoints, providing internal audits and risk management guidance to individual business promotion offices. Mizuho Securities and other core group companies follow credit risk management procedures that suit the characteristics of their respective business sectors.

Credit business regulations

The basic code of conduct for all of our officers and employees engaged in the credit business is set forth in our credit business regulations. Seeking to fulfill the bank’s public and social role, our basic policy for credit business is determined in light of fundamental principles focusing on public welfare, safety, growth and profitability.

Credit rating

One of the most important elements of the risk management infrastructure of our principal banking subsidiaries is the use of a 16-grade unified credit rating system. In principle, credit ratings apply to all obligors and are subject to regular reviews at least once a year to reflect promptly the fiscal period end financial results of the obligors, as well as special reviews as required whenever a obligor’s credit standing changes. This enables our principal banking subsidiaries to monitor both individual obligors and the status of the overall portfolio in a timely fashion. Because we consider credit ratings to be an initial phase of the self-assessment process regarding the quality of our loans and off-balance-sheet instruments, such credit ratings are closely linked to the obligor classifications and are an integral part of the process for determining the provision for loan losses and charge-offs in our self-assessment of loans and off-balance-sheet instruments.

Self-assessment, provision for loan losses and off-balance-sheet instruments and charge-offs

We conduct self-assessment of assets to ascertain the status of assets both as an integral part of credit risk management and in preparation for appropriate accounting treatment, including provision for loan losses and off-balance-sheet instruments and charge-offs. During the process of self-assessment, obligors are categorized into certain groups taking into consideration their financial condition and their ability to make payments, and credit ratings are assigned to all obligors, in principle, to reflect the extent of their credit risks. The related assets are then categorized into certain classes based on the risk of impairment. This process allows us to identify and control the actual quality of assets and determine the appropriate accounting treatment, including provision for loan losses and off-balance-sheet instruments and charge-offs. Specifically, the credit risk management division of each of our principal subsidiaries is responsible for the overall control of the self-assessment of assets of the respective banking subsidiaries, cooperating with the administrative divisions specified for each type of asset, including loan portfolios and securities, in executing and managing self-assessments.

Credit screening

Prevention of new impaired loans through routine credit management is important in maintaining the quality of our overall loan assets. Credit decisions involve analysis and screening of each potential transaction within the relevant business division. In case the screening exceeds the authority of the division, the credit division at headquarters carries out the screening. The credit division has specialist departments for different industries, business sizes and regions, carries out timely and specialized examinations based on the characteristics of the customer and its market, and provides appropriate advice to the business division. In addition, in the case of obligors with low credit ratings and high downside risks, the business division and credit division jointly clarify their credit policy and in appropriate cases assist obligors at an early stage in working towards rehabilitation.

Collection and disposal of impaired loans

With respect to collection and disposal of impaired loans, a specialist unit is designed to pursue corporate revitalization or collection efforts as appropriate. Specifically, this typically involves business transfers, mergers and acquisitions, obtaining funding from business revitalization funds and the bulk sale of impaired loans. In addition, we concentrate our loan collection needs into Mizuho Servicing Co., Ltd., our subsidiary that specializes in performing collection services for our group companies.

Portfolio Management

Expected Loss and Unexpected Loss

We measure portfolio-based credit risk using statistical methods to calculate the risks related to losses due to problem loans. We use the following two key measurements to quantify such risk: “expected loss,” or the average amount of loss forecast for the next 12 months, and “unexpected loss,” or the maximum excess amount in the case where losses exceed the expected loss. In establishing transaction guidelines for credit transactions, we endeavor to match returns with the risk involved. Because actual credit losses must ultimately be absorbed by shareholders’ equity, we monitor credit portfolios from various viewpoints and, where necessary, impose restrictions so that the credit risk amount is covered by the corresponding risk capital range.

Risk Control Methods

We recognize two types of risk arising from allowing too large a proportion of overall credit risk to be allocated in certain areas. One type is “credit concentration risk,” which stems from granting excessive credit to certain individual counterparties. The other type is “chain-reaction default risk,” which arises from granting excessive credit to certain corporate groups, industrial sectors and other groupings. We manage these risks in line with our specific guidelines for each. The individual risk management divisions of our principal banking subsidiaries are responsible for monitoring adherence to these guidelines and reporting to their respective business policy committees.

Portfolios of Our Principal Banking Subsidiaries and Certain Other Core Group Companies

Mizuho Corporate Bank’s credit portfolio is notable for its international diversification between Japanese public companies and other major Japanese enterprises and overseas corporations. Mizuho Bank’s portfolio is diversified among relatively small accounts centered on individuals, domestic corporations including mainly small and medium-sized enterprises, public sector entities and other customers in Japan. While retaining the principal features of each of the two banking subsidiaries’ respective portfolios, we aim to reduce expected losses while simultaneously utilizing sophisticated financial tools based on which they make strategic acquisitions and sales of assets. While closely monitoring the potential for unexpected losses, they also aim to raise overall group capital efficiency, boost profitability and shareholder value, and enhance the sophistication of their credit risk management. To control credit concentration in certain companies, Mizuho Trust & Banking and Mizuho Securities have set credit limits according to their customers’ creditworthiness and control their portfolios in an appropriate manner by adhering to these limits.

Market and Liquidity Risk Management

We define market risk as the risk of losses incurred by the group due to fluctuations in interest rates, stock prices and foreign exchange rates. Our definition includes the risk of losses incurred when it becomes impossible to execute transactions in the market because of market confusion or losses arising from transactions at prices that are significantly less favorable than usual. We define liquidity risk as the risk of losses arising from funding difficulties due to a deterioration in our financial position that makes it difficult for us to raise the necessary funds or that forces us to raise funds at significantly higher interest rates than usual. Mizuho Financial Group manages market and liquidity risk for the Mizuho group as a whole.

The following diagram shows our risk management structure:

Market Risk Management Structure

Market Risk Management of the Mizuho Group

Our board of directors determines key matters pertaining to market risk management policies. The ALM & market risk management committee of Mizuho Financial Group broadly discusses and coordinates matters relating to basic asset and liability management policies, risk planning and market risk management and proposes responses to emergencies such as sudden market changes. The chief risk officer of Mizuho Financial Group is responsible for matters relating to market risk management planning and operations.

The Risk Management Division of Mizuho Financial Group is responsible for monitoring market risk, reports and analyses, proposals, setting limits and guidelines, and formulating and implementing plans relating to market risk management. The Risk Management Division assesses and manages overall market risk of the Mizuho group. It also receives reports from our principal banking subsidiaries and other core group companies on their market risk management that enable it to obtain a solid grasp of the risk situation, submitting reports to the chief executive officer on a daily basis and to our board of directors and the executive management committee of Mizuho Financial Group on a regular basis.

To manage market risk, we set limits that correspond to risk capital allocations according to the risk profiles of our principal banking subsidiaries and other core group companies. For trading and banking activities, we set limits for VaR and for losses. For banking activities, we set position limits based on interest rate sensitivity as needed.

These limits are discussed and coordinated by the ALM & market risk management committee, discussed further by the executive management committee, then determined by the chief executive officer. Various factors are taken into account including business strategies, historical limit usage ratios, risk-bearing capacity (profits, total capital and risk management systems), profit targets and the market liquidity of the products involved.

Market Risk Management at Our Principal Banking Subsidiaries and Other Core Group Companies

Our principal banking subsidiaries and Mizuho Securities which account for most of the Mizuho group’s exposure to market risk have formulated their basic policies in line with the basic policies determined by Mizuho Financial Group. Their boards of directors determine important matters relating to market risk management while their chief executive officers are responsible for controlling market risk. Their respective business policy committees, including their ALM & market risk management committees, are responsible for overall discussion and coordination of market risk management. Specifically, these committees discuss and coordinate matters relating to basic asset and liability management policies, risk planning and market risk management and propose responses to emergencies such as sudden market changes. The chief risk officer of each subsidiary is responsible for matters pertaining to planning and implementing market risk management. Based on a common group risk capital allocation framework, the above-mentioned subsidiaries manage market risk by setting limits according to the risk capital allocated to market risk by Mizuho Financial Group.

These companies have established specialized company-wide market risk management divisions to provide integrated monitoring of market risk, submit reports, analyses and proposals, set limits and formulate and implement plans relating to market risk management. The risk management divisions of each company submit reports on the status of market risk management to their respective chief executive officers and top management on a daily basis, and to their board of directors and executive management committee on a regular basis. They also provide regular reports to Mizuho Financial Group. To provide a system of mutual checks and balances in market operations, they have established middle offices specializing in risk management that are independent of their front offices, which engage in market transactions, and their back offices, which are responsible for book entries and settlements. When VaR is not adequate to control risk, the middle offices manage risk using additional risk indices, carry out stress tests and set stop loss limits as needed. They monitor their market liquidity risk for individual financial products in the market while taking turnover and other factors into consideration.

Liquidity Risk Management Structure

Liquidity Risk Management of the Mizuho Group

Our liquidity risk management structure is generally the same as the market risk management structure described above. However, the head of the Financial Control & Accounting Group of Mizuho Financial Group is additionally responsible for matters relating to planning and running cash flow management operations, while the Financial Planning Division is responsible for monitoring and adjusting the cash flow management situation and for planning and implementing cash flow management. Reports on the cash flow situation are submitted to the ALM & market risk management committee, the executive management committee and the chief executive officer.

We measure liquidity risk using indices pertaining to cash flow, such as limits on funds raised in the market. Limits on liquidity risk are discussed and coordinated by the ALM & market risk management committee, discussed further by the executive management committee and determined by the chief executive officer. We have established classifications for the cash flow conditions affecting the group, ranging from “normal” to “cause for concern” and “critical,” and have established procedures for dealing with cases which are deemed to fall into the “cause for concern” or “critical” categories.

Liquidity Risk Management at Our Principal Banking Subsidiaries and Other Core Group Companies

The liquidity risk management structures of Mizuho Corporate Bank, Mizuho Bank, Mizuho Trust & Banking and Mizuho Securities are generally the same as the aforementioned market risk management structures, but the senior executives responsible for risk management are responsible for matters pertaining to planning and conducting liquidity risk management, while the senior executives of the asset and liability management and trading units are responsible for matters pertaining to planning and conducting cash flow management.

The methodologies used for ensuring precise control of liquidity risk include the formulation of management indices pertaining to cash flow, such as limits on funds raised in the market. As with Mizuho Financial Group, the above-mentioned companies have established classifications for the cash flow affecting them, ranging from “normal” to “cause for concern” and “critical,’ and have established procedures for cases which are deemed to fall into the “cause for concern” or “critical” categories.

Each subsidiary has adopted stringent controls that call for the submission of reports on liquidity risk management and cash flow management to the ALM & market risk management committee and other business policy committees, the executive management committee and the chief executive officer of each subsidiary.

Back Testing and Stress Testing

In order to evaluate the effectiveness of market risk measurements calculated using the value-at-risk method, we carry out regular back tests to compare value-at-risk with assumptive profits and losses. The graph below shows daily value-at-risk of trading activities for the fiscal year ended March 31, 2006, and the corresponding paired distribution of profits and losses:

Note:	The data related to the common stock position held between December 8, 2005 and December 12, 2005 as a result of an erroneous order with the Tokyo Stock Exchange made by Mizuho Securities on December 8, 2005 is not included in the VaR and assumptive profits and losses in the graph above.

We had no cases where profits/losses exceeded value-at-risk during the period, and this confirms that our internal value-at-risk models are reasonably accurate in measuring our group’s market risk exposure.

Because the value-at-risk method is based on statistical assumptions, we conduct stress testing to simulate the levels of losses that could be incurred in cases where the market moves suddenly to levels that exceed these assumptions. The stress testing methods we use include the calculation of losses on the basis of the largest fluctuations occurring over a period of more than five years and the calculation of losses based on market fluctuations occurring during historical market events. The table below shows the assumed maximum loss results of stress testing in trading activities using the methods described above:

As of March 31, 2006
(in billions of yen)
Assumed maximum loss result calculated by stress testing	¥20.7

The Basel Committee on Banking Supervision plans to apply new capital adequacy requirements. As part of the new requirements, the losses arising from a banking book in hypothetical interest rate shock scenarios under certain stress conditions are estimated and compared with the sum of Tier 1 and Tier 2 capital. If the interest rate risk of the banking book leads to an economic value decline of more than 20% of the sum of Tier 1 and Tier 2 capital, we will be deemed an “outlier” and may be required to reduce the banking book risk or adopt other responses. In preparation for the introduction of the new requirements, we are reviewing our capital adequacy requirements and measuring losses arising from our banking book each month as part of its stress tests.

The table below shows the results of estimates of losses in the banking book as of March 31, 2006 in cases where interest rate fluctuations occur under stress conditions. The results of estimates of losses in the banking book show that they are 1.8 % of broadly-defined capital. In particular, the table shows a considerable reduction in the estimate of losses as a percentage of capital compared to the previous fiscal year as a result of our reducing the risks relating to increasing yen interest rate levels. Since the amount of risk on the banking book is therefore well within controllable limits, we do not fall under the “outlier” category.

Estimates under the outlier framework	Amount of loss	Broadly-defined capital	Loss ratio to capital
	(in billions of yen, except percentages)
As of March 31, 2005	¥429.6	¥8,020.2	5.4%
As of March 31, 2006	161.3	8,993.2	1.8
Effect of yen interest rate	94.0
Effect of dollar interest rate	52.8
Effect of euro interest rate	7.8

Notes:

(1)	In the above estimations, a part of demand deposits without fixed intervals for amending applicable interest rates are deemed core deposits and are treated accordingly in the calculation.
(2)	For the interest rate shock scenario used in connection with the above figures, we generate annual rate fluctuation data for five years derived from daily raw historical interest rate data of the past six years and then apply the actual fluctuation data, which show a rise in interest rates, at a 99.0% confidence level to the shock scenario.

Value-at Risk

We use the value-at-risk (VaR) method, supplemented with stress testing, as our principal tool to measure market risk. The value-at-risk method measures the maximum possible loss that could be incurred due to market movements within a certain time period (or holding period) and degree of probability (or confidence interval).

Trading Activities

VaR related to our trading activities is based on the following:

•	variance co-variance model for linear risk and monte-carlo simulation for non-linear risk;

•	confidence interval: one-tailed 99.0%;

•	holding period of one day; and

•	historical observation period of one year.

The following tables show the VaR related to our trading activities by risk category for the fiscal years ended March 31, 2005 and 2006 and as of March 31, 2005 and 2006:

	For the fiscal year ended March 31, 2005			As of March 31, 2005
Risk category	Daily average	Maximum	Minimum
	(in billions of yen)
Interest rate	¥1.9	¥3.7	¥0.9	¥1.2
Foreign exchange	1.1	2.8	0.3	0.6
Equities	0.9	1.5	0.6	0.9
Commodities	0.1	0.6	0.0	0.1

Total	¥2.9	¥4.3	¥2.0	¥2.2

	For the fiscal year ended March 31, 2006			As of March 31, 2006
Risk category	Daily average	Maximum	Minimum
	(in billions of yen)
Interest rate	¥1.7	¥2.7	¥1.1	¥2.4
Foreign exchange	1.1	1.8	0.3	0.9
Equities	1.4	3.2	0.5	3.0
Commodities	0.2	1.7	0.0	0.1

Total	¥3.2	¥5.5	¥2.0	¥5.1

The following graph shows VaR figures of our trading activities for the fiscal year ended March 31, 2006:

The following table shows VaR figures of our trading activities for the fiscal years indicated:

	Fiscal years ended March 31,
	2004	2005	2006
	(in billions of yen, except number of cases)
Maximum	¥4.7	¥4.3	¥5.5
Minimum	1.4	2.0	2.0
Average	3.1	2.9	3.2
The number of cases where profits/losses exceeded VaR	5 cases	no cases	no cases

Note:	The data related to the common stock position held between December 8, 2005 and December 12, 2005 as a result of an erroneous order with the Tokyo Stock Exchange made by Mizuho Securities on December 8, 2005 is not included in the VaR shown in the graph and table above.

Non-trading Activities

The VaR related to our banking activities is based on the same conditions as those of trading activities, but the holding period is one month.

The graph below shows the VaR related to our banking activities excluding our strategic equity portfolio for the year ended March 31, 2006. We attribute the reduction of VaR during the last few months amid rising yen interest rates to our effective risk management activities.

The following table shows the VaR figures relating to our banking activities denominated in yen for the fiscal years indicated:

	Fiscal years ended March 31,
	2004	2005	2006
	(in billions of yen)
Maximum	¥317.4	¥301.5	¥247.2
Minimum	78.9	186.1	152.8
Average	198.5	235.8	213.9

VaR is a commonly used market risk management technique. However, VaR models have the following shortcomings:

•	By its nature as a statistical approach, VaR estimates possible losses over a certain period at a particular confidence level using past market movement data. Past market movement, however, is not necessarily a good indicator of future events, particularly potential future events that are extreme in nature.

•	VaR may underestimate the probability of extreme market movements.

•	The use of a 99.0% confidence level, does not take account of, nor makes any statement about, any losses that might occur beyond this confidence level.

•	VaR does not capture all complex effects of various risk factors on the value of positions and portfolios and could underestimate potential losses.

We also conduct interest sensitivity analyses of interest risk, our main source of market risk. The following table shows sensitivity to yen interest risk in our banking activities as of the dates indicated. As shown in the table, we have reduced overall sensitivity to the risk of future increases in interest rates. Interest rate sensitivity (10 BPV) shows how much net present value varies when interest rates rise by 10 basis (0.1%), and it explains the impact of interest rate movements on net present value when short- and long-term interest rates behave differently.

	As of March 31,		Change
	2005	2006
	(in billions of yen)
Up to one year	¥(5)	¥(7)	¥(2)
From one to five years	(34)	(14)	20
Over five years	(5)	(6)	(1)

Total	¥(44)	¥(27)	¥17

Operational Risk Management

We define operational risk as the risk of loss that we may incur resulting from inadequate or failed internal processes, people and systems or from external events. We recognize that operational risk includes information technology risk, operations risk, legal risk, human resources risk, tangible asset risk, regulatory risk and reputational risk. We have determined risk management policies concerning risk management structures and methods for each kind of risk. Mizuho Corporate Bank, Mizuho Bank, Mizuho Trust & Banking, Mizuho Securities, Mizuho Investors Securities and Trust & Custody Services Bank each manage operational risk in an appropriate manner pursuant to risk management policies determined by Mizuho Financial Group.

Mizuho Financial Group, Mizuho Corporate Bank, Mizuho Bank, Mizuho Trust & Banking and Mizuho Securities share common rules for data gathering, and we measure operational risk on a regular basis, taking into account possible future loss events and the changes in the business environment and internal management.

We have established and are strengthening management methods and systems to appropriately identify, assess, measure, monitor and control the operational risks which arise from the growing sophistication and diversification of financial operations and developments relating to information technology by utilizing control self-assessments and improving measurement methods.

Certification of Information Security Management System

In September 2005, Mizuho Financial Group received certifications with respect to its information security management under a domestic standard (“Conformity Assessment Scheme for ISMS”) and a British standard

(BS7799-02:2002) for its all divisions. In September 2005, Mizuho Bank also received the same certifications for its “Planning, promotion and sales supporting divisions of financial products and services for individuals, corporate and public sector customers” of the head office. Mizuho Financial Group, as the holding company for the Mizuho group, is responsible for the planning, design and promotion of information security management of its group companies and has implemented various measures to enhance our management of information security, including protection of personal information. Mizuho Financial Group will encourage its other group companies to obtain similar certifications and will continue to make efforts to further strengthen information security management of the entire group.

Operations Risk Management

Operations risk is the risk that customers may suffer service disruptions, as well as the risk that customers or the group may incur losses because senior executives or employees fail to fulfill their tasks properly, cause accidents or otherwise act improperly.

In line with our basic policies regarding operations risk management, we have established a structure for improving operations by identifying and adopting appropriate measures for mitigating operations risk. More specifically, we have established clearly defined procedures for handling operations and periodically checking the status of operational processes. We have strengthened central operational guidance and oversight and are working to improve the operational expertise of staff and the risk management capabilities of managers. We are also implementing other policies, including the introduction of information technology, office automation and centralization to ensure efficient operations that reduce human error. Further, we are improving the effectiveness of our emergency responses by holding drills and taking other steps to minimize the impact of any possible system failure or disaster on our customers.

Information Technology Risk Management

Information technology risk is the risk that customers may suffer service disruptions, or that customers or the group may incur losses arising from system defects such as failures, faults, or incompleteness in computer operations, or illegal or unauthorized use of computer systems.

In line with our basic policies regarding system risk management as well as our information security policy, we continue to make determined efforts to ensure the stability of our information technology operations and the protection and safety of informational assets relating to systems. More specifically, we are pushing ahead with various efforts, identifying and evaluating information technology-related risk, implementing risk mitigation measures based on these evaluations, ensuring ongoing project management in such areas as process management in systems development and quality control and strengthening security to prevent information leaks. Further, we are improving the effectiveness of our emergency responses by improving our backup systems and holding drills and taking other steps to minimize the impact of any possible system failures or disasters on customers.

Reputational Risk Management

Reputational risk is the risk of incurring tangible or intangible losses as a result of damage to our credibility or the credibility of the Mizuho brand when market participants learn about, or the media reports on, various adverse events, including those that are inaccurate or false.

Mizuho Financial Group has established a framework under which, in the event it receives reports from companies within the Mizuho group concerning information that may have a serious impact on group management, it identifies and manages the reputational risk for the group as a whole on an integrated basis and responds to such reputational risk in a manner appropriate to its scale and nature.

Each of our group companies also works to identify rumors swiftly and minimize possible losses by devising appropriate responses depending on the urgency and possible impact of the situation.

Compliance

We consider ongoing compliance to be one of the fundamental principles of sound business management, and each of our group companies maintains its own compliance structure in line with the basic policies established by Mizuho Financial Group.

Compliance Structure

The chief executive officer of Mizuho Financial Group, Mizuho Corporate Bank and Mizuho Bank each generally oversees compliance matters of the respective company, and such chief executive officers also head their respective compliance committees at which important matters concerning compliance are discussed. The three companies also have individual compliance divisions under the chief compliance officer. These divisions are responsible for compliance planning and implementation and control overall compliance management at the respective company. At the level of each organizational unit (such as branches and divisions) at the three companies, the head of the unit is responsible for guidance and implementation related to compliance matters within such unit, and the compliance officer or the compliance administrator at each unit reviews the status of compliance.

Other core group companies such as Mizuho Trust & Banking and Mizuho Securities have also established compliance structures adapted to the characteristics of their respective businesses.

Mizuho Financial Group monitors the status of compliance of the Mizuho group through reports submitted by our principal banking subsidiaries and other core group companies and adopts appropriate responses when necessary.

Compliance at subsidiaries of our principal banking subsidiaries and other core group companies is monitored and managed by their respective parent.

Compliance Activities

We have established the “Mizuho Code of Conduct,” which sets forth clear and concrete standards of ethical behavior, and distributed it to all directors, senior management and employees of the Mizuho group so that they are well aware of its content and act accordingly.

Each of our group companies has also prepared a compliance manual, which serves as a practical guidebook for the rigorous compliance enforcement and clarifies the laws and regulations that the group companies must observe in pursuing their business activities and the compliance activities they are required to follow.

We conduct compliance training for directors, senior management and employees so that they are fully acquainted with the contents of the manual. We monitor the status of compliance levels through primary self assessments by individual organizational units and secondary assessments by the internal audit division of each company.

Every fiscal year, each of our group companies establishes a compliance program, which contains concrete measures for compliance enforcement such as measures related to the management of the compliance framework, training and assessments. Progress regarding the implementation of the compliance program is monitored every six months.

Internal Audit

Internal audits are designed as an integrated process, independent from other business operations, for evaluating the extent to which internal control achieves its objectives in key areas, including appropriate risk management, efficient and effective business operations, reliable financial reporting and compliance with laws, regulations and internal rules. We conduct internal audits from an objective and comprehensive standpoint, independent of operational reporting lines, and offer advice, guidance and remedial recommendations in connection with any problems that may be identified. Through this process, internal audits assist the boards of directors of each of our group companies to fulfill their managerial duties efficiently and effectively.

In line with the Basic Policy for Internal Audit established by Mizuho Financial Group, our principal banking subsidiaries and other core group companies conduct internal audits, which include the auditing of their respective subsidiaries. In addition, with respect to the management of risks applicable across the Mizuho group, we coordinate group-wide internal audits to assess the risk management status of the group as a whole.

Internal Audit Management Structure

Mizuho Financial Group

Our internal audit committee determines all important matters concerning internal audits. The committee is chaired by our president and chief executive officer and is independent of our other business operations.

Our internal audit committee monitors and manages internal audits at our principal banking subsidiaries and other core group companies through internal audit reports submitted by such subsidiaries. Our internal audit committee discusses and makes decisions regarding internal audits at our principal banking subsidiaries and other core group companies and submits the results, together with the results of their examination of their internal audit reports, to our board of directors.

Mizuho Corporate Bank and Mizuho Bank

Mizuho Corporate Bank and Mizuho Bank have also established internal audit committees that are independent of their other business operations.

Mizuho Corporate Bank and Mizuho Bank have established internal audit divisions and credit review divisions to conduct internal audits at their respective domestic and overseas business offices, head office divisions and group companies. Specifically, the internal audit divisions assess the suitability and effectiveness of business activities associated with compliance and risk management. The credit review divisions audit credit ratings and the status of credit management in addition to auditing the self-assessment of assets to verify the accuracy and suitability of matters deemed necessary to assure the soundness of assets.

Other Core Group Companies

Mizuho Trust & Banking, Mizuho Securities and our other core group companies have also established effective and efficient internal audit structures adapted to the characteristics of their respective businesses.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

American Depositary Shares

The Bank of New York, as depositary, will execute and deliver the American Depositary Receipts, or ADRs. Each ADR is a certificate evidencing a specific number of American Depositary Shares, or ADSs. Each ADS will represent 1/500th of a share of our common stock (or a right to receive 1/500th of a share) deposited with the Tokyo head office of Mizuho Corporate Bank, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADRs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York’s principal executive office is located at One Wall Street, New York, New York 10286.

You may hold ADSs either directly (by having an ADR registered in your name) or indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Japanese law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a holder of ADRs, you will have ADR holder rights. A deposit agreement among us, the depositary and you, as an ADR holder, and the beneficial owners of ADRs sets out ADR holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADRs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. The forms of the deposit agreement and the ADR are attached to this registration statement as Exhibits 2.3 and 2.2, respectively. Copies of the deposit agreement are also available for inspection by ADR holders at the corporate trust office of the depositary.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

•	Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and can not be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADR holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADR holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes that must be paid will be deducted. See “Item 10.E. Taxation—Japanese Taxation” in this registration statement. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

•	Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution or as a result of a stock split. The depositary will only distribute whole ADSs. It will sell shares by public or private sale (or, for such sale is not possible with respect to any portion of shares that is less than one unit, by sale to us) which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADRs, the outstanding ADSs will also represent the new shares.

•	Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to you. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADRs described in this section except for changes needed to put the necessary restrictions in place.

•	Other Distributions. The depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. However, the depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADRs, shares, rights or anything else to ADR holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADRs at its corporate trust office to the persons you request.

How do ADS holders cancel an ADR and obtain shares?

You may turn in your ADRs at the depositary’s corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares represented by the deliverable portion (as defined below) of the ADRs and any other deposited securities underlying the ADR to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

Upon surrender of an ADR by an ADR holder to the depositary, as a result of, and to the extent required by, the operation of applicable provisions of the Company Law or any other Japanese law, the depositary will effect delivery to such ADR holder of only that portion of shares (and any other deposited securities relating to such shares) comprising a share or an integral multiple thereof or, if and as long as the unit share system is adopted and applicable to the shares, a unit or an integral multiple thereof (the “deliverable portion” of such receipt or receipts). For the purpose of the foregoing sentence, the deliverable portion shall be determined on the basis of the aggregate number of shares represented by the entire amount of ADSs evidenced by the ADRs surrendered by the same ADR holder at the same time. The depositary will promptly advise such ADR holder as to the amount of shares and deposited securities, if any, represented by the non-deliverable portion of such ADRs and shall deliver to such ADR holder a new ADR evidencing such non-deliverable portion. In addition, the depositary shall notify such ADR holder of the additional amount of ADSs which such ADR holder would be required to surrender in order for the depositary to effect delivery of all the shares and deposited securities represented by the ADSs of such ADR holder.

Voting Rights

How do you vote?

You may instruct the depositary to vote the shares underlying your ADRs, but only if we ask the depositary to ask for your instructions. Otherwise, you won’t be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares in time to exercise your right to vote.

If we ask for your instructions, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will (1) describe the matters to be voted on and (2) explain how you may instruct the depositary to vote the shares or other deposited securities underlying your ADSs as you direct. For instructions to be valid, the depositary must receive them on or before the date specified in the voting materials. The depositary will try, as far as practical, subject to the laws of Japan and our articles of incorporation, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct.

If no voting instructions are received by the depositary from you with respect to any of the deposited securities represented by the ADSs evidenced by your ADRs on or before the date established by the depositary for submission of such instructions, the depositary shall deem you to have instructed the depositary to give a discretionary proxy to a person designated by us with respect to such deposited securities, and the depositary shall give a discretionary proxy to a person designated by us to vote such deposited securities. However, no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which we inform the depositary that (x) we do not wish such proxy given, (y) substantial opposition exists or (z) such matter materially and adversely affects the rights of holders of our shares of common stock.

So long as under Japanese law and our articles of incorporation votes may only be cast in respect of one or more whole units of shares, (i) the same instructions received from ADR holders shall be aggregated and the depositary shall endeavor insofar as is practicable to vote or cause to be voted the number of whole units in respect of which such instructions as so aggregated have been received, in accordance with such instruction, and (ii) such ADR holders acknowledge and agree in the deposit agreement that, if the depositary has received the same instructions any portion of which, after aggregation of all such instructions, constitutes instructions with respect to less than a whole unit of shares, the depositary will be unable to vote or cause to be voted the shares to which such portion of the instructions applies.

We can not assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions, provided that such nonaction or action is in good faith. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

Fees and Expenses

Persons depositing shares or ADR holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•      Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

•      Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.02 (or less) per ADS (to the extent not prohibited by the rules of any stock exchange on which the ADSs are listed for trading)	• Any cash distribution to you

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR holders

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADR or share or other deposited securities underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

The depositary has agreed to reimburse us for expenses we incur that are related to the establishment and maintenance of the ADR program, including investor relations expenses and NYSE application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors.

The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary also collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADRs or on the deposited securities underlying your ADRs. The depositary may refuse to transfer your ADRs or allow you to withdraw the deposited securities underlying your ADRs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities underlying your ADRs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:

•      Change the nominal or par value of our shares

•      Reclassify, split up or consolidate any of the deposited securities

•      Distribute securities on the shares that are not distributed to you

•      Recapitalize, reorganize, merge, sell all or substantially all of our assets, or take any similar action

The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the form of the ADRs without your consent if we and the depositary deem it necessary and desirable. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, cable, telex or facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADR holders, it will not become effective for outstanding ADRs until 30 days after the depositary notifies ADR holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADR, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement at our direction by mailing notice of termination to the ADR holders then outstanding at least 60 days prior to the date fixed in such notice for such termination. The depositary may also terminate the deposit agreement by mailing notice of termination at least 30 days prior to the date of termination to us and the ADR holders then outstanding if at any time 90 days shall have expired after the depositary shall have delivered to us a written notice of its election to resign and a successor depositary shall not have been appointed and accepted its appointment.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property and deliver shares and other deposited securities upon cancellation of ADRs. Four months after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADR holders that have not surrendered their ADRs. The depositary will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination, our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADRs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;

•	are not liable if either of us exercises discretion permitted under the deposit agreement;

•	are not liable to any ADR owner or holder for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	are not liable for any action or nonaction by either of us in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any ADR owner or any other person believed to be competent to give such advice or information; and

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the deposit agreement on your behalf or on behalf of any other party.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of an ADR, make a distribution on an ADR, or permit withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADRs or register transfers of ADRs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADRs

You have the right to cancel your ADRs and withdraw the underlying shares at any time except:

•	When temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares.

•	When you or other ADR holders seeking to withdraw shares owe money to pay fees, taxes and similar charges.

•	When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADRs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADRs

Unless requested in writing by us not to do so, the deposit agreement permits the depositary to deliver ADRs before the receipt of the underlying shares. This is called a pre-release of the ADR. The depositary may also deliver shares upon the receipt and cancellation of pre-released ADRs (even if the ADRs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADRs instead of shares to close out a pre-release. Each pre-release will be:

•	preceded or accompanied by a written representation and agreement from the person to whom ADRs are to be delivered that such person, or its customer, (i) owns the shares or ADRs to be remitted, as the case may be, (ii) assigns all beneficial rights, title and interest in such shares or ADRs, as the case may be, to the depositary in its capacity as such and for the benefit of the owners of the ADRs, and (iii) will not take any action with respect to such shares or ADRs, as the case may be, that is inconsistent with the transfer of beneficial ownership (including, without the consent of the depositary, disposing of such shares or ADRs, as the case may be), other than in satisfaction of such pre-release,

•	at all times fully collateralized with cash, U.S. government securities or such other collateral as the depositary determines, in good faith, will provide substantially similar liquidity and security,

•	terminable by the depositary on not more than five business days’ notice, and

•	subject to such further indemnities and credit regulations as the depositary deems appropriate. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Notices and Reports

The depositary will make available for ADR holders inspection at its corporate trust office any notices, reports and communications, including any proxy soliciting material, that it receives from us, if those notices, reports and communications are both (a) received by the depositary as the holder of the deposited securities and (b) made generally available by us to the holders of the deposited securities. If we ask it to, the depositary will also send you copies of those reports it receives from us.

In addition, we are subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly, file certain reports with the Securities and Exchange Commission. Such reports will be available for inspection and copying at the public reference facilities maintained by the Commission located at 100 F Street, N.E. Washington, D.C. 20549.

Inspection of Transfer Books

The depositary will keep books at its corporate trust office for the registration and transfer or ADRs, which will be open for your inspection at all reasonable times. However, such inspection shall not be for the purpose of communicating with other owners of ADSs in the interest of a business or object other than our business or other than related to the deposit agreement or the ADRs.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS	AND PROCEDURES

Not applicable.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

ITEM 16B.	CODE OF ETHICS

Not applicable.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17.    FINANCIAL STATEMENTS

We have elected to provide the financial statements and related information specified in Item 18.

ITEM 18. FINANCIAL	STATEMENTS

The information required by this item is set forth in our consolidated financial statements starting on page F-1 of this registration statement.

ITEM 19.    EXHIBITS

Exhibit Number	Description of Exhibits
1.1	Articles of Incorporation of Mizuho Financial Group, Inc., dated June 27, 2006 (English Translation)

1.2	Bylaws Regarding the Board of Directors of Mizuho Financial Group, Inc., effective from January 8, 2003 and as amended on June 27, 2006 (English Translation)

1.3	Regulations of Board of Corporate Auditors of Mizuho Financial Group, Inc., effective from January 9, 2003 and as amended on September 25, 2006 (English Translation)

1.4	Share Handling Regulations of Mizuho Financial Group, Inc., dated June 27, 2006 (English Translation)

2.1	Specimen of common stock certificates

2.2	Form of American Depositary Receipt

2.3	Form of Deposit Agreement among the registrant, The Bank of New York as Depositary and all owners and holders from time to time of American Depositary Receipts issued thereunder

8	List of significant subsidiaries of Mizuho Financial Group, Inc.—see “Item 4.C. Information on the Company—Organizational Structure.”

15.1	Consent of Independent Registered Public Accounting Firm

SELECTED STATISTICAL DATA

In preparing the selected statistical data set forth below, foreign activities are defined as business transactions that involve customers residing outside of Japan. However, as the operations of Mizuho Financial Group, Inc. and its consolidated subsidiaries (“the MHFG Group” or “the Group”) are highly integrated globally, the MHFG Group has made certain estimates and assumptions in allocating assets, liabilities, income and expense between domestic and foreign operations. The Group considers domestic and foreign activities determined by such methods to be representative of the Group’s operations.

I. Distribution of assets, liabilities and shareholders’ equity; interest rates and interest differential

Average balances of balance sheet items, interest and dividend income, interest expense and average yields and rates

The following tables show the MHFG Group’s average balances of balance sheet items, Interest and dividend income, Interest expense, and average yields and rates on interest-earning assets and interest-bearing liabilities for the fiscal years ended March 31, 2005 and 2006. Average balances are generally based on a daily average. Month-end or quarter-end averages are used for certain average balances where it is not practicable to obtain applicable daily averages. The average balances determined by such methods are considered to be representative of the MHFG Group’s operations.

	2005			2006
	Average balance	Interest and dividend income	Average yield	Average balance	Interest and dividend income	Average yield
	(in millions of yen, except percentages)
Assets:
Interest-earning assets:
Interest-bearing deposits in other banks:
Domestic	1,185,724	16,756	1.41%	876,669	25,256	2.88%
Foreign	562,228	13,246	2.36%	623,755	25,753	4.13%

Total	1,747,952	30,002	1.72%	1,500,424	51,009	3.40%

Call loans and funds sold, and receivables under resale agreements and securities borrowing transactions:
Domestic	8,270,811	4,447	0.05%	7,695,098	5,108	0.07%
Foreign	5,873,191	113,136	1.93%	7,284,547	262,218	3.60%

Total	14,144,002	117,583	0.83%	14,979,645	267,326	1.78%

Trading account assets:
Domestic	6,470,198	28,259	0.44%	7,832,031	20,494	0.26%
Foreign	3,981,682	45,089	1.13%	3,906,496	40,794	1.04%

Total	10,451,880	73,348	0.70%	11,738,527	61,288	0.52%

Investments:
Domestic	27,369,489	116,245	0.42%	30,404,607	155,345	0.51%
Foreign	4,653,561	167,341	3.60%	7,566,952	295,141	3.90%

Total	32,023,050	283,586	0.89%	37,971,559	450,486	1.19%

Loans (Note):
Domestic	60,500,762	935,924	1.55%	58,348,102	836,483	1.43%
Foreign	5,759,531	174,985	3.04%	7,269,244	291,315	4.01%

Total	66,260,293	1,110\ ,909	1.68%	65,617,346	1,127,798	1.72%

Total interest-earning assets:
Domestic	103,796,984	1,101,631	1.06%	105,156,507	1,042,686	0.99%
Foreign	20,830,193	513,797	2.47%	26,650,994	915,221	3.43%

Total	124,627,177	1,615,428	1.30%	131,807,501	1,957,907	1.49%

Non-interest-earning assets:
Cash and due from banks	5,254,894			4,929,162
Other non-interest-earning assets	5,610,550			6,106,938
Allowance for loan losses	(2,347,552)			(1,566,891)

Total non-interest-earning assets	8,517,892			9,469,209

Total average assets	133,145,069			141,276,710

Note:	Average balances of loans include all nonaccrual loans. The amortized portion of net loan origination fees (costs) is included in interest income on loans.

Within total average assets, the percentage attributable to foreign activities was 16.1% and 20.3%, respectively, for the fiscal years ended March 31, 2005 and 2006.

	2005			2006
	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate
	(in millions of yen, except percentages)
Liabilities and shareholders’ equity:
Interest-bearing liabilities:
Deposits:
Domestic	67,999,168	73,634	0.11%	60,741,984	121,644	0.20%
Foreign	2,988,780	58,003	1.94%	5,489,960	154,530	2.81%

Total	70,987,948	131,637	0.19%	66,231,944	276,174	0.42%

Debentures—Domestic	8,579,960	68,669	0.80%	7,256,478	48,208	0.66%
Short-term borrowings (Note):
Domestic	19,535,953	23,584	0.12%	21,047,835	37,380	0.18%
Foreign	8,385,717	158,945	1.90%	11,007,913	388,755	3.53%

Total	27,921,670	182,529	0.65%	32,055,748	426,135	1.33%

Trading account liabilities:
Domestic	4,091,023	32,270	0.79%	5,145,935	33,736	0.66%
Foreign	3,110,612	22,382	0.72%	3,254,557	19,103	0.59%

Total	7,201,635	54,652	0.76%	8,400,492	52,839	0.63%

Long-term debt:
Domestic	5,945,685	124,218	2.09%	6,430,593	126,063	1.96%
Foreign	818,874	16,868	2.06%	734,500	15,476	2.11%

Total	6,764,559	141,086	2.09%	7,165,093	141,539	1.98%

Total interest-bearing liabilities:
Domestic	106,151,789	322,375	0.30%	100,622,825	367,031	0.36%
Foreign	15,303,983	256,198	1.67%	20,486,930	577,864	2.82%

Total	121,455,772	578,573	0.48%	121,109,755	944,895	0.78%

Non-interest-bearing liabilities	7,580,961			16,343,314

Shareholders’ equity	4,108,336			3,823,641

Total average liabilities and shareholders’ equity	133,145,069			141,276,710

Net interest income and average interest rate spread		1,036,855	0.82%		1,013,012	0.71%

Net interest income as a percentage of average total interest-earning assets			0.83%			0.77%

Note:	Short-term borrowings consist of Due to trust accounts, Call money and funds purchased, Payables under repurchase agreements and securities lending transactions, Commercial paper, and Other short-term borrowings.

Within total average liabilities, which is the total of interest-bearing liabilities and non-interest-bearing liabilities shown in the above table, the percentage attributable to foreign activities was 12.7% and 15.9%, respectively, for the fiscal years ended March 31, 2005 and 2006.

Quantitative information under U.S. GAAP regarding average balances of balance sheet items, Interest and dividend income, Interest expense, and average yields and rates on interest-earning assets and interest-bearing liabilities for the fiscal year ended March 31, 2004 is not available. However, the MHFG Group observed the following trends in the fiscal year ended March 31, 2004, compared to the fiscal year ended March 31, 2005. Average balances and average yields on total interest-earning assets in the fiscal year ended March 31, 2004 were generally comparable to those in the fiscal year ended March 31, 2005. The average balance of Investments showed an increasing trend due primarily to the increase of investments in Japanese government bonds, while the average yield showed a decreasing trend due to the Group’s shifting investments from longer-term Japanese government bonds to shorter-term Japanese government bonds with lower yields. The average balance of Loans decreased due to the Group’s efforts to remove problem loans and low domestic loan demand, and the average yield showed a decreasing trend due to a decrease in loans to watch obligors which generally have a higher yield based on their higher risk compared to normal loans. Average balances and average rates on total interest-bearing liabilities in the fiscal year ended March 31, 2004 were generally comparable to those in the fiscal year ended March 31, 2005. The average rates on domestic interest-bearing liabilities were stable while the average rates on foreign interest-bearing liabilities increased. Comparing the fiscal year ended March 31, 2004 to the following fiscal year, there was a decrease in Debentures of approximately ¥2,000 billion, while there was an increase in Deposits in domestic operations of approximately ¥3,000 billion.

Analysis of net interest income

The following tables show changes in the MHFG Group’s Interest and dividend income, Interest expense, and Net interest income based on changes in volume and changes in rate for the fiscal year ended March 31, 2006 compared to the fiscal year ended March 31, 2005. Changes attributable to the combined impact of changes in rate and volume have been allocated proportionately to the changes due to volume changes and changes due to rate changes.

	Fiscal year ended March 31, 2006 versus fiscal year ended March 31, 2005
	Increase (decrease) due to changes in
	Volume	Yield	Net change
	(in millions of yen)
Interest and dividend income:
Interest-bearing deposits in other banks:
Domestic	(2,847)	11,347	8,500
Foreign	1,588	10,919	12,507

Total	(1,259)	22,266	21,007

Call loans and funds sold, and receivables under resale agreements and securities borrowing transactions:
Domestic	(279)	940	661
Foreign	32,305	116,777	149,082

Total	32,026	117,717	149,743

Trading account assets:
Domestic	8,583	(16,348)	(7,765)
Foreign	(838)	(3,457)	(4,295)

Total	7,745	(19,805)	(12,060)

Investments:
Domestic	13,815	25,285	39,100
Foreign	112,577	15,223	127,800

Total	126,392	40,508	166,900

Loans:
Domestic	(32,503)	(66,938)	(99,441)
Foreign	52,468	63,862	116,330

Total	19,965	(3,076)	16,889

Total interest and dividend income:
Domestic	(13,231)	(45,714)	(58,945)
Foreign	198,100	203,324	401,424

Total	184,869	157,610	342,479

	Fiscal year ended March 31, 2006 versus fiscal year ended March 31, 2005
	Increase (decrease) due to changes in
	Volume	Rate	Net change
	(in millions of yen)
Interest expense:
Deposits:
Domestic	(6,900)	54,910	48,010
Foreign	62,754	33,773	96,527

Total	55,854	88,683	144,537

Debentures—Domestic	(9,736)	(10,725)	(20,461)
Short-term borrowings:
Domestic	1,947	11,849	13,796
Foreign	61,110	168,700	229,810

Total	63,057	180,549	243,606

Trading account liabilities:
Domestic	4,248	(2,782)	1,466
Foreign	1,100	(4,379)	(3,279)

Total	5,348	(7,161)	(1,813)

Long-term debt:
Domestic	7,568	(5,723)	1,845
Foreign	(1,788)	396	(1,392)

Total	5,780	(5,327)	453

Total interest expense:
Domestic	(2,873)	47,529	44,656
Foreign	123,176	198,490	321,666

Total	120,303	246,019	366,322

Net interest income:
Domestic	(10,358)	(93,243)	(103,601)
Foreign	74,924	4,834	79,758

Total	64,566	(88,409)	(23,843)

II. Investment portfolio

The following table shows amortized cost, fair value and net unrealized gains (losses) of available-for-sale and held-to-maturity securities at March 31, 2004, 2005 and 2006:

	2004			2005			2006
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in millions of yen)
Available-for-sale securities:
Domestic:
Japanese government bonds	19,720,945	19,529,206	(191,739)	21,682,462	21,529,304	(153,158)	19,522,100	19,291,447	(230,653)
Mortgage-backed securities	99,621	98,530	(1,091)	110,051	110,702	651	207,595	203,047	(4,548)
Corporate bonds and other debt securities	1,915,810	1,925,018	9,208	2,568,799	2,587,557	18,758	4,324,059	4,284,509	(39,550)
Equity securities (marketable)	2,230,292	4,556,253	2,325,961	2,136,632	4,315,280	2,178,648	2,391,200	6,011,532	3,620,332

Total domestic	23,966,668	26,109,007	2,142,339	26,497,944	28,542,843	2,044,899	26,444,954	29,790,535	3,345,581

Foreign:
U.S. Treasury bonds	1,699,842	1,609,882	(89,960)	2,122,711	2,039,834	(82,877)	1,172,281	1,173,801	1,520
Other foreign gov’t bonds	1,617,288	1,583,571	(33,717)	767,121	777,358	10,237	1,677,222	1,695,649	18,427
Mortgage-backed securities	653,323	614,246	(39,077)	1,534,494	1,503,155	(31,339)	2,102,681	2,165,927	63,246
Corporate bonds and other debt securities	444,959	445,929	970	602,914	601,554	(1,360)	1,314,374	1,309,828	(4,546)
Equity securities (marketable)	20,266	27,294	7,028	15,873	29,483	13,610	37,615	57,109	19,494

Total foreign	4,435,678	4,280,922	(154,756)	5,043,113	4,951,384	(91,729)	6,304,173	6,402,314	98,141

Total	28,402,346	30,389,929	1,987,583	31,541,057	33,494,227	1,953,170	32,749,127	36,192,849	3,443,722

Held-to-maturity securities:
Domestic:
Japanese government bonds	897,546	898,183	637	1,117,496	1,124,118	6,622	1,168,206	1,163,791	(4,415)
Corporate bonds and other debt securities	18,059	18,087	28	52,911	53,482	571	51,435	51,081	(354)

Total domestic	915,605	916,270	665	1,170,407	1,177,600	7,193	1,219,641	1,214,872	(4,769)

Foreign:
U.S. Treasury bonds	—	—	—	289,160	283,205	(5,955)	316,508	305,606	(10,902)

Total foreign	—	—	—	289,160	283,205	(5,955)	316,508	305,606	(10,902)

Total	915,605	916,270	665	1,459,567	1,460,805	1,238	1,536,149	1,520,478	(15,671)

The following table shows the book values, contractual maturities and weighted average yields of available-for-sale and held-to-maturity debt securities at March 31, 2006. Fair value and amortized cost are the basis of the book value for available-for-sale and held-to-maturity debt securities, respectively. Weighted average yields are calculated based on amortized cost for all debt securities.

	Maturity
	One year or less		After one year through five years		After five years through ten years		After ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(in millions of yen, except percentages)
Available-for-sale securities:
Domestic:
Japanese government bonds	10,338,630	0.08%	4,951,596	0.75%	2,727,373	1.20%	1,273,848	0.66%	19,291,447	0.45%
Mortgage-backed securities	—	—%	—	—%	—	—%	203,047	1.75%	203,047	1.75%
Corporate bonds and other debt securities	380,316	0.76%	2,092,542	0.86%	880,420	0.80%	931,231	0.88%	4,284,509	0.84%

Total domestic	10,718,946	0.10%	7,044,138	0.78%	3,607,793	1.10%	2,408,126	0.84%	23,779,003	0.53%

Foreign:
U.S. Treasury bonds	192,144	3.08%	522,131	3.52%	414,539	4.20%	44,987	4.98%	1,173,801	3.75%
Other foreign gov’t bonds	217,863	2.20%	1,039,583	4.18%	399,766	3.93%	38,437	4.31%	1,695,649	3.87%
Mortgage-backed securities	3,437	4.85%	169,938	4.48%	170,478	3.91%	1,822,074	5.77%	2,165,927	5.52%
Corporate bonds and other debt securities	160,386	3.26%	634,225	3.29%	224,422	3.71%	290,795	3.71%	1,309,828	3.39%

Total foreign	573,830	2.81%	2,365,877	3.81%	1,209,205	3.98%	2,196,293	5.46%	6,345,205	4.31%

Total	11,292,776	0.24%	9,410,015	1.54%	4,816,998	1.83%	4,604,419	3.04%	30,124,208	1.33%

Held-to-maturity securities:
Domestic:
Japanese government bonds	200,112	0.46%	968,094	0.36%	—	—%	—	—%	1,168,206	0.38%
Corporate bonds and other debt securities	—	—%	51,435	1.18%	—	—%	—	—%	51,435	1.18%

Total domestic	200,112	0.46%	1,019,529	0.40%	—	—%	—	—%	1,219,641	0.41%

Foreign:
U.S. Treasury bonds	—	—%	316,508	3.37%	—	—%	—	—%	316,508	3.37%

Total foreign	—	—%	316,508	3.37%	—	—%	—	—%	316,508	3.37%

Total	200,112	0.46%	1,336,037	1.10%	—	—%	—	—%	1,536,149	1.02%

Other than U.S. Treasury bonds, U.S. government agency securities, which are included within foreign mortgage-backed securities in the above table, and Japanese government bonds, the MHFG Group held the following securities of individual issuers in which the aggregate book value exceeded 10% of the Group’s shareholders’ equity at March 31, 2006:

	Amortized cost	Fair value
	(in millions of yen)
German government bonds	631,430	643,521

In addition to Available-for-sale securities and Held-to-maturity securities, the MHFG Group’s Investments also include Other investments. See Note 4 “Investments” to the consolidated financial statements included elsewhere in this registration statement for information regarding Other investments.

III. Loan portfolio

Types of loans

The following table shows loans outstanding by domicile and industry of borrower at March 31, 2004, 2005 and 2006. Categorization of loans by industry is based on the loan classifications designated by the Bank of Japan for regulatory reporting purposes.

	2004	2005	2006
	(in millions of yen)
Domestic:
Manufacturing	9,219,534	7,943,154	7,792,723
Construction	2,047,612	1,745,172	1,563,511
Real estate	6,906,237	6,616,466	7,046,668
Services	9,780,774	9,095,014	9,208,751
Wholesale and retail	8,161,628	7,337,985	6,929,994
Banks and other financial institutions	7,897,622	6,201,142	6,540,940
Transportation	2,983,403	2,854,582	2,789,525
Other industries (Note)	5,129,763	5,969,766	6,857,783
Individuals:
Mortgage loans	10,895,420	10,536,877	10,655,069
Other	1,285,310	1,384,540	1,317,167

Total domestic	64,307,303	59,684,698	60,702,131

Foreign:
Government and official institutions	152,133	161,330	330,987
Banks and other financial institutions	386,681	671,678	1,437,166
Commercial and industrial	4,760,209	5,033,023	6,104,658
Other (Note)	46,356	77,568	205,411

Total foreign	5,345,379	5,943,599	8,078,222

Total	69,652,682	65,628,297	68,780,353
Less unearned income and deferred loan fees-net	51,309	58,961	69,392

Total loans before allowance for loan losses	69,601,373	65,569,336	68,710,961

Note:	Other industries of domestic and other of foreign include trade receivables and lease receivables of consolidated variable interest entities.

There were no concentrations of loans exceeding 10% of total loans which are not disclosed as a category of loans in the table above.

Quantitative information regarding loans outstanding under U.S. GAAP as of March 31, 2002 and 2003 is not available. However, the MHFG Group observed the following trends with respect to loans outstanding since March 31, 2002:

•	The volume of domestic loans decreased in almost all industries. In particular, loans to manufacturing, wholesale and retail, and banks and other financial institutions declined significantly. The downward trend continued through the fiscal year ended March 31, 2005 after which total domestic loans began to increase, resulting in a slight increase in total domestic loans as of March 31, 2006 compared to the end of the previous fiscal year.

•

The balance of foreign loans decreased after realigning the banking operations of the MHFG Group in April 2002 through the fiscal year ended March 31, 2004, as the Group gave priority to improvement in the quality of its loan portfolio and endeavored to decrease its risk-weighted assets, along with the Group’s strategy to restructure its foreign operations. As a result, the proportion of foreign loans to total loans decreased to below 8% as of March 31, 2004. Since that date, the balance of foreign loans has been increasing in terms of both volume and proportion within total loans and reached ¥8 trillion and 11.74%, respectively, as of March 31, 2006 due to efforts of the Group to expand its lending mainly to non-Japanese corporate customers as well as the depreciation of the yen against other major currencies.

Maturities and sensitivities of loans to changes in interest rates

The following table shows the maturities of loan portfolio by domicile and industry of borrower at March 31, 2006:

	Maturity
	One year or less	After one year through five years	After five years	Total
	(in millions of yen)
Domestic:
Manufacturing	4,836,613	2,599,719	356,391	7,792,723
Construction	864,862	522,778	175,871	1,563,511
Real estate	2,652,565	3,151,745	1,242,358	7,046,668
Services	5,707,915	2,527,110	973,726	9,208,751
Wholesale and retail	4,666,348	1,930,934	332,712	6,929,994
Banks and other financial institutions	4,284,299	1,470,640	786,001	6,540,940
Transportation	983,128	1,110,073	696,324	2,789,525
Other industries	5,257,336	981,107	619,340	6,857,783
Individuals	1,429,445	2,697,207	7,845,584	11,972,236

Total domestic	30,682,511	16,991,313	13,028,307	60,702,131
Foreign:
Total foreign	3,177,529	3,482,863	1,417,830	8,078,222

Total	33,860,040	20,474,176	14,446,137	68,780,353

Of the above loans due after one year, loans which had floating rates and fixed rates at March 31, 2006 were as follows:

(in millions of yen)
Floating rates	22,630,844
Fixed rates	12,289,469

Total	34,920,313

Impaired loans

The MHFG Group considers both loans that are subject to SFAS No.114, “Accounting by Creditors for impairment of a Loan-an amendment of FASB statement No.5 and 15” (“SFAS No.114”) and small balance, homogenous loans to be impaired when it is probable that the MHFG Group will be unable to collect all the scheduled payments of principal and interest when due according to the contractual terms of the loan. Among other things, restructured loans under SFAS No.15, “Accounting by Debtors and Creditors for Troubled Debt Restructuring” (“SFAS No.15”) and loans that are 90 days or more delinquent are generally considered to be impaired. All of the MHFG Group’s impaired loans are designated as nonaccrual loans. The following table shows the distribution of impaired loans at March 31, 2004, 2005 and 2006 by domicile and industry of borrower:

	2004	2005	2006
	(in millions of yen)
Domestic:
Manufacturing	556,251	133,109	106,094
Construction	182,003	98,314	53,213
Real estate	531,860	316,843	188,474
Services	504,868	292,016	140,044
Wholesale and retail	877,944	410,529	202,758
Banks and other financial institutions	77,505	8,445	4,876
Transportation	60,382	220,812	315,784
Other industries	161,802	50,531	8,686
Individuals	280,179	231,990	139,678

Total domestic	3,232,794	1,762,589	1,159,607
Foreign:
Total foreign	136,696	80,724	69,810

Total impaired loans	3,369,490	1,843,313	1,229,417

Quantitative information regarding impaired loans outstanding under U.S. GAAP as of March 31, 2002 and 2003 is not available. However, the MHFG Group observed the following trends with respect to impaired loans since March 31, 2002. The collapse of the “bubble economy” in the 1990’s and the subsequent asset deflation and prolonged economic weakness in Japan adversely affected the financial condition of many corporations, leading to a significant increase in the amount of the Group’s impaired loans, particularly loans to borrowers in the real estate and wholesale and retail industries. In 2002, the Japanese government introduced various measures as part of its Financial Revitalization Program. The goal of these measures was to reduce by half the amount of problem loans in the Japanese financial sector by March 31, 2005. In 2003, the Group established “revitalization subsidiaries” that specialized in promoting early corporate revitalization of customers and transferred loans of many troubled borrowers to them. The Group took many actions to reduce the amount of its impaired loans, such as collections, charge-offs and disposals as well as improving the borrowers’ credit rating through restructuring efforts. As a result of these efforts, the general quality of the Group’s loan portfolio improved significantly during the five-year period ended March 31, 2006, with significant and continuous declines in the balance of impaired loans beginning the fiscal year ended March 31, 2003, particularly loans to borrowers in the real estate and wholesale and retail industries. A similar trend was evident in the balance of foreign impaired loans, which has been decreasing significantly since the fiscal year ended March 31, 2003.

Had interest on nonaccrual loans been accrued at the original contractual terms, gross interest income on domestic nonaccrual loans outstanding during fiscal year ended March 31, 2006 would have been ¥39,265 million, of which ¥21,882 million was included in interest income on loans in the consolidated statements of income. Gross interest income which would have been accrued at the original contractual terms on foreign nonaccrual loans outstanding during fiscal year ended March 31, 2006 was approximately ¥5,309 million, of which ¥2,610 million was included in interest income on loans in the consolidated statements of income.

Cross-border outstandings

Cross-border outstandings are defined as loans (including accrued interest), acceptances, interest-bearing deposits with other banks, other interest-bearing investments and any other monetary assets denominated in Japanese yen or other non-local currencies. This cross-border disclosure is based on the reports to the Bank of Japan required under Japanese foreign exchange-related law. Local currency outstandings are netted out from cross-border outstandings.

The following table sets forth the cross-border outstandings to borrowers in countries with respect to which the total of such outstandings exceeded 0.75% of consolidated total assets at March 31, 2005:

	Public institutions	Banks	Others	Total	% of total assets	Undrawn commitments
	(in millions of yen, except percentages)
United States	4,194,067	210,797	1,296,887	5,701,751	4.08%	1,357,080
United Kingdom	5,483	386,451	877,854	1,269,788	0.91%	354,386

The following table sets forth the cross-border outstandings to borrowers in countries with respect to which the total of such outstandings exceeded 1% of consolidated total assets at March 31, 2006:

	Public institutions	Banks	Others	Total	% of total assets	Undrawn commitments
	(in millions of yen, except percentages)
United States	3,843,210	952,236	1,901,044	6,696,490	4.60%	2,306,077
United Kingdom	70,582	345,156	1,185,540	1,601,278	1.10%	488,205
Germany	828,374	346,213	347,087	1,521,674	1.05%	330,608

There was no country in which total cross-border outstandings was between 0.75% and 1% of consolidated total assets at March 31, 2006.

IV. Summary of loan loss experience

The following table shows an analysis of loan loss experience by domicile and industry of borrower for the fiscal years ended March 31, 2005 and 2006:

	2005	2006
	(in millions of yen, except percentages)
Allowance for loan losses at beginning of fiscal year	1,936,167	1,207,155
Provision (credit) for loan losses	55,035	(157,666)

Charge-offs:
Domestic:
Manufacturing	64,580	38,325
Construction	20,424	11,073
Real estate	312,526	85,264
Services	118,836	28,661
Wholesale and retail	221,326	44,763
Banks and other financial institutions	10,403	553
Transportation	20,028	5,463
Other industries	12,592	12,254
Individuals	88,036	63,702

Total domestic	868,751	290,058
Total foreign	7,336	15,671

Total charge-offs	876,087	305,729

Recoveries:
Domestic:
Manufacturing	5,394	3,589
Construction	9,431	6,464
Real estate	22,010	20,992
Services	8,478	10,241
Wholesale and retail	12,202	10,622
Banks and other financial institutions	2,871	1,023
Transportation	1,556	49
Other industries	3,480	1,896
Individuals	9,498	6,361

Total domestic	74,920	61,237
Total foreign	14,820	12,654

Total recoveries	89,740	73,891

Net charge-offs	786,347	231,838

Others (Note)	2,300	(5,330)
Balance at end of fiscal year	1,207,155	812,321

Ratio of net charge-offs to average loans outstanding	1.19%	0.35%

Note:	Others include primarily foreign exchange translation.

Quantitative information under U.S. GAAP regarding loan loss experience for the fiscal years ended March 31, 2002, 2003, and 2004 is not available. However, the MHFG Group observed the following trends during such fiscal years. The Group incurred significant provisions for loan losses in the fiscal years ended March 31, 2002 and 2003, due to the significant amount of impaired loans accumulated after the collapse of the “bubble economy”, as discussed in “III. Loan portfolio—Impaired loans”. The general quality of the Group’s loan portfolio began to improve starting in the fiscal year ended March 31, 2003, and the amount of its provision for loan losses peaked by the end of such fiscal year and decreased dramatically in subsequent fiscal years, with a reversal of the provision for loan losses being recorded in the fiscal year ended March 31, 2006. Similarly, the amount of its net charge-offs peaked in the fiscal year ended March 31, 2003, and decreased significantly in subsequent fiscal years with a small fluctuation.

The following table shows an allocation of the MHFG Group’s allowance for loan losses by domicile and industry of borrower at March 31, 2004, 2005 and 2006:

	2004		2005		2006
	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans
	(in millions of yen, except percentages)
Domestic:
Manufacturing	225,527	13.24%	88,365	12.10%	62,218	11.33%
Construction	70,478	2.94%	64,203	2.66%	28,040	2.27%
Real estate	347,050	9.92%	152,085	10.08%	74,063	10.24%
Services	252,666	14.04%	172,316	13.86%	91,499	13.39%
Wholesale and retail	422,316	11.72%	254,487	11.18%	143,580	10.08%
Banks and other financial institutions	168,556	11.34%	115,619	9.45%	85,360	9.51%
Transportation	32,760	4.28%	69,649	4.35%	114,837	4.06%
Other industries	73,954	7.36%	27,838	9.09%	9,363	9.97%
Individuals	233,798	17.49%	190,079	18.17%	138,528	17.41%
Mortgage loans	154,910	15.64%	116,042	16.06%	107,014	15.49%
Other	78,888	1.85%	74,037	2.11%	31,514	1.92%

Total domestic	1,827,105	92.33%	1,134,641	90.94%	747,488	88.26%
Total foreign	109,062	7.67%	72,514	9.06%	64,833	11.74%

Total allowance for loan losses	1,936,167	100.00%	1,207,155	100.00%	812,321	100.00%

Quantitative information under U.S. GAAP regarding the allocation of allowance for loan losses as of March 31, 2002 and 2003 is not available. However, the MHFG Group observed the following trends in the allowance for loan losses from March 31, 2002 through March 31, 2006. The allowance for loan losses for each of the industry categories generally began to decrease after the fiscal year ended March 31, 2003, as the balance of impaired loans significantly decreased. In particular, the allowance for loan losses to industries such as real estate and wholesale and retail, the amount of which had been significant due to the large amount of impaired loans that had been attributable to such industries, showed significant declines.

V. Deposits

The following table shows the average amount of, and the average rate on, the following deposit categories for the fiscal years ended March 31, 2005 and 2006:

	2005		2006
	Average amount	Average rate	Average amount	Average rate
	(in millions of yen, except percentages)
Domestic offices:
Non-interest-bearing demand deposits	4,894,896	—%	12,447,179	—%
Interest-bearing demand deposits	31,513,647	0.05%	25,603,238	0.08%
Deposits at notice (Note)	920,144	0.00%	699,977	0.00%
Time deposits	25,779,837	0.21%	25,690,710	0.38%
Certificates of deposit	9,785,540	0.02%	8,748,059	0.03%

Foreign offices, principally from banks located in foreign countries:
Non-interest-bearing demand deposits	262,039	—%	315,370	—%
Interest-bearing deposits, principally time deposits	2,805,026	1.91%	4,944,456	2.70%
Certificates of deposit	183,754	2.33%	545,504	3.88%

Total	76,144,883	0.17%	78,994,493	0.35%

Note:	Deposits at notice represent interest-bearing demand deposits which require the depositor to give two or more days notice in advance of withdrawal.

Quantitative information under U.S. GAAP regarding the average amount of, and the average rate on, deposits as of any date prior to March 31, 2005 is not available. However, the MHFG Group observed that the total average amount of deposits was gradually increasing from the fiscal year ended March 31, 2004 through the fiscal year ended March 31, 2006. The total average rate increased slightly from the fiscal year ended March 31, 2004 to the fiscal year ended March 31, 2005, and increased at a somewhat higher rate from the fiscal year ended March 31, 2005 to the fiscal year ended March 31, 2006. After March, 2005, when the non-interest-bearing ordinary deposit, which was a new product in the non-interest-bearing demand deposit category, was introduced, a portion of traditional ordinary deposit, which was in the interest-bearing demand deposit category, shifted to such new deposit. The average amount of non-interest-bearing ordinary deposits was ¥109 billion and ¥6,818 billion for the fiscal years ended March 31, 2005 and 2006, respectively.

The amounts of total deposits by foreign depositors in domestic offices at March 31, 2004, 2005 and 2006 were ¥728,395 million, ¥930,905 million and ¥869,967 million, respectively.

At March 31, 2006, the balance and remaining maturities of time deposits and certificates of deposit issued by domestic offices in amounts of ¥10 million (approximately US$85 thousand) or more as well as the balance of those deposits issued by foreign offices in amounts of US$100,000 or more are shown in the following table:

	Time deposits	Certificates of deposit	Total
	(in millions of yen)
Domestic offices:
Due in three months or less	9,302,632	8,014,600	17,317,232
Due after three months through six months	2,150,458	313,810	2,464,268
Due after six months through twelve months	2,247,385	12,980	2,260,365
Due after twelve months	1,687,001	12,400	1,699,401

Total	15,387,476	8,353,790	23,741,266
Foreign offices	5,195,887	1,005,334	6,201,221

Total	20,583,363	9,359,124	29,942,487

VI. Short-term borrowings

The following table shows certain additional information with respect to the MHFG Group’s short-term borrowings for the fiscal years ended March 31, 2004, 2005 and 2006. Information for the items marked “n.a.” for the fiscal year ended March 31, 2004 is unavailable due to the lack of related financial data under U.S. GAAP.

	2004		2005	2006
	(in millions of yen, except percentages)
Due to trust accounts:
Average balance outstanding during the fiscal year	n.a.		1,329,945	1,355,656
Maximum balance outstanding at any month-end during the fiscal year	n.a.		1,403,182	1,498,596
Balance at end of fiscal year	1,360,532		1,367,570	1,354,890
Weighed average interest rate during the fiscal year	n.a.	%	0.39%	0.41%
Weighed average interest rate on balance at end of fiscal year	0.38%		0.39%	0.37%

Call money and funds purchased, and payables under repurchase agreements and securities lending transactions:
Average balance outstanding during the fiscal year	n.a.		22,886,280	25,151,310
Maximum balance outstanding at any month-end during the fiscal year	n.a.		24,439,819	26,234,873
Balance at end of fiscal year	22,524,906		21,041,173	23,619,505
Weighed average interest rate during the fiscal year	n.a.	%	0.74%	1.62%
Weighed average interest rate on balance at end of fiscal year	0.50%		0.82%	1.55%

Commercial paper:
Average balance outstanding during the fiscal year	n.a.		2,067,445	1,455,015
Maximum balance outstanding at any month-end during the fiscal year	n.a.		2,475,024	1,432,768
Balance at end of fiscal year	1,862,340		2,475,024	965,995
Weighed average interest rate during the fiscal year	n.a.	%	0.14%	0.25%
Weighed average interest rate on balance at end of fiscal year	0.11%		0.16%	0.96%

Other short-term borrowings:
Average balance outstanding during the fiscal year	n.a.		1,638,000	4,093,767
Maximum balance outstanding at any month-end during the fiscal year	n.a.		5,189,051	8,115,098
Balance at end of fiscal year	942,187		5,189,051	6,293,099
Weighed average interest rate during the fiscal year	n.a.	%	0.20%	0.16%
Weighed average interest rate on balance at end of fiscal year	0.05%		0.08%	0.08%

MIZUHO FINANCIAL GROUP, INC.

1

Report of Independent Registered Public Accounting Firm

To Board of Directors and Shareholders

of Mizuho Financial Group, Inc.

We have audited the accompanying consolidated balance sheets of Mizuho Financial Group, Inc. and subsidiaries as of March 31, 2005 and 2006, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mizuho Financial Group, Inc. and subsidiaries at March 31, 2005 and 2006, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young ShinNihon

Tokyo, Japan

July 21, 2006

2

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2005 AND 2006

	2005	2006
	(in millions of yen)
Assets:
Cash and due from banks (Note 9)	5,682,532	3,459,672
Interest-bearing deposits in other banks (Note 9)	1,216,243	1,666,529
Call loans and funds sold	327,565	701,805
Receivables under resale agreements	5,006,183	5,979,643
Receivables under securities borrowing transactions	8,680,335	8,643,570
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥4,895,360 million in 2005 and ¥3,030,227 million in 2006) (Notes 3 and 9)	13,075,546	12,392,154
Investments (Notes 4 and 9):
Available-for-sale securities (including assets pledged that secured parties are permitted to sell or repledge of ¥5,012,962 million in 2005 and ¥5,482,229 million in 2006)	33,494,227	36,192,849
Held-to-maturity securities	1,459,567	1,536,149
Other investments	1,065,556	1,111,799
Loans (Notes 5,6 and 9)	65,569,336	68,710,961
Allowance for loan losses	(1,207,155)	(812,321)

Loans, net of allowance	64,362,181	67,898,640
Premises and equipment—net (Note 7)	841,632	839,894
Due from customers on acceptances	28,598	42,722
Accrued income	271,654	335,939
Goodwill (Note 8)	39,559	39,559
Deferred tax assets (Note 20)	1,175,199	996,533
Other assets (Notes 9, 14 and 21)	2,881,963	3,684,935

Total assets	139,608,540	145,522,392

See the accompanying Notes to the Consolidated Financial Statements.

3

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

MARCH 31, 2005 AND 2006

	2005	2006
	(in millions of yen)
Liabilities and shareholders’ equity:
Deposits (Notes 9 and 10):
Domestic:
Non-interest-bearing deposits	10,634,949	14,590,760
Interest-bearing deposits	65,869,308	60,909,963
Foreign:
Non-interest-bearing deposits	292,435	341,137
Interest-bearing deposits	3,722,022	6,861,830
Debentures (Note 11)	7,785,391	6,586,504
Due to trust accounts (Note 12)	1,367,570	1,354,890
Call money and funds purchased	5,017,512	6,192,054
Payables under repurchase agreements	8,357,544	10,079,585
Payables under securities lending transactions	7,666,117	7,347,866
Commercial paper	2,475,024	965,995
Other short-term borrowings	5,189,051	6,293,099
Trading account liabilities (Note 3)	9,938,317	10,445,247
Bank acceptances outstanding	28,598	42,722
Income taxes payable (Note 20)	43,360	52,496
Deferred tax liabilities (Note 20)	27,059	22,737
Accrued expenses	236,771	246,777
Long-term debt (Note 13)	4,788,775	5,384,991
Other liabilities (Notes 14 and 23)	3,097,462	3,161,739

Total liabilities	136,537,265	140,880,392

Commitments and contingencies (Note 23)
Minority interest in consolidated subsidiaries (Note 24)	201,747	296,286
Shareholders’ equity (Note 18):
Preferred stock (Note 15)	2,769,468	1,580,430
Common stock—no par value, authorized 25,000,000 shares in 2005 and 2006, issued 12,003,995 shares in 2005 and 2006 (Note 16)	3,105,754	3,547,726
Accumulated deficit (Note 17)	(3,642,945)	(2,647,768)
Accumulated other comprehensive income, net of tax	1,031,806	1,912,140
Less: Treasury stock, at cost—Common stock 1,158,194 shares in 2005 and 396,025 shares in 2006, Preferred stock Class II 38,600 shares, Class VIII 65,700 shares and Class IX 33,000 shares in 2005 and Nil shares in 2006	(394,555)	(46,814)

Total shareholders’ equity	2,869,528	4,345,714

Total liabilities, minority interest and shareholders’ equity	139,608,540	145,522,392

See the accompanying Notes to the Consolidated Financial Statements.

4

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE FISCAL YEARS ENDED MARCH 31, 2005 AND 2006

	2005	2006
	(in millions of yen)
Interest and dividend income:
Loans, including fees (Note 5)	1,110,909	1,127,798
Investments:
Interest	215,749	359,408
Dividends	67,837	91,078
Trading account assets	73,348	61,288
Call loans and funds sold	5,006	9,753
Receivables under resale agreements and securities borrowing transactions	112,577	257,573
Deposits	30,002	51,009

Total interest and dividend income	1,615,428	1,957,907

Interest expense:
Deposits	131,637	276,174
Debentures	68,669	48,208
Trading account liabilities	54,652	52,839
Call money and funds purchased	2,777	6,290
Payables under repurchase agreements and securities lending transactions	165,945	400,645
Other short-term borrowings	13,807	19,200
Long-term debt	141,086	141,539

Total interest expense	578,573	944,895

Net interest income	1,036,855	1,013,012
Provision (credit) for loan losses (Notes 5 and 6)	55,035	(157,666)

Net interest income after provision (credit) for loan losses	981,820	1,170,678

Noninterest income:
Fees and commissions (Note 26)	602,146	688,686
Foreign exchange gains (losses)—net (Note 3)	(306)	(110,674)
Trading account gains—net (Note 3)	190,013	20,342
Investment gains—net (Note 4)	471,854	143,482
Gains on disposal of premises and equipment	80,613	65,473
Other noninterest income (Note 20)	255,353	187,847

Total noninterest income	1,599,673	995,156

Noninterest expenses:
Salaries and employee benefits (Note 21)	451,457	435,181
General and administrative expenses	462,104	455,653
Occupancy expenses	227,321	178,190
Fees and commission expenses	86,175	96,127
Provision (credit) for losses on off-balance-sheet instruments (Note 23)	(25,773)	34,023
Minority interest in consolidated subsidiaries (Note 24)	30,941	69,051
Other noninterest expenses (Note 18)	146,828	186,079

Total noninterest expenses	1,379,053	1,454,304

Income before income tax expense (benefit)	1,202,440	711,530
Income tax expense (benefit) (Note 20)	124,379	(374,142)

Net income	1,078,061	1,085,672

	(in yen)
Earnings per common share (Note 19):
Basic net income per common share	94,616.09	93,778.71

Diluted net income per common share	70,005.52	82,748.82

See the accompanying Notes to the Consolidated Financial Statements.

5

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE FISCAL YEARS ENDED MARCH 31, 2005 AND 2006

	Gains (losses) before income tax expense (benefit)	Income tax (expense) benefit	Gains (Losses) net of income tax expense (benefit)
	(in millions of yen)
Fiscal year ended March 31, 2005
Net income			1,078,061

Other comprehensive income (loss):
Unrealized net gains on available-for-sale securities (Note 20):
Unrealized holding gains	343,102	(139,359)	203,743
Less: reclassification adjustments for gains included in net income	(330,010)	134,048	(195,962)

Total	13,092	(5,311)	7,781

Foreign currency translation adjustments:
Foreign currency translation adjustments	16,299	—	16,299
Less: reclassification adjustments for gains included in net income	—	—	—

Total	16,299	—	16,299

Total other comprehensive income (loss)	29,391	(5,311)	24,080

Total comprehensive income			1,102,141

Fiscal year ended March 31, 2006
Net income			1,085,672

Other comprehensive income (loss):
Unrealized net gains on available-for-sale securities (Note 20):
Unrealized holding gains	1,500,614	(609,588)	891,026
Less: reclassification adjustments for gains included in net income	(44,767)	18,183	(26,584)

Total	1,455,847	(591,405)	864,442

Foreign currency translation adjustments:
Foreign currency translation adjustments	17,370	—	17,370
Less: reclassification adjustments for gains included in net income	(529)	—	(529)

Total	16,841	—	16,841

Minimum pension liability adjustments (Note 20)	(1,599)	650	(949)

Total other comprehensive income (loss)	1,471,089	(590,755)	880,334

Total comprehensive income			1,966,006

See the accompanying Notes to the Consolidated Financial Statements.

6

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEARS ENDED MARCH 31, 2005 AND 2006

	2005	2006
	(in millions of yen)
Preferred stock (Note 15):
Balance at beginning of fiscal year	3,042,014	2,769,468
Change during year	(272,546)	(1,189,038)

Balance at end of fiscal year	2,769,468	1,580,430

Common stock (Note 16):
Balance at beginning of fiscal year	3,064,119	3,105,754
Gains on sales of treasury stock	28	441,972
Issuance of new shares of common stock by conversion of preferred stock	41,607	—

Balance at end of fiscal year	3,105,754	3,547,726

Accumulated deficit (Note 17):
Balance at beginning of fiscal year	(4,637,693)	(3,642,945)
Net income	1,078,061	1,085,672
Dividends declared	(74,281)	(75,884)
Amortization of beneficial conversion feature	(1,811)	—
Cancellation of preferred stock	(7,221)	(14,611)

Balance at end of fiscal year	(3,642,945)	(2,647,768)

Accumulated other comprehensive income, net of tax:
Unrealized net gains on available-for-sale securities (Note 4):
Balance at beginning of fiscal year	1,123,949	1,131,730
Change during year	7,781	864,442

Balance at end of fiscal year	1,131,730	1,996,172

Foreign currency translation adjustments:
Balance at beginning of fiscal year	(116,223)	(99,924)
Change during year	16,299	16,841

Balance at end of fiscal year	(99,924)	(83,083)

Minimum pension liability adjustments (Note 21):
Balance at beginning of fiscal year	—	—
Change during year	—	(949)

Balance at end of fiscal year	—	(949)

Balance at end of fiscal year	1,031,806	1,912,140

Treasury stock, at cost:
Balance at beginning of fiscal year	(134,110)	(394,555)
Purchases of treasury stock	(500,477)	(944,321)
Sales of treasury stock	58	88,416
Cancellation of treasury stock	239,971	1,203,649
Other	3	(3)

Balance at end of fiscal year	(394,555)	(46,814)

Total shareholders’ equity	2,869,528	4,345,714

See the accompanying Notes to the Consolidated Financial Statements.

7

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED MARCH 31, 2005 AND 2006

	2005	2006
	(in millions of yen)
Cash flows from operating activities:
Net income	1,078,061	1,085,672
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	148,160	136,553
Provision (credit) for loan losses	55,035	(157,666)
Investment gains-net	(471,854)	(143,482)
Foreign exchange losses (gains)—net	15,199	43,045
Deferred income tax expense (benefit)	229,629	(444,542)
Net change in trading account assets	(2,928,468)	786,215
Net change in trading account liabilities	2,010,864	426,115
Net change in accrued income	(5,543)	(65,075)
Net change in accrued expenses	11,885	7,510
Other—net	(378,286)	(64,547)

Net cash provided by (used in) operating activities	(235,318)	1,609,798

Cash flows from investing activities:
Proceeds from sales of available-for-sale securities	34,754,823	29,549,504
Proceeds from maturities of available-for-sale securities	32,149,350	36,810,931
Purchases of available-for-sale securities	(69,392,104)	(68,306,435)
Proceeds from maturities of held-to-maturity securities	1,275	1,264
Purchases of held-to-maturity securities	(544,862)	(50,175)
Proceeds from sales of other investments	141,170	142,599
Purchases of other investments	(80,026)	(93,307)
Proceeds from sales of loans	625,023	314,146
Net change in loans	2,764,865	(3,340,472)
Net change in interest-bearing deposits in other banks	114,858	(418,710)
Net change in call loans and funds sold and receivables under resale agreements and securities borrowing transactions	(1,252,075)	(994,455)
Proceeds from sales of premises and equipment	72,412	69,381
Purchases of premises and equipment	(155,516)	(163,934)
Other—net	—	27,539

Net cash used in investing activities	(800,807)	(6,452,124)

Cash flows from financing activities:
Net change in deposits	2,687,556	1,951,000
Net change in debentures	(1,644,382)	(1,198,692)
Net change in call money and funds purchased and payables under repurchase agreements and securities lending transactions	(1,639,841)	2,192,832
Net change in due to trust accounts	7,038	(12,680)
Net change in commercial paper and other short-term borrowings	2,474,181	(418,349)
Proceeds from issuance of long-term debt	1,670,545	1,457,917
Repayment of long-term debt	(1,942,176)	(914,569)
Proceeds from minority interest	98,574	58,756
Proceeds from sales of treasury stock	86	530,388
Purchases of treasury stock	(500,477)	(944,321)
Dividends paid	(74,281)	(75,725)
Dividends paid to minority interest	(23,362)	(21,714)

Net cash provided by financing activities	1,113,461	2,604,843

Effect of exchange rate changes on cash and due from banks	616	14,623

Net increase (decrease) in cash and due from banks	77,952	(2,222,860)
Cash and due from banks at beginning of fiscal year	5,604,580	5,682,532

Cash and due from banks at end of fiscal year	5,682,532	3,459,672

See the accompanying Notes to the Consolidated Financial Statements.

8

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

FOR THE FISCAL YEARS ENDED MARCH 31, 2005 AND 2006

	2005	2006
	(in millions of yen)
Supplemental disclosure of cash flow information:
Interest paid	508,933	937,680
Income taxes paid, net	137,416	243,135
Noncash investing activities:
Transfer from loans into other investments	34,671	29,046
Investment in capital leases	14,084	7,109

See the accompanying Notes to the Consolidated Financial Statements.

9

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2005 AND 2006

1. Basis of presentation and summary of significant accounting policies

Basis of presentation

On January 8, 2003, Mizuho Financial Group, Inc. (“MHFG”) was incorporated as a joint stock corporation with limited liability under the Commercial Code of Japan. MHFG, through its subsidiaries (“the MHFG Group”, or “the Group”), provides domestic and international financial services in Japan and other countries. Its three predecessor banks were:

•	The Dai-Ichi Kangyo Bank, Limited (“DKB”), a commercial bank formed through the merger of The Dai-Ichi Bank, Ltd. and The Nippon Kangyo Bank, Ltd. in October 1971. The Dai-Ichi Bank, Ltd. was a commercial bank incorporated in 1873, and The Nippon Kangyo Bank, Ltd. began business as a government institution in 1897 and became a commercial bank in 1950;

•	The Fuji Bank, Limited (“FBK”), a commercial bank originally incorporated in 1912 under the name of Yasuda Bank; and

•	The Industrial Bank of Japan, Limited (“IBJ”), originally incorporated in 1902 under the Industrial Bank of Japan Law of 1902.

On September 29, 2000, Mizuho Holdings, Inc. (“MHHD”) was established as a bank holding company, through which DKB, FBK, and IBJ became wholly-owned subsidiaries. The business combination was accounted for as a pooling of interests and, accordingly, the historical financial information has been presented as if the combination had been in effect for all periods. On October 1, 2000, the respective securities subsidiaries of the predecessor banks merged to form Mizuho Securities Co., Ltd. (“MHSC”), and the respective trust bank subsidiaries merged on the same date to form Mizuho Trust & Banking Co., Ltd. (“MHTB”).

In April 2002, the operations of the three predecessor banks were realigned through a corporate split and merger process under Japanese law into a wholesale banking subsidiary, Mizuho Corporate Bank, Ltd. (“MHCB”), and a banking subsidiary serving primarily retail and small and medium-sized enterprise customers, Mizuho Bank, Ltd. (“MHBK”). On March 12, 2003, MHFG became the holding company for the MHFG Group by means of a stock-for-stock exchange with MHHD, which became an intermediate holding company focused on management of the MHFG Group’s banking and securities businesses.

In October 2005, Mizuho Private Wealth Management Co., Ltd., a private banking subsidiary, was established and on October 1, 2005, MHHD was converted from an intermediate holding company into Mizuho Financial Strategy Co., Ltd., an advisory company that provides advisory services to financial institutions.

Other major subsidiaries consist of Trust & Custody Service Bank, Ltd. (“TCSB”), Mizuho Investors Securities Co., Ltd. (“MHIS”), Mizuho Capital Co., Ltd., UC Card Co., Ltd., and Mizuho Business Financial Center Co., Ltd.

The accompanying consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements are stated in Japanese yen, the currency of the country in which MHFG is incorporated and principally operates.

The accompanying consolidated financial statements include the accounts of MHFG and its subsidiaries. The consolidated financial statements also include the accounts of the variable interest entities (“VIEs”) for which MHFG or its subsidiaries have been determined to be the primary beneficiary under Financial Accounting Standards Board (“FASB”) Interpretation No.46, (revised December 2003) “Consolidation of Variable Interest Entities, an interpretation of ARB No.51” (“FIN No.46R”). All significant intercompany transactions and balances have been eliminated in consolidation. The MHFG Group accounts for investment in entities over which it has significant influence using the equity method of accounting. These investments are included in Other investments and the Group’s proportionate share of income or loss is included in Investment gains—net.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to

10

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MARCH 31, 2005 AND 2006

make estimates and assumptions that affect reported amounts and related disclosures. Specific areas, among others, requiring the application of management’s estimates and judgment include assumptions pertaining to the allowance for loan losses, allowance for losses on off-balance-sheet instruments, deferred tax assets, derivative financial instruments, investments and pension and other employee benefit. Actual results could differ from estimates and assumptions made.

Definition of cash and due from banks

For purposes of the consolidated statements of cash flows, Cash and due from banks include cash on hand, cash items in the process of collection and non-interest-bearing deposits with banks.

Translation of foreign currency financial statements and foreign currency transactions

Financial statements of overseas entities are prepared using the functional currency of each entity and translated into Japanese yen for consolidation purposes. Assets and liabilities are translated using the fiscal-year-end exchange rate of each functional currency, and income and expense using the average rate of each functional currency for the period.

Foreign currency translation gains and losses related to the financial statements of overseas entities of the MHFG Group, net of related income tax effects, are credited or charged directly to Foreign currency translation adjustments, a component of Accumulated other comprehensive income, net of tax. Tax effects of gains and losses on foreign currency translation of financial statements of overseas entities are not recognized unless it is apparent that the temporary differences will reverse in the foreseeable future.

Assets and liabilities denominated in foreign currencies are translated into Japanese yen at the fiscal-year-end foreign exchange rates, and gains and losses resulting from such translation are included in Foreign exchange gains (losses)—net, as appropriate. Foreign currency denominated income and expenses are translated using average exchange rates for the period.

Call loans and call money

Call loans and call money represent lending/borrowing through the Japanese short-term money market to/from other financial institutions such as banks, insurance companies, and securities brokerage houses.

Repurchase and resale agreements, securities lending and borrowing and other secured financing transactions

Securities sold under agreements to repurchase (“repurchase agreements”), securities purchased under agreements to resell (“resale agreements”) and securities lending and borrowing transactions are accounted for as secured financing or lending transactions when control over the underlying securities is not deemed to be surrendered by the transferor. Otherwise, they are recorded as sales of securities with related forward repurchase commitments or purchases of securities with related forward resale commitments in accordance with Statement of Financial Accounting Standards (“SFAS”) No.140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS No.140”).

Under resale agreements, securities borrowing and certain derivatives transactions, the MHFG Group receives collateral in the form of securities. In many cases, the MHFG Group is permitted to sell or repledge the securities obtained as collateral. Disclosures of such collateral are presented in Note 9 “Pledged assets and collateral”. With respect to securities lending, repurchase agreements, and certain derivative transactions, counterparties may have the right to sell or repledge securities that the MHFG Group has pledged as collateral. The MHFG Group separately discloses those pledged securities in the consolidated balance sheets.

The MHFG Group monitors credit exposure arising from resale agreements, repurchase agreements, securities borrowing and securities lending transactions on a daily basis, and additional collateral is obtained from or returned to counterparties as appropriate.

Trading securities and trading securities sold, not yet purchased

Trading securities consist of securities and money market instruments that are bought and held principally for the

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MARCH 31, 2005 AND 2006

purpose of reselling in the near term with the objective of generating profits on short-term fluctuations in price. Trading securities sold, not yet purchased, are securities and money market instruments sold to third parties that the MHFG Group does not own and is obligated to purchase at a later date to cover the short position. Trading securities and trading securities sold, not yet purchased, are classified at the date of commitment or purchase. Trading securities and trading securities sold, not yet purchased, are recorded at fair value in the consolidated balance sheets in Trading account assets and Trading account liabilities with realized and unrealized gains and losses recorded on a trade date basis in Trading account gains—net in earnings. Interest and dividends on trading account debt and equity securities, including securities sold, not yet purchased, are recorded in Interest and dividend income or Interest expense on an accrual basis.

Investments

Debt securities that the MHFG Group has both the positive intent and ability to hold to maturity are classified as Held-to-maturity securities and carried at amortized cost. Debt securities that the MHFG Group may not hold to maturity as well as any marketable equity securities, other than those classified as trading account securities, are classified as Available-for-sale securities, and are carried at fair value, with unrealized gains and losses reported in Accumulated other comprehensive income, net of tax. Available-for-sale securities also include retained subordinated beneficial interests in a securitization transaction that can contractually be repaid or otherwise settled in such a way that the holder would not recover substantially all of its recorded investments.

Declines in the fair value of Held-to-maturity and Available-for-sale securities below their amortized cost, that are deemed to be other-than-temporary, are reported in Investment gains—net. In addition, other-than-temporary declines in beneficial interests purchased or retained in a securitization transaction which are classified as available-for-sale debt securities are recognized if there has been an adverse change in the cash flows as of the balance sheet date. Interest and dividends, as well as amortization of premiums and accretion of discounts, are reported in Interest and dividend income. Amortization of premiums and accretion of discounts on debt securities are recognized over the remaining maturity under the straight-line method which approximates the interest method. Gains and losses on disposition of investments are computed using the average cost of the investment and are recorded on the trade date.

Other investments include marketable and non-marketable equity securities accounted for using the equity method, marketable and non-marketable investments held by consolidated investment companies which are held at fair value under specialized industry accounting principles for investment companies, and other non-marketable equity securities carried at cost, less other-than-temporary impairment, if any.

Derivative financial instruments

Derivative financial instruments are bought and held principally for the purpose of market making for customers, proprietary trading in order to generate trading revenues and fee income, and also to manage the MHFG Group’s exposure to interest rate, credit and market risks related to asset and liability management. Such derivative financial instruments include interest rate, commodity, foreign currency, equity and credit default swap agreements, options, caps, and floors, and financial futures and forward contracts.

Derivatives bought and held for trading purposes are recorded in the consolidated balance sheets at fair value in Trading account assets and Trading account liabilities. The fair value of derivatives in a gain position and loss position are reported as Trading account assets and Trading account liabilities, respectively.

Derivatives used for asset and liability management include contracts that qualify for hedge accounting under SFAS No.133, “Accounting for Derivative Instruments and Hedging Activities”, as amended (“SFAS No.133”). To be eligible for hedge accounting, derivative instruments must be highly effective in achieving offsetting changes in fair values or variable cash flows from the hedged items attributable to the particular risk being hedged. All qualifying hedging derivatives are valued at fair value and included in Trading account assets or Trading account liabilities. Derivatives that do not qualify for hedge accounting under SFAS No.133 are treated as trading positions and are accounted for as such.

The fair value of derivative financial instruments is based on quoted market prices or broker-dealer quotes. If quoted market prices or broker-dealer quotes are not available, the fair value is estimated using quoted market

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MARCH 31, 2005 AND 2006

prices for similar instruments, option or binomial pricing models or present value cash flow analysis, applying current observable market information, where available. The determination of fair value includes various factors such as exchange or over-the-counter market quotes, time value and volatility factors for options and warrants, observed prices for similar or synthetic instruments, and counterparty credit quality including potential exposure.

Initial upfront unrealized gains or losses on derivative contracts are deferred unless the fair value is supported by observable market data. If upfront unrealized gains or losses are treated as adjustments to valuation model pricing parameters, any deferred upfront unrealized gains or losses are recognized as part of the ongoing mark to model over the term of the contract as the data becomes more observable. If observable data is not initially available, unrealized gains or losses may be recognized only when the observable market data becomes available.

Changes in fair value of all derivatives are recorded in earnings, except for derivatives qualifying as net investment hedges under SFAS No.133 which are recorded in Accumulated other comprehensive income, net of tax. The fair value changes of all derivatives relating to foreign currency exchange rates are included in the Foreign exchange gains (losses)—net. Other elements of the fair value changes, including interest rate, equity and credit related components, are recognized in Trading account gains—net.

Certain financial and hybrid instruments often contain embedded derivative instruments that possess implicit or explicit contract terms in a manner similar to that of a derivative instrument. Such derivative instruments are required to be fair valued separately from the host contracts if they meet the criteria of an embedded derivative. Such criteria include whether the entire instrument is not marked to market through earnings, the economics of the embedded terms are not clearly and closely related to those of the host contract and the embedded terms would meet the definition of a derivative on a stand-alone basis.

Loans

Loans are generally carried at the principal amount adjusted for unearned income and deferred net nonrefundable loan fees and costs. Loan origination fees, net of certain direct origination costs are deferred and recognized over the contractual life of the loan as an adjustment of yield using a method that approximates the interest method. Interest income on performing loans is accrued and credited to income as it is earned. In refinancing or restructuring a loan other than in a troubled debt restructuring in accordance with SFAS No.15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings” (“SFAS No.15”), if the terms of the new loan are at least as favorable to the lender as the terms for comparable loans to other customers with similar collection risks who are not refinancing or restructuring a loan, or more than minor modifications as defined by the FASB Emerging Issues Task Force (“EITF”) Issue No.01-7, “Creditors Accounting for a Modification or Exchange of Debt Instruments” (“EITF Issue No.01-7”) are made, any unamortized net origination fees or costs related to the original loan are recognized in interest income when the new loan is granted; otherwise, the unamortized net fees or costs from the original loan are carried forward as a part of the net investment in the new loan. Unearned income and discounts or premiums on purchased loans are deferred and recognized over the life of the loan using a method that approximates the interest method.

Loans are considered impaired when, based on current information and events, it is probable that the MHFG Group will be unable to collect all the scheduled payments of principal and interest when due according to the contractual terms of the loan. Factors considered by management in determining if a loan is impaired include delinquency status and the ability of the debtor to make payment of the principal and interest when due.

Loans are designated as nonaccrual when management determines them to be impaired based on all the relevant facts and circumstances. When a loan is placed on nonaccrual status, interest accrual and amortization of net origination fees are suspended and the capitalized interest is written off. Cash received on nonaccrual loans is accounted for as reduction of the loan principal if the ultimate collectibility of the principal amount is uncertain, otherwise, as interest income. Loans are not restored to accrual status until interest and principal payments are current and future payments are reasonably assured.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MARCH 31, 2005 AND 2006

Fees received in connection with a modification of the terms of a restructured loan that meet the definition of troubled debt restructurings in accordance with SFAS No.15, are applied as a reduction of the recorded investment in the loan. All related costs, including direct loan origination costs, are charged to expense as incurred.

Securitization

The MHFG Group engages in securitization activities related to mortgage loans and other loans in the normal course of business. The MHFG Group records a loan securitization as a sale when the transferred loans are legally isolated from the Group’s creditors and the accounting criteria for a sale are met in accordance with SFAS No.140. Otherwise, the transfer is accounted for as a collateralized borrowing. Gains or losses on securitization depend in part on the carrying amount of the loans, allocated between the loans derecognized and the retained interests based on their relative fair values at the date of the transfer. Interests in loans sold through securitization may be retained by the Group in the form of subordinated beneficial interests. The MHFG Group estimates fair value of these subordinated beneficial interests based on the present value of future expected cash flows, using management’s best estimates of the key assumptions, such as default rates, discount rates, and prepayment rates, and records them as available-for-sale debt securities.

Allowance and provision (credit) for loan losses

The MHFG Group maintains an appropriate amount of allowance for loan losses to absorb probable losses inherent in the loan portfolio and makes adjustments to such allowance through Provision (credit) for loan losses in the consolidated statements of income. Loan principal which management judges to be uncollectible, based on detailed loan reviews and a credit quality assessment, is charged off against the allowance for loan losses. Subsequent recoveries of previously charged-off loan balances are recorded as an increase to the allowance for loan losses as the recoveries are received.

The credit quality review process and the credit rating process serve as the basis for determining the allowance for loan losses. Through such processes loans are categorized into groups to reflect the probability of default, whereby the MHFG Group’s management assesses the ability of borrowers to service their debt, taking into consideration current financial information, ability to generate cash, historical payment experience, analyses of relevant industry segments and current trends. In determining the appropriate level of the allowance, the MHFG Group evaluates the probable loss by category of loan based on its risk type and characteristics.

The allowance for loan losses is determined in accordance with SFAS No.114, “Accounting by Creditors for Impairment of a Loan—an amendment of FASB Statements No.5 and 15” (“SFAS No.114”) and SFAS No.5, “Accounting for Contingencies” (“SFAS No.5”). The MHFG Group measures the impairment of a loan, based on the present value of expected future cash flows discounted at the loan’s initial effective interest rate, the loan’s observable market price, or the fair value of the collateral if the loan is collateral dependent, when it is probable that the MHFG Group will be unable to collect all amounts due according to the contractual terms of the loan agreement. Certain impaired loans are aggregated for the purpose of measuring impairment and a formula allowance utilizing historical loss factors is applied. The formula allowance is also applied to groups of small balance, homogeneous loans that are collectively evaluated for impairment and for non-homogeneous loans that have not been identified as impaired. The evaluation of inherent loss for these loans involves a high degree of uncertainty, subjectivity and judgment because probable loan losses are not easily identifiable or measurable. In determining the formula allowance, the MHFG Group therefore relies on a statistical analysis that incorporates loss rates based on its own historical loss experience and third party data. The estimation of the formula allowance is back-tested on a periodic basis by comparing the allowance with the actual results subsequent to the balance sheet date.

The historical loss rate is adjusted, where appropriate, to reflect current factors, such as general economic and business conditions affecting the key lending areas of the MHFG Group, credit quality trends, specific industry conditions within portfolio segments, and recent loss experience in particular segments of the portfolio.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MARCH 31, 2005 AND 2006

Allowance and provision (credit) for losses on off-balance-sheet instruments

The MHFG Group maintains an allowance for losses on off-balance-sheet credit instruments, such as guarantees, standby letters of credit, commitments to invest in securities and commitments to extend credit, in the same manner as the allowance for loan losses. The allowance is recorded in Other liabilities. Net changes in the allowance for losses on off-balance-sheet instruments are accounted for in the Provision (credit) for losses on off-balance sheet instruments in the consolidated statements of income.

Premises and equipment

Premises and equipment are stated at historical cost, and depreciation and amortization are recorded over the estimated useful lives of the assets, except for leasehold improvements, which are amortized over the shorter of the estimated useful lives of the assets or the lease term. Depreciation and amortization are principally computed under the straight-line method with respect to buildings and leasehold improvements and under the declining-balance method with respect to other premises and equipment.

The useful lives of premises and equipment are as follows:

Years
Buildings	3 to 50
Equipment and furniture	2 to 20
Leasehold improvements	3 to 50

Regular repairs and maintenance costs that do not extend the estimated useful life are charged to expense as incurred. Upon sale or disposition of premises and equipment, the cost and related accumulated depreciation or amortization are removed from the accounts, and any gains or losses on disposal are included in Gains on disposal of premises and equipment or Occupancy expenses.

Impairment of long-lived assets

The MHFG Group’s long-lived assets that are held for use are reviewed periodically for events or changes in circumstances that indicate possible impairment. The Group’s impairment review is based on an undiscounted cash flow analysis of a group of assets, combined with associated liabilities, at the lowest level for which identifiable cash flows exist. Impairment occurs when the carrying value of the asset group exceeds the future undiscounted cash flows that the asset group is expected to generate. When there is impairment, the future cash flows are then discounted to determine the estimated fair value of the asset group and an impairment charge is recorded for the difference between the carrying value and the estimated fair value of the asset group. The long-lived assets to be disposed of by sale are carried at the lower of the carrying amount or fair value, less estimated cost to sell.

Software

Internal and external costs incurred in connection with developing and obtaining software for internal use that occur during the application development stage are capitalized. Such costs include salaries and benefits for employees directly involved with and who devote time to the project, to the extent such time is incurred directly on the internal use software project. The capitalization of software ceases when the software project has been substantially completed. The capitalized software is amortized on a straight-line basis over the estimated useful life, generally 5 years. Impairment of internal use software is assessed and recognized periodically when triggering events occur.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the MHFG Group’s share of net identifiable assets acquired at the date of acquisition in a business combination. The Group accounts for goodwill

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MARCH 31, 2005 AND 2006

in accordance with SFAS No.142, “Goodwill and Other Intangible assets” (“SFAS No.142”). Goodwill is recorded at a designated reporting unit level for the purpose of assessing impairment. An impairment loss is recorded to the extent the carrying amount of the goodwill exceeds its estimated fair value.

Pension and other employee benefits

MHFG and certain subsidiaries including MHBK, MHCB, and MHTB sponsor severance and pension plans, which provide defined benefits to retired employees. Periodic expense and accrued liabilities are computed based on the actuarial present value of benefits, net of investment returns expected from plan assets and their fair values at the balance sheet date. Net periodic expense is charged to Salaries and employee benefits.

Debentures and long-term debt

Premiums, discounts and issuance costs of debentures and long-term debt are amortized based on a method that approximates the interest method over the terms of the debentures and long-term debt.

Obligations under guarantees

The MHFG Group provides customers with a variety of guarantees and similar arrangements, including standby letters of credit, financial and performance guarantees, credit protections, and liquidity facilities. The MHFG Group recognizes guarantee fees income over the guarantee period. The MHFG Group receives such a guarantee fee at the inception of the guarantee or by installment, and in either case approximates the fair value of the guarantee.

Fees and commissions

Fee revenue is recognized when all of the following criteria have been met: persuasive evidence of an agreement exists, services have been rendered, the price is fixed or determinable, and collectibility is reasonably assured.

Trust fees are recognized on an accrual basis and are usually based on the volume of assets under custody or management. Performance-related fees associated with certain trust products are recognized on an accrual basis. Fees on funds transfer and collection services are generally recognized as revenue when the related services are performed. Revenues from investment banking services are recorded at the time the underlying transactions are substantially completed and there are no other contingencies associated with the fees. Fees from trade-related financing services are recognized over the period of the financing. Annual fees and royalty and other service charges related to the credit card business are recorded on a straight-line basis as services are provided.

Fees and commissions are presented on a gross basis.

Income taxes

Income taxes are accounted for in accordance with SFAS No.109, “Accounting for Income Taxes”, as amended (“SFAS No.109”). Deferred income taxes reflect the net tax effects of (1) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and those corresponding amounts used for income tax purposes, and (2) operating loss and tax credit carryforwards. A valuation allowance for any portion of the deferred tax assets is recorded unless it is more likely than not that the deferred tax assets will be realized. Deferred income tax benefit or expense is recognized for the change in the net deferred tax asset or liability between periods.

Earnings per common share

Basic earnings per common share are computed by dividing net income by the weighted average number of common shares outstanding during the fiscal year. Diluted earnings per common share reflect the possible

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MARCH 31, 2005 AND 2006

exercise of all convertible securities, such as convertible preferred stock to the extent they are not anti-dilutive. See Note 19 “Earnings per common share” for the computation of basic and diluted earnings per common share.

2. Recently issued accounting pronouncements

Recently adopted accounting pronouncements

In January 2003, EITF reached a consensus on Issue No.03-2, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities” (“EITF Issue No.03-2”), which was ratified by the FASB in February 2003. EITF Issue No.03-2 addresses accounting for a transfer to the Japanese government of the substitutional portion of an employee pension fund and requires employers to account for the entire separation process of the substitutional portion from an entire plan upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets as the culmination of a series of steps in a single settlement transaction. It also requires that the difference between the fair value of the obligation and the assets required to be transferred to the government, if any, should be accounted for as a subsidy from the government, separately from gain or loss on settlement of the substitutional portion of the obligation, upon completion of the transfer. Refer to Note 21 “Pension and other employee benefit plans” for a further discussion of the impact of EITF Issue No.03-2.

In May 2003, the FASB issued SFAS No.150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS No.150”), which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity, and was effective at the beginning of the first interim period beginning after June 15, 2003. On November 7, 2003, FASB Staff Position (“FSP”) No.150-3, “Effective Date, Disclosures, and Transition for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests under FASB Statement No.150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (“FSP No.150-3”) which delayed the effective date of certain provisions of SFAS No.150 for certain mandatorily redeemable noncontrolling interests. The adoption of FSP No.150-3 did not have a material impact on the MHFG Group’s consolidated results of operations or financial condition.

In December 2003, the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position (“SOP”) No.03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer” (“SOP No.03-3”). SOP No.03-3 requires acquired loans to be recorded at fair value and prohibits carrying over valuation allowances in the initial accounting for all loans acquired in a transfer that have evidence of deterioration in credit quality since acquisition, when it is probable that the investor will be unable to collect all contractual cash flows. SOP No.03-3 limits the yield that may be accreted to the excess of the undiscounted expected cash flows over the investor’s initial investment in the loan. The excess of the contractual cash flows over expected cash flows may not be recognized as an adjustment of yield. Subsequent increases in cash flows expected to be collected are recognized prospectively through an adjustment of the loan’s yield over its remaining life. Decreases in expected cash flows are recognized as impairments. SOP No.03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004. The adoption of SOP No.03-3 did not have a material impact on the MHFG Group’s consolidated results of operations or financial condition.

In March 2005, the FASB issued FIN No.47, “Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No.143” (“FIN No.47”), which clarifies that the term “conditional asset retirement obligation” as used in SFAS No.143, “Accounting for Asset Retirement Obligations” (“SFAS No.143”), refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. Under FIN No.47, the obligation to perform the asset retirement activity is considered unconditional even though uncertainty exists about the timing and (or) method of settlement. FIN No.47 also clarifies when an enterprise is considered to have sufficient information to reasonably estimate the fair value of an asset retirement obligation to clarify the application of SFAS No.143 which addresses accounting for the cases where sufficient information is not

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MARCH 31, 2005 AND 2006

available at the time the liability is incurred. FIN No.47 is effective no later than the end of fiscal years ended after December 15, 2005. The adoption of FIN No.47 did not have a material impact on the MHFG Group’s consolidated results of operations or financial condition.

In March 2005, the FASB issued FSP No.FIN46(R)-5, “Implicit Variable Interests under FASB Interpretation No.46 (revised December 2003)” (“FSP No.FIN46(R)-5”), which addresses whether a reporting enterprise should consider whether it holds an implicit variable interest in a VIE or potential VIE when specific conditions exist. FSP No.FIN46(R)-5 requires that an enterprise consider whether it holds an implicit variable interest in the VIE or potential VIE based on whether the enterprise may absorb variability of the VIE or potential VIE. FSP No.FIN46(R)-5 is effective in the first reporting period beginning after March 3, 2005. The adoption of the FSP did not have a material impact on the MHFG Group’s consolidated results of operations or financial condition.

In June 2005, the EITF reached a consensus on Issue No.04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights” (“EITF Issue No.04-5”). EITF Issue No.04-5 provides guidance to general partners in limited partnerships in determining if they control the limited partnerships. The guidance indicates the factors to be considered in determining if the general partner has control of the limited partnership include: rebuttable presumption of control, ability of limited partners to liquidate the limited partnership or remove the general partner without cause, limited partners’ substantive participating rights, and limited partners’ protective rights. EITF Issue No.04-5 is applicable to all new partnerships formed and for existing partnerships for which the partnership agreements are modified after June 29, 2005. For all other existing partnerships, EITF Issue No.04-5 is applicable for the first reporting period for fiscal years beginning after December 15, 2005. The MHFG Group early adopted EITF Issue No.04-5, and the adoption did not have a material impact on the MHFG Group’s consolidated results of operations or financial condition.

In April 2006, the FASB issued FSP No.FIN46(R)-6, “Determining the Variability to Be Considered in Applying FASB Interpretation No.46(R)” (“FSP No.FIN46(R)-6”), which addresses how an enterprise should determine the variability to be considered in applying FIN No.46R. FSP No.FIN46(R)-6 requires that the variability to be considered in applying FIN No.46R be based on an analysis of the design of the entity, which entails an analysis of the nature of risks in the entity and determination of the purpose(s) for which the entity has been created and the variability that the entity creates. An enterprise is required to apply FSP No.FIN46(R)-6 prospectively to all entities (including newly created entities) with which that enterprise first becomes involved and to all entities previously required to be analyzed under FIN No.46R when a reconsideration event, as defined by FIN No.46R, has occurred beginning the first day of the first reporting period beginning after June 15, 2006. The MHFG Group has early adopted the FSP, and the adoption did not have a material impact on the MHFG Group’s consolidated results of operations or financial condition.

Accounting pronouncements issued but not yet effective

In November 2003, the EITF reached a consensus on Issue No.03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF Issue No.03-1”), which requires certain additional quantitative and qualitative disclosures in addition to the disclosure already required by SFAS No.115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No.115”). On September 30, 2004, the FASB voted unanimously to delay the effective date of EITF Issue No.03-1 measurement provisions. On November 3, 2005, the FASB issued FSP No. FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“FSP No. FAS 115-1 and FAS 124-1”), which nullifies EITF Issue No.03-1’s guidance on determining whether an impairment is other-than-temporary, and effectively retains the previous guidance in this area. The FSP does, however, generally carry forward EITF Issue No.03-1’s impairment guidance relating to cost method investments and disclosures. The FSP is required to be applied to reporting periods beginning after December 15, 2005. The adoption of the FSP is not expected to have a material impact on the MHFG Group’s consolidated results of operations or financial condition.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MARCH 31, 2005 AND 2006

In December 2004, the FASB issued SFAS No.153, “Exchanges of Non-monetary Assets—an amendment of APB Opinion No.29” (“SFAS No.153”), which eliminates the exception to the fair value measurement principle for exchanges of similar productive assets that is provided under APB Opinion No.29 “Accounting for Non-monetary Transactions”, and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. Under SFAS No.153, a non-monetary exchange is considered to have commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No.153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS No.153 is not expected to have a material impact on the MHFG Group’s consolidated results of operations or financial condition.

In May 2005, the FASB issued SFAS No.154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No.20 and FASB Statement No.3” (“SFAS No.154”), which replaces APB Opinion No.20, “Accounting Changes” (“APB Opinion No.20”), and SFAS No.3, “Reporting Accounting Changes in Interim Financial Statements” (“SFAS No.3”), and requires all voluntary changes in accounting principle, as well as the changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions, be accounted for as retrospective application to prior periods’ financial statements, unless it is impracticable. SFAS No.154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is also permitted. The MHFG Group expects to adopt SFAS No.154 beginning with the fiscal year ending March 31, 2007, and the impact of SFAS No.154 on its consolidated results of operations and financial condition will depend on the accounting change, if any, in a future period.

In February 2006, the FASB issued SFAS No.155, “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No.133 and 140” (“SFAS No.155”), which eliminates the exemption from applying the bifurcation requirements of SFAS No.133 to interests in securitized financial assets. SFAS No.155 permits an enterprise to elect fair value measurement at acquisition, at issuance, or when a previously recognized financial instrument is subject to a remeasurement event, on an instrument-by-instrument basis, with respect to a hybrid financial instrument that contains an embedded derivative that would otherwise be bifurcated. SFAS No.155 is effective for all financial instruments acquired or issued after the beginning of an enterprise’s first fiscal year that begins after September 15, 2006. The MHFG Group is currently evaluating the potential impact that the adoption of SFAS No.155 will have on its consolidated results of operations and financial condition but does not expect a material impact.

In March 2006, the FASB issued SFAS No.156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statements No.140” (“SFAS No.156”), which requires all separately recognized servicing assets and liabilities be initially measured at fair value, if practical. SFAS No.156 permits, but does not require, an enterprise to elect to remeasure servicing assets and liabilities at fair value in subsequent periods. An enterprise is required to adopt SFAS No.156 as of the beginning of its first fiscal year that begins after September 15, 2006. The MHFG Group is currently evaluating the potential impact that the adoption of SFAS No.156 will have on its consolidated results of operations and financial condition but does not expect a material impact.

In July 2006, the FASB issued FIN No.48, “Accounting for Uncertainty in Income Taxes” (“FIN No.48”), which creates a single model to address uncertainty in all tax positions subject to SFAS No.109. FIN No.48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN No.48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN No.48 is effective for fiscal years beginning after December 15, 2006 and differences between the amounts recognized in the statements of financial position prior to the adoption of FIN No.48 and the amounts reported after adoption should be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. The MHFG Group is currently evaluating the potential impact that the adoption of FIN No.48 will have on its consolidated results of operations and financial condition.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MARCH 31, 2005 AND 2006

3. Trading account assets and trading account liabilities

The following table presents the components of Trading account assets and Trading account liabilities at their estimated fair value at March 31, 2005 and 2006:

	2005	2006
	(in millions of yen)
Trading account assets:
Trading securities:
Japanese government and corporate debt securities	7,113,296	5,903,261
Japanese equity securities	371,202	643,832
Foreign government bonds and other securities	1,868,481	2,277,718

Total	9,352,979	8,824,811

Derivative assets:
Interest rate contracts	2,237,083	1,972,873
Foreign exchange contracts	1,115,419	1,067,067
Equity-related contracts	38,869	104,175
Credit-related contracts	54,721	22,657
Other contracts, mainly commodity-related contracts	276,475	400,571

Total	3,722,567	3,567,343

Total	13,075,546	12,392,154

Trading account liabilities:
Trading securities sold, not yet purchased	6,359,373	6,466,309
Derivative liabilities:
Interest rate contracts	2,319,913	1,956,550
Foreign exchange contracts	915,205	1,503,795
Equity-related contracts	47,125	109,761
Credit-related contracts	28,521	16,963
Other contracts, mainly commodity-related contracts	268,180	391,869

Total	3,578,944	3,978,938

Total	9,938,317	10,445,247

See Note 28 “Fair value of financial instruments” for the methodologies and assumptions used to estimate fair values.

The MHFG Group performs trading activities through market-making, sales, and arbitrage. Net trading gains (losses) for the fiscal years ended March 31, 2005 and 2006 are comprised of the following:

	2005	2006
	(in millions of yen)
Trading account gains—net:
Trading securities, excluding derivative contracts	69,656	376,839
Derivative contracts	120,357	(356,497)

Total	190,013	20,342
Foreign exchange gains (losses)—net	(306)	(110,674)

Net trading gains (losses)	189,707	(90,332)

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MARCH 31, 2005 AND 2006

4. Investments

The amortized cost, gross unrealized gains and losses, and fair value of available-for-sale and held-to-maturity securities at March 31, 2005 and 2006 are as follows:

	2005				2006
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(in millions of yen)
Available-for-sale securities:
Debt securities:
Japanese government bonds	21,682,462	9,115	162,273	21,529,304	19,522,100	280	230,933	19,291,447
Japanese local gov’t bonds	97,439	2,186	355	99,270	126,603	480	2,543	124,540
U.S. Treasury bonds	2,122,711	7,294	90,171	2,039,834	1,172,281	20,208	18,688	1,173,801
Other foreign gov’t bonds	767,121	14,236	3,999	777,358	1,677,222	32,121	13,694	1,695,649
Corporate bonds	2,545,275	13,746	5,389	2,553,632	3,878,697	5,666	33,916	3,850,447
Mortgage-backed securities	1,644,545	9,741	40,429	1,613,857	2,310,276	75,300	16,602	2,368,974
Other debt securities	528,999	7,556	346	536,209	1,633,133	2,920	16,703	1,619,350
Equity securities (marketable)	2,152,505	2,193,501	1,243	4,344,763	2,428,815	3,641,925	2,099	6,068,641

Total	31,541,057	2,257,375	304,205	33,494,227	32,749,127	3,778,900	335,178	36,192,849

Held-to-maturity securities:
Debt securities:
Japanese government bonds	1,117,496	6,622	—	1,124,118	1,168,205	96	4,510	1,163,791
Japanese local gov’t bonds	52,911	571	—	53,482	51,435	—	354	51,081
U.S. Treasury bonds	289,160	—	5,955	283,205	316,509	—	10,903	305,606

Total	1,459,567	7,193	5,955	1,460,805	1,536,149	96	15,767	1,520,478

The amortized cost and fair value of available-for-sale and held-to-maturity debt securities at March 31, 2006 by contractual maturity are shown in the table below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties. Securities not due at a single maturity date and securities embedded with call or prepayment options, such as mortgage-backed securities, are included in the table below based on their original final or contractual maturities.

	Available-for-sale debt securities		Held-to-maturity debt securities
	Amortized cost	Fair value	Amortized cost	Fair value
	(in millions of yen)
Due in one year or less	11,293,683	11,292,776	200,112	200,208
Due after one year through five years	9,481,474	9,410,015	1,336,037	1,320,270
Due after five years through ten years	4,896,985	4,816,998	—	—
Due after ten years	4,648,170	4,604,419	—	—

Total	30,320,312	30,124,208	1,536,149	1,520,478

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MARCH 31, 2005 AND 2006

The following tables show the gross unrealized losses and fair value of available-for-sale and held-to-maturity securities, aggregated by the length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2005 and 2006:

2005	Less than 12 months		12 months or more		Total
	Fair Value	Gross unrealized losses	Fair Value	Gross unrealized losses	Fair Value	Gross unrealized losses
	(in millions of yen)
Available-for-sale securities:
Debt securities:
Japanese government bonds	11,700,213	5,732	3,720,577	156,541	15,420,790	162,273
Japanese local gov’t bonds	1,024	3	15,285	352	16,309	355
U.S. Treasury bonds	534,269	16,424	840,121	73,747	1,374,390	90,171
Other foreign gov’t bonds	125,777	1,127	34,230	2,872	160,007	3,999
Corporate bonds	138,344	1,943	49,312	3,446	187,656	5,389
Mortgage-backed securities	699,554	15,791	294,809	24,638	994,363	40,429
Other debt securities	44,724	153	23,563	193	68,287	346
Equity securities (marketable)	20,616	1,204	423	39	21,039	1,243

Total	13,264,521	42,377	4,978,320	261,828	18,242,841	304,205

Held-to-maturity securities:
Debt securities:
U.S. Treasury bonds	—	—	283,205	5,955	283,205	5,955

Total	—	—	283,205	5,955	283,205	5,955

2006	Less than 12 months		12 months or more		Total
	Fair Value	Gross unrealized losses	Fair Value	Gross unrealized losses	Fair Value	Gross unrealized losses
	(in millions of yen)
Available-for-sale securities:
Debt securities:
Japanese government bonds	15,392,340	156,481	1,807,491	74,452	17,199,831	230,933
Japanese local gov’t bonds	88,504	1,825	14,903	718	103,407	2,543
U.S. Treasury bonds	489,972	16,217	206,999	2,471	696,971	18,688
Other foreign gov’t bonds	596,013	11,361	46,873	2,333	642,886	13,694
Corporate bonds	2,425,611	27,731	64,512	6,185	2,490,123	33,916
Mortgage-backed securities	493,449	7,371	260,267	9,231	753,716	16,602
Other debt securities	941,534	16,338	19,901	365	961,435	16,703
Equity securities (marketable)	94,564	2,063	204	36	94,768	2,099

Total	20,521,987	239,387	2,421,150	95,791	22,943,137	335,178

Held-to-maturity securities:
Debt securities:
Japanese government bonds	963,583	4,510	—	—	963,583	4,510
Japanese local gov’t bonds	51,081	354	—	—	51,081	354
U.S. Treasury bonds	—	—	305,606	10,903	305,606	10,903

Total	1,014,664	4,864	305,606	10,903	1,320,270	15,767

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MARCH 31, 2005 AND 2006

The MHFG Group performs periodic reviews to identify impaired securities. Impairment is evaluated considering the length of time and extent to which the fair value has been below cost, the financial condition and near-term prospects of the issuer, as well as the MHFG Group’s ability and positive intent to hold the investments for an adequate period of time until an anticipated market price recovery or maturity. If it is determined that the impairment is other-than-temporary, the investment is written down to fair value, and a loss is recognized immediately through earnings.

The MHFG Group has determined that the unrealized losses on investments at March 31, 2006, including those which have been in a continuous loss position for 12 months or more, are not other-than-temporary in nature based on the considerations below.

The majority of investments in an unrealized loss position consists of Japanese government bonds. The unrealized losses on these securities result from rising interest rates subsequent to purchase. Since these bonds are issued by the Japanese government, there are no credit quality issues. Since the MHFG Group has the ability and positive intent to hold these securities until an anticipated market price recovery or maturity, they are not considered other-than-temporarily impaired. Other than the above, the investment category with the largest unrealized loss position for 12 months or more at March 31, 2006 is mortgage-backed securities, which is primarily composed of Government National Mortgage Association or Ginnie Mae securities. Such securities are collateralized by residential mortgage loans and guaranteed by the United States government. The unrealized losses on these securities result from rising interest rates subsequent to purchase. Since the MHFG Group has the ability and positive intent to hold them until an anticipated market price recovery or maturity, they are not considered other-than-temporarily impaired. With respect to the remainder of the portfolio, the MHFG Group also has the ability and positive intent to hold them until an anticipated market price recovery or maturity; therefore, they are not considered other-than-temporarily impaired.

For the fiscal years ended March 31, 2005 and 2006, proceeds from sales of available-for-sale securities were ¥34,754,823 million and ¥29,549,504 million, respectively. Gross realized gains on those sales were ¥511,058 million and ¥298,955 million, respectively, and gross realized losses on those sales were ¥53,842 million and ¥162,159 million, respectively, for the fiscal years ended March 31, 2005 and 2006.

For the fiscal years ended March 31, 2005 and 2006, losses resulting from write-downs for other-than-temporary impairment on available-for-sale securities were ¥19,297 million and ¥83,235 million, respectively. No impairment losses were recorded on held-to-maturity securities for those fiscal years.

Other investments

The following table summarizes the composition of other investments:

	2005	2006
	(in millions of yen)
Equity method investments	154,722	204,831
Investments held by consolidated investment companies	43,489	66,416
Other equity interests	867,345	840,552

Total other investments	1,065,556	1,111,799

Equity method investments

Investments in investees over which the MHFG Group has the ability to exert significant influence are accounted for using the equity method of accounting. Such investments included marketable equity securities carried at ¥20,453 million and ¥33,250 million at March 31, 2005 and 2006, respectively. The aggregated market values of those marketable equity securities were ¥54,459 million and ¥106,676 million, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MARCH 31, 2005 AND 2006

Investments held by consolidated investment companies

The MHFG Group consolidates certain investment companies for which it has control either through ownership or other means. Investment companies are subject to specialized industry accounting which requires investments to be carried at fair value, with changes in fair value recorded in earnings. The MHFG Group maintains this specialized industry accounting for investments held by consolidated investment companies, which consist of marketable and non-marketable investments.

Other equity interests

Other equity interests consist primarily of non-marketable equity securities outside the scope of SFAS No.115, for which the MHFG Group has neither significant influence nor control over the investees. These securities are stated at acquisition cost, with other-than-temporary impairment, if any, included in earnings. The fair values of these securities at March 31, 2005 and 2006 were not readily determinable. The MHFG Group monitors the status of each investee, including its credit rating, to determine whether impairment losses should be recognized.

5. Loans

The table below presents loans outstanding by domicile and industry of borrower at March 31, 2005 and 2006. Categorization of loans by industry is based on the loan classifications designated by the Bank of Japan (“the BOJ”) for regulatory reporting purposes.

	2005	2006
	(in millions of yen)
Domestic:
Manufacturing	7,943,154	7,792,723
Construction	1,745,172	1,563,511
Real estate	6,616,466	7,046,668
Services	9,095,014	9,208,751
Wholesale and retail	7,337,985	6,929,994
Banks and other financial institutions	6,201,142	6,540,940
Transportation	2,854,582	2,789,525
Other industries (Note)	5,969,766	6,857,783
Individuals:
Mortgage loans	10,536,877	10,655,069
Other	1,384,540	1,317,167

Total domestic	59,684,698	60,702,131

Foreign:
Government and official institutions	161,330	330,987
Banks and other financial institutions	671,678	1,437,166
Commercial and industrial	5,033,023	6,104,658
Other (Note)	77,568	205,411

Total foreign	5,943,599	8,078,222

Total	65,628,297	68,780,353
Less: Unearned income and deferred loan fees—net	58,961	69,392

Total loans before allowance for loan losses	65,569,336	68,710,961

Note:	Other industries of Domestic and Other of Foreign include trade receivables and lease receivables of consolidated variable interest entities.

Losses on sales of loans were ¥2,025 million and ¥2,050 million and gains on sales of loans were ¥16,048 million and ¥2,387 million for the fiscal years ended March 31, 2005 and 2006, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MARCH 31, 2005 AND 2006

Impaired loans

The MHFG Group considers both loans that are subject to SFAS No.114 and small balance, homogenous loans to be impaired when it is probable that the MHFG Group will be unable to collect all the scheduled payments of principal and interest when due according to the contractual terms of the loan. Among other things, restructured loans under SFAS No.15, “Accounting by Debtors and Creditors for Troubled Debt Restructuring” (“SFAS No.15”) and loans that are 90 days or more delinquent are generally considered to be impaired. All of the MHFG Group’s impaired loans are designated as nonaccrual loans. A summary of the recorded balances of impaired loans and the related allowance for loan losses at March 31, 2005 and 2006 is shown below:

	2005		2006
	Recorded impaired loan balance	Allowance for loan losses on impaired loans	Recorded impaired loan balance	Allowance for loan losses on impaired loans
	(in millions of yen)
Impaired loans requiring an allowance for loan losses	1,569,515	701,430	1,024,945	331,491
Impaired loans not requiring an allowance for loan losses (Note)	273,798	—	204,472	—

Total	1,843,313	701,430	1,229,417	331,491

Note: These impaired loans do not require an allowance for loan losses because the MHFG Group has sufficient collateral to cover probable loan losses.

The average recorded balance of impaired loans was ¥2,619 billion and ¥1,589 billion, for the fiscal years ended March 31, 2005 and 2006, respectively.

Had interest on nonaccrual loans been accrued at the original contractual terms, gross interest income on such loans for the fiscal years ended March 31, 2005 and 2006 would have been ¥64 billion and ¥45 billion, respectively, of which ¥36 billion and ¥24 billion, respectively, were included in interest income on loans in the consolidated statements of income.

Lease receivables

As part of its financing activities, the MHFG Group enters into leasing arrangements with customers as lessor. The MHFG Group’s leasing operations are performed through leasing subsidiaries in the United States and consist principally of direct financing leases and leveraged leases, involving various types of data processing equipment, office equipment, and transportation equipment. As of March 31, 2005 and 2006, direct financing lease receivables were ¥14,631 million and ¥15,022 million, respectively, and leveraged lease receivables were ¥31,990 million and ¥40,461 million, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MARCH 31, 2005 AND 2006

6. Allowance for loan losses

Changes in the allowance for loan losses for the fiscal years ended March 31, 2005 and 2006 are shown below:

	2005	2006
	(in millions of yen)
Balance at beginning of fiscal year	1,936,167	1,207,155

Provision (credit) for loan losses	55,035	(157,666)

Charge-offs	876,087	305,729
Less: Recoveries	89,740	73,891

Net charge-offs	786,347	231,838

Others (Note)	2,300	(5,330)

Balance at end of fiscal year	1,207,155	812,321

Note:	Others includes primarily foreign exchange translation.

The amount of charge-offs decreased from ¥876 billion for the fiscal year ended March 31, 2005 to ¥306 billion for the fiscal year ended March 31, 2006 and the provision for loan losses was ¥55 billion and a reversal of the provision for loan losses was ¥158 billion for the fiscal year ended March 31, 2005 and 2006, respectively, as the general quality of the MHFG Group’s loan portfolio improved significantly, along with the Japanese economic recovery.

7. Premises and equipment

Premises and equipment at March 31, 2005 and 2006 consist of the following:

	2005	2006
	(in millions of yen)
Land	170,630	167,002
Buildings	559,049	565,459
Equipment and furniture	207,603	190,113
Leasehold improvements	129,906	125,046
Construction in progress	3,053	27,605
Software	465,381	463,415

Total	1,535,622	1,538,640
Less: Accumulated depreciation and amortization	693,990	698,746

Premises and equipment—net	841,632	839,894

Depreciation and amortization expense for premises and equipment for the fiscal years ended March 31, 2005 and 2006 was ¥148,160 million and ¥136,553 million, respectively.

Premises and equipment under capital leases, which is primarily comprised of data processing equipment, amounted to ¥55,729 million and ¥54,651 million at March 31, 2005 and 2006, respectively. Accumulated depreciation and amortization on such premises and equipment at March 31, 2005 and 2006 amounted to ¥32,079 million and ¥35,279 million, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MARCH 31, 2005 AND 2006

For the fiscal year ended March 31, 2005, the MHFG Group recognized impairment charges on long-lived assets amounting to ¥17,484 million, which is primarily related to the retirement of banking operations software as a result of system integrations.

8. Goodwill

SFAS No.142 requires that goodwill, formerly subject to amortization, should no longer be amortized and should be tested for impairment at least annually. The carrying amount of goodwill as of March 31, 2005 and 2006 was ¥39,559 million, and there were no impairment losses nor new acquisitions during the fiscal years ended March 31, 2005 and 2006.

9. Pledged assets and collateral

The following amounts, by balance sheet classifications, have been pledged as collateral for borrowings and for other purposes at March 31, 2005 and 2006:

	2005	2006
	(in millions of yen)
Interest-bearing deposits in other banks	11,869	19,591
Trading account assets	6,681,701	4,880,456
Available-for-sale securities	13,972,933	16,241,788
Loans	6,045,457	6,013,108
Other assets	388,737	422,962

Total	27,100,697	27,577,905

The amounts above include pledged assets that secured parties are not permitted to sell or repledge. At March 31, 2005 and 2006, the carrying values of such pledged assets were ¥17,192 billion and ¥19,065 billion, respectively.

The BOJ requires private depository institutions to maintain a certain amount of funds as reserves in current accounts with the BOJ, based on average deposit balances and certain other factors. There are similar reserve deposit requirements for foreign offices engaged in banking businesses in foreign countries. At March 31, 2005 and 2006, the reserve funds maintained by the MHFG Group, which were included in Cash and due from banks and Interest-bearing deposits in other banks, were ¥4,544 billion and ¥2,269 billion, respectively.

At March 31, 2005 and 2006, the MHFG Group had received collateral that can be sold or repledged, with a fair value of ¥15,192 billion and ¥15,906 billion, respectively, of which ¥9,496 billion and ¥11,298 billion, respectively, were sold or repledged. Such collateral was primarily obtained under resale or securities borrowing agreements, and was used generally as collateral under repurchase or securities lending agreements, or to cover short sales.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MARCH 31, 2005 AND 2006

10. Deposits

The balances of time deposits and certificates of deposit issued by domestic offices in amounts of ¥10 million (approximately US$85 thousand) or more as well as the balance of those deposits issued by foreign offices in amounts of US$100,000 or more at fiscal years ended March 31, 2005 and 2006 are as follows:

	2005	2006
	(in millions of yen)
Domestic offices:
Time deposits	14,602,207	15,387,476
Certificates of deposit	10,571,250	8,353,790

Total	25,173,457	23,741,266

Foreign offices:
Time deposits	2,969,041	5,195,887
Certificates of deposit	297,241	1,005,334

Total	3,266,282	6,201,221

The aggregate amount of demand deposits in overdraft status that have been reclassified as loan balances at fiscal years ended March 31, 2005 and 2006 was ¥623 billion and ¥752 billion, respectively.

The balance and remaining maturities of time deposits and certificates of deposit issued by domestic and foreign offices at fiscal year ended March 31, 2006 are shown in the following table:

	Time deposits	Certificates of deposit	Total
	(in millions of yen)
Domestic offices:
Due in one year or less	20,691,975	8,341,390	29,033,365
Due after one year through two years	1,837,649	100	1,837,749
Due after two years through three years	1,348,161	12,300	1,360,461
Due after three years through four years	260,027	—	260,027
Due after four years through five years	305,990	—	305,990
Due after five years	102,450	—	102,450

Total	24,546,252	8,353,790	32,900,042

Foreign offices:
Due in one year or less	5,405,877	978,846	6,384,723
Due after one year through two years	8,445	25,284	33,729
Due after two years through three years	1,019	1,211	2,230
Due after three years through four years	350	—	350
Due after four years through five years	7,639	—	7,639
Due after five years	658	—	658

Total	5,423,988	1,005,341	6,429,329

Total	29,970,240	9,359,131	39,329,371

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MARCH 31, 2005 AND 2006

11. Debentures

MHCB and MHBK issue debentures denominated in Japanese yen with fixed interest or discount rates to institutional and private investors as a source of funding for their operational needs. The following table summarizes the composition of debentures at March 31, 2005 and 2006:

2005	(in millions of yen)
One-year discount debentures with discount rates of 0.02% to 0.05% (due 2005-2006)	812,444
Three-year coupon debentures with interest rates of 0.35% (due 2006)	100,800
Five-year coupon debentures with interest rates of 0.10% to 1.50% (due 2005-2010)	6,872,147

Total	7,785,391

2006	(in millions of yen)
One-year discount debentures with discount rates of 0.02% to 0.08% (due 2006-2007)	655,236
Three-year coupon debentures with interest rates of 0.35% (due 2006)	100,800
Five-year coupon debentures with interest rates of 0.10% to 1.40% (due 2006-2011)	5,830,468

Total	6,586,504

12. Due to trust accounts

MHTB and TCSB, which are MHFG’s subsidiary trust banks, hold assets on behalf of its customers in an agent, fiduciary or trust capacity. Such trust account assets are not the MHFG Group’s proprietary assets and are managed and accounted for separately. However, the cash of individual trust accounts is often placed with MHTB and TCSB for the customers’ short-term investment needs. These amounts which MHTB and TCSB owe to the trust accounts are recorded as Due to trust accounts. The weighted average interest rate of Due to trust accounts was 0.39% and 0.37% at March 31, 2005 and 2006, respectively.

13. Long-term debt

Long-term debt with original maturities of more than one year at March 31, 2005 and 2006 is comprised of the following:

	2005	2006
	(in millions of yen)
Obligations under capital leases	33,684	30,063
Loan participation borrowings	125,153	139,519
Senior borrowings and bonds	579,454	796,129
Subordinated borrowings and bonds	3,996,005	4,129,049
Borrowings and bonds of variable interest entities	54,479	290,231

Total	4,788,775	5,384,991

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MARCH 31, 2005 AND 2006

The following table presents interest rates and maturities of senior borrowings and bonds, subordinated borrowings and bonds, and borrowings and bonds of variable interest entities:

	Interest rates (1)	Maturity (2)	2005	2006
	(%)		(in millions of yen)
MHCB:
Senior fixed rate borrowings denominated in Japanese yen	4.65	Jan. 2007	4,839	2,351
Senior floating rate borrowings denominated in Japanese yen	0.004-0.308	May 2007-Aug. 2020	173,500	211,200
Senior fixed rate borrowings denominated in U.S. dollars	7.49	Jul. 2018	5,370	4,566
Senior floating rate borrowings denominated in U.S. dollars	4.629-4.7	Jan. 2007-Jun. 2008	42,435	44,042
Senior fixed rate borrowings denominated in other currencies	3.456-6.27	Sep. 2006-Dec. 2015	4,746	5,060
Senior fixed rate bonds denominated in Japanese yen	3.6-3.65	Sep. 2010	6,000	6,000
Senior floating rate bonds denominated in Japanese yen	0.33-0.62	Nov. 2010	1,001	999
Senior fixed rate bonds denominated in U.S. dollars	4.2-4.89	Mar. 2007-Dec. 2007	2,145	7,634
Senior floating rate bonds denominated in U.S. dollars	4.54-4.98	May 2006-Dec. 2007	537	1,644
Subordinated fixed rate borrowings denominated in Japanese yen	0.993-3.963	May 2006-Perpetual	511,724	562,028
Subordinated floating rate borrowings denominated in Japanese yen	0.067-2.35	Oct. 2006-Perpetual	818,908	756,066
Subordinated fixed rate borrowings denominated in U.S. dollars	5.89-8.91	Jun. 2008-Jan. 2024	639,616	716,109
Subordinated floating rate borrowings denominated in U.S. dollars	4.68-5.0	Dec. 2008-Sep. 2010	34,582	3,759
Subordinated fixed rate borrowings denominated in Euro	4.85-4.98	Apr. 2009-Jun. 2011	104,138	179,437
Subordinated floating rate borrowings denominated in Euro	2.821-2.835	Sep. 2010	—	9,279
Subordinated fixed rate bonds denominated in Japanese yen	2.1-3.0	Nov. 2012-Aug. 2014	123,100	123,100

Total			2,472,641	2,633,274

MHBK:
Senior fixed rate borrowings denominated in Japanese yen	0.25-6.5	Apr. 2006-Mar. 2027	9,435	11,636
Subordinated fixed rate borrowings denominated in Japanese yen	1.231-4.6	Apr. 2006-Perpetual	672,700	593,400
Subordinated floating rate borrowings denominated in Japanese yen	0.329-3.405	Apr. 2006-Perpetual	632,250	503,350
Subordinated fixed rate borrowings denominated in U.S. dollars	6.646-8.475	Jun. 2016-Jan. 2024	80,557	139,437

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MARCH 31, 2005 AND 2006

	Interest rates (1)	Maturity (2)	2005	2006
	(%)		(in millions of yen)
Subordinated floating rate borrowings denominated in U.S. dollars	5.811	Sep. 2007	11,815	12,922
Subordinated fixed rate bonds denominated in Japanese yen	0.96-2.49	Sep. 2014-Perpetual	107,200	230,700
Subordinated floating rate bonds denominated in Japanese yen	0.399-0.981	Sep. 2014-Perpetual	52,100	80,900

Total			1,566,057	1,572,345

MHFG and other subsidiaries:
Senior fixed rate borrowings denominated in Japanese yen	0.5-3.768	Apr. 2006-Mar. 2026	7,324	21,616
Senior floating rate borrowings denominated in Japanese yen	0.179-2.951	Jul. 2006-Dec. 2019	97,500	132,800
Senior borrowings denominated in U.S. dollars	—	—	3,248	—
Senior fixed rate bonds denominated in Japanese yen	0-14.9	May 2006-Mar. 2036	127,457	206,789
Senior floating rate bonds denominated in Japanese yen	0-12.3	Apr. 2006-Mar. 2036	85,748	127,288
Senior bonds denominated in foreign currency	0-7.5	Jun. 2006-Apr. 2011	8,169	12,504
Subordinated fixed rate borrowings denominated in Japanese yen	1.878-3.5	Jul. 2012-Feb. 2016	20,015	50,062
Subordinated floating rate borrowings denominated in Japanese yen	1.318-1.332	Apr. 2011-Jul. 2011	83,200	7,000
Subordinated fixed rate bonds denominated in Japanese yen	1.01-2.76	Apr. 2011-Perpetual	30,600	87,800
Subordinated floating rate bonds denominated in Japanese yen	0.386-2.333	Apr. 2011-Perpetual	73,500	73,700
Fixed rate borrowings of variable interest entities	0.71-1.3	Jun. 2008-Jun 2009	20,400	106,000
Floating rate borrowings of variable interest entities	0.245-4.781	Apr. 2006-Dec. 2039	7,878	179,157
Floating rate bonds of variable interest entities	4.9-5.65	Apr. 2011	26,201	5,074

Total			591,240	1,009,790

Total (3), (4)			4,629,938	5,215,409

Notes:
(1)	The interest rates shown are the range of contractual rates in effect at March 31, 2006.
(2)	Maturity information shown is the range of maturities at March 31, 2006.
(3)	None of the long-term debt issues listed above is convertible to common stock.
(4)	Certain debt agreements permit the MHFG Group to redeem the related debt, in whole or in part, prior to maturity at the MHFG Group’s option on terms specified in the respective agreements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MARCH 31, 2005 AND 2006

The following is a summary of contractual maturities of long-term debt subsequent to March 31, 2006:

	MHCB	MHBK	MHFG and other subsidiaries	Total
	(in millions of yen)
Fiscal years ending March 31:
2007	51,632	176,382	49,761	277,775
2008	209,544	167,640	82,230	459,414
2009	442,555	167,903	77,776	688,234
2010	477,355	99,495	174,872	751,722
2011	261,732	6,194	86,502	354,428
2012 and thereafter	1,331,243	972,441	549,734	2,853,418

Total	2,774,061	1,590,055	1,020,875	5,384,991

14. Other assets and liabilities

The following table sets forth the details of other assets and liabilities at March 31, 2005 and 2006:

	2005	2006
	(in millions of yen)
Other assets:
Accounts receivable from brokers, dealers and customers for securities transactions	1,221,630	1,675,386
Miscellaneous receivables	370,994	533,409
Collateral provided for derivative transactions	341,459	342,568
Financial Stabilization Funds	264,192	274,189
Prepaid pension cost	116,252	153,016
Security deposits	131,568	129,459
Other	435,868	576,908

Total	2,881,963	3,684,935

Other liabilities:
Miscellaneous payables	507,768	771,310
Accounts payable to brokers, dealers and customers for securities transactions	884,472	635,103
Matured debentures	419,610	354,006
Factoring amounts owed to customers	258,616	279,994
Unearned income	144,820	164,674
Collateral accepted for derivative transactions	125,384	163,083
Other	756,792	793,569

Total	3,097,462	3,161,739

Financial Stabilization Funds

The Financial Stabilization Funds were initiated in 1996 by the Japanese government in connection with the liquidation of certain failed housing-loan companies. Several financial institutions including the BOJ were required by the Japanese government to invest in these Funds in an effort to stabilize the effects on the Japanese economy. The returns from the investment of the Funds are first to be used to make up for a part of the losses incurred as the housing-loan companies’ loans are collected and disposed of. The Funds are principally invested in Japanese government bonds, but the investment income earned by the Funds does not accrue to the MHFG Group, and as a result, the deposits are non-interest-bearing.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MARCH 31, 2005 AND 2006

The MHFG Group made deposits with the Funds amounting to ¥359,017 million during the fiscal year ended March 31, 1997. The deposits are expected to mature in 15 years from the deposit date. The deposits were discounted to their present value at the time of the deposit and the discount is being accreted over the expected period to maturity using the interest method. The carrying amount of the deposits as of March 31, 2005 and 2006 was ¥264,192 million and ¥274,189 million, respectively.

Unearned income

Unearned income is primarily comprised of refundable fees received from consumer loan customers at the time the loan was made, which is being deferred and recognized in earnings as earned.

Matured debentures

Matured debentures represent the principal balance of debentures that have reached maturity but have not yet been repaid to customers.

15. Preferred stock

The composition of preferred stock at March 31, 2005 and 2006 is as follows:

2005		Number of shares			Liquidation value per share	Convertible or not
Class of stock	Aggregate amount	Authorized	Issued	In treasury
	(in millions of yen)				(yen)
Second series class II preferred stock	200,000	100,000	100,000	38,600	2,000,000	Yes
Third series class III preferred stock	200,000	100,000	100,000	—	2,000,000	Yes
Fourth series class IV preferred stock	300,000	150,000	150,000	—	2,000,000	No
Sixth series class VI preferred stock	300,000	150,000	150,000	—	2,000,000	No
Seventh series class VII preferred stock	250,000	125,000	125,000	—	2,000,000	Yes
Eighth series class VIII preferred stock	250,000	125,000	125,000	65,700	2,000,000	Yes
Ninth series class IX preferred stock	41,250	33,000	33,000	33,000	1,250,000	Yes
Tenth series class X preferred stock	247,788	140,000	140,000	—	1,250,000	Yes
Eleventh series class XI preferred stock	943,740	1,398,500	943,740	—	1,000,000	Yes
Class XII preferred stock	—	1,500,000	—	—	—	—
Thirteenth series class XIII preferred stock	36,690	1,500,000	36,690	—	1,000,000	No

Total	2,769,468	5,321,500	1,903,430	137,300

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MARCH 31, 2005 AND 2006

2006		Number of shares			Liquidation value per share	Convertible or not
Class of stock	Aggregate amount	Authorized	Issued	In treasury
	(in millions of yen)				(yen)
Fourth series class IV preferred stock	300,000	150,000	150,000	—	2,000,000	No
Sixth series class VI preferred stock	300,000	150,000	150,000	—	2,000,000	No
Eleventh series class XI preferred stock	943,740	1,398,500	943,740	—	1,000,000	Yes
Class XII preferred stock	—	1,500,000	—	—	—	—
Thirteenth series class XIII preferred stock	36,690	1,500,000	36,690	—	1,000,000	No

Total	1,580,430	4,698,500	1,280,430	—

Holders or registered pledgees of preferred stock are entitled to receive annual dividends, and distribution of residual assets of MHFG as set out above as liquidation value per share, in priority to holders of common stock but pari passu among themselves. MHFG may pay up to one-half of the annual dividend payable on each class of preferred stock as an interim dividend. Dividends on preferred stock are not cumulative. Holders of preferred stock are not entitled to vote at a general meeting of shareholders except where the articles of incorporation entitle holders of preferred stock to vote.

Fourth series class IV preferred stock, Sixth series class VI preferred stock, and Thirteenth series class XIII preferred stock are callable (in full or in part) at the option of the issuer after August 1, 2004, April 1, 2004, and April 1, 2013, respectively. Call prices are the sum of the liquidation value per share and the accrued dividend for each class of preferred stock. Accrued dividends are calculated on a daily basis starting on the first day of the fiscal period in which the call date belongs and ending on the call date. If an interim dividend is paid during that fiscal period, the amount of this interim dividend will be subtracted from the accrued dividend.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MARCH 31, 2005 AND 2006

Eleventh series class XI preferred stock is convertible into common stock at the option of the holder. Material terms and conditions of conversion are as follows:

	Conversion period (1)	Conversion ratio (2)
Eleventh series class XI preferred stock	July 1, 2008 to June 30, 2016	¥1,000,000/(conversion price), where the conversion price is the higher of (x) the average price of daily closing prices (including closing bid or offered price) of common stock as reported by the Tokyo Stock Exchange (“TSE”) for the 30 consecutive trading days (excluding trading days on which no closing price, closing bid or offered price is reported) commencing on the 45th trading day prior to July 1, 2008 and (y) ¥50,000; to be reset on July 1 of each year between 2009 and 2015 (each, a “Reset Date”) as ¥1,000,000/(conversion price), where the conversion price is the lower of (x) the average price of daily closing prices (including closing bid or offered price) of common stock as reported by the TSE for the 30 consecutive trading days (excluding trading days on which no closing price, closing bid or offered price is reported) commencing on the 45th trading day prior to the Reset Date and (y) the conversion price effective as of the Reset Date, provided that the conversion price shall not be less than 60% of the initial conversion price or ¥50,000.

Notes:

(1)	If the date to determine the shareholders entitled to exercise their voting rights at a general meeting of the shareholders of MHFG (the “Record Date”) is prescribed, the period from and including the date immediately following such Record Date to and including the date on which such general meeting is concluded shall be excluded.
(2)	Subject to adjustment, where issuance or disposal by MHFG of common stock for a price below the “current market price”, a stock split, issuance of securities convertible into common stock at a price below the “current market price” at the time of issuance thereof or determination of the conversion price thereof, merger or amalgamation, or a capital decrease or stock consolidation occurs and in certain other circumstances.

Each share of preferred stock which has not been converted as described above by the end of the relevant conversion period will be converted into common stock on the day following the end of the conversion period on the following terms:

	Conversion date	Conversion ratio
Eleventh series class XI preferred stock	July 1, 2016	¥1,000,000/(current market price), where the current market price is the average price of daily closing prices (including closing bid or offered price) of common stock as reported by the TSE for the 30 consecutive trading days (excluding trading days on which no closing price, closing bid or offered price is reported) commencing on the 45th trading day prior to July 1, 2016, provided that the current market price shall not be less than 60% of the initial conversion price or ¥50,000.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MARCH 31, 2005 AND 2006

The changes in the number of shares and the aggregate amount of preferred stock during the fiscal years ended March 31, 2005 and 2006 were as follows:

Class of stock	Issued at March 31, 2004	Non-cash dividends	Conversion to shares of common stock	Cancelled	Issued at March 31, 2005	Cancelled	Issued at March 31, 2006
	(number of shares)
Preferred stock held by the Resolution and Collection Corporation:
First series class I preferred stock	33,000	—	—	(33,000)	—	—	—
Second series class II preferred stock	100,000	—	—	—	100,000	(100,000)	—
Third series class III preferred stock	100,000	—	—	—	100,000	(100,000)	—
Fourth series class IV preferred stock	150,000	—	—	—	150,000	—	150,000
Sixth series class VI preferred stock	150,000	—	—	—	150,000	—	150,000
Seventh series class VII preferred stock	125,000	—	—	—	125,000	(125,000)	—
Eighth series class VIII preferred stock	125,000	—	—	—	125,000	(125,000)	—
Ninth series class IX preferred stock	140,000	—	—	(107,000)	33,000	(33,000)	—
Tenth series class X preferred stock	140,000	—	—	—	140,000	(140,000)	—

Total	1,063,000	—	—	(140,000)	923,000	(623,000)	300,000

Preferred stock held by other shareholders:
Eleventh series class XI preferred stock	943,740	—	—	—	943,740	—	943,740
Twelfth series class XI preferred stock	5,500	—	(5,500)	—	—	—	—
Thirteenth series class XIII preferred stock	36,690	—	—	—	36,690	—	36,690

Total	985,930	—	(5,500)	—	980,430	—	980,430

Total preferred stock	2,048,930	—	(5,500)	(140,000)	1,903,430	(623,000)	1,280,430

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MARCH 31, 2005 AND 2006

Class of stock	Aggregate amount at March 31, 2004	Non-cash dividends	Conversion to shares of common stock	Cancelled (Note)	Aggregate amount at March 31, 2005	Cancelled (Note)	Aggregate amount at March 31, 2006
	(in millions of yen)
Preferred stock held by the Resolution and Collection Corporation:
First series class I preferred stock	99,000	—	—	(99,000)	—	—	—
Second series class II preferred stock	200,000	—	—	—	200,000	(200,000)	—
Third series class III preferred stock	200,000	—	—	—	200,000	(200,000)	—
Fourth series class IV preferred stock	300,000	—	—	—	300,000	—	300,000
Sixth series class VI preferred stock	300,000	—	—	—	300,000	—	300,000
Seventh series class VII preferred stock	250,000	—	—	—	250,000	(250,000)	—
Eighth series class VIII preferred stock	250,000	—	—	—	250,000	(250,000)	—
Ninth series class IX preferred stock	175,000	—	—	(133,750)	41,250	(41,250)	—
Tenth series class X preferred stock	247,788	—	—	—	247,788	(247,788)	—

Total	2,021,788	—	—	(232,750)	1,789,038	(1,189,038)	600,000

Preferred stock held by other shareholders:
Eleventh series class XI preferred stock	943,740	—	—	—	943,740	—	943,740
Twelfth series class XI preferred stock	39,796	1,811	(41,607)	—	—	—	—
Thirteenth series class XIII preferred stock	36,690	—	—	—	36,690	—	36,690

Total	1,020,226	1,811	(41,607)	—	980,430	—	980,430

Total preferred stock	3,042,014	1,811	(41,607)	(232,750)	2,769,468	(1,189,038)	1,580,430

Note: Upon	cancellation of preferred stock held by the Resolution and Collection Corporation, different series of preferred stock which were repurchased on the same date were treated as one issue when comparing the repurchase price and the book value, because the cancelled stock was held by one holder. The aggregate book value of the cancelled stock is charged to preferred stock and the aggregate excess amount of purchase price over book value is charged to accumulated deficit.

See Note 33 “Subsequent events” for a description of the repurchase and cancellation of preferred stock held by the Resolution and Collection Corporation which was conducted subsequent to March 31, 2006.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MARCH 31, 2005 AND 2006

16. Common stock

The changes in the number of issued shares of common stock during the fiscal years ended March 31, 2005 and 2006 were as follows:

	2005	2006
	(shares)
Balance at beginning of fiscal year	11,926,964	12,003,995
Issuance of new shares of common stock by conversion of Twelfth series class XI preferred stock	77,031	—

Balance at end of fiscal year	12,003,995	12,003,995

See Note 33 “Subsequent events” for a description of the repurchase and cancellation of common stock held by a subsidiary which was conducted subsequent to March 31, 2006.

17. Dividends

The amount available for dividends under the Commercial Code of Japan is based on the amount recorded in MHFG’s general books of account, on a non-consolidated basis, maintained in accordance with Japanese GAAP. Therefore, the consolidated shareholders’ equity under U.S. GAAP has no effect on the determination of the amount available for dividends. On March 31, 2006, MHFG’s capital stock, capital surplus, and retained earnings were ¥1,540,965 million, ¥385,292 million, and ¥827,306 million, respectively, under Japanese GAAP.

The Commercial Code of Japan provides that, if the sum of a legal reserve and additional paid-in capital is less than one-quarter of the capital stock under Japanese GAAP, an entity must, until such sum reaches one-quarter of the capital stock, set aside in its legal reserve an amount equal to at least one-tenth of any amount paid out by the entity as an appropriation of retained earnings (including any payment by way of annual dividends) or equal to one-tenth of any interim dividend. Among the ¥827,306 million of MHFG’s retained earnings at March 31, 2006, ¥4,350 million is appropriated as legal reserve and ¥822,956 million is unappropriated.

In addition to the provision that requires an appropriation for legal reserve, the Commercial Code of Japan and the Banking Law impose certain limitations on the amount available for dividends. Under the Commercial Code of Japan, MHFG’s maximum amount available for dividends, at March 31, 2006, was ¥821,751 million, based on the amount recorded in MHFG’s general books of account under Japanese GAAP. Under the Banking Law and related regulations, MHFG has to meet the minimum capital adequacy requirements. Distributions of retained earnings, which are otherwise distributable to shareholders, are restricted in order to maintain the minimum 4.0% Tier I capital for capital adequacy purposes.

Payment of dividends on shares of common stock is also subject to the prior payment of dividends on shares of preferred stock.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MARCH 31, 2005 AND 2006

Dividends on preferred stock and common stock during fiscal years ended March 31, 2005 and 2006 were as follows:

2005	Cash dividends		Non-cash dividends
Class of stock	Per share	In aggregate	Per share	In aggregate
	(in yen)	(in millions of yen)	(in yen)	(in millions of yen)
First series class I preferred stock	22,500	742	—	—
Second series class II preferred stock	8,200	820	—	—
Third series class III preferred stock	14,000	1,400	—	—
Fourth series class IV preferred stock	47,600	7,140	—	—
Sixth series class VI preferred stock	42,000	6,300	—	—
Seventh series class VII preferred stock	11,000	1,375	—	—
Eighth series class VIII preferred stock	8,000	1,000	—	—
Ninth series class IX preferred stock	17,500	2,450	—	—
Tenth series class X preferred stock	5,380	753	—	—
Eleventh series class XI preferred stock	20,000	18,875	—	—
Twelfth series class XI preferred stock (Note)	2,500	14	329,314	1,811
Thirteenth series class XIII preferred stock	30,000	1,101	—	—
Common stock	3,000	32,311	—	—

Total		74,281		1,811

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MARCH 31, 2005 AND 2006

2006	Cash dividends		Non-cash dividends
Class of stock	Per share	In aggregate	Per share	In aggregate
	(in yen)	(in millions of yen)	(in yen)	(in millions of yen)
Second series class II preferred stock	8,200	504	—	—
Third series class III preferred stock	14,000	1,400	—	—
Fourth series class IV preferred stock	47,600	7,140	—	—
Sixth series class VI preferred stock	42,000	6,300	—	—
Seventh series class VII preferred stock	11,000	1,375	—	—
Eighth series class VIII preferred stock	8,000	474	—	—
Ninth series class IX preferred stock	—	—	—	—
Tenth series class X preferred stock	5,380	753	—	—
Eleventh series class XI preferred stock	20,000	18,875	—	—
Thirteenth series class XIII preferred stock	30,000	1,101	—	—
Common stock	3,500	37,962	—	—

Total		75,884		—

Note:	Non-cash dividends of Twelfth series class XI preferred stock during the fiscal year ended March 31, 2005 is the amortized amount of the beneficial conversion feature related to the Twelfth series class XI preferred stockholders, calculated in accordance with EITF Issue No.00-27 “Application of Issue No.98-5 to Certain Convertible Instruments”.

18. Regulatory matters

Regulatory capital requirements

MHFG, MHCB, MHBK, and MHTB are subject to regulatory capital requirements administered by the Financial Services Agency (“FSA”) in accordance with the provisions of the Banking Law and related regulations. Failure to meet minimum capital requirements may initiate certain mandatory actions by regulators that, if undertaken, could have a direct material effect on the MHFG Group’s consolidated financial statements.

The capital adequacy guidelines applicable to Japanese banks and bank holding companies with international operations supervised by the FSA closely follow the risk-adjusted approach proposed by the Bank for International Settlements (“BIS”) and are intended to further strengthen the soundness and stability of Japanese banks. Under the risk-based capital framework of these guidelines, balance sheet assets and off-balance sheet exposures, calculated under Japanese GAAP, are assessed according to broad categories of relative risk, based primarily on the credit risk of the counterparty, country transfer risk and the risk regarding the category of transactions. In addition to credit risk, banks are required to measure and apply capital charges with respect to their market risks. Market risk is defined as the risk of losses in on- and off-balance-sheet positions arising from movements in market prices.

With regard to risk-based capital, these guidelines are consistent with the standards of BIS in requiring a target minimum standard capital adequacy ratio of 8%, at least half of which must consist of core capital, on both a consolidated and non-consolidated basis for banks with international operations, such as MHCB and MHTB, or

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MARCH 31, 2005 AND 2006

on a consolidated basis for bank holding companies with international operations, such as MHFG.

Risk-based capital, calculated from financial statements prepared under Japanese GAAP, is classified into the following three tiers: core capital (Tier 1 capital); supplementary capital (Tier 2 capital); and junior supplementary capital (Tier 3 capital). Tier 1 capital generally consists of shareholders’ equity less any recorded goodwill and consolidation adjustment accounts. Tier 2 capital generally consists of: general reserve for possible losses on loans, subject to a limit of 1.25% of total risk-weighted assets; 45% of each of the unrealized gains on valuation of certain securities classified as “other securities” under Japanese GAAP which is similar to available-for-sale securities under U.S. GAAP, and the unrealized appreciation in the value of land; the balance of subordinated perpetual debt; and the balance of subordinated term debt with an original maturity of over five years and preferred term shares up to 50% of Tier 1 capital. Tier 2 capital may be included in a bank’s risk-based capital up to the amount equivalent to Tier 1 capital, less Tier 3 capital if market risk is taken into account in the capital adequacy ratio calculation. Tier 3 capital consists of the balance of subordinated term debt with original maturity of at least two years. Tier 3 capital may be included in total risk-based capital subject to certain conditions, depending on the measure for market risk and the amount of Tier 1 capital.

Japanese banks with only domestic operations, such as MHBK, are subject to Japanese capital adequacy requirements that are similar to those discussed above, except that domestic banks are required to maintain a minimum capital adequacy ratio of 4%, at least half of which must consist of Tier 1 capital, on both a consolidated and non-consolidated basis.

If the capital adequacy ratio of a financial institution falls below the required level, the FSA may, depending upon the extent of capital deterioration, take certain corrective action including requiring the financial institution to submit an improvement plan to strengthen its capital base, reduce its total assets, restrict its business operations, or other actions that could have a material effect on the MHFG Group’s financial statements.

Capital adequacy ratios of MHFG, MHCB, MHBK, and MHTB as of March 31, 2005 and 2006 calculated in accordance with Japanese GAAP and guidelines established by the Ministry of Finance and the FSA are set forth in the following table:

	2005		2006
	Amount	Ratio	Amount	Ratio
	(in millions of yen, except percentages)
Consolidated:

MHFG:
Tier 1 capital:
Required	2,693,000	4.00	3,093,534	4.00
Actual	4,172,048	6.19	4,555,947	5.89
Total risk-based capital:
Required	5,386,000	8.00	6,187,068	8.00
Actual	8,020,234	11.91	8,993,255	11.62

MHCB:
Tier 1 capital:
Required	1,327,345	4.00	1,621,710	4.00
Actual	2,878,112	8.67	2,809,455	6.92
Total risk-based capital:
Required	2,654,689	8.00	3,243,420	8.00
Actual	4,860,884	14.64	5,219,643	12.87

MHBK:
Tier 1 capital:
Required	627,140	2.00	661,112	2.00
Actual	1,844,384	5.88	1,904,424	5.76
Total risk-based capital:
Required	1,254,280	4.00	1,322,225	4.00
Actual	3,379,979	10.77	3,399,676	10.28

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MARCH 31, 2005 AND 2006

	2005		2006
	Amount	Ratio	Amount	Ratio
	(in millions of yen, except percentages)
MHTB:
Tier 1 capital:
Required	168,825	4.00	178,176	4.00
Actual	300,809	7.12	337,125	7.56
Total risk-based capital:
Required	337,650	8.00	356,352	8.00
Actual	556,931	13.19	642,548	14.42

Non-consolidated:

MHCB:
Tier 1 capital:
Required	1,295,031	4.00	1,517,456	4.00
Actual	2,664,598	8.23	2,759,232	7.27
Total risk-based capital:
Required	2,590,063	8.00	3,034,912	8.00
Actual	4,585,685	14.16	5,311,106	14.00
MHBK:
Tier 1 capital:
Required	629,031	2.00	653,368	2.00
Actual	1,881,901	5.98	1,847,813	5.65
Total risk-based capital:
Required	1,258,061	4.00	1,306,735	4.00
Actual	3,419,885	10.87	3,343,308	10.23

MHTB:
Tier 1 capital:
Required	168,921	4.00	177,344	4.00
Actual	304,001	7.19	329,982	7.44
Total risk-based capital:
Required	337,842	8.00	354,688	8.00
Actual	553,412	13.10	633,796	14.29

MHFG’s securities subsidiaries in Japan are also subject to the capital adequacy rules of the FSA under the Securities and Exchange Law. This rule requires securities firms to maintain a minimum capital adequacy ratio of 120% calculated as a percentage of capital accounts less certain assets, as determined in accordance with Japanese GAAP, against amounts equivalent to market, counterparty, and basic risks. Specific guidelines are issued as a ministerial ordinance which details the definition of essential components of the capital ratios, including capital, disallowed assets and risks, and related measures. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. A capital ratio of less than 140% will call for regulatory reporting and a capital ratio of 100% or less may lead to a temporary suspension of all or part of the business operations and cancellation of the license to act as a securities broker and dealer.

Management believes, as of March 31, 2006, that MHFG, MHCB, MHBK, MHTB, and their securities subsidiaries in Japan are in compliance with all capital adequacy requirements to which they are subject.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MARCH 31, 2005 AND 2006

Business improvement orders

The FSA issued business improvement orders to the MHFG Group in connection with certain misconduct and operational errors by employees. Such acts include an erroneous stock brokerage order by an employee of MHSC resulting in a loss of ¥40,739 million, which is included in Other noninterest expenses for the fiscal year ended March 31, 2006. The business improvement orders require the MHFG Group to improve its internal controls to prevent future occurrences. The MHFG Group has implemented, and will continue to implement, various measures to improve its internal controls.

19. Earnings per common share

Basic earnings per common share are computed by dividing net income by the weighted average number of common shares outstanding during the fiscal year. Diluted earnings per common share reflect the assumed conversion to common shares of all convertible securities such as convertible preferred stock.

The following table sets forth the computation of basic and diluted earnings per common share for the fiscal years ended March 31, 2005 and 2006:

	2005	2006
	(in millions of yen)
Net income:
Net income	1,078,061	1,085,672
Less: Net income attributable to preferred shareholders	57,064	37,953

Net income attributable to common shareholders	1,020,997	1,047,719

Effect of dilutive securities:
Convertible preferred stock	25,192	18,875

Net income attributable to common shareholders after assumed conversions	1,046,189	1,066,594

	2005	2006
	(thousands of shares)
Shares:
Weighted average common shares outstanding	10,791	11,172

Effect of dilutive securities:
Convertible preferred stock (Note)	4,153	1,717

Weighted average common shares after assumed conversions	14,944	12,889

	2005	2006
	(in yen)
Amounts per common share:
Basic net income per common share	94,616.09	93,778.71

Diluted net income per common share	70,005.52	82,748.82

Note:	The number of the dilutive common shares is based on the conversion price as of each fiscal year-end.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MARCH 31, 2005 AND 2006

20. Income taxes

The following table presents the components of Income tax expense (benefit) for the fiscal years ended March 31, 2005 and 2006:

	2005	2006
	(in millions of yen)
Current:
Domestic	(125,202)	43,745
Foreign	19,952	26,655

Total current tax expense (benefit)	(105,250)	70,400

Deferred:
Domestic	230,005	(445,535)
Foreign	(376)	993

Total deferred tax expense (benefit)	229,629	(444,542)

Total income tax expense (benefit)	124,379	(374,142)

On December 24, 2004, the Supreme Court of Japan ruled in favor of MHCB, supporting MHCB’s petition for rescission of a corporate tax correction regarding MHCB’s write-off of amounts outstanding from Japan Housing Loan, Inc. (“JHL”), which was followed by the refund of provisional tax payments made in 1996. As a result of the “JHL case judgment”, the amount of the current tax expense decreased by ¥152,388 million for the fiscal year ended March 31, 2005. In addition, the interest on the refund of provisional tax payments of ¥102,106 million was included in Other noninterest income for the period.

The preceding table does not reflect the tax effects of unrealized net gains on available-for-sale securities and minimum pension liability adjustments. The tax effect of these items is recorded directly in Shareholders’ equity for the fiscal years ended March 31, 2005 and 2006. The detailed amounts reducing Shareholders’ equity are as follows:

	2005	2006
	(in millions of yen)
Unrealized net gains on available-for-sale securities	5,311	591,405
Minimum pension liability	—	(650)

Total tax effect	5,311	590,755

Since the MHFG Group does not have the intention to divest its foreign subsidiaries in the foreseeable future, deferred taxes are not provided on the temporary differences related to foreign currency translation adjustments.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MARCH 31, 2005 AND 2006

The following table shows a reconciliation of Income tax expense (benefit) at the effective statutory tax rate to actual income tax expense for the fiscal years ended March 31, 2005 and 2006:

	2005	2006
	(in millions of yen, except tax rates)
Income before income tax expense (benefit)	1,202,440	711,530
Effective statutory tax rate	40.69%	40.69%

Income tax calculated at the statutory tax rate	489,273	289,522
Income not subject to tax	(15,028)	(119,421)
Expenses not deductible for tax purposes	1,729	4,656
Tax rate differentials of subsidiaries	6,093	5,246
Change in valuation allowance	(315,760)	650,056
Change in undistributed earnings of subsidiaries	94,885	(79,559)
Change in net operating loss carryforwards resulting from the sale of shares of subsidiaries within the Group	(4,740)	(1,151,222)
Minority interest in consolidated subsidiaries	12,590	28,097
Effect of the “JHL case judgment”	(152,388)	—
Other	7,725	(1,517)

Income tax expense (benefit)	124,379	(374,142)

The components of net deferred tax assets at March 31, 2005 and 2006 are as follows:

	2005	2006
	(in millions of yen)
Deferred tax assets:
Investments	968,342	1,030,594
Allowance for loan losses	626,616	424,364
Derivative financial instruments	41,433	137,219
Premises and equipment	75,735	53,345
Financial Stabilization Funds	38,490	34,459
Net operating loss carryforwards	1,935,886	2,989,864
Other	213,030	259,237

	3,899,532	4,929,082
Valuation allowance	(1,744,576)	(2,383,956)

Deferred tax assets, net of valuation allowance	2,154,956	2,545,126

Deferred tax liabilities:
Available-for-sale securities	793,839	1,399,910
Undistributed earnings of subsidiaries	154,560	75,109
Prepaid pension cost and accrued pension liabilities	18,859	45,727
Other	39,558	50,584

Deferred tax liabilities	1,006,816	1,571,330

Net deferred tax assets	1,148,140	973,796

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MARCH 31, 2005 AND 2006

Deferred tax assets and deferred tax liabilities within the same tax jurisdiction have been netted for presentation in the balance sheets as follows:

	2005	2006
	(in millions of yen)
Deferred tax assets on the balance sheet	1,175,199	996,533
Deferred tax liabilities on the balance sheet	27,059	22,737

Net deferred tax assets	1,148,140	973,796

In assessing the realizability of deferred tax assets, management considered whether it was more likely than not that some portion or all of the deferred tax assets would not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considered the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies available in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets were deductible, management believed it was more likely than not that the MHFG Group would realize the benefits of these deductible differences, net of the existing valuation allowances at March 31, 2005 and 2006.

At March 31, 2006, the MHFG Group had net operating loss carryforwards totaling ¥7,407,037 million. These net operating losses are scheduled to expire as follows:

Net operating loss carryforwards
(in millions of yen)
Fiscal year ending March 31,
2009	225,131
2010	3,138,038
2011	513,926
2012	609,373
2013 and thereafter	2,920,569

Total	7,407,037

Included in Net operating loss carryforwards in the above table are carryforwards of the holding company and a subsidiary of ¥2,865,954 million resulting mainly from the sale of shares of subsidiary companies within the Group. The tax effect of these carryforwards is offset by a full valuation allowance.

21. Pension and other employee benefit plans

Severance indemnity plans

MHFG and certain subsidiaries, including MHBK, MHCB, and MHTB, sponsor and offer their employees other than directors and corporate auditors, lump-sum severance indemnity plans. Under the severance indemnity plans, employees are provided with lump-sum cash payments upon leaving the company. The amount of benefits under the severance indemnity plans is principally determined based on the position, the length of service and the reason for retirement. When employees meet certain conditions including the length of service, they may opt to receive annuity payments instead of lump-sum payments at retirement. MHFG and certain subsidiaries also offer special termination benefits to former employees whose contributions during their career were deemed meritorious and to those with particular circumstances.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MARCH 31, 2005 AND 2006

Employees’ Pension Funds

MHFG and certain subsidiaries provide funded contributory defined benefit plans, which are known as the Employees’ Pension Funds (“EPF”), as defined and regulated by the Japanese Welfare Pension Insurance Law (“JWPIL”). Under the EPF, an employer establishes a special public entity that administers and manages the plan with respect to the employees covered by the EPF. The EPF comprises:

a.	The “substitutional portion” representing a portion of the pay-related part of the elderly pension that the EPF administers on behalf of the state-run welfare pension and;

b.	The “corporate portion” which represents the discretionary benefit arrangement set up by the employer or the EPF.

When an employer establishes the EPF, the portion of the welfare pension premium that represents the substitutional portion, and would otherwise be required to be paid to the government, is contributed to the EPF.

In June 2001, the JWPIL was amended to permit the employer to separate the substitutional portion from the EPF and transfer the obligation and related assets to the Japanese government. After the separation, the entire premium representing the contribution to the welfare pension is transferred to the government. The separation process requires several phases to be completed and is accounted for in accordance with EITF Issue No.03-2 as discussed below.

MHFG and certain subsidiaries submitted an application to the government to transfer the obligation to pay benefits for future employee service related to the substitutional portion and the application was approved in September 2003. MHFG and certain subsidiaries made another application for the transfer to the government of the remaining substitutional portion and the application was approved in March 2005. MHFG and these subsidiaries will be released from paying the remaining substitutional portion of the benefit obligation for past employee services upon the final transfer to the government of certain plan assets. The impact on the MHFG Group’s consolidated financial statements of the transfers accounted for in accordance with EITF Issue No.03-2 is not known and cannot be reasonably estimated until the completion of the transfer.

During fiscal year ended March 31, 2006, a subsidiary of MHFG completed the transfer of the substitutional portion to the government. The effect of this settlement calculated pursuant to the guidance in EITF Issue No.03-2 is as follows:

(in millions of yen)
Subsidy (representing the difference between the accumulated benefit obligation over the fair value of the related assets)	1,307
Settlement gain recognized for proportionate amount of net unrecognized loss related to the entire EPF	225
Effect of the reversal of future salary progression	395

Total settlement gain	1,927

The subsidy is included in Other noninterest income and the others are deducted from Salaries and employee benefits.

During fiscal year ended March 31, 2005, MHFG and certain subsidiaries amended their defined benefit pension plans under which future benefits for plan participants whose benefits have not been paid would fluctuate with market interest rates.

Tax-Qualified Pension Plans (closed “TQPPs”)

Some of MHFG’s subsidiaries offer closed TQPPs. These plans are non-contributory defined benefits plans which provide retired employees other than directors and corporate auditors with retirement benefits that are determined based on certain factors that include the length of service. Under the tax-qualified pension plans, employers enter into contracts with financial institutions such as trust banks or life insurers that administer employer contributions and benefit payments.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MARCH 31, 2005 AND 2006

Defined contribution plans

MHFG and certain subsidiaries have several defined contribution plans. The costs recognized for contributions to the plans for the fiscal years ended March 31, 2005 and 2006 were ¥690 million and ¥724 million, respectively.

Foreign office benefit plans

Foreign offices and subsidiaries have postemployment and/or postretirement plans for eligible employees and retirees. Foreign offices and subsidiaries also have defined contribution plans and/or defined benefit plans. The costs of such plans charged to earnings for the fiscal years ended March 31, 2005 and 2006 were ¥1,393 million and ¥1,555 million, respectively.

Implementation of SFAS No.87

The original implementation date of the SFAS No.87, “Employers’ Accounting for Pensions” (“SFAS No.87”), was the fiscal year beginning after December 15, 1988 for non-US plans. Due to the unavailability of data, the MHFG Group adopted SFAS No.87 from the fiscal year beginning April 1, 2004 for the purpose of the consolidated financial statements. Because the expected future service period of the existing employees as of the adoption date was approximately 11 years assuming that SFAS No.87 had been adopted at its original implementation date, the net transition obligation of ¥502,264 million was charged directly to accumulated deficit in its entirety at April 1, 2004.

Net periodic benefit cost and funded status

Net periodic benefit cost of the severance indemnities and pension plans, net of contributions made by employees, for the fiscal years ended March 31, 2005 and 2006 includes the following components:

	2005	2006
	(in millions of yen)
Service cost-benefits earned during the fiscal year	26,454	28,908
Interest costs on projected benefit obligation	39,566	37,751
Expected return on plan assets	(54,934)	(62,947)
Amortization of unrecognized prior service benefit	—	(463)
Amortization of net actuarial loss	—	71
Special termination benefits	17,761	5,936
Gain on settlement	—	(620)

Net periodic benefit cost	28,847	8,636

Weighted-average assumptions used:
Discount rates in determining expense	2.54%	2.45%
Discount rates in determining benefit obligation	2.45%	2.55%
Rates of increase in future compensation level for determining expense	1.67-5.31%	1.40-5.31%
Rates of increase in future compensation level for determining benefit obligation	1.40-5.31%	1.37-5.67%
Expected rates of return on plan assets	3.43%	3.63%

In estimating the discount rate, the MHFG Group used interest rates on high-quality fixed-income governmental and corporate bonds that received a rating of AA(Aa) or higher from rating agencies. The durations of such bonds closely match that of the pension benefit obligation. Assumed discount rates were reevaluated at each measurement date.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MARCH 31, 2005 AND 2006

The following table sets forth the combined funded status and amounts recognized in the accompanying consolidated balance sheets at March 31, 2005 and 2006 for the plans of MHFG and its subsidiaries. Accordingly, funded status and amounts recognized in the table below show the combined amounts of those presented in the consolidated financial statements of these subsidiaries.

	2005	2006
	(in millions of yen)
Change in benefit obligation:
Benefit obligation at beginning of fiscal year	1,563,708	1,551,253
Service cost	26,454	28,908
Interest cost	39,566	37,751
Plan participants’ contributions	1,298	1,156
Amendments	(4,789)	(430)
Divestitures	(72)	(896)
Transfer of substitutional portion	—	(3,432)
Actuarial loss (gain)	3,739	(15,401)
Foreign currency exchange rate changes	7	1,713
Benefits paid	(48,175)	(40,140)
Lump-sum payments	(30,483)	(17,351)

Benefit obligation at end of fiscal year	1,551,253	1,543,131

Change in plan assets:
Fair value of plan assets at beginning of fiscal year	1,574,242	1,601,122
Actual return on plan assets	29,860	476,814
Foreign currency exchange rate changes	6	1,039
Divestitures	—	(389)
Transfer of substitutional portion	—	(1,730)
Employer contributions	43,891	34,855
Plan participants’ contributions	1,298	1,156
Benefits paid	(48,175)	(40,140)

Fair value of plan assets at end of fiscal year	1,601,122	2,072,727

Funded status	49,869	529,596
Unrecognized net actuarial loss (gain)	28,829	(400,196)
Unrecognized prior service cost	(4,789)	(4,753)

Net amount recognized	73,909	124,647

Amounts recognized in the consolidated balance sheets:
Prepaid pension cost	116,252	153,016
Accrued pension liability	(42,343)	(29,968)
Accumulated other comprehensive income	—	1,599

Net amount recognized	73,909	124,647

Note:	The aggregated accumulated benefit obligations of these plans were ¥1,522,047 million and ¥1,517,356 million, respectively, as of March 31, 2005 and 2006. The severance indemnities plans generally employ a multi-variable and non-linear formula based upon compensation at the time of severance, rank and years of service. Employees with service in excess of one year are qualified to receive lump-sum severance indemnities.

The projected benefit obligations, accumulated benefit obligations and fair value of plan assets for the plans of MHFG and its subsidiaries with accumulated benefit obligations in excess of plan assets were ¥64,027 million, ¥59,349 million and ¥29,540 million, respectively, at March 31, 2005 and ¥43,991 million, ¥43,031 million and ¥25,390 million, respectively, at March 31, 2006.

Pension plans are not fully integrated among subsidiaries of the MHFG Group and plan assets are managed separately by each plan.

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Asset allocation

Pension plan asset allocations of MHFG and certain subsidiaries at March 31, 2005 and 2006, by asset category are as follows:

Asset category	Fair value of pension plan assets at March 31,
	2005	2006
The EPF assets:
Fund for corporate pension:
Japanese equity securities	7.46%	6.38%
Japanese debt securities	6.22%	6.72%
General account of life insurance companies	4.72%	3.81%
Non-Japanese equity securities	6.82%	5.35%
Non-Japanese debt securities	8.68%	7.72%
Short-term assets	0.69%	0.38%

Total	34.59%	30.36%
Fund for substitutional portion:
Japanese short-term monetary assets	13.32%	10.29%

Total EPF assets	47.91%	40.65%

Assets retained in employee retirement benefit trust:
Japanese equity securities	52.09%	59.35%

	100.00%	100.00%

Included in Japanese equity securities was ¥31,832 million (1.99% of contributory pension plan assets) and ¥56,725 million (2.74% of contributory pension plan assets) of the MHFG Group common stock at March 31, 2005 and 2006, respectively.

Included in Japanese debt securities was ¥822 million (0.05% of contributory pension plan assets) and ¥902 million (0.04% of contributory pension plan assets) of the MHFG Group debt securities at March 31, 2005 and 2006, respectively.

As discussed above, MHFG and certain subsidiaries are in the process of transferring to the Japanese government the substitutional portion of the EPF. These assets will be delivered to the Employees’ Pension Insurance when the transfer procedure is completed. Therefore, the EPF assets are separated into a fund for the corporate portion (hereafter called “fund for the corporate portion”), and a fund for the substitutional portion of the EPF (hereafter called “fund for the substitutional portion”).

Investment policies

MHFG and certain subsidiaries’ target asset allocation for funds for the EPF plans, excluding the funds for the substitutional portion, is as follows:

Asset category	Asset ratio at March 31, 2006
Japanese equity securities	17.00%
Japanese debt securities	42.00%
Non-Japanese equity securities	15.00%
Non-Japanese debt securities	26.00%

Total	100.00%

In managing assets for the EPF, the MHFG Group determines the appropriate levels of risk that the MHFG Group can assume under the given circumstances to maximize the investment returns from a long-term

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MARCH 31, 2005 AND 2006

perspective while ensuring that the sufficient funds will be available to plan participants and beneficiaries. Generally, the investment returns are relative to the risks involved. In considering the maximum levels of risk that the MHFG Group can assume, it primarily considers the following factors: the employers’ burden of maintaining the benefit plans based on the design of the plans and future plan contributions, the age distribution of the plan participants and beneficiaries, the financial conditions of the employers, and the employers’ ability to absorb future variability in plan premiums. The long-term asset allocation is based on optimal portfolios, which are estimated by expected return and risk according to each asset class. Additionally, the asset allocation is reviewed whenever there are large fluctuations in pension plan liabilities caused by modifications of pension plans, or there are changes in the market environment. The asset allocation of the fund for substitution portion of the investments is in assets with high liquidity and low market risk, because these assets will be delivered to the government when the refund procedure is completed.

The employee retirement benefit trusts have been established to isolate assets held by employers and designate the separated assets for the settlement of retirement benefits. These assets are primarily Japanese equity securities and have been entrusted directly with qualified trustees including trust banks.

The plan assets designated to the TQPPs have been invested in assets with low investment risk because the plans have already been closed to new participants.

Basis and procedure for estimating long-term return of each asset class

The expected long-term return is 3.60% for funds for the EPF plans. The expected rate of return for each asset class is based primarily on various aspects on long-term prospects for the economy that include historical performance and the market environment.

Cash flows

MHFG and certain subsidiaries expect to contribute approximately ¥34 billion to their pension plans in the fiscal year ending March 31, 2007 based on the current funded status and expected asset return assumptions.

Estimated future benefit payments

The following table presents forecasted benefit payments including the effect of expected future service for the fiscal year indicated:

(in millions of yen)
Fiscal year ending March 31:
2007	60,669
2008	63,682
2009	65,977
2010	68,260
2011	70,536
2012-2016	386,644

22. Derivative financial instruments

The MHFG Group uses derivative financial instruments in response to the diverse needs of customers, to control the risk related to the assets and liabilities of the MHFG Group, as part of its asset and liability management, and for proprietary trading purposes. The MHFG Group is exposed primarily to market risk associated with interest rate, commodity, foreign currency, and equity products and credit risk associated with counterparty default or nonperformance on transactions.

Market risk arises from changes in market prices or indices, interest rates and foreign exchange rates that may result in an adverse change in the market value of the financial instrument or an increase in its funding costs. Exposure to market risk is managed by imposing position limits and monitoring procedures and by initiating hedging transactions.

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Credit risk arises from counterparty failure to perform according to the terms and conditions of the contract and the value of the underlying collateral held, if applicable, is not sufficient to recover resulting losses. The exposure to credit risk is measured by the fair value of all derivatives in a gain position and its potential increase at the balance sheet dates. The exposure to credit risk is managed by entering into legally enforceable master netting agreements to mitigate the overall counterparty credit risk, requiring underlying collateral and guarantees based on an individual credit analysis of each obligor and evaluating credit features of each instrument. In addition, credit approvals, limits and monitoring procedures are also imposed.

The Group entered into the following derivative transactions that do not qualify for hedge accounting under SFAS 133 with a view to implementing risk management hedging strategies: (1) interest-rate swap transactions for the purpose of hedging interest-rate risks in deposits, loans etc. and (2) currency swap transactions for the purpose of hedging the foreign exchange risk of these assets. Hedge accounting was not adopted with respect to these transactions and such derivatives are accounted for as trading positions.

Hedging activities

In order to qualify for hedge accounting under SFAS No.133, a derivative must be considered highly effective at reducing the risk associated with the exposure being hedged. Each derivative must be designated as a hedge, with documentation of the risk management objective and strategy, including identification of the hedging instrument, the hedged item and the risk exposure, and how effectiveness is to be assessed prospectively and retrospectively. The extent to which a hedging instrument is effective at achieving offsetting changes in fair value or cash flows must be assessed at least quarterly. Any ineffectiveness must be reported immediately in earnings. The MHFG Group’s hedging activities include fair value and net investment hedges.

Fair value hedges

The MHFG Group primarily uses bond options to modify exposure to changes in fair value of available-for-sale debt securities. For qualifying fair value hedges, all changes in the fair value of the derivative and the corresponding hedged item relating to the risk being hedged are recognized in earnings in Investment gains – net. The change in fair value of the portion of the hedging instruments excluded from the assessment of hedge effectiveness is recorded in Trading account gains – net. If the hedge relationship is terminated, the fair value adjustment to the hedged item continues to be reported as part of the basis of the item and is amortized to earnings as a yield adjustment.

Net investment hedges

The MHFG Group uses forward foreign exchange contracts and foreign currency-denominated debt instruments to protect the value of net investments in non-Japanese subsidiaries from foreign currency exposure. Under net investment hedge, both derivatives and nonderivative financial instruments qualify as hedging instruments. For net investment hedges, the changes in the fair value of a hedging derivative instrument or nonderivative hedging financial instrument is recorded in Foreign currency translation adjustments within Accumulated other comprehensive income, provided that the hedging instrument is designated and is effective as a hedge of the net investment. The portion of the hedging instruments excluded from the assessment of hedge effectiveness is recorded in Foreign exchange gains (losses) – net in earnings.

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MARCH 31, 2005 AND 2006

The following table summarizes certain information related to the MHFG Group’s hedging activities for the fiscal years ended March 31, 2005 and 2006:

	2005	2006
	(in millions of yen)
Fair value hedges:
Hedge ineffectiveness recognized in earnings	—	—
Net loss excluded from assessment of effectiveness	(20,257)	(20,793)

Net investment hedges:
Net gain (loss) included in foreign currency translation adjustment within accumulated other comprehensive income	25,699	(16,230)

23. Commitments and contingencies

Obligations under guarantees

The MHFG Group provides guarantees or indemnifications to counterparties to enhance their credit standing and enable them to complete a variety of business transactions. The guarantee represents an obligation to make payments to third parties if the counterparty fails to fulfill its obligation under a borrowing arrangement or other contractual obligation.

The Group records all guarantees and similar obligations subject to FIN No.45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others—an interpretation of FASB Statements No.5, 57, and 107 and rescission of FASB Interpretation No.34” (“FIN No.45”) at fair value on the consolidated balance sheet at the inception of the guarantee. The carrying amount of guarantees and similar obligations at March 31, 2005 and 2006 was ¥32,822 million and ¥29,528 million, respectively, and was included in Other liabilities.

The types of guarantees under FIN No.45 provided by the MHFG Group are described below.

Performance guarantees

Performance guarantees are issued to guarantee customers’ performance under contractual arrangements such as a tender bid on a construction project or the completion of a construction project.

Guarantees on loans

Guarantees on loans include an obligation to guarantee the customer’s borrowing contracts. The MHFG Group is required to make payments to the guaranteed parties in the event that customers fail to fulfill obligations under the contracts.

Guarantees on securities

Guarantees on securities include an obligation to guarantee securities, such as bonds issued by customers.

Other guarantees

Other guarantees include an obligation to guarantee customers’ payment, such as tax payments.

Derivative financial instruments

Certain written options and credit default swaps are deemed guarantees pursuant to the definition of guarantees in FIN No.45 if (i) these contracts require the MHFG Group to make payments to counterparties based on changes in an underlying instrument or index, (ii) the contract cannot be cash-settled, and (iii) it is probable that the counterparty held

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MARCH 31, 2005 AND 2006

the underlying instrument at inception of the contract. Because it is difficult in practice to determine whether condition (iii) exists, the MHFG Group has decided to include all credit default swaps and certain written options, excluding written options outside the scope of FIN No.45 such as written call options, in the mandatory guarantee disclosures, irrespective of whether the counterparty has the asset or liability relating to the underlying.

Guarantees for the repayment of trust principal

The MHFG Group provides certain trust products with guarantees for the repayment of trust principal, e.g., loan trusts and certain jointly operated designated money trusts. Pursuant to Japanese trust-related laws, trustees are prohibited from compensating beneficiaries for any loss in the beneficial interests in each trust. However, under a special condition of the Japanese trust-related laws, trust banks as trustees are allowed to enter into an agreement to compensate for any loss in the principal of the trust. The MHFG Group manages and administers the trust assets to minimize exposures against losses from the guarantees for the repayment of trust principal, including writing-off impaired loans and charging it to the trust account profits. In performing its fiduciary duties, the MHFG Group also manages the trust assets separately from its own proprietary assets on behalf of customers and keeps separate records for the trust activities. The contract amounts of guarantees for repayment of trust principal were ¥1,521 billion and ¥1,350 billion, at March 31, 2005 and 2006, respectively. Part of the trust accounts profits are set aside as a reserve in trust accounts to absorb losses in the trust asset portfolios in accordance with relevant Japanese laws concerning the trust business and/or trust agreements. Statutory reserves for loan trusts and reserves for jointly operated designated money trusts are calculated based on the trust principal or the balance of loans and other assets in the trust accounts. The amounts of such reserves set aside in the trust accounts were ¥4 billion and ¥3 billion, at March 31, 2005 and 2006, respectively. Therefore, the probability of principal indemnification is judged to be remote and the MHFG Group had no related reserve for credit losses recorded in its consolidated financial statements.

Liabilities of trust accounts

The MHFG Group, as trustee, may enter into an agreement with a third party who is not the party to the relevant trust agreement to the extent necessary to handle the trust affairs for the purpose of fulfilling the objectives of the trust and, as such, the trustee shall be allowed to assume certain liabilities. Pursuant to Japanese trust-related laws, the trustee is ultimately liable to pay those liabilities out of its proprietary assets in the event that the trust assets are insufficient to cover those liabilities and the trust beneficiary is unable to compensate the shortfall. To avoid the demand for payment out of the proprietary assets, the trustee can enter into a special covenant of limited liability under which the trust creditors agree to limit the trustee’s liability to the value of the trust assets and to waive the right for compulsory execution against the trustee’s proprietary assets. The amount of trust liabilities rarely exceeds the amount of trust assets and, therefore, those liabilities are covered by the corresponding trust assets. However, in the event that the trust assets cannot cover all the trust liabilities and the trustee has to pay out of its proprietary assets, the trustee can require the trust beneficiary to compensate for such trust liabilities under the Trust Law. The MHFG Group regularly monitors the condition of trust accounts to minimize exposures against making such payment.

At March 31, 2005 and 2006, there were liabilities of ¥4,677 billion and ¥6,716 billion, respectively, in the trust accounts excluding the liabilities with the special covenant of limited liability. Liabilities of trust accounts principally include obligations to return collateral under security lending transactions and others.

Maximum exposure under guarantee contracts

The table below summarizes the remaining term and maximum potential amount of future payments by type of guarantee at March 31, 2005 and 2006. The maximum potential amount of future payments disclosed below represents the contractual amounts that could be lost under the guarantees if there were a total default by the guaranteed party, without consideration of possible recoveries under recourse provisions or from collateral held. With respect to written options included in Derivative financial instruments of the table below, in theory, the MHFG Group is exposed to unlimited losses; therefore, the table shows notional amounts of the contracts as a proxy for the maximum exposure.

The MHFG Group, when necessary, requires collateral such as cash, investments and real estate or third-party guarantees depending on the amount of credit risk involved, and employs means such as sub-participation to

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MARCH 31, 2005 AND 2006

reduce the credit risk associated with guarantees. Therefore, the maximum exposure or notional amounts below do not represent the expected losses from the execution of the guarantees.

2005		Amount by expiration period
	Maximum potential/Contractual or Notional amount	One year or less	After one year through five years	After five years
	(in millions of yen)
Performance guarantees	1,009,532	587,256	385,261	37,015
Guarantees on loans	1,404,853	169,617	85,417	1,149,819
Guarantees on securities	48,482	17,109	26,950	4,423
Other guarantees	1,032,854	745,873	109,997	176,984
Guarantees for the repayment of trust principal	1,521,431	288,564	683,936	548,931
Liabilities of trust accounts	4,677,459	4,457,754	33,789	185,916
Derivative financial instruments	41,489,902	30,456,536	9,617,569	1,415,797

2006		Amount by expiration period
	Maximum potential/Contractual or Notional amount	One year or less	After one year through five years	After five years
	(in millions of yen)
Performance guarantees	1,327,584	707,057	529,992	90,535
Guarantees on loans	1,247,128	165,896	100,611	980,621
Guarantees on securities	47,459	18,431	23,014	6,014
Other guarantees	1,056,314	762,961	259,597	33,756
Guarantees for the repayment of trust principal	1,349,561	244,834	574,763	529,964
Liabilities of trust accounts	6,716,288	6,479,646	42,008	194,634
Derivative financial instruments	45,862,247	31,455,068	11,899,386	2,507,793

Other off-balance-sheet instruments

In addition to guarantees, the MHFG Group issues other off-balance-sheet instruments to its customers, such as lending-related commitments and commercial letters of credit. Under the terms of these arrangements, the MHFG Group is required to extend credit or make certain payments upon the customers’ request.

Commitments to extend credit

Commitments to extend credit are legally binding agreements to lend to customers on demand. They usually have set maturity dates. These agreements differ from guarantees in that they are generally revocable or contain provisions that enable the MHFG Group to avoid payment or reduce the amount of credit extended under certain conditions, such as the deterioration of the borrower’s financial condition or other reasonable conditions. The MHFG Group monitors the financial condition of the potential borrowers throughout the commitment period to determine whether additional collateral or changes in the terms of the commitment are necessary. Since many of these commitments to extend credit expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Commitments to invest in securities

Commitments to invest in securities include legally binding contracts to make additional contributions to investment funds, such as venture capital funds or corporate recovery funds in accordance with the terms of investment agreements.

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MARCH 31, 2005 AND 2006

Commercial letters of credit

Commercial letters of credit are issued in connection with customers’ trade transactions. Normally, the customers cannot receive the goods until they make payment to a bank, and therefore these commercial letters of credit are collateralized by the underlying goods. Upon issuance of commercial letters of credit, the MHFG Group monitors the credit risk associated with these transactions to determine if additional collateral is required.

The table below summarizes the contractual amounts with regard to these undrawn commitments at March 31, 2005 and 2006:

	2005	2006
	(in millions of yen)
Commitments to extend credit	42,932,001	44,478,601
Commitments to invest in securities	106,772	132,734
Commercial letters of credit	403,858	462,805

Total	43,442,631	45,074,140

Allowance and provision (credit) for losses on off-balance- sheet instruments

Other liabilities included an allowance for losses on off-balance-sheet instruments of ¥51,981 million and ¥86,004 million at March 31, 2005 and 2006, respectively.

The Group recorded a reversal of the provision for losses on off-balance-sheet instruments of ¥25,773 million for the fiscal year ended March 31, 2005, and a provision for losses on off-balance-sheet instruments of ¥34,023 million for the fiscal year ended March 31, 2006.

Leases

The MHFG Group leases certain office space and equipment under noncancelable agreements. Future minimum rental commitments for noncancelable leases at March 31, 2006 were as follows:

	Capitalized leases	Operating leases
	(in millions of yen)
Fiscal year ending March 31:
2007	9,940	34,467
2008	8,203	32,940
2009	7,040	28,989
2010	4,800	16,865
2011	1,538	16,214
2012 and thereafter	325	53,185

Total minimum lease payments	31,846	182,660

Amount representing interest	1,746

Present value of minimum lease payments	30,100

Total rental expense for the fiscal years ended March 31, 2005 and 2006 was ¥26,087 million and ¥34,134 million, respectively.

During prior years, the MHFG Group’s major banking subsidiaries sold their head offices (including land, buildings, facilities and equipment) to third parties. Concurrent with the sales, these subsidiaries leased the properties back for periods of 5 and 10 years at an aggregate annual rental of ¥214,690 million. The MHFG Group recorded the transactions as operating leases. The future minimum lease payments under the terms of the related lease agreements were ¥168,945 million and ¥144,182 million at March 31, 2005 and 2006, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MARCH 31, 2005 AND 2006

Legal proceedings

The MHFG Group is involved in normal collection proceedings initiated by the Group and other legal proceedings in the ordinary course of business.

The Group’s Indonesian subsidiary acts as collateral agent for the trustee of bond issuances made by subsidiaries of Asia Pulp & Paper Company Ltd. (“APP”). In that role, the subsidiary is involved in disputes between the bondholders and such APP subsidiaries in their capacities as the issuers, guarantors and/or pledgors of security for the bonds relating to foreclosure proceedings on the collateral and has been named as a defendant in lawsuits brought by the obligors under the bonds in Indonesia. The Group’s consolidated financial statements do not include a reserve in relation to this dispute since it is the opinion of management that the resolution of this matter will not have a significant impact on the consolidated financial condition or results of operations of the Group.

Based on information currently available, management does not believe there are any other legal proceedings that individually or in the aggregate could reasonably be expected to have a significant effect on the Group’s consolidated financial condition or results of operations.

24. Minority interest in consolidated subsidiaries

Minority interest represents the equity for the remaining outstanding voting stock of subsidiaries not owned by the MHFG Group. The changes in minority interest in fiscal years ended March 31, 2005 and 2006 consisted of minority interest in net income or loss of subsidiaries, minority interest in changes in other comprehensive income of subsidiaries and changes resulting from changes in the ownership percentage of the Group in certain subsidiaries.

On September 29, 2004, MHSC issued and sold 681,000 shares to Norinchukin Bank, a third party, in order to reinforce its business relationships with agricultural and forestry financial institutions, strengthen its capital base and enhance its profitability. The sales price was ¥110,000 per share and Norinchukin Bank’s investment in MHSC amounted to ¥75 billion in cash. As a result of the investment, Norinchukin Bank became a minority shareholder in MHSC owning 18.5% of its common stock. The MHFG Group realized a gain of ¥14 billion on the sale of MHSC stock, which is included in Other noninterest income for the fiscal year ended March 31, 2005. As a result of this transaction, the MHFG Group’s ownership in MHSC was reduced to 81.5%.

For the fiscal year ended March 31, 2006, the MHFG Group sold 250,000,000 shares of equity interest in MHTB in order to maintain the subsidiary’s status as a listed company in compliance with the change in certain delisting rules of the TSE. The Group realized a gain of ¥45 billion on the sale of MHTB stock, which is included in Other noninterest income for the fiscal year ended March 31, 2006. As a result of this transaction, the Group’s ownership in MHTB was reduced to 70.0% at March 31, 2006.

25. Variable interest entities and securitizations

Variable interest entities

In the normal course of business, the MHFG Group is involved with VIEs primarily through the following types of transactions: asset-backed commercial paper/loan programs, asset-backed securitizations, investment funds, trust arrangements, and structured finance. These transactions are discussed below. The maximum exposure to loss that is discussed in this section is the contractual or notional amounts of liquidity facilities and other off-balance-sheet credit related support or notional amount of financing, and it is not indicative of the ongoing exposure which is managed within the Group’s risk management framework.

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MARCH 31, 2005 AND 2006

The tables below present the carrying amount and classification of assets that were collateral for the obligations of VIEs where the MHFG Group was the primary beneficiary, as of March 31, 2005 and 2006:

Consolidated assets by type of entity	2005	2006
	(in millions of yen)
Asset backed commercial paper/loan programs	2,552,246	2,850,947
Asset-backed securitizations	178,776	465,929
Investments in securitization products	84,673	435,524
Investment funds	472,722	832,248

Total	3,288,417	4,584,648

Consolidated assets by asset classification	2005	2006
	(in millions of yen)
Cash and due from banks and deposits	109,608	118,470
Call loans	8,258	2,169
Trading account assets	464,512	776,140
Investments	64,567	117,464
Loans	2,529,126	3,482,883
Other	112,346	87,522

Total	3,288,417	4,584,648

Asset-backed commercial paper/loan programs

The MHFG Group manages several asset-backed commercial paper/loan programs that provide its clients’ off-balance-sheet or cost-effective financing. The VIEs used in the programs purchase financial assets, primarily receivables, from clients participating in the programs and provide liquidity through the issuance of commercial paper or borrowings from the MHFG Group backed by the financial assets. While customers normally continue to service the transferred receivables, the MHFG Group underwrites, distributes, and makes a market in commercial paper issued by the conduits. The MHFG Group also provides liquidity and credit support facilities and financing to the VIEs.

In accordance with the consolidation requirements of FIN No.46R, the MHFG Group consolidated certain of these conduits, where the MHFG Group was deemed to be the primary beneficiary through participation in a majority of expected losses, expected residual returns or both.

Asset-backed securitizations

The MHFG Group acts as an arranger of various types of structured finance to meet clients’ various off-balance-sheet financing needs. In substantially all of these structured financing transactions, the transfer of the financial asset by the client is structured to be bankruptcy remote by use of a bankruptcy remote entity, which is deemed to be a VIE because its equity holder does not have decision making rights. The MHFG Group receives fees for structuring and/or distributing the securities sold to investors. In some cases, the MHFG Group itself purchases the securities issued by the entities and/or provides loans to the VIEs.

In addition, the MHFG Group establishes several single-issue and multi-issue special purpose entities that issue collateralized debt obligations (“CDO”) or collateralized loan obligations (“CLO”), synthetic CDO/CLO or other repackaged instruments to meet clients’ and investors’ financial needs. The MHFG Group also arranges securitization transactions including commercial mortgage-backed securities (“CMBS”), residential mortgage-backed securities (“RMBS”) and others. In these transactions, the MHFG Group acts as an underwriter, placement agent, asset manager, derivatives counter party, and/or investor to debt and equity instruments.

The MHFG Group consolidated several of the entities discussed above because it participated in a majority of expected losses, expected residual returns or both, through securities it purchases from and/or financing it provides to the entities.

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MARCH 31, 2005 AND 2006

Investments in securitization products

The MHFG Group invests in, among other things, various types of CDO/CLO, synthetic CDO/CLO and repackaged instruments, CMBSs and RMBSs arranged by third parties for the purpose of generating current income or capital appreciation, which all utilize entities that are deemed to be VIEs. In accordance with the consolidation requirements of FIN No.46R, the MHFG Group consolidated certain of these VIEs, where the MHFG Group was deemed to be the primary beneficiary through the participation in a majority of expected losses, expected residual returns or both.

With respect to certain of these VIEs, the MHFG Group determined that it was not the primary beneficiary but had significant variable interests. As of March 31, 2005 and 2006, total assets of such entities were ¥1,990,180 million and ¥1,237,943 million, respectively, and the MHFG Group’s maximum exposure to loss was ¥139,804 million and ¥143,090 million, respectively.

Investment funds

The MHFG Group invests in various investment funds including securities investment trusts, which collectively invest in equity and debt securities that include listed Japanese securities and investment grade bonds. Investment advisory companies or fund management companies, including the Group’s subsidiaries and affiliates, administer and make investment decisions over such investment funds. In accordance with the consolidation requirements of FIN No.46R, the MHFG Group consolidated certain of these funds, where the MHFG Group was deemed to be the primary beneficiary because it owned a majority of the interests in these funds, and participated in a majority of expected losses, expected residual returns or both.

In certain of these entities, the MHFG Group determined that it was not the primary beneficiary but had significant variable interests. As of March 31, 2005 and 2006, the total assets of these entities were ¥1,076,386 million and ¥2,985,724 million, respectively, and the MHFG Group’s maximum exposure to loss was ¥141,394 million and ¥298,795 million, respectively.

Trust arrangements

The MHFG Group offers a variety of asset management and administration services under trust arrangements including security investment trusts, pension trusts and trusts used in the securitization of assets originated by and transferred to third parties.

As a trustee, the MHFG Group is required to exercise due care in managing and safe-keeping of the assets entrusted. Since the MHFG Group manages and administers entrusted assets in a capacity of an agent or fiduciary on behalf of its customers and is required to segregate trust assets from its proprietary assets, trust accounts are recorded separately from the MHFG Group’s general accounts and are not included in these consolidated financial statements.

With respect to guaranteed principal money trust products, the MHFG Group assumes certain risks by providing guarantees for the repayment of principal as required by the trust agreements or relevant Japanese legislation. The MHFG Group manages entrusted funds primarily through the origination of high quality loans and other credit-related products, investing in investment grade marketable securities such as Japanese government bonds and placing cash with the MHFG Group’s subsidiary trust banks (Refer to Note 12 “Due to trust accounts”). The MHFG Group determined that it does not absorb a majority of expected losses or residual returns in connection with these trust arrangements and, therefore, the trust accounts are not included in the consolidated financial statements of the MHFG Group. The balances of guaranteed principal at March 31, 2005 and 2006 were ¥1,521 billion and ¥1,350 billion, respectively. The trust fees for the fiscal years ended March 31, 2005 and 2006 were ¥13,348 million and ¥21,612 million, respectively. The asset size at March 31, 2005 and 2006 was ¥1,529 billion and ¥1,354 billion, respectively. The MHFG Group’s maximum exposure to loss at March 31, 2005 and 2006 was ¥777 billion and ¥576 billion, respectively.

With respect to non-guaranteed trust arrangements, the MHFG Group manages and administers assets on behalf of its customers (trust beneficiaries) in the capacity of a trustee and fiduciary; it does not assume risks associated

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MARCH 31, 2005 AND 2006

with the entrusted assets. For substantially all non-guaranteed trust arrangements, the trust beneficiaries receive and absorb the majority of expected residual returns and expected losses based on the performance of the trust assets. Non-guaranteed trust accounts are not included in the consolidated financial statements of the MHFG Group.

Special purpose entities created for structured finance

The MHFG Group is involved in real estate, commercial aircraft and other vessel and machinery and equipment financing to VIEs. However, the Group’s variable interests in these entities are not significant.

Securitization

The MHFG Group securitized mortgage loans during the fiscal year ended March 31, 2005 and recognized gains of ¥10,847 million on the securitization transactions. In connection with the securitization transactions, the Group provides servicing for and holds retained interests in the securitized mortgage loans. The Group’s retained interests consist of subordinated beneficial interests and retained credit exposure. The values of the subordinated beneficial interests are subject to credit risk, interest rate risk and prepayment risk on the securitized financial assets. The retained credit exposure is in the form of a guarantee by a subsidiary of the Group. The carrying amount of this retained credit exposure was not considered material at March 31, 2005 and 2006. No servicing assets or liabilities were recorded as a result of these transactions since we received adequate compensation.

Key economic assumptions used in measuring the fair value of the subordinated beneficial interests at the date of securitization were as follows:

Discount rate	0.08-2.57%
Prepayment rate	4.14%
Weighted-average life (in years)	8.18
Expected credit losses	0.18%

At March 31, 2005 and 2006, key assumptions used in measuring the fair value of the subordinated beneficial interests and the sensitivities of the fair value to an immediate adverse change of 10% and 20% in those assumptions were as follows:

	2005	2006
Discount rate	0.12-2.09%	0.22-2.45%
Prepayment rate	6.38%	5.68%
Weighted-average life (in years)	6.81	7.04
Expected credit losses	0.17%	0.15%

	2005	2006
	(in millions of yen)
Carrying value of subordinated beneficial interest	30,111	26,582
Discount rate:
Impact of 10% adverse change	664	761
Impact of 20% adverse change	1,312	1,499
Prepayment rate:
Impact of 10% adverse change	399	307
Impact of 20% adverse change	767	566
Expected credit losses:
Impact of 10% adverse change	307	246
Impact of 20% adverse change	613	492

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MARCH 31, 2005 AND 2006

These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10 percent variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the subordinated beneficial interest is calculated without changing any other assumption; in reality, changes could be correlated and changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.

The table below summarizes certain cash flows received from securitization for the fiscal year ended March 31, 2005 and 2006:

	2005	2006
	(in millions of yen)
Proceeds from securitization	294,200	—
Servicing fees received	164	213
Cash flows received on subordinated beneficial interests	3,300	4,033

The reconciliation between managed basis and on-balance-sheet mortgage loans including delinquencies and net credit losses for the fiscal years ended March 31, 2005 and 2006 was as follows:

	2005			2006
			During the fiscal year			During the fiscal year
	Principal balance	Delinquencies	Net credit losses	Principal balance	Delinquencies	Net credit losses
	(in millions of yen)
Total mortgage loans managed together	8,540,005	47,229	15,256	8,736,157	45,088	11,249
Less:
Securitized amounts	286,297	488	336	254,862	1,005	578

On-balance-sheet amounts	8,253,708	46,741	14,920	8,481,295	44,083	10,671

The principal balances of the on-balance-sheet amounts in the table above do not include mortgage loans of ¥2,283 billion and ¥2,174 billion at March 31, 2005 and 2006, respectively, which are managed separately.

26. Fees and commissions income

Details of Fees and commissions income for the fiscal years ended March 31, 2005 and 2006 are as follows:

	2005	2006
	(in millions of yen)
Securities-related business	102,985	133,188
Remittance business	113,777	116,013
Deposits, debentures and lending business	103,005	113,909
Trust fees	63,040	75,778
Fees for other customer services	219,339	249,798

Total	602,146	688,686

Securities-related business fees consist of broker’s fees and markups on securities underwriting and other securities related activities. Remittance business fees consist of service charges for funds transfer and collections.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MARCH 31, 2005 AND 2006

Trust fees are earned primarily by fiduciary asset management and administration service for corporate pension plans, investment funds, and other. Fees for other customer services include fees related to the MHFG Group’s agency business, guarantee related business, and other.

27. Concentrations of credit risk

Credit risk is the possibility that loss may occur from counterparty failure to perform according to the terms of the contract and if the collateral value held, if any, was not adequate to cover such losses. Concentrations of credit risk arise and exist when a number of customers are engaged in similar business activities, or activities in the same geographic region, or have similar economic characteristics that would cause their ability to meet their contractual obligations to be similarly affected by changes in economic or market conditions.

The MHFG Group is one of Japan’s largest financial institutions and its main credit exposure is related to Japan-based customers and transactions. Credit risk is controlled through credit approvals, limits and monitoring procedures. The Group regularly monitors various segments of its credit risk portfolio to assess potential concentration risks and to obtain additional collateral when deemed necessary.

While the MHFG Group’s credit exposure to customers in certain general industry groups such as construction and real estate, banks and other financial institutions, and wholesale and retail industries is relatively high, the management of the MHFG Group believes that the Group does not have any significant concentration of credit risk in its business for the fiscal years ended March 31, 2005 and 2006. The management monitors concentration of industries by the loan classifications designated by the BOJ and concluded that the Group exposure is broadly diversified along industry lines.

28. Fair value of financial instruments

SFAS No.107, “Disclosures about Fair Value of Financial Instruments” (“SFAS No.107”) requires the disclosure of estimated fair value of financial instruments. Fair value of financial instruments is the current amount that would be exchanged between willing parties, other than in a forced sale or liquidation. Quoted market prices, if available, are best utilized as estimates of the fair values of financial instruments. However, since no quoted market prices are available for certain financial instruments, fair values for such financial instruments have been estimated based on management’s assumptions, present value cash flow models or other valuation methods. Such estimation methods are described in more detail below. These estimates could be significantly affected by different sets of assumptions. There are certain limitations to management’s best judgment in estimating fair values of financial instruments and inherent subjectivity involved in estimation methodologies and assumptions used to estimate fair value. Accordingly, the net realizable or liquidation values could be materially different from the estimates presented below. In addition, the estimates below are only reflective of the fair value of each category of financial instruments but not reflective of the fair value of the MHFG Group on a consolidated basis.

SFAS No.107 does not require the disclosure of the fair value of nonfinancial instruments.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MARCH 31, 2005 AND 2006

The carrying amount and fair values of certain financial instruments, excluding the financial instruments outside the scope of SFAS No.107 such as the equity method investments and lease contracts as defined in SFAS No.13, “Accounting for Leases” (“SFAS No.13”), at March 31, 2005 and 2006 are as follows:

	2005		2006
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
	(in billions of yen)
Financial assets:

Cash and due from banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	20,913	20,913	20,451	20,451
Trading securities	9,353	9,353	8,825	8,825
Investments	34,997	34,998	37,795	37,779
Loans, net of allowance for loan losses	64,316	64,764	67,843	68,062
Other financial assets	3,057	3,057	3,896	3,896
Derivative financial instruments	3,723	3,723	3,567	3,567

Financial liabilities:

Non-interest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	31,969	31,969	38,551	38,551
Interest-bearing deposits	69,591	69,577	67,772	67,679
Debentures	7,785	7,828	6,587	6,519
Trading securities sold, not yet purchased	6,359	6,359	6,466	6,466
Due to trust accounts	1,368	1,368	1,355	1,355
Commercial paper and other short-term borrowings	7,664	7,664	7,259	7,259
Long-term debt	4,755	4,935	5,355	5,448
Other financial liabilities	3,285	3,285	3,353	3,353
Derivative financial instruments	3,579	3,579	3,979	3,979

The methodologies and assumptions used to estimate the fair value of the financial instruments are summarized below.

Cash and due from banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions

The carrying value of short-term financial assets, such as cash and due from banks, interest-bearing deposits in other banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions approximates the fair value of these assets since they generally involve limited losses from credit risk or have short-term maturities with interest rates that approximate market.

Trading securities and trading securities sold, not yet purchased

Trading securities and trading securities sold, not yet purchased have been valued primarily using quoted market prices or using quoted market prices of comparable instruments. The fair values of trading securities and trading securities sold, not yet purchased are disclosed in Note 3 “Trading account assets and trading account liabilities”.

Investments

Available-for-sale and held-to-maturity securities have been valued using quoted market prices or using quoted market prices of comparable instruments. The fair value of investments held by consolidated investment companies is based upon quoted market prices or for non-marketable equity securities, valuations that consider earnings multiples and/or comparisons to recent market transactions. The fair values of investment securities are disclosed in Note 4 “Investments”. The fair values of other equity interests are not readily determinable and their

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MARCH 31, 2005 AND 2006

carrying amounts of ¥867 billion and ¥841 billion at March 31, 2005 and 2006, respectively, are not included in the disclosure.

Loans

Performing loans have been fair valued as groups of similar loans based on the type of loan, credit quality, prepayment assumptions and remaining maturity. The fair value of fixed rate loans is estimated based on discount cash flows using interest rates approximating the MHFG Group’s current rates for similar loans, adjusting for inherent credit risk. The carrying value of variable rate loans approximates the fair value since they mature or are repriced within a short period of time. When quoted market prices are available, primarily for loans to refinancing countries, loans held for dispositions or sales and certain other foreign loans, such market prices are utilized as estimates for fair value. Nonperforming loans have been fair valued on a loan by loan basis based on discounted cash flows analysis or appraisal value of underlying collateral as deemed appropriate by management.

Other financial assets

The carrying value of other financial assets, such as accrued interest receivable and accounts receivable from brokers, dealers, and customers for securities transactions, approximates the fair value of these assets since they generally involve limited losses from credit risk or have short-term maturities with interest rates that approximate market.

Derivative financial instruments

All derivatives are recognized on the consolidated balance sheets at fair value. For exchange traded contracts, fair value is based on quoted market prices. For non-exchange traded contracts, fair value is based on dealer quotes or valuation models applied to current market information. The fair values of derivative assets and liabilities are presented in Note 3 “Trading account assets and trading account liabilities”.

Non-interest-bearing deposits, call money and funds purchased and payables under repurchase agreements and securities lending transactions

The carrying value of financial liabilities, such as non-interest-bearing deposits and call money and funds purchased, approximates the fair value of these liabilities since they generally have short-term maturities with interest rates that approximate market. The carrying value of payables under repurchase agreements and securities lending transactions approximates the fair value since the transactions are based on quoted market prices.

Interest-bearing deposits

The fair value for fixed rate deposits is estimated based on discounted cash flows analysis using current interest rates for instruments with similar maturities. The carrying value for variable rate deposits approximates the fair value since they are repriced within a short period of time.

Debentures

The fair value of debentures is estimated based on quoted market rates when available or discounted cash flow analysis using current interest rates offered for debentures with similar maturities.

Due to trust accounts

The carrying value of due to trust accounts approximates the fair value since they generally have short-term maturities with interest rates that approximate market.

Commercial paper and other short-term borrowings

The carrying value of the majority of other short-term borrowings approximates the fair value since they generally have short-term maturities with interest rates that approximate market. The fair value of certain borrowings is estimated based on discounted cash flows analysis using interest rates approximating the MHFG Group’s incremental borrowings with similar maturities.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MARCH 31, 2005 AND 2006

Long-term debt

The fair value of the majority of long-term debt, such as convertible bonds and certain subordinated debt, is estimated based on quoted market prices of the instruments. The fair value of other long-term debt is estimated using discounted cash flow analysis using interest rates approximating the MHFG Group’s incremental borrowings with similar maturities.

Other financial liabilities

The fair value of other financial liabilities, such as accrued interest payable and accounts payable to brokers, dealers, and customers for securities transactions, approximates the carrying amounts.

The fair values of certain off-balance-sheet financial instruments, such as commitments to extend credit and commercial letters of credit, are not considered material to the consolidated balance sheets at March 31, 2005 and 2006.

29. Related party transactions

Transactions with directors, executive officers, and their associates

The banking subsidiaries of MHFG make loans to the MHFG Group’s directors, executive officers, and their associates in their ordinary course of business. At March 31, 2005 and 2006, outstanding loans to such related parties were not considered significant. These related party loans were made on substantially the same terms, including interest rate and collateral, as those prevailing at the same time for comparable transactions with unrelated parties. At March 31, 2005 and 2006, there were no loans to these related parties that were considered impaired.

Other transactions, such as deposits, were entered into between MHFG’s subsidiaries and the MHFG Group’s directors, executive officers, and their associates during the fiscal years ended March 31, 2005 and 2006. The outstanding amounts of these transactions, which were made in the ordinary course of business with terms equivalent to those with unrelated parties, were not considered significant.

Transactions with other related parties

A number of transactions were entered into with other related parties, such as MHFG’s employees and affiliates accounted for under the equity method. These transactions included loans, deposits, and other banking services. They were not significant in amount and were conducted with substantially the same terms as those for comparable transactions with unrelated parties.

30. Business segment information

Under U.S. GAAP, companies report segment information based on the way management disaggregates the company for making operating decisions. The MHFG Group’s operating segments are based on the nature of the products and services provided, the type of customer and the Group’s management organization. The business segment information, set forth below, is derived from the internal management reporting systems used by management to measure the performance of the Group’s business segments. The management measures the performance of each of the operating segments primarily in terms of “net business profits” in accordance with internal managerial accounting rules and practices. Net business profits is used as a measure of the profitability of core banking operations in Japan, and is defined as gross profits (or the sum of net interest income, fiduciary income, net fee and commission income, net trading income and net other operating income) less general and administrative expenses (excluding non-recurring expenses). Measurement by net business profits is required for regulatory reporting to the FSA. Therefore, the format and information is presented primarily on the basis of Japanese GAAP and is not consistent with the consolidated financial statements prepared in accordance with U.S.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MARCH 31, 2005 AND 2006

GAAP. A reconciliation is provided for the segments’ total net business profits with income before income tax expense (benefit) under U.S. GAAP.

Note 31 “Foreign activities” provides financial information relating to the MHFG Group’s operations by geographic area.

During the fiscal year ended March 31, 2006, MHFG reorganized its business portfolio into three Global Groups; the Global Corporate Group, the Global Retail Group, and the Global Asset & Wealth Management Group. The Global Corporate Group consists primarily of MHCB and MHSC, the Global Retail Group consists primarily of MHBK and MHIS, and the Global Asset & Wealth Management Group consists primarily of MHTB. Operating segments of MHCB and MHBK are aggregated within each entity based on customer characteristics and functions. Operating segments of MHCB are aggregated into three reportable segments, domestic, international, and trading and others. Operating segments of MHBK are also aggregated into three reportable segments, retail banking, corporate banking, and trading and others. In addition to the three Global Groups, subsidiaries which provide services to a wide range of customers and which do not belong to a specific Global Group are aggregated as Others.

The Global Corporate Group

MHCB

MHCB is the main operating company of the Global Corporate Group and provides banking and other financial services to large corporations, financial institutions, public sector entities, foreign corporations, including foreign subsidiaries of Japanese corporations, and foreign governmental entities.

(1) Domestic

This segment consists of the following six units of MHCB; corporate banking, financial institutions and public sector banking, syndicated finance, financial products, asset management and transaction banking, and corporate restructuring business. This segment provides a variety of financial products and services to large corporations, financial institutions and public sector entities in Japan. The products and services it offers include commercial banking, advisory services, syndicated loan arrangements, leveraged finance and structured finance.

(2) International

This segment primarily offers commercial banking and foreign exchange transaction services to foreign corporations, including foreign subsidiaries of Japanese corporations, through MHCB’s overseas network.

(3) Trading and others

The asset and liability management and trading unit supports the domestic and international segments in offering derivatives and other risk hedging products to satisfy MHCB’s customers’ financial and business risk control requirements. It is also engaged in MHCB’s proprietary trading, such as foreign exchange and bond trading, and asset and liability management. This segment also includes costs incurred by headquarters functions of MHCB.

(4) MHSC

MHSC is the primary investment banking arm in the Global Corporate Group and offers wholesale securities and investment banking services, such as underwriting and trading of bonds and equities, advisory services, and structured finance, to large and international corporations, financial institutions, and public entities.

(5) Others

This segment consists of MHCB’s subsidiaries other than MHSC. These subsidiaries offer financial products and services in specific areas of business or countries mainly to customers of the Global Corporate Group.

The Global Retail Group

MHBK

MHBK is the main operating company of the Global Retail Group. MHBK provides banking and other financial services primarily to individuals, SMEs and middle-market corporations through its domestic branch and ATM network.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MARCH 31, 2005 AND 2006

(6) Retail banking

This segment offers banking products and services, including housing and other personal loans, credit cards, deposits, investment products, and consulting services, to MHBK’s individual customers through its nationwide branch and ATM network, as well as telephone and Internet banking services.

(7) Corporate banking

This segment consists of the following two business groups of MHBK: corporate banking; and public sector banking. These two business groups provide loans, syndicated loan arrangements, structured finance, advisory services, other banking services, and capital markets financing to SMEs, middle-market corporations, local governmental entities, and other public sector entities in Japan.

(8) Trading and others

The trading and ALM group supports the retail banking and corporate banking segments in offering derivatives and other risk hedging products to satisfy MHBK’s customers’ financial and business risk control requirements. It is also engaged in MHBK’s proprietary trading, such as foreign exchange and bond trading, and asset and liability management. This segment also includes costs incurred by headquarters functions of MHBK.

(9) MHIS

MHIS offers securities services to individuals and corporate customers of the Global Retail Group and provides with those corporate customers with support in procuring funds through capital markets.

(10) Others

This segment consists of MHBK’s subsidiaries other than MHIS. These subsidiaries, such as Mizuho Capital, UC Card and Mizuho Business Financial Center, offer financial products and services in specific areas of business to customers of the Global Retail Group.

The Global Asset & Wealth Management Group

(11) MHTB

MHTB is the main operating company of the Global Asset & Wealth Management Group and offers products and services related to trust, real estate, securitization and structured finance, pension and asset management, and stock transfers.

(12) Others

This segment includes companies other than MHTB which are part of the Global Asset & Wealth Management Group. These companies include Mizuho Private Wealth Management, TCSB and three asset management companies. They offer products and services related to private banking, trust and custody, and asset management.

(13) Others

This segment consists of MHFG and its subsidiaries that do not belong to a specific Global Group but provide their services to a wide range of customers. Under this segment, the MHFG Group offers non-banking services including research and consulting services through Mizuho Research Institute, information technology-related services through Mizuho Information & Research Institute and advisory services to financial institutions through Mizuho Financial Strategy.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MARCH 31, 2005 AND 2006

The information below for reportable segments for the fiscal year ended March 31, 2006 is derived from the internal management reporting system. Information for the fiscal year ended March 31, 2005 is also derived from the internal management reporting system reclassified to conform to the 2006 presentation. Management does not use information on segments’ assets to allocate resources and assess performance and has not prepared information on segment assets. Accordingly, information on segment assets is not available.

	Global Corporate Group							Global Retail Group							Global Asset & Wealth Management Group			Others (13)	Total
2005	Total	MHCB				MHSC (4)	Others (5)	Total	MHBK				MHIS (9)	Others (10)	Total	MHTB (11)	Others (12)
		Total	Domestic (1)	Inter- national (2)	Trading and others (3)				Total	Retail banking (6)	Corporate banking (7)	Trading and others (8)
	(in billions of yen)
Gross profits: (3)
Net interest income (expense)	400.0	387.2	235.0	43.4	108.8	0.2	12.6	662.5	599.3	239.4	338.7	21.2	0.2	63.0	41.6	41.6	(0.0)	2.3	1,106.4
Net noninterest income	336.4	193.6	107.9	42.6	43.1	84.9	57.9	374.4	300.8	49.7	187.1	64.0	43.4	30.2	144.7	106.7	38.0	33.9	889.4

Total	736.4	580.8	342.9	86.0	151.9	85.1	70.5	1,036.9	900.1	289.1	525.8	85.2	43.6	93.2	186.3	148.3	38.0	36.2	1,995.8
General and administrative expenses	306.1	208.6	80.7	46.2	81.7	45.4	52.1	611.5	549.2	206.5	264.0	78.7	35.2	27.1	100.2	71.4	28.8	20.6	1,038.4
Others	(38.5)	—	—	—	—	—	(38.5)	(8.4)	—	—	—	—	—	(8.4)	(3.7)	—	(3.7)	5.7	(44.9)

Net business profits	391.8	372.2	262.2	39.8	70.2	39.7	(20.1)	417.0	350.9	82.6	261.8	6.5	8.4	57.7	82.4	76.9	5.5	21.3	912.5

	Global Corporate Group							Global Retail Group							Global Asset & Wealth Management Group			Others (13)	Total
2006	Total	MHCB				MHSC (4)	Others (5)	Total	MHBK				MHIS (9)	Others (10)	Total	MHTB (11)	Others (12)
		Total	Domestic (1)	Inter- national (2)	Trading and others (3)				Total	Retail banking (6)	Corporate banking (7)	Trading and others (8)

	(in billions of yen)
Gross profits: (3)
Net interest income (expense) (2)	402.6	496.6	211.2	56.6	228.8	1.0	(95.0)	619.9	569.7	235.2	319.0	15.5	0.6	49.6	46.1	45.7	0.4	(6.0)	1,062.6
Net noninterest income (expenses)	334.9	154.4	107.5	55.4	(8.5)	117.7	62.8	417.2	313.3	47.3	233.2	32.8	72.5	31.4	162.6	120.6	42.0	26.5	941.2

Total	737.5	651.0	318.7	112.0	220.3	118.7	(32.2)	1,037.1	883.0	282.5	552.2	48.3	73.1	81.0	208.7	166.3	42.4	20.5	2,003.8
General and administrative expenses	334.1	215.8	82.0	51.7	82.1	55.2	63.1	583.0	517.3	201.4	253.7	62.2	40.0	25.7	110.4	77.9	32.5	13.8	1,041.3
Others	(36.9)	—	—	—	—	—	(36.9)	(7.8)	—	—	—	—	—	(7.8)	(1.2)	—	(1.2)	5.9	(40.0)

Net business profits	366.5	435.2	236.7	60.3	138.2	63.5	(132.2)	446.3	365.7	81.1	298.5	(13.9)	33.1	47.5	97.1	88.4	8.7	12.6	922.5

Notes:
(1)	(5) Others, (10) Others, and (12) Others include elimination of transactions between companies within the Global Corporate Group, the Global Retail Group, and the Global Asset & Wealth Management Group, respectively. (13) Others include elimination of transactions between the Global Groups.
(2)	For the fiscal year ended March 31, 2006, dividends of ¥120.0 billion received by MHCB from its financial subsidiaries for corporate revitalization are included in net interest income of (3) Trading and others and subtracted from net interest income of (5) Others as a transaction within the Global Corporate Group.
(3)	Credit-related costs for trust accounts are excluded from gross profits.

Reconciliation

As explained above, the measurement base for the internal management reporting system and the income and expenses items covered are different from the accompanying consolidated statements of income. Therefore, it is impracticable to present reconciliations of all the business segments’ information, other than net business profits, to corresponding items in the accompanying consolidated statements of income.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MARCH 31, 2005 AND 2006

A reconciliation of total net business profits under the internal management reporting system for the fiscal years ended March 31, 2005 and 2006 presented above to income before income tax expense (benefit) shown on the consolidated statements of income is as follows:

	2005	2006
	(in billions of yen)
Net business profits	912.5	922.5

U.S. GAAP adjustments	(144.3)	(574.4)
(Provision) credit for loan losses	(55.0)	157.7
Net gains related to equity investments	419.9	302.6
Credit-related costs for trust accounts	(2.7)	(1.4)
Non-recurring personnel expense	(7.0)	(10.0)
Gains on disposal of premises and equipment	80.6	65.5
(Provision) credit for losses on off-balance sheet instruments	25.8	(34.0)
Minority interest in consolidated subsidiaries	(30.9)	(69.1)
Others—net	3.5	(47.9)

Income before income tax expense (benefit)	1,202.4	711.5

31. Foreign activities

The following table presents consolidated income statement and total assets information by major geographic area. Foreign activities are defined as business transactions that involve customers residing outside of Japan. However, as the MHFG Group’s operations are highly integrated globally, estimates and assumptions have been made for an allocation among the geographic areas.

	Japan	Americas	Europe	Asia/Oceania excluding Japan, and others	Total
	(in millions of yen)
Fiscal year ended March 31, 2005:
Total revenue (1)	2,616,599	323,029	188,524	86,949	3,215,101
Total expenses (2)	1,667,733	155,658	149,926	39,344	2,012,661

Income before income tax expense (benefit)	948,866	167,371	38,598	47,605	1,202,440

Net income	844,062	157,357	34,843	41,799	1,078,061

Total assets at end of fiscal year	118,471,292	11,221,033	6,386,197	3,530,018	139,608,540

Fiscal year ended March 31, 2006:
Total revenue (1)	1,881,447	631,616	327,827	112,173	2,953,063
Total expenses (2)	1,474,765	369,766	296,962	100,040	2,241,533

Income before income tax expense (benefit)	406,682	261,850	30,865	12,133	711,530

Net income	808,473	247,720	25,948	3,531	1,085,672

Total assets at end of fiscal year	119,543,382	12,504,917	9,175,911	4,298,182	145,522,392

Notes:

(1)	Total revenue is comprised of Interest and dividend income and Noninterest income.
(2)	Total expenses are comprised of Interest expense, Provision (credit) for loan losses and Noninterest expenses.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MARCH 31, 2005 AND 2006

The following are certain asset and liability accounts related to foreign activities at fiscal years ended March 31, 2005 and 2006:

	2005	2006
	(in millions of yen)
Cash and due from banks	89,613	93,115
Interest-bearing deposits in other banks	587,630	571,272
Trading account assets	2,706,154	2,888,835
Investments	5,114,297	6,740,098
Loans	5,960,598	8,214,629
Deposits, principally time deposits and CDs by foreign banks	4,014,457	7,202,967
Short-term borrowings	7,259,340	9,141,127
Trading account liabilities	2,294,526	2,034,343
Long-term debt	595,723	517,556

32. Mizuho Financial Group, Inc., parent company

The following table presents the parent company only financial information of MHFG:

Condensed balance sheets

	2005	2006
	(in millions of yen)
Assets:
Cash and due from banks	68	85
Interest-bearing deposits in other banks	2,533	2,276
Investments in subsidiaries and affiliated companies	2,973,073	6,098,678
Other	86,232	285,416

Total	3,061,906	6,386,455

Liabilities and shareholders’ equity:
Commercial paper	152,000	—
Short-term borrowings	—	2,037,000
Other liabilities	40,378	3,741
Shareholders’ equity	2,869,528	4,345,714

Total	3,061,906	6,386,455

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MARCH 31, 2005 AND 2006

Condensed statements of income

	2005	2006
	(in millions of yen)
Income:
Dividends from subsidiaries	13,737	112,528
Management fees from subsidiaries	12,757	16,462
Gain on sales of securities of subsidiaries	29	36,304
Other income	147	4,187

Total	26,670	169,481

Expenses:
Operating expenses	11,799	13,478
Interest expense	174	1,999
Other expense	580	6,468

Total	12,553	21,945

Equity in undistributed net income of subsidiaries	1,064,505	938,128

Income before income tax expense (benefit)	1,078,622	1,085,664
Income tax expense (benefit)	561	(8)

Net income	1,078,061	1,085,672

Condensed statements of cash flows

	2005	2006
	(in millions of yen)
Cash flows from operating activities:
Net income	1,078,061	1,085,672
Adjustments and other	(1,100,318)	(1,211,343)

Net cash used in operating activities	(22,257)	(125,671)

Cash flows from investing activities:
Proceeds from sales of securities of subsidiaries	516,451	2,198,053
Payments for purchases of securities of subsidiaries	—	(2,932,184)
Net change in other investing activities	(3,113)	(1,054)

Net cash provided by (used in) investing activities	513,338	(735,185)

Cash flows from financing activities:
Net change in commercial paper	87,000	(152,000)
Net change in short-term borrowings	—	2,037,000
Purchases of treasury stock	(500,477)	(944,321)
Dividends paid	(77,652)	(79,867)
Net change in other financing activities	85	61

Net cash provided by (used in) financing activities	(491,044)	860,873

Net increase in cash and due from banks	37	17
Cash and due from banks at beginning of fiscal year	31	68

Cash and due from banks at end of fiscal year	68	85

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MARCH 31, 2005 AND 2006

33. Subsequent events

Approval of dividends

On June 27, 2006, the shareholders approved payment of cash dividends to the shareholders of record on March 31, 2006 of ¥47,600 per share of Fourth series class IV preferred stock, totaling ¥7,140 million, of ¥42,000 per share of Sixth series class VI preferred stock, totaling ¥6,300 million, of ¥20,000 per share of Eleventh series class XI preferred stock, totaling ¥18,875 million, of ¥30,000 per share of Thirteenth series class XIII preferred stock, totaling ¥1,101 million, and of ¥4,000 per share of common stock, totaling ¥48,006 million.

Repurchase and cancellation of preferred stock

MHFG repurchased and cancelled the Fourth series class IV preferred stock and the Sixth series class VI preferred stock on July 4, 2006. The repurchases were executed within the stock repurchase limit approved at the general shareholders meeting on June 27, 2006. The details were as follows.

	Number of shares repurchased and cancelled	Total amount of repurchase	Repurchased from	Repurchase and cancellation date
	(shares)	(in millions of yen)
Fourth series class IV preferred stock	150,000	301,858	The Resolution and Collection Corporation	July 4, 2006

Sixth series class VI preferred stock	150,000	301,640	The Resolution and Collection Corporation	July 4, 2006

As a result of the cancellation, preferred stock decreased by ¥600,000 million and accumulated deficit increased by ¥3,498 million.

Repurchase and cancellation of common stock

MHFG repurchased and cancelled common stock held by its subsidiary on July 7, 2006. The details were as follows.

	Number of shares repurchased and cancelled	Total amount of repurchase	Repurchased from	Repurchase and cancellation date
	(shares)	(in millions of yen)
Common stock	131,800	129,955	Mizuho Financial Strategy Co., Ltd.	July 7, 2006

Since this was a transaction within the consolidated group, no gains or losses were recorded on a consolidated basis. As a result of the cancellation, common stock and treasury stock each decreased by ¥15,266 million.

For Immediate Release:	July 31, 2006

Consolidated Financial Information for the First Quarter of Fiscal 2006

Company name:		Mizuho Financial Group, Inc. (“MHFG”)
Stock code number:		8411
Stock Exchanges:		Tokyo Stock Exchange (First Section), Osaka Securities Exchange (First Section)
URL:		http://www.mizuho-fg.co.jp/english/
Address:		5-5, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-0004, Japan
Representative:	Name:	Terunobu Maeda
	Title:	President & CEO
For inquiry:	Name:	Mamoru Kishida
	Title:	General Manager, Accounting Department
	Phone:	03-5224-2030

1. Basis for Quarterly Financial Information Preparation

(1) Adoption of Simplified Accounting Methods:

The consolidated balance sheet, the consolidated income statement, and the consolidated statement of changes in net assets for the first quarter (excluding the notes other than for the segment information. Hereinafter referred to as “Quarterly consolidated financial statements.”) were prepared in conformity with the “Policy for Preparation of Quarterly Consolidated Financial Statements” which MHFG established pursuant to the provisions of the “Standards for Preparation of the Interim Consolidated Financial Statements, etc.”, and the simplified accounting methods set out below to the extent that they do not materially mislead interested parties such as investors.

• Accounting for Reserves for Possible Losses on Loans

(Self-assessment of Assets)

All loans are assessed by business promotion divisions in accordance with the internally established “Self-assessment Standard”.

(Estimated rate of loss)

The amount of Reserves for Possible Losses on Loans is calculated by multiplying (a) the balance of loans to normal obligors, watch obligors, and intensive control obligors as of June 30, 2006, which was determined based on the above self-assessment, less the loans whose reserves were individually assessed and provided with (b) the estimated rate of loss of each obligor classification used in the Financial Statements of Fiscal 2005.

(2) Changes of Accounting Methods since the Most Recent Fiscal Year:

There have been changes of accounting methods as a result of amendments etc. to accounting standards in accordance with the implementation of the Company Law. Please refer to page F-A-10.

(3) Changes in Scope of Consolidation and Application of the Equity Method since the Most Recent Fiscal Year

(Consolidation) Newly consolidated: 2, Excluded: 1	(Equity Method) Newly applied: -, Excluded: 2

F-A-1

2. Financial Highlights for the First Quarter of Fiscal 2006 (from April 1, 2006 to June 30, 2006)

(1) Consolidated Operating Results

	Amounts less than one million yen are rounded down.
	Ordinary Income		Ordinary Profits		Net Income
	¥ million	%	¥ million	%	¥ million	%
1Q F2006	858,158	13.7	251,363	7.8	230,838	33.2
1Q F2005	754,989	8.1	233,222	65.1	173,313	15.3

(Reference) Fiscal 2005	3,557,549		921,069		649,903

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock
	¥	¥
1Q F2006	19,886.40	18,277.01
1Q F2005	15,979.83	12,130.28

(Reference) Fiscal 2005	55,157.15	46,234.51

Notes:	1. Equity in Income from Investments in Affiliates :
1Q F2006 ¥2,479 million, 1Q F2005 ¥2,358 million, (Reference) Fiscal 2005 ¥9,161 million
2. Average outstanding shares of common stock during the period (consolidated basis):
1Q F2006 11,607,883 shares, 1Q F2005 10,845,737 shares, (Reference) Fiscal 2005 11,172,246 shares

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Shareholders’ Equity Ratio	Total Net Assets per Share of Common Stock
	¥ million	¥ million	%	¥
1Q F2006	146,713,320	5,830,287	3.1	250,812.83
1Q F2005	143,799,300	3,964,250	2.8	139,910.41

(Reference) Fiscal 2005	149,612,794	4,804,993	3.2	274,906.95

Notes:	1. Outstanding shares of common stock at the end of the period (consolidated basis):
As of June 30, 2006 11,607,819 shares, As of June 30, 2005 10,845,661 shares,
(Reference) As of March 31, 2006 11,607,970 shares
2. Figures for 1Q F2006 were based on the “Accounting Standards for Presentation of Net Assets in the Balance Sheet” and others.
Figures for 1Q F2005 and for Fiscal 2005 were based on the previously applied accounting standards.

F-A-2

(Reference)

Earnings Estimates for Fiscal 2006 (for the fiscal year ending March 31, 2007)

There is no revision of the earnings estimates for Fiscal 2006 announced on May 22, 2006.

The figures are as follows :

	Ordinary Income	Ordinary Profits	Net Income
	¥ million	¥ million	¥ million
First Half of Fiscal 2006	1,900,000	500,000	340,000
Fiscal 2006	3,800,000	1,120,000	720,000

*	The above estimates are forward-looking statements that are based on our current expectations and are subject to significant risks and uncertainties. Actual results may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in overall economic conditions, changes in market rates of interest, declines in the value of equity securities or real estate, the deterioration of the quality of loans to certain borrowers and industry sectors, the effect of new legislation or government directives and fluctuations in foreign currency exchange rates. We disclaim any obligation to update or revise the forward-looking statements, except as may be required by the rules of the Tokyo Stock Exchange and any applicable laws and regulations.

Formulae for indices—Financial Highlights for the First Quarter of Fiscal 2006

Net Income per Share of Common Stock

Net Income - Amount not attributable to common shareholders (*1)
Average outstanding shares of common stock (during the period) (*2)

Diluted Net Income per Share of Common Stock

Net Income - Amount not attributable to common shareholders (*1) + Adjustments
Average outstanding shares of common stock (during the period) (*2) + Increasing shares of common stock for dilutive securities (*3)

Shareholders’ Equity Ratio

Total Net Assets (period-end) - Minority Interests (period-end)	× 100
Total Assets (period-end)

Total Net Assets per Share of Common Stock

Total Net Assets (period-end) - Deduction (*4)
Outstanding shares of common stock (period-end) (*2)

*1	Cash dividends on preferred stock and others.
*2	Treasury stock is excluded from outstanding shares of stock.
*3	Calculated under the assumption that dilutive options regarding dilutive securities were exercised at the beginning of the fiscal year in accordance with accounting standards. That is, all dilutive convertible securities, including those before the conversion period, are assumed to be converted at the price calculated based on the market price at the beginning of the fiscal year.
*4	Issued amount of preferred stock, cash dividends on preferred stock and others.

F-A-3

CONSOLIDATED OPERATING RESULTS and FINANCIAL CONDITIONS

1. Operating Results

Consolidated Gross Profits for the first quarter (from April 1, 2006 to June 30, 2006) increased by ¥0.6 billion to ¥476.0 billion in comparison with the corresponding period of fiscal 2005. There was a halt to the declining trend of Net Interest Income comparing the first-quarter on a year-on-year basis for fiscal year 2006, 2005 and 2004. In addition, a steady increase in Net Fee and Commission Income in each sector of the Customer Groups offset the decrease in market-related income.

Profits from group companies, particularly from the 2 securities companies (Mizuho Securities Co., Ltd. and Mizuho Investors Securities Co., Ltd.), steadily increased.

General and Administrative Expenses decreased by ¥6.9 billion to ¥262.0 billion. While the outlay relating to “Strategic Expenses” continued from the previous fiscal year in order to implement measures for enhancing future top-line growth, this was offset by the decrease in Personnel Expenses and the reduction in IT-related and other expenses.

There was continuing steady improvement in asset quality. For Credit-related Costs on a consolidated basis, once again we recorded a gain on reversal of Credit-related Costs of ¥15.1 billion.

Net Gains related to Stocks increased by ¥5.5 billion to ¥41.7 billion.

Equity in Income from Investments in Affiliates increased by ¥0.1 billion to ¥2.4 billion.

After reflecting the above, Ordinary Profits increased by ¥18.1 billion to ¥251.3 billion.

Net Extraordinary Gains decreased by ¥3.2 billion to ¥22.6 billion. Gains on Disposition of Fixed Assets for branch premises to be closed were offset by a decrease in Reversal of Reserves for Possible Losses on Loans, etc.

Income Taxes decreased by ¥43.3 billion to ¥24.8 billion and Minority Interests increased by ¥0.7 billion to ¥18.3 billion.

As a result of the above, Net Income for the first quarter increased by ¥57.5 billion to ¥230.8 billion.

2. Financial Conditions

Total Assets as of June 30, 2006 were ¥146,713.3 billion. Net Assets were ¥5,830.2 billion.

Looking at the major accounts and their balances, Securities decreased by ¥1,054.5 billion to ¥36,947.9 billion, and Loans and Bills Discounted increased by ¥2,977.4 billion to ¥63,304.9 billion for asset accounts. Deposits increased by ¥3,841.1 billion to ¥72,108.4 billion and Negotiable Certificates of Deposit increased by ¥2,120.1 billion to ¥9,695.0 billion for liability accounts.

The Consolidated Capital Adequacy Ratio (BIS Capital Ratio) as of June 30, 2006 was 11.51%.

F-A-4

(Unaudited)

(Attached Documents)

1. CONSOLIDATED BALANCE SHEETS

				(Reference)

	At June 30, 2006	At June 30, 2005	Change	At March 31, 2006
	Millions of yen
Assets
Cash and Due from Banks	¥3,739,191	¥6,520,337	¥(2,781,146)	¥5,016,216
Call Loans and Bills Purchased	784,354	453,922	330,432	938,435
Receivables under Resale Agreements	8,025,213	6,493,951	1,531,262	5,976,043
Guarantee Deposits Paid under Securities Borrowing Transactions	7,902,313	7,071,292	831,021	8,643,570
Other Debt Purchased	2,502,057	1,130,901	1,371,156	2,476,132
Trading Assets	10,383,861	12,025,839	(1,641,977)	10,007,149
Money Held in Trust	43,190	31,442	11,748	49,898
Securities	36,947,981	38,002,577	(1,054,595)	37,702,957
Loans and Bills Discounted	63,304,958	60,327,485	2,977,473	65,408,672
Foreign Exchange Assets	807,033	733,060	73,972	809,205
Other Assets	5,711,482	5,951,967	(240,484)	6,463,242
Tangible Fixed Assets	809,102	—	809,102	—
Intangible Fixed Assets	232,385	—	232,385	—
Premises and Equipment	—	1,011,791	(1,011,791)	955,888
Deferred Debenture Charges	287	285	2	267
Deferred Tax Assets	628,042	998,031	(369,988)	423,572
Customers’ Liabilities for Acceptances and Guarantees	5,692,763	4,129,081	1,563,681	5,556,929
Reserves for Possible Losses on Loans	(799,331)	(1,076,887)	277,555	(814,178)
Reserve for Possible Losses on Investments	(1,570)	(5,779)	4,209	(1,208)

Total Assets	¥146,713,320	¥143,799,300	¥2,914,020	¥149,612,794

Liabilities
Deposits	¥72,108,491	¥68,267,343	¥3,841,148	¥73,007,994
Negotiable Certificates of Deposit	9,695,006	7,574,837	2,120,169	9,359,131
Debentures	6,048,621	7,517,925	(1,469,304)	6,606,305
Call Money and Bills Sold	8,124,623	9,894,008	(1,769,385)	9,466,054
Payables under Repurchase Agreements	10,455,268	11,129,705	(674,437)	10,079,585
Guarantee Deposits Received under Securities Lending Transactions	6,058,715	7,811,817	(1,753,101)	7,301,540
Commercial Paper	30,000	269,600	(239,600)	50,000
Trading Liabilities	8,647,403	8,544,776	102,626	7,880,634
Borrowed Money	2,807,034	2,566,789	240,245	2,768,811
Foreign Exchange Liabilities	275,497	387,962	(112,464)	389,638
Short-term Bonds	809,000	1,111,500	(302,500)	1,385,100
Bonds and Notes	2,527,185	2,257,134	270,050	2,488,498
Due to Trust Accounts	1,278,372	1,397,678	(119,305)	1,354,889
Other Liabilities	6,081,958	5,618,567	463,391	5,382,931
Reserve for Bonus Payments	8,731	6,842	1,889	35,374
Reserve for Employee Retirement Benefits	38,910	38,189	721	38,616
Reserve for Contingencies	44,851	8,104	36,747	45,567
Reserves under Special Laws	2,465	1,948	517	2,352
Deferred Tax Liabilities	28,168	29,736	(1,568)	127,847
Deferred Tax Liabilities for Revaluation Reserve for Land	119,962	133,692	(13,730)	120,873
Acceptances and Guarantees	5,692,763	4,129,081	1,563,681	5,556,929

Total Liabilities	140,883,033	138,697,241	2,185,791	143,448,677

F-A-5

(Unaudited)

1. CONSOLIDATED BALANCE SHEETS—(Continued)

				(Reference)

	At June 30, 2006	At June 30, 2005	Change	At March 31, 2006
	Millions of yen
Net Assets
Common Stock and Preferred Stock	1,540,965	—	1,540,965	—
Capital Surplus	411,167	—	411,167	—
Retained Earnings	1,650,429	—	1,650,429	—
Treasury Stock	(46,964)	—	(46,964)	—

Total Shareholders’ Equity	3,555,597	—	3,555,597	—

Net Unrealized Gains on Other Securities, net of Taxes	989,025	—	989,025	—
Net Deferred Hedge Losses, net of Taxes	(175,014)	—	(175,014)	—
Revaluation Reserve for Land, net of Taxes	169,050	—	169,050	—
Foreign Currency Translation Adjustments	(46,839)	—	(46,839)	—

Total Valuation and Translation Adjustments	936,222	—	936,222	—

Minority Interests	1,338,466	—	1,338,466	—

Total Net Assets	5,830,287	—	5,830,287	—

Total Liabilities and Total Net Assets	¥146,713,320	¥—	¥146,713,320	¥—

Minority Interests
Minority Interests	—	1,137,807	(1,137,807)	1,359,122

Shareholders’ Equity
Common Stock and Preferred Stock	—	1,540,965	(1,540,965)	1,540,965
Capital Surplus	—	1,022,574	(1,022,574)	411,160
Retained Earnings	—	1,149,314	(1,149,314)	1,498,143
Revaluation Reserve for Land, net of Taxes	—	195,590	(195,590)	170,384
Net Unrealized Gains on Other Securities, net of Taxes	—	500,547	(500,547)	1,279,216
Foreign Currency Translation Adjustments	—	(50,102)	50,102	(48,062)
Treasury Stock	—	(394,638)	394,638	(46,814)

Total Shareholders’ Equity	—	3,964,250	(3,964,250)	4,804,993

Total Liabilities, Minority Interests and Total Shareholders’ Equity	¥—	¥143,799,300	¥(143,799,300)	¥149,612,794

Note :	Amounts less than one million yen are rounded down.

F-A-6

(Unaudited)

2. CONSOLIDATED INCOME STATEMENTS

				(Reference)

	For the three months ended June 30, 2006	For the three months ended June 30, 2005	Change	For the fiscal year ended March 31, 2006
	Millions of yen
Ordinary Income	¥858,158	¥754,989	¥103,169	¥3,557,549
Interest Income	527,964	424,525	103,438	1,935,048
Interest on Loans and Bills Discounted	286,092	256,200	29,892	1,071,892
Interest and Dividends on Securities	113,078	80,450	32,627	456,749
Fiduciary Income	14,494	15,367	(872)	78,843
Fee and Commission Income	141,586	128,039	13,546	650,549
Trading Income	49,884	30,837	19,047	211,029
Other Operating Income	72,482	104,406	(31,923)	354,481
Other Income	51,745	51,813	(67)	327,595

Ordinary Expenses	606,794	521,766	85,028	2,636,480
Interest Expenses	272,057	169,634	102,422	872,403
Interest on Deposits	91,393	44,991	46,402	249,176
Interest on Debentures	9,665	13,768	(4,103)	48,208
Fee and Commission Expenses	25,380	23,798	1,581	94,614
Trading Expenses	852	—	852	6,088
Other Operating Expenses	32,093	34,353	(2,259)	254,408
General and Administrative Expenses	262,036	269,024	(6,988)	1,095,243
Other Expenses	14,373	24,955	(10,581)	313,722

Ordinary Profits	251,363	233,222	18,141	921,069

Extraordinary Gains	23,556	30,895	(7,339)	174,616

Extraordinary Losses	909	5,028	(4,118)	115,543

Income before Income Taxes and Minority Interests	274,011	259,090	14,920	980,142
Income Taxes:
Current	6,883	8,791	(1,908)	64,038
Deferred	17,979	59,399	(41,420)	185,035

Minority Interests in Net Income	18,309	17,585	723	81,164

Net Income	¥230,838	¥173,313	¥57,525	¥649,903

Note :	Amounts less than one million yen are rounded down.

F-A-7

(Unaudited)

3. CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

For the three months ended June 30, 2006

	Shareholders’ Equity					Valuation and Translation Adjustments
	Common Stock and Preferred Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity	Net Unrealized Gains on Other Securities, net of Taxes	Net Deferred Hedge Losses, net of Taxes	Revaluation Reserve for Land, net of Taxes	Foreign Currency Translation Adjustments	Total Valuation and Translation Adjustments	Minority Interests	Total Net Assets
	Millions of yen
Balance at March 31, 2006	¥1,540,965	¥411,160	¥1,498,143	¥(46,814)	¥3,403,455	¥1,279,216	¥—	¥170,384	¥(48,062)	¥1,401,538	¥1,359,122	¥6,164,116

Changes during the period
Cash Dividends	—	—	(79,849)	—	(79,849)	—	—	—	—	—	—	(79,849)
Board Members’ Bonuses	—	—	(36)	—	(36)	—	—	—	—	—	—	(36)
Net Income	—	—	230,838	—	230,838	—	—	—	—	—	—	230,838
Repurchase of Treasury Stock	—	—	—	(158)	(158)	—	—	—	—	—	—	(158)
Disposition of Treasury Stock	—	6	—	7	14	—	—	—	—	—	—	14
Transfer from Revaluation Reserve for Land, net of Taxes	—	—	1,333	—	1,333	—	—	—	—	—	—	1,333
Net Changes in Items other than Shareholders’ Equity	—	—	—	—	—	(290,190)	(175,014)	(1,333)	1,222	(465,316)	(20,656)	(485,972)
Total Changes during the period	—	6	152,286	(150)	152,142	(290,190)	(175,014)	(1,333)	1,222	(465,316)	(20,656)	(333,829)

Balance at June 30, 2006	¥1,540,965	¥411,167	¥1,650,429	¥(46,964)	¥3,555,597	¥989,025	¥(175,014)	¥169,050	¥(46,839)	¥936,222	¥1,338,466	¥5,830,287

Note :	Amounts less than one million yen are rounded down.

F-A-8

(Unaudited)

4. SEGMENT INFORMATION

<Segment Information by Type of Business>

For the three months ended June 30, 2006

	Banking Business	Securities Business	Other	Total	Elimination	Consolidated Results
	Millions of yen
Ordinary Income
(1) Ordinary Income from outside customers	681,570	138,756	37,831	858,158	—	858,158
(2) Inter-segment Ordinary Income	12,427	12,957	23,210	48,595	(48,595)	—

Total	693,997	151,713	61,042	906,754	(48,595)	858,158

Ordinary Expenses	466,914	127,811	53,018	647,744	(40,949)	606,794

Ordinary Profits	227,083	23,902	8,024	259,009	(7,645)	251,363

For the three months ended June 30, 2005

	Banking Business	Securities Business	Other	Total	Elimination	Consolidated Results
	Millions of yen
Ordinary Income
(1) Ordinary Income from outside customers	601,284	105,138	48,565	754,989	—	754,989
(2) Inter-segment Ordinary Income	9,230	7,003	20,036	36,270	(36,270)	—

Total	610,515	112,142	68,601	791,259	(36,270)	754,989

Ordinary Expenses	411,132	90,232	50,483	551,848	(30,082)	521,766

Ordinary Profits	199,382	21,909	18,118	239,411	(6,188)	233,222

(Reference) For the fiscal year ended March 31, 2006

	Banking Business	Securities Business	Other	Total	Elimination	Consolidated Results
	Millions of yen
Ordinary Income
(1) Ordinary Income from outside customers	2,813,124	558,830	185,594	3,557,549	—	3,557,549
(2) Inter-segment Ordinary Income	24,379	48,741	115,480	188,600	(188,600)	—

Total	2,837,503	607,572	301,075	3,746,150	(188,600)	3,557,549

Ordinary Expenses	2,121,573	438,404	258,502	2,818,479	(181,999)	2,636,480

Ordinary Profits	715,930	169,167	42,572	927,670	(6,601)	921,069

Notes:	1. Ordinary Income and Ordinary Profits are presented in lieu of Sales and Operating Profits as is the case for non-financial companies.
2. Major components of type of business are as follows:

(1) Banking Business: banking and trust banking business

(2) Securities Business: securities business

(3) Other: investment advisory business and other

F-A-9

(Unaudited)

(Changes of accounting methods since the most recent fiscal year)

1. As a result of amendments to the attached form of the “Banking Law Enforcement Regulations” (Ministry of Finance Ordinance No. 10, 1982) to apply effective from the fiscal year beginning April 1, 2006, presentation of the account items below has been changed beginning the first quarter of fiscal 2006.

(1)	“Premises and Equipment” is classified under “Tangible Fixed Assets”, “Intangible Fixed Assets” or “Other Assets.”

(2)	Software, which was included in “Other Assets”, is included in “Intangible Fixed Assets.”

2. “Accounting Standards for Presentation of Net Assets in the Balance Sheet” (the Accounting Standards Board of Japan (“ASBJ”) Statement No. 5, December 9, 2005) and the “Guideline on Accounting Standards for Presentation of Net Assets in the Balance Sheet” (ASBJ Guideline No. 8, December 9, 2005) are to apply effective from the interim period ending on and after the date the Company Law takes effect. Therefore effective from the first quarter of fiscal 2006, former “Total Shareholders’ Equity” and other items are presented as “Net Assets” in accordance with the above standard and guideline.

The amount corresponding to “Total Shareholders’ Equity” as of the end of the first quarter of fiscal 2006 is ¥4,666,834 million.

3. The “Accounting Standard for Statement of Changes in Net Assets” (ASBJ Statement No. 6, December 27, 2005) and the “Guideline on Accounting Standard for Statement of Changes in Net Assets” (ASBJ Guideline No. 9, December 27, 2005) are to apply effective from the interim period ending on and after the date the Company Law takes effect. Therefore effective from the first quarter of fiscal 2006, the “consolidated statement of changes in net assets” is prepared in accordance with the above standard and guideline.

The above resulted in the abolition, commencing the first quarter of fiscal 2006, of the consolidated statement of capital surplus and retained earnings which had been prepared each fiscal year up to and including the previous fiscal year.

(Subsequent events)

1. MHFG repurchased and cancelled Fourth Series Class IV Preferred Stock and Sixth Series Class VI Preferred Stock on July 4, 2006.

The repurchases were executed within the stock repurchase limit approved at the ordinary general meeting of shareholders on June 27, 2006, pursuant to Article 156-1 of the Company Law and our articles of incorporation.

The details were as follows:

	Aggregate number of shares repurchased
	Fourth Series Class IV Preferred Stock	150,000 shares
	Sixth Series Class VI Preferred Stock	150,000 shares
‚	Repurchase price per share
	Fourth Series Class IV Preferred Stock	¥2,012,389
	Sixth Series Class VI Preferred Stock	¥2,010,930
ƒ	Total amount of repurchase
	Fourth Series Class IV Preferred Stock	¥301,858,350,000
	Sixth Series Class IV Preferred Stock	¥301,639,500,000
„	Aggregate number of shares cancelled
	Same as aggregate number of shares repurchased (above )
	(Cancellation pursuant to Article 178 of the Company Law)
…	Date of repurchase and cancellation	July 4, 2006

†	The total decrease in Capital Surplus and Retained Earnings resulting from cancellation of treasury stock amounted to ¥603,497 million.

F-A-10

(Unaudited)

2. MHFG resolved in the Board of Directors on June 30, 2006, to repurchase and cancel a portion of treasury stock currently held by our subsidiary, Mizuho Financial Strategy Co., Ltd., and executed on July 7, 2006. The details were as follows:

	Aggregate number of shares repurchased
	Common stock of MHFG	131,800 shares
‚	Repurchase price per share	¥986,000
ƒ	Total amount of repurchase	¥129,954,800,000
„	Aggregate number of shares cancelled
	Same as aggregate number of shares repurchased (above )
	(Cancellation pursuant to Article 178 of the Company Law)
…	Date of repurchase and cancellation	July 7, 2006

†	The total decrease in Capital Surplus and Retained Earnings resulting from cancellation of treasury stock amounted to ¥15,266 million. Treasury Stock decreased in the same amount and as a result there was no change in Net Assets.

F-A-11

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

MIZUHO FINANCIAL GROUP, INC.

By:	/s/ Terunobu Maeda
Name: Terunobu Maeda
Title: President & CEO

October 19, 2006

1

EXHIBIT INDEX

Exhibit number	Description of exhibits
1.1	Articles of Incorporation of Mizuho Financial Group, Inc., dated June 27, 2006 (English Translation)

1.2	Bylaws Regarding the Board of Directors of Mizuho Financial Group, Inc., effective from January 8, 2003 and as amended on June 27, 2006 (English Translation)

1.3	Regulations of Board of Corporate Auditors of Mizuho Financial Group, Inc., effective from January 9, 2003 and as amended on September 25, 2006 (English Translation)

1.4	Share Handling Regulations of Mizuho Financial Group, Inc., dated June 27, 2006 (English Translation)

2.1	Specimen of common stock certificates

2.2	Form of American Depositary Receipt

2.3	Form of Deposit Agreement among the registrant, The Bank of New York as Depositary and all owners and holders from time to time of American Depositary Receipts issued thereunder

8	List of significant subsidiaries of Mizuho Financial Group, Inc.—see “Item 4.C. Information on the Company—Organizational Structure.”

15.1	Consent of Independent Registered Public Accounting Firm

1